Form 20-F
period 2021-12-31
VIQ Solutions Inc.
filed 2022-05-02
CIK 1777765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-40717

VIQ SOLUTIONS INC.

(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive offices)

Sebastien Paré

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

Telephone: (905) 948-8266

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares (no par value per share)	VQS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 29,881,717

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†    The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

GENERAL INFORMATION

All references in this Annual Report on Form 20-F, or Annual Report, to “VIQ” the “Company,” “we,” “us” and “our” refer to VIQ Solutions Inc. and its consolidated subsidiaries, except where the context otherwise requires.

This Annual Report includes trademarks, tradenames and service marks, certain of which belong to us and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this Annual Report appear without the ®, ™ and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we will not assert our rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our fiscal year is the 12-month period ending December 31. Amounts stated herein are in United States dollars, unless otherwise indicated. All references to “CDN$” are to Canadian dollars. Certain totals, subtotals and percentages throughout this report may not reconcile due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

●	the COVID-19 pandemic and its impacts on our business and operations;
●	our transition to a SaaS revenue model;
●	our ability to grow revenue;
●	our ability to identify and acquire suitable acquisition targets;
●	our ability to successfully integrate acquired businesses;
●	our ability to integrate our products into clients’ workspaces;
●	effective operation of our products in changing mobile operating system environments;
●	the success of our products;
●	our ability to protect against and respond to any cybersecurity incidents;
●	the development and improvement of our products;
●	our ability to anticipate industry changes;
●	our ability to compete;
●	international operations;

●	intellectual property rights and protection of such rights;
●	products liability and insurance coverage;
●	successful management of growth;
●	conflicts of interest;
●	need for additional financing;
●	accuracy of accounting estimates;
●	taxation and foreign currency; and
●	internal controls.

PART I

Item 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.Offer Statistics and Expected Timetable.

Not applicable.

Item 3.Key Information.

A.[Reserved]

Not applicable.

B.Capitalization and indebtedness.

Not applicable.

C.Reasons for the offer and use of proceeds.

Not applicable.

D.Risk factors.

Due to the nature of VIQ’s business, the legal and economic climate in which it operates and its present stage of development, VIQ is subject to significant risks. The risks presented below should not be considered to be exhaustive and may not be all of the risks that VIQ may face. Additional risks and uncertainties not presently known to VIQ or that VIQ currently considers immaterial may also impair its business and operations. If any of the following or other risks occur, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of the Common Shares could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. Readers should carefully consider all such risks and other information elsewhere in this Annual Report before making an investment in VIQ and should not rely upon forward-looking statements as a prediction of future results. Risk factors relating to VIQ include, but are not limited to, the factors set out below.

Business Risks

COVID-19

Since December 2019, the outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, mandatory quarantine periods and social distancing, have caused material disruption to business globally, resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Although vaccines have been effective to date in reducing the prevalence of COVID-19 in the largest markets for our products and services, additional mutations of the COVID-19 virus may evade the protection offered by vaccines and prolong the adverse effects of the pandemic on the economy, the Company and our customers.

Our transition to SaaS revenue model will cause our revenues to decline initially.

The Company is in the process of transitioning its software product offerings from license sales to a SaaS offering. License sales allow the Company to recognize the full amount of revenue upon the initial sale of the software to a client. But revenues from SaaS are recognized ratably over the period of time contracted with the client and their use of the software. Therefore, we expect that initial SaaS revenue will be lower compared to prior periods, but should recover over the course of the contract.

We may be unable to grow revenue and may never become profitable.

To increase our revenue and achieve and maintain profitability, we must regularly add new customers or sell additional solutions to our existing customers. Numerous factors may impede our ability to add new customers and sell additional solutions to our existing customers, including:

●	our inability to convert companies that have been referred to us by our existing network into paying customers,
●	failure to attract and effectively train new sales and marketing personnel,
●	failure to retain and motivate our current sales and marketing personnel,
●	failure to develop relationships with partners or resellers, and
●	failure to ensure the effectiveness of our marketing programs. In addition, if prospective customers do not perceive our solutions to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers to become profitable.

Further, if the resellers and integrators that we work with fail to devote sufficient resources to provide effective sales and marketing support of our products, sales to our customers would be hurt.

Fluctuations in Periodic Results

The Company’s operating results can vary substantially from period to period. Planned operating expenses are normally targeted to planned revenue levels for the period and are incurred equally throughout the period. If expenses remain relatively fixed, but the Company’s revenues are less than planned in any quarter, the Company’s operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results could result in an immediate and adverse effect on the market price of the Common Shares. The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the price of the Common Shares.

If we cannot continue to identify and acquire suitable acquisition targets, our Company will not grow as planned.

The Company’s strategy has historically involved pursuing accretive acquisitions. The Company may not be able to identify suitable new acquisition targets that are available to purchase at a reasonable value. Even if a suitable acquisition can be identified the acquisition may not proceed if suitable terms cannot be negotiated. Even if the Company is able to complete additional acquisitions in the future, there are risks inherent in any such acquisition. When conducting due diligence on a potential acquisition, we may not identify all the risks and costs inherent in the business being acquired. If an acquisition of an identified business were to proceed in which a portion or all of the consideration consisted of cash, additional funding maybe required through public or private financings if internally generated cash resources are not sufficient, and such funding may not be available to us on acceptable terms, or at all.

If we are not able to successfully integrate acquired businesses, our financial results would suffer.

Our ability to integrate recent and future acquisitions into our business is subject to a number of risks including the following:

●	failure to integrate successfully the personnel, information systems, technology and operations of the acquired business; failure to maximize the potential financial and strategic benefits of the acquisition; failure to realize the expected synergies of the acquired business; possible impairment of relationships with employees and clients as a result of any integration of new businesses and management personnel; impairment of goodwill; increased demand on human resources and operating systems, procedures and controls; and reductions in future operating results as a result of the amortization of intangible assets.

Future acquisitions are accompanied by the risk that obligations and liabilities of an acquired business may not be adequately reflected in the historical financial statements of that business and the risk that historical financial statements may be based on assumptions, which are incorrect or inconsistent with the Company’s assumptions or approach to accounting policies. If we do not manage effectively the acquisition and integration of businesses, this could lead to disruptions in the overall activities of the Company, a loss of clients and revenue, and increased expenses. If we assume contingent liabilities in connection with the acquisitions of businesses, which are unknown at the time of acquisition or turn out to be more than expected, our financial condition could be impaired

If we are unable to effectively integrate our products into clients’ workplaces and adapt to clients’ changes, our revenues and reputation will suffer.

A portion of our sales are made into applications that require our products to be interfaced with other enterprise workflows, enterprise information technology environments or software functionalities. Any significant changes to those enterprise workflows, IT environments or software programs may limit the use or functionality of or demand for our products. As our customers advance technologically, we must continue to advance, modify and adapt our products to effectively interface our products with customer technologies to remain competitive.

If our products cannot continue to effectively operate with changing mobile operating systems and computer networks, our sales will suffer.

The functionality of certain of our products depends upon the continued interoperability of these products with popular mobile operating systems to deliver a high-quality user experience. Any changes in these systems that degrade our products’ functionality or give preferential treatment to competitive offerings could adversely affect the operability and usage of our software products on mobile devices and, thereby, result in lower sales of our products.

If our products fail for any of a large number of reasons, our reputation, market share and financial results would suffer.

Our business is dependent upon providing customers with fast, efficient and reliable services. Any reduction in the performance, reliability or availability of required network infrastructure may harm our ability to distribute content to our customers, which would damage our reputation and ability to attract and retain customers.

Our operations are susceptible to, and could be damaged or interrupted by, outages caused by fire, flood, power loss, telecommunications failure, Internet or mobile network breakdown, earthquake and similar events. Our solutions are also subject to human error, security breaches, power losses, computer viruses, break-ins, “denial of service” attacks, sabotage, intentional acts of vandalism and tampering designed to disrupt our computer systems and network communications. Our failure or our customers’ failure to protect the networks against damage from any of these events could have a material adverse effect on our business.

Our operations also depend on web browsers, internet service providers and mobile networks operated by others to provide our customers’ end-users with access to websites, streaming and mobile content. Many of these providers have experienced outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our solutions. Any such outage, delay or difficulty could adversely affect our ability to effectively provide our products and services, which would harm our business.

The continuing risk of evolving and more sophisticated cyber-threats could be very costly and hurt our reputation.

Despite having implemented numerous security features, malware, viruses, hacking, phishing attacks, social engineering, and other electronic threats on businesses have become more prevalent, have occurred on our systems in the past, and are likely to occur on our systems in the future. While we continue to advance measures to safeguard our solutions and services from cybersecurity threats and vulnerabilities, cyber-attacks and other security incidents continue to evolve in sophistication and frequency and have become increasingly challenging to stop. An attack on our systems could serve as a way to obtain access into our customers’ systems, which could result in liability and reputational damage for us. Businesses have experienced material sales declines after discovering data breaches, and our business could be similarly impacted. The costs to continuously improve the security of our solutions and reduce the likelihood of a successful attack are high and are expected to continue to increase. Furthermore, some jurisdictions have enacted laws requiring companies to notify consumers of data security breaches involving their personal data. These mandatory disclosures regarding a security breach often lead to widespread negative publicity, which may cause our customers to lose confidence in the effectiveness of the data security measures of our solutions. Any negative incidents can quickly erode trust and confidence, particularly if they result in adverse mainstream and social media publicity, governmental investigations or litigation. Any failure to maintain performance, reliability, security and availability of our products and technical infrastructure to the satisfaction of our customers may harm our reputation, impair our ability to retain existing customers and attract new customers and expose us to legal claims and government action, each of which could have a material adverse impact on our business, results of operations and financial condition.

If we cannot timely develop new and technologically improved products, we will not be able to enter new markets or further penetrate existing markets

The industry in which the Company operates is subject to rapid technological change. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve our solutions, to introduce new features and services in a timely manner, to sell into new markets and to further penetrate our existing markets. The success of any enhancement or new feature or service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or new feature or service If we are unable to successfully develop or acquire new features, products or services, enhance existing products or services to meet customer requirements, sell products and services into new markets or sell our product and services to additional customers in our existing markets, our revenue will not grow as expected. Moreover, we are frequently required to enhance and update our products and services as a result of changing standards and technological developments, which makes it difficult to recover the cost of development and forces us to continually qualify new features with our customers.

If we do not accurately anticipate industry changes and adapt rapidly to technological developments with cost-effective solutions, we will lose existing and potential customers.

The industry in which we operate is evolving at a rapid pace. Our ability to attract new customers and increase revenue from customers will depend in significant part on our ability to anticipate industry changes and to continue to enhance our solutions or introduce or acquire new solutions on a timely basis to keep pace with technological developments. The success of new solution depends on several factors, including the timely completion and market acceptance of the enhancement or new solution. Any new solution we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue.

If we cannot compete effectively in the highly competitive business segments in which we operate, we could lose market share, or be forced to cut our prices and margins.

VIQ competes with a number of firms in various business segments that are very competitive. Competitors in courts, for example, are different from the ones we are competing against in public safety, medical, and legal sectors. Many of these companies have greater financial, technological, and personnel resources and experience than those of VIQ and therefore, we may be at competitive disadvantages.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than VIQ can, or may devote greater resources to the development, promotion and sale of products than VIQ can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of VIQ’s current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on VIQ’s business. VIQ’s competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom VIQ currently has relationships, thereby limiting VIQ’s ability to promote its products and services.

To remain competitive, VIQ must continue to provide:

●	technologically advanced products and solutions that anticipate and satisfy the demands of end-users;
●	continuing advancements and innovations in VIQ’s product offerings, including products with price-performance advantages or value-added features in security, reliability or other key areas of customer interest;
●	a responsive and effective sales force;
●	a dependable and efficient sales distribution network;
●	superior customer service; and
●	high levels of quality and reliability.

Competition may result in price reductions by VIQ, lower gross profit margins, increased discounts to customers and loss of market share, and could require increased spending by VIQ on research and development, sales and marketing and customer support, which would hurt our results of operations.

Our international operations expose us to additional risks that could harm our business.

We currently operate in the United States, Australia, the United Kingdom and Canada and our products and services are sold internationally. There are certain risks inherent in international operations including, but not limited to:

●	remote management,
●	unexpected changes in regulatory requirements,
●	export restrictions, tariffs and other trade barriers,
●	difficulties in staffing and managing foreign operations,
●	longer payment cycles,
●	problems in collecting accounts receivable,
●	fluctuations in currency exchange rates, and
●	potential adverse tax consequences.

If we are affected by any of these risks, our operating results and financial condition will suffer.

If we are unable to protect our intellectual property rights, we may not be able to compete effectively in our markets.

Our success is heavily dependent on our ability to protect our intellectual property. Although we seek to protect proprietary intellectual property in part through confidentiality agreements with corporate resellers, strategic partners, employees, consultants and certain contractors, these agreements could be breached and we may not have adequate remedies. Even if these agreements are not breached, our trade secrets could otherwise become known or independently discovered by our competitors. Any such disclosures could hurt our competitive position.

Claims that we infringe the intellectual property rights of others, may prohibit or delay the use or sale of our products and services and would be very expensive to defend.

It is possible that our products or processes will infringe, or will be found to infringe, on patents not owned or controlled by us. Companies in the technology industry often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. If any relevant claims of patents owned by others are upheld as valid and enforceable, we could be prevented from practicing the subject matter claimed in such patents or would be required to obtain licenses or redesign our products and processes to avoid infringement. If such licenses are not available at all or on terms commercially reasonable to us, we may be forced to redesign our products or processes to avoid infringement, which could require significant effort and expense or be infeasible. If we cannot license or develop technology for the infringing aspects of our business, we may be forced to limit product and service offerings and may be unable to compete effectively. Any of these results could harm VIQ’s brand and prevent VIQ from generating sufficient revenue or achieving profitability. Litigation may be necessary to defend against claims of infringement or to protect trade secrets. Such litigation could result in substantial costs and diversion of management efforts regardless of the results of such litigation and an adverse result could subject the Company to significant liabilities to third parties, require disputed rights to be licensed or require the Company to cease using such technology.

If our insurance is inadequate to cover product liability and other claims, our financial position could deteriorate.

Our business faces an inherent risk of exposure to product liability and other claims in the event that the development or use of our technology or products is alleged to have resulted in adverse effects on our customers or others. Although we currently carry product liability insurance, coverage may be insufficient and we may not be able to obtain product liability insurance in the future at acceptable cost or adequate to protect against potential product liability claims. An uninsured claim could prevent or inhibit the commercialization of products developed by us and have a material adverse effect on our financial condition.

Inability to managing our growth would hurt our operating results.

To manage growth and changes in strategy effectively, we must:

●	maintain adequate systems to meet customer demand,
●	expand sales and marketing, distribution capabilities, and administrative functions,
●	expand the skills and capabilities of our current management team,
●	attract and retain additional qualified management and employees, and
●	expand our internal operational and financial controls significantly, so that we can maintain control over operations and provide support to other functional areas as the number of personnel and size of business increases.

We expect to invest any earnings and capital to support our growth, but may incur additional unexpected costs, which could impair our ability to expand quickly enough to capitalize on potential market opportunities. Our inability to achieve any of these objectives could harm our business, financial condition and results of operations.

If we cannot attract and retain skilled personnel, our business will suffer.

The loss of any member of our management team could have a material adverse effect on our business. In addition, the inability to hire, or the increased costs of hiring, new personnel, including members of executive management, could have a material adverse effect on our business. The expansion of marketing and sales of its products will require us to find, hire and retain additional capable employees who can understand, explain, and successfully market and sell our products. There is intense competition for capable personnel in all of these areas and if we are not successful in attracting, training, integrating, motivating, and retaining new personnel, vendors, or subcontractors for these required functions, our business will not grow. New employees often require significant training and in many cases, take a significant amount of time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection with equity awards, and we may lose new employees to competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition, as we move into new jurisdictions, we will need to attract and recruit skilled employees in those new areas.

If we are not effective in managing conflicts of interest, our competitive position could be harmed.

If any directors or officers of VIQ become directors or officers of, or have significant shareholdings in, other companies that may participate in ventures in which VIQ may participate, such directors and officers of VIQ may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with VIQ. In the event that any such conflict of interest arises, a director who has such a conflict is required to disclose the conflict to a meeting of the directors of VIQ, not participate in any relevant discussions and abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of VIQ are required to act honestly, in good faith and in the best interests of VIQ. In determining whether or not VIQ will participate in a particular transaction, the directors will primarily consider the potential benefits to VIQ, the degree of risk to which VIQ may be exposed and its financial position at that time. If any such conflicts are not properly disclosed or an officer or director fails to be fully removed from all relevant discussions and consideration, VIQ’s competitive position could be harmed.

Financial and Accounting Risks

We expect to need additional financing, which may not be available on acceptable terms, or at all.

We may need to raise additional funds to bring additional products to market, enhance marketing capabilities, and pursue potential future acquisitions. Our future capital requirements will depend on many factors, including continued progress in research and development programs, competing technological and market developments, the cost of production scale-up, effective commercialization activities and arrangements and other factors, some of which are not within our control. If additional funding is not available when needed through public or private financings on acceptable terms, we may be precluded from developing or bringing to market new products, or from making acquisitions that could be of benefit to us.

Inaccurate estimates or judgments relating to critical accounting policies could result in operating results that fall below the expectations of investors, resulting in a decline in the share price of VIQ.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

The continuing uncertainty around the outbreak of COVID-19 pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

VIQ’s operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause VIQ’s operating results to fall below the expectations of investors, resulting in a decline in the share price of VIQ. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income taxes, income tax credits receivable, share based payments, warrants, internally generated development costs, functional currency, impairment of non-financial assets, purchase price allocation, contingent consideration, incremental borrowing rate used to discount leases, allocation of the transaction price to multiple performance obligations in contracts with customers, as well as revenue and cost recognition.

Uncertainty regarding tax laws and liabilities in multiple jurisdictions could have a negative financial impact on us.

VIQ’s operations are subject to income tax and other forms of taxation in multiple jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, VIQ’s earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. VIQ may have exposure to greater than anticipated tax liabilities or expenses. VIQ may be subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure may be subject to review and challenge by both domestic and foreign taxation authorities and the determination of VIQ’s provision for income taxes and other tax liabilities will require significant judgment.

Foreign currency fluctuations could cause unexpected foreign exchange losses and reduce the trading price of our stock.

VIQ’s monetary assets and liabilities denominated in currencies other than the Canadian dollar will give rise to a foreign currency gain or loss reflected in its comprehensive earnings. To the extent the United States dollar or Australian dollar weakens against the Canadian dollar, VIQ may incur foreign exchange losses. Such losses would be included in VIQ’s financial results and, consequently, may have an adverse effect on the price of the Common Shares. As VIQ currently has a global client base, a significant portion of VIQ’s income is in US dollars and Great Britain pounds. The exchange rates between the Canadian dollar, the US dollar and the Great Britain pound are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both VIQ’s consolidated revenues as well as its consolidated expenses. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which VIQ and its foreign competitors sell products in the same market. VIQ currently does not engage in currency hedging through financial instruments.

Internal Controls Risk

Effective internal controls are necessary for VIQ to provide reliable financial reports and effectively prevent fraud. Under Canadian and United States securities law requirements, VIQ’s Chief Executive Officer and Chief Financial Officer are required to certify that they are responsible for establishing and maintaining disclosure controls and internal controls over financial reporting for the Company, that those disclosure controls and internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. VIQ maintains compliance with Canadian and United States securities law requirements by strengthening, assessing and testing the system of internal controls to provide the basis for the certification. However, the continuous process of strengthening VIQ’s internal controls and complying with Canadian and United States securities law requirements is expensive and time consuming. Furthermore, as VIQ grows its business, the controls will become more complex and the Company could require more resources to ensure its internal controls remain effective. If the measures VIQ is taking are not adequate to ensure that it maintains adequate control over financial processes and reporting or if VIQ fails to implement required new or improved controls, or encounters difficulties in their implementation, VIQ could fail to meet its reporting obligations. If VIQ or its independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in VIQ’s audited consolidated financial statements and harm its share price. In addition, future non-compliance with the Canadian and United States reporting obligations or other securities law requirements could subject VIQ to a variety of administrative sanctions, including the suspension of trading or delisting of the Common Shares, which could materially adversely affect its share price.

We are subject to the requirements of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) since our Common Shares are listed on Nasdaq. Section 404 of Sarbanes-Oxley (“Section 404”) requires companies subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of our internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act (“JOBS Act”), we are classified as an “emerging growth company”. Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b) of Sarbanes-Oxley. Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal control over financial reporting during a transition period of up to five years from our initial registration with the United States Securities and Exchange Commission (the “SEC”). We will need to prepare for compliance with Section 404(b) by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404(b) is complicated and time-consuming. Furthermore, we believe that our business will grow in the United States, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.

Risks Related to the Common Shares

Continued volatility in the market price for our Common Shares could cause investors to lose money.

We have experienced in the past and expect to continue to experience volatility and wide fluctuations in the market price of our Common Shares. Fluctuations in the market price of the Common Shares could cause an investor to lose all or part of its investment in Common Shares. Factors that could cause fluctuations in the trading price of the Common Shares include:

●	announcements of new offerings, products, services or technologies, commercial relationships, acquisitions or other events by VIQ or its competitors;
●	price and volume fluctuations in the overall stock market from time to time;
●	significant volatility in the market price and trading volume of technology companies;
●	fluctuations in the trading volume of the Common Shares or the size of VIQ’s public float;
●	actual or anticipated changes or fluctuations in VIQ’s results of operations;
●	whether VIQ’s results of operations meet or exceed the expectations of securities analysts or investors;
●	actual or anticipated changes in the expectations of investors or securities analysts;
●	litigation involving VIQ, its industry, or both;
●	regulatory developments in Canada and other countries;
●	general economic conditions and trends;
●	major catastrophic events;
●	escrow releases or sales (or expected sales) of large blocks of the Common Shares;
●	departures of key employees or members of management; or

●	an adverse impact on VIQ from any of the other risks cited herein.

We have never paid cash dividends and investors should not expect VIQ to do so in the foreseeable future.

VIQ has not declared or paid cash dividends on the Common Shares. VIQ intends to retain future earnings to finance the operation, development, and expansion of the business. VIQ does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on VIQ’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the Board considers relevant.

Your ownership interest could be diluted and our stock price could decline when we issue additional shares.

VIQ may issue Common Shares or securities convertible into Common Shares from time to time in connection with a financing, acquisition or otherwise. Any such issuance could result in substantial dilution to existing shareholders and cause the trading price of VIQ’s securities to decline.

Item 4.Information on the Company.

A.History and development of the company.

VIQ Solutions Inc. was incorporated pursuant to the Business Corporations Act (Ontario) on November 10, 2004 and was continued under the Business Corporations Act (Ontario), on April 14, 2017. The Company’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario, Canada L4V 1T1, and its telephone number is (905) 948-8266.

The Company is a reporting issuer in Canada in each of the provinces of Canada other than Quebec, and its Common Shares are listed on the Toronto Stock Exchange in Canada and the Nasdaq Capital Market in the United States under the trading symbol “VQS.”

The Company’s registered agent in the United States is C T Corporation System. The address of the Company’s registered agent in the United States is 1015 15th Street N.W., Suite 1000 Washington, D.C., 20005.

Since January 1, 2021, the following important events in the development of the Company’s business have occurred:

●	On January 21, 2021, the Company’s Common Shares began trading on the Toronto Stock Exchange under the symbol “VQS.” The Common Shares had previously traded in Canada on the TSX Venture Exchange, a capital marketplace for early-stage companies.
●	On August 12, 2021, the Company’s Common Shares began trading on the Nasdaq Capital Market under the symbol “VQS”. The Common Shares had previously traded in the United States since December 5, 2019 under the symbol “VIQLF” on the OTCQX Best Market, a marketplace for the over-the-counter trading of stocks.”
●	On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of The Transcription Agency (“TTA”), a leading supplier of secured outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the six months following closing.
●	On December 13, 2021, the Company announced the closing of the asset acquisition of Auscript Australasia Pty Ltd. (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. The Company acquired Auscript for a total purchase price of approximately $7.65 million.
●	On February 8, 2022, the Company announced that the United States Patent and Trademark Office granted a patent for its Parallel Processing Framework for Voice to Text Digital Media. This patent recognizes methods for extracting critical information from multi-speaker, multi-channel business interactions recorded on digital media. The patent protects ten unique aspects of VIQ’s innovative aiAssist processing designs and the proprietary Parallel Processing Framework for Voice to Text Digital Media

Capital Expenditures

We incur capital expenditures mainly in relation to leases of our head office in Toronto, Ontario, Canada and our office spaces in Brisbane and Perth Australia. See “Item 5.B, Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows.” We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

Internet Availability of Company Information

The SEC maintains an Internet site that contains reports, proxy information statements and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. Our website address is www.viqsolutions.com. Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this document. We have included our website address in this document solely as an inactive textual reference.

B.Business overview.

VIQ Solutions combines artificial intelligence (AI)-driven voice and video capture technology and services to securely manage digital content in the most rigid security environments including governments, courts, insurance, law enforcement, media content, news and conferencing. VIQ’s products and services help cybersecurity focused entities securely speed the capture, creation, and management of large volumes of information, preserve the unique value of the spoken word and video image, and deliver meaningful data that they can utilize.

VIQ offers its clients a technology services stack comprised of six core software solutions: MobileMic Pro, CaptureProTM, NetScribe, First Draft, Editing Services and aiAssist that are integrated to create a seamless, end to end digital platform, as outlined further below.

VIQ spent the last three years integrating its entire product portfolio into a modern, secured, cloud-based, scalable ecosystem. Through this established commercial platform, VIQ ingests multi-media content across its markets and delivers immediate value to customers in the form of high-quality evidentiary documentation. The effective aggregation of customer information in the platform, which may appear as a by-product, is in fact a valuable asset that is to be monetized. The Company’s first AI-driven use of this information was aimed at improving the efficiency of the verbatim transcription process by delivering a progressively better first draft. In turn, this capability enabled the delivery of First Draft, a service where a machine-generated version of a multi speakers recording is presented to the user, all the while, feeding back into the system the quality-controlled version of the documents we delivered, refining our linguistic and industry specific corpus models, and progressively enhancing the outcome of our services, in a virtuous circle.

VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Company’s revenue is strategically segmented both by geography and industry markets: Approximately 70% of its recent revenue has been from located in the United States, 27% from Australia and a growing 3% from Canada, Europe, Middle East and Africa.

VIQ’s solutions serve a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:

●	21% of revenue is in criminal justice;
●	34% in legal;
●	22% in insurance; and
●	23% in media, corporate finance, government and medical.

VIQ delivers its products and services to clients primarily through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, SaaS and managed services.

Looking ahead, VIQ intends on utilizing this content to extend the scope of solutions that it offers and to expand the value of the content it collects. To that end, VIQ’s ML-driven AI engine selection process drives the platform to serve emerging needs and unlocks the additional value in the data stream. VIQ takes advantage of all available technologies to accelerate its strategy, as the system is designed intentionally to integrate both VIQ’s internal intellectual property and external applications.

VIQ’s vision is to create an environment where it can cultivate the relationships with its customers through a portfolio of value-added complementary services.

VIQ is transitioning its technology services offerings towards a SaaS revenue model, in which clients are charged recurring monthly fees based on a number of variables. Given the size, nature, and visibility of its sales pipeline, VIQ anticipates this SaaS option will continue to gain traction in the markets in which VIQ’s software is offered.

Sales Cycles and Seasonality

VIQ’s sales cycles are largely dependent on the size and complexity of individual customers. Based on VIQ’s history and information available to date, the Company has identified that fourth quarter revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays.

Sales and Marketing

Target Sectors and Verticals

The vertical markets for our technology solutions and services include legal(courts), criminal justice, insurance, media, corporate finance and government organizations. These markets were selected based on our core competencies, cost considerations, and the desire to make a meaningful difference with the technology that drives a positive client experience and gross margin improvement.

Our suite of technology solutions and services are highly scalable and can be implemented to support country-wide deployments, large Fortune 500 companies, and down to small, local law enforcement agencies. The sales cycle can range from three days for small service requests to 12-18 months for large, complex platform technology sales.

Market Strategy

We have established several routes to markets and regions which follow a land-and-expand strategy. We seek to increase our integrated Technology and Technology Services footprint and volumes within client environments incrementally over time.

Our sales and marketing capabilities are aimed at expanding our footprint by selling our complete suite of services to new clients and cross-selling additional services into our existing client base. We employ a direct sales force, which we augment through channel partners and other marketing initiatives.

Our sales and marketing strategy is designed to increase brand awareness, establish the benefits of the solutions and services portfolio, and to build credibility through client proof points within our targeted markets. We utilize a direct marketing strategy to generate sales pipeline for new and current clients through targeted digital marketing campaigns, thought leadership, social media and through exhibitions at industry events and trade shows.

Regional Sales Operations

Our direct sales force is deployed across the United States, Canada, Australia, and the United Kingdom and is segmented by geography and industry segment. Our sales force is supported by our marketing organization, that provides specialized support for promotional and sales efforts. Our sales team works collaboratively with prospective clients to understand their needs, develop service proposals, and negotiate contracts to enable the execution of our solutions and services.

In addition to our direct sales team, we maintain business relationships/channel partnerships with third parties that promote and/or support our technology solutions within specific industries or geographic regions. These relationships are under agreements and compensate our channel partners for selling, implementing, and/or supporting products within our solutions portfolio. We operate worldwide with a network of partners including security integrators, audio/video specialists, and hardware and data storage suppliers.

Diversification

VIQ is segmented by both geography and industry markets. VIQ’s revenues are well diversified between a number of long term and short term contracts and arrangements.

Patents and Intellectual Property

Protection of intellectual property is integral to VIQ’s success. As such, VIQ has and will continue to pursue patent protection, register trademarks, and protect other intellectual property through trade secrets, copyright, confidential disclosure agreements, and other mechanisms as appropriate. This includes the use of confidential disclosure agreements with all prospective vendors and partners.

In order to maximize the duration of patent protection during the commercial life a potential product and/or allow the generation of data to strengthen a potential patent, VIQ may on occasion delay patent filing, while ensuring it does not risk the product protection during this delay. VIQ has in progress applications for several trademarks associated with its newer brand names.

VIQ holds three patents on technology, has one patent-pending and one patent application work in progress. The patent rights held by VIQ are summarized in the tables below:

No.	Patent	Jurisdiction	Status	Expiry
1.	Evidence Based Digital Training Portfolio – A1	United States	Granted	August 18, 2037
2.	Evidence Based Digital Training Portfolio – B2	United States	Granted	August 18, 2037
3.	Parallel Processing Framework for Voice to Text Digital Media	United States	Granted	November 27, 2039
4.	Securing And Managing Offline Digital Evidence With A Smart Data Lease System Patent application filed with United States Patent and Trademark Office on April 8, 2021	United States	Pending	--

Competition

Although VIQ has many competitors in the manual documentation automatic speech recognition/artificial intelligence segment, VIQ’s offerings are performing competitively as they are focused on and tuned to multi-speaker evidence-based markets. In addition, VIQ holds patents and patent-pending status on key intellectual property rights associated with the design and workflow of its key platforms.

Regulation

VIQ is subject to laws, regulations and rules including, among others, those related to data privacy and security. Violations of any of these laws and regulations may result in fines or penalties and/or commercial and reputational harm.

Laws Related to Individually Identifiable Information and Personal Health Information

VIQ receives, processes, transmits and stores information relating to identifiable individuals. As a result, VIQ is subject to numerous laws and regulations in the United States (both federal and state) and foreign laws and regulations designed to protect both individually identifiable information and personal health information, including (i) the Health Insurance Portability and Accountability Act of 1996, as amended, or HIPAA, and the regulations promulgated under HIPPA governing, among other things, the privacy, security and electronic transmission of individually identifiable health information, and (ii) the European Union General Data Protection Regulation (effective May 25, 2018), or GDPR, which imposes stringent data protection requirements and significant penalties for non-compliance and has had a significant impact on how we process and handle certain data.

Additional laws of the United States and foreign jurisdictions apply to our processing of individually identifiable information. These laws have been subject to frequent changes, and new legislation in this area may be enacted at any time. For example, the GDPR and the invalidation of the U.S.-EU Safe Harbor regime have required us to implement alternative mechanisms for some of our data flows from Europe to the United States to comply with applicable law.

Laws Relating to Processing Certain Financial Transactions

VIQ processes, support and executes financial transactions, and disburse funds, on behalf of its customers. This activity includes receiving debit and credit card information, processing payments for and due to VIQ customers and disbursing funds on payment or debit cards to payees of these customers. As a result, VIQ is subject to numerous laws and regulations in the United States (both federal and state) and in foreign jurisdictions, including the Electronic Fund Transfer Act, as amended, the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (including the so-called Durbin Amendment), as amended, the Gramm-Leach-Bliley Act (also known as the Financial Modernization Act of 1999), as amended, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT ACT), as amended. Other United States (both federal and state) and foreign jurisdiction laws apply to our processing of certain financial transactions and related support services. These laws are subject to frequent changes, and new statutes and regulations in this area may be enacted at any time.

Obligations to Maintain Industry Standards and Best Practices

VIQ is subject to certain industry best practices and data security standards. These data security standards include credit card brand operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (PCI DSS), a data security standard applicable to companies that collect, store or transmit payment card data. Any failure to comply fully or materially with PCI DSS or other applicable industry standards now or at any point in the future may negative impact VIQ’s contractual relationships. In addition, failure to meet PCI DSS standards could result in the loss of VIQ’s ability to accept credit card payments and the failure to meet applicable standards could impact VIQ’s ability to service customers in the markets we serve.

C.Organizational structure.

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on November 10, 2004, under the name “VIQ Solutions Inc.”. The Company was continued under the Business Corporations Act (Alberta) on April 14, 2017.

The Company’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1, Canada.

The corporate structure of the Company and its material subsidiaries are as indicated in the following chart:.

D.Property, plant and equipment.

We do not own any real property. Our corporate headquarters and other principal offices are leased pursuant to customary lease agreements. We believe our current facilities are adequate for our business and operations, and actively evaluate the adequacy of our facilities on an ongoing basis.

Corporate Headquarters; Ontario, Canada: On July 1, 2017, we entered into a lease for the entirety of a 6,458 square foot building located at 5915 Airport Road, Mississauga, Ontario. This lease expires November 30, 2025. We have an option to extend the least for an additional 5-year term. The current basic rent is $68,648 annually. The property operates as our corporate headquarters.

Auscript Properties; Perth and Brisbane City, Australia: On December 13, 2021, we entered into two leases relating to our VIQ Australia business, located at 233 Adelaide Terrace, Perth, Australia (the “Perth Lease”) and 102 Adelaide St, Brisbane City QLD Australia (the “Brisbane Lease,” and together with the Perth Lease, the “VIQ Australia Leases”), for 4,036 and 7,911 square foot facilities, respectively. The Perth Lease expires November 1, 2023, and the Brisbane Lease expires August 1, 2025. We have an option to extend the Perth Lease for an additional 2 year-term, and an option to extend the Brisbane Lease for an additional 3-year term. The current basic rent for the Perth Lease is $95,430 annually, and $245,354 annually for the Brisebane Lease.

Item 4A.Unresolved Staff Comments.

Not Applicable.

Item 5.Operating and Financial Review and Prospects.

A.Operating Results

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the years ended December 31, 2021, 2020 and 2019. This MD&A should also be read in conjunction with our audited financial statements for the years ended December 31, 2021, 2020 and 2019, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of Presentation

Our audited consolidated financial statements have been prepared in accordance with IFRS. Our fiscal year is the 12-month period ending December 31. Amounts stated in this MD&A are in United States dollars, unless otherwise indicated.

Cautionary Note Regarding Non-IFRS Measures and Industry Metrics

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements.

We use the following non-IFRS financial performance measures in our MD&A:

●	Adjusted EBITDA
●	EBITDA
●	Annual Recurring Revenue (“ARR”)

For a detailed description of each of the non-IFRS measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under IFRS, please refer to the Key Operating Metrics – Non-IFRS Measures section of this MD&A. The non-IFRS measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA,” as defined by management, refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of restricted share units (“RSUs”), gain on revaluation of derivative warrant liability, restructuring costs, impairment of goodwill and intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

“ARR,” as defined by management, is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions and 3- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases. We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations. We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

“EBITDA,” as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 2,560 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia and Europe, the Middle East and Africa.

Our scalable technology utilizes artificial intelligence (AI) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2021, our platform processed over 13.3 million minutes of recorded, multi-speaker, multi-channel audio and video and created 7.3 million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Key Operating Highlights

●	Total revenue for the year ended December 31, 2021, was $31,046,812, a decrease of $702,881 or 2% from $31,749,693 recognized in the comparative period in 2020. Total revenue for the year ended December 31, 2020, was $31,749,693, an increase of $6,653,385 or 27% from $25,096,308 recognized in the comparative period in 2019.

●	Gross margin for the year ended December 31, 2021, was $14,922,959 representing 48% of revenue, a decrease of $1,227,297 from $16,150,256 of gross margin recognized in the comparative period in 2020 representing 51% of revenue. Gross margin for the year ended December 31, 2020, was $16,150,256 representing 51% of revenue, an increase of $5,330,269 from $10,819,987 of gross margin recognized in the comparative period in 2019 representing 43% of revenue.
●	Net loss for the year ended December 31, 2021, was $19,678,749, an increase of $8,533,443 or 77% from a net loss of $11,145,306 recognized in the comparative period in 2020. Net loss for the year ended December 31, 2020, was $11,455,306, an increase of $6,621,108 or 73% from a net loss of $6,621,108 recognized in the comparative period in 2019.
●	Adjusted EBITDA for the year ended December 31, 2021, was a deficit of $4,956,293, a decrease of $9,943,372, or 199% from an Adjusted EBITDA of $4,987,679 recognized in the comparative period in 2020. The decrease in Adjusted EBITDA for the year ended was driven primarily by professional service fees related to M&A, uplisting to Nasdaq and SEC registrations and TSX listing, capital markets-related fees including relating to filing of the base shelf prospectus, implementation of a new Omnibus Equity Incentive Plan, a reduction in COVID-19 subsidies compared to 2020 and lower contingent consideration gain recognized in 2021 compared to 2020. Adjusted EBITDA for the year ended December 31, 2020 was 4,987,679, an increase of $4,116,844, or 473% from an Adjusted EBITDA of $870,835 recognized in the comparative period in 2019. The increase in Adjusted EBITDA was driven by higher revenue, productivity gains in technology services and wage subsidies.

Results of Operations (Unaudited; Non-IFRS)

Key financial performance indicators that we use to manage our business and evaluate our financial results and operating performance include revenue, expenses, net income (loss) and Adjusted EBITDA. We evaluate our performance on these metrics by comparing our actual results to management budgets, forecasts, and prior period performance. The data presented is intended to provide additional information and should not be considered in isolation or as a for measures of performance prepared in accordance with IFRS. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined substitute in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements of the Company.

The following table sets forth a summary of our results of operations for the year ended December 31, 2021, 2020 and 2019:

	Year ended			Period over Period		Period over Period
	December 31			Change 2021 vs 2020		Change 2020 vs 2019
	2021	2020	2019	$	%	$	%
Revenue	31,046,812	31,749,693	25,096,308	(702,881)	(2)	6,653,385	27
Cost of sales	16,123,853	15,599,437	14,276,321	524,416	3	1,323,116	9
Gross profit	14,922,959	16,150,256	10,819,987	(1,227,297)	(8)	5,330,269	49
Expenses
Selling and administrative expenses	19,119,713	11,034,902	8,954,512	8,084,811	73	2,080,390	23
Research and development expenses	1,092,108	1,074,178	994,640	17,930	2	79,538	8
Gain on contingent consideration	(332,569)	(946,503)	—	613,934	(65)	(946,503)	—
Stock-based compensation	8,495,189	725,316	195,113	7,769,873	1,071	530,203	272
Depreciation	257,099	445,995	528,484	(188,896)	(42)	(82,489)	(16)
Amortization	4,384,502	4,813,248	2,973,945	(428,746)	(9)	1,839,303	62
Interest expense	1,331,100	4,934,517	1,549,904	(3,603,417)	(73)	3,384,613	218
Accretion and other financing expense	967,106	1,216,949	916,734	(249,843)	(21)	300,215	33
Loss on revaluation of conversion feature liability	—	1,308,440	(2,330,964)	(1,308,440)	(100)	3,639,404	(156)
Loss on repayment of long-term debt	—	1,497,804	—	(1,497,804)	(100)	1,497,804	—
Gain on revaluation of options	(1,028,055)	—	—	(1,028,055)	(100)	—	—
Gain on revaluation of RSUs	(242,595)	—	—	(242,595)	(100)	—	—
Gain on revaluation of the derivative warrant liability	(1,368,180)	—	—	(1,368,180)	(100)	—	—
Restructuring Costs	432,702	—	—	432,702	100	—	—
Impairment of goodwill and intangibles	—	2,258,369	—	(2,258,369)	(100)	2,258,369	—
Business acquisition costs	539,734	19,058	484,387	520,676	2,732	(465,329)	(96)
Other expense (income)	(12,003)	(10,373)	761,235	(1,630)	16	(771,608)	(101)
Foreign exchange (gain) loss	22,130	(132,306)	217,040	154,436	117	(349,346)	(161)
Loss before income taxes	(18,735,022)	(12,089,338)	(4,425,043)	(6,645,684)	(55)	(7,664,295)	(173)
Current income tax recovery (expense)	875	(106,986)	(93,580)	107,861	(101)	(13,406)	14
Deferred income tax recovery (expense)	(944,602)	1,051,018	(5,575)	(1,995,620)	(190)	1,056,593	(18,952)
Income tax recovery (expense)	(943,727)	944,032	(99,155)	(1,887,759)	200	1,043,187	1,052
Net Loss	(19,678,749)	(11,145,306)	(4,524,198)	(8,533,443)	(77)	(6,621,108)	(146)

Adjusted EBITDA	(4,956,293)	4,987,679	870,835	(9,943,972)	(199)	4,116,844	473

Weighted average number of common shares outstanding
Basic	26,448,594	18,080,533	9,752,131
Diluted	26,448,594	18,080,533	9,752,131
Net income (loss) per share
Basic	(0.74)	(0.62)	(0.62)
Diluted	(0.74)	(0.62)	(0.62)

The following table sets forth a reconciliation of technology services, support and maintenance, SaaS and Subscription revenues to non-IFRS measure ARR, as described above:

	2021	2020
Technology Services	26,676,738	28,190,993
Support & Maintenance	2,008,877	1,519,424
SaaS	65,187	42,662
Subscription	189,359	—
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	1,083,415	—
Add: Auscript Revenue Jan 1 - Dec 13, 2021	10,163,719	—
Add: Client Adjustments	8,447,914	—
Total Annual Recurring Revenue	$48,635,209	$29,753,079

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the year ended December 31, 2021, 2020 and 2019:

	Year ended December 31
	2021	2020	2019
Net Loss	(19,678,749)	(11,145,306)	(4,524,198)
Add:
Depreciation	257,099	445,995	528,484
Amortization	4,384,502	4,813,248	2,973,945
Interest expense	1,331,100	4,934,517	1,548,564
Current income tax recovery (expense)	(875)	106,986	93,580
Deferred income tax recovery	944,602	(1,051,018)	5,575
EBITDA	(12,762,321)	(1,895,578)	625,950
Accretion and other financing expense	967,106	1,216,949	916,734
Loss (gain) on revaluation of conversion feature liability	—	1,308,440	(2,330,964)
Loss on repayment of long-term debt	—	1,497,804	—
Loss on settlement of AP	—	—	762,575
Gain on revaluation of options	(1,028,055)	—	—
Gain on revaluation of RSUs	(242,595)	—	—
Impairment of goodwill an intangibles	—	2,258,369	—
Gain on revaluation of the derivative warrant liability	(1,368,180)	—	—
Restructuring Costs	432,702	—	—
Business acquisition financing costs	539,734	19,058	484,387
Other expense (income)	(12,003)	(10,373)	—
Stock-based compensation	8,495,189	725,316	195,113
Foreign exchange (gain) loss	22,130	(132,306)	217,040

Adjusted EBITDA	(4,956,293)	4,987,679	870,835

Components of Results of Operations

Revenue

The recurring nature of our revenue base is a key indication of performance. Most of our revenue is tied to major contracts and is expected to remain the same or increase in terms of the overall contribution to the Company. Also, these clients are tied to government entities and multinational Fortune 500 companies that provide little credit risk and accordingly provide a reliable revenue stream. Our revenue consists of transcription services, software license fees, support and maintenance and other recurring fees, professional service fees, and hardware sales. Transcription, service revenue consists of fees charged for recurring editing documentation services provided to our clients. Technology service revenue consists of fees charged for recurring automated transcription services. Software license revenue is comprised of license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party software licenses. These license sales are larger contracts with longer sales cycles and are more variable in nature. Support and maintenance and other recurring revenue primarily consist of fees charged for client support on our software products post-delivery. Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Hardware revenue includes the resale of third-party hardware that forms part of our client solutions. Occasionally, our clients may purchase a combination of software, maintenance, professional services and hardware, although the type, mix and quantity vary by client to create a solution for the client’s unique requirements.

Cost of Sales

Cost of sales consists primarily of staff costs, professional services and the cost of hardware and third-party licenses to fulfill client arrangements.

Selling and Administrative Expenses

Selling and administrative expenses consist primarily of personnel and related costs for our sales and marketing functions, including salaries and benefits, contract acquisition costs including commissions earned by sales personnel, direct marketing campaigns, public relations and other promotional activities. Selling and administrative expenses also consist primarily of personnel and related costs associated with the administrative functions of our business including corporate, finance, and internal information system support as well as legal, accounting, other professional fees, investor relations, occupancy costs and insurance.

We continue to invest globally in sales, marketing and business development to continue to diversify across segments, industries and geographies building awareness in our global brand to increase the future revenue growth of the Company.

Research and Development Expenses

Research and development expenses include personnel and related costs for ongoing research, development and product management initiatives.

Results of Operations

Comparison of the Years Ended December 31, 2021, and 2020

Revenue and Insights

Total revenue for the year ended December 31, 2021, was $31,046,812, a decrease of $702,881, or 2%, from $31,749,693 recognized in the comparative period in 2020. The decrease in revenue for the year ended December 31, 2021, is primarily due to 163 days of COVID billing days in Australia and slower recovery in the United States in car accident claims due to reduced movement of people and traffic from the lockdowns. It was also due to slower local Policing activities from the government mandated lockdowns in various states and local communities. These resulted in lower volume of insurance and police interviews and transcription revenue in the insurance and law enforcement segments which was partially offset by higher revenues recorded by the Australian business and higher technology sales. Without the pandemic, billings for an additional 163 billing days would have increased year end revenue by $1,200,000 to approximately $32,200,000 versus reported revenue.

Cost of Sales

Cost of sales for the year ended December 31, 2021, increased by $524,416, or 3%, to $16,123,853, from $15,599,437 for the comparative period in 2020. The increase in cost of sales for the year ended December 31, 2021, is primarily due to reduction of COVID-19 wage subsidies and Q421 acquisitions which were partially offset by productivity gains through NetScribe, powered by aiAssist, and the global workforce. Also increasing the cost of sales in Q2 and Q3 2021 was the subsidies. Even as subsidies to our independent contractor labor force were reduced, challenges remained in driving full pre pandemic productivity levels from that labor. A rapid pivot to utilizing global capacity supported increased capacity and reduced costs in the last quarter of the year. During the year ended December 31, 2021, the Company received $673,281 of COVID-19 subsidies vs. $2,830,986 received in the comparative period in 2020. Throughout 2021 management was forced to maintain capacity in anticipation of a rapid recovery.

Gross Profit

Gross profit for the year ended December 31, 2021, decreased by $1,227,297, or 8%, to $14,922,959, from $16,150,256, for the comparative period in 2020. The decrease in Gross Profit for the year ended December 31, 2021, is primarily due to lower COVID-19 wage subsidies received and reduction in revenue due to delayed revenue from client contracts resulting from COVID-19 impact. Excluding COVID-19 wage subsidies, gross profit margin for the year ended December 31, 2021, would be 46% vs. 42% in the comparative period in 2020.

Selling and Administrative Expenses

Selling and administrative expenses for the year ended December 31, 2021, increased by $8,084,811, or 73%, to $19,19,713, from $11,034,902, for the comparative period in 2020. The increase for the year ended December 31, 2021, includes selling and administrative expenses related to Q421 acquisitions of approximately $900,000, professional service fees related to listing fees for the TSX and Nasdaq of approximately $585,000 and the remainder of increase is due to higher professional services fees and increase in headcount. Selling and administrative expenses for the year ended December 31, 2021, were reduced by $988,531 for COVID-19 wage subsidies vs. $1,203,326 in the comparative period in 2020.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021, increased by $17,930, or 2%, to $1,092,108, from $1,074,178, for the comparative period in 2020. The increase in Research and development expenses for the year ended December 31, 2021, is primarily due to project costs and additional hires to support growth in innovation and acceleration of research and development projects.

Gain on Contingent Consideration

For the year ended December 31, 2021, gain on contingent consideration decreased by $613,934 to $332,569, from $946,503 recognized in the comparative period in 2020.

Stock-Based Compensation

For the year ended December 31, 2021, stock based compensation increased by $7,769,873, to $8,495,189, from $725,316, recognized in the same period of 2020. The increase in stock based compensation is due to the impact of 1,023,378 RSUs and 1,115,086 stock options granted during the year ended December 31, 2021, compared to 396,000 options granted during the comparative period ended 2020. The RSU’s and stock options granted during the year ended December 31, 2021, were under the Company’s omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) that was approved by shareholders on April 29, 2021. A number of the options and RSUs that were granted during the year ended December 31, 2021, vested immediately, and therefore, a higher expense was recognized.

Depreciation

For the year ended December 31, 2021, depreciation decreased by $188,896, to $257,099, from $445,995 recognized in the comparative period in 2020. The decrease in depreciation for the year ended December 31, 2021, is due primarily to a decrease in right of use assets’ depreciation as leases with extended period terms (i.e., greater than one year) came to an end.

Amortization

For the year ended December 31, 2021, amortization decreased by $428,746, to $4,384,502 from $4,813,248 recognized in the comparative period in 2020. The decrease in amortization expense is attributable to the reduction in amortization on capitalized internally generated intangible assets due to timing of projects.

Interest Expense

For the year ended December 31, 2021, interest expense decreased by $3,603,417, to $1,331,100, from $4,934,517 recognized in the comparative period in 2020. The decrease in interest expense for the year ended December 31, 2021, is primarily due to the conversion of the convertible notes to equity that occurred in 2020. Interest expense of $3,503,797 related to the convertible note were recognized for the year ended December 31, 2020.

Accretion and Other Financing Expense

For the year ended December 31, 2021, accretion and other financing expense decreased by $249,843, to $967,106, from $1,216,949 recognized in the comparative period in 2020. The decrease in accretion and other financing expense for the year ended December 31, 2021, is primarily due to conversion of the convertible notes that occurred in 2020.

Loss on Revaluation of Conversion Feature Liability

For the year ended December 31, 2021, loss on revaluation of conversion feature liability decreased by $1,308,440, to $0, from a loss of $1,308,440 recognized in the comparative period in 2020. The decrease in loss on revaluation of conversion feature liability for the year ended December 31, 2021, relates to the conversion of convertible notes to equity that occurred in 2020. All convertible notes have been fully converted at the end of 2020.

Loss on Repayment of Long-term Debt

For the year ended December 31, 2021, loss on repayment of long-term debt decreased by $1,497,804, to $0, from $1,497,804 recognized in the comparative period in 2020. The loss on repayment of long-term debt amount recorded in comparative period 2020 was due to the re-pricing of the conversion price on the convertible notes to CDN$2.18 per share resulting in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price.

Gain on Revaluation of Options

For the year ended December 31, 2021, gain on revaluation of options increased by $1,028,055, to $1,028,055, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of December 31, 2021.

Gain on Revaluation of RSUs

For the year ended December 31, 2021, gain on revaluation of RSUs increased by $242,595 to $242,595, from $0 recognized in the comparative period in 2020. This increase is due to the revaluation of RSUs recorded under share-based payment liability, due to the decrease in fair value from the date of initial measurement compared to the re-measurement at the close of December 31, 2021.

Gain on Revaluation of Derivative Warrant Liability

For the year ended December 31, 2021, gain on revaluation of derivative warrant liability increased by $1,368,180, to $1,368,180, from $0 recognized in the comparative period in 2020. The Company closed a registered direct offering (the “RDO”) with institutional investors on September 15, 2021. Under the RDO, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before deducting fees and other estimated RDO expenses. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder thereof to purchase one common share (a “Warrant Share”) at an exercise price of $5.00, subject to adjustment in certain circumstances. The Warrants are exercisable beginning on the date that is six months following the issuance date thereof (the “Issuance Date”) and will expire five years from the Issuance Date. The 2,117,647 Warrants issued were classified as derivative warrant liability since they were denominated in a currency other than the Company’s functional currency. As a result, revaluation of the derivative warrant liability is required at period end reporting dates. The decrease in the Company’s share price from the date of initial measurement to the close of December 31, 2021, resulted in the gain to be recognized.

Restructuring Costs

For the year ended December 31, 2021, restructuring costs increased by $432,702, to $432,702, from $0 recognized in the comparative period in 2020. The increase in restructuring costs for the year ended December 31, 2021, is primarily due to organizational restructuring costs.

Business Acquisition Costs

For the year ended December 31, 2021, business acquisition costs increased by $520,676, to $539,734, from $19,058 recognized in the comparative period in 2020. The increase in business acquisition costs for the year ended December 31, 2021, is primarily due to an increase in acquisition related activities.

Other Income

For the year ended December 31, 2021, other income increased by $1,630, to $12,003, from $10,373 recognized in the comparative period in 2020. The increase for other income for the year ended December 31, 2021, is primarily due to interest income on short-term deposit.

Foreign Exchange (Gain) Loss

For the year ended December 31, 2021, foreign exchange (gain) loss increased by $154,436, from a gain of $132,306 recognized in the comparative period in 2020 to a loss of $22,130. The gain on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD and AUD denominated working capital balances to CAD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the three months ended December 31, 2021, Income tax expense, net of deferred income tax recovery, decreased by $1,533,746 to a tax recovery of $87, from a tax recovery of $1,533,833 in the comparative period in 2020. For the year ended December 31, 2021, Income tax expense, net of deferred income tax expense, increased by $1,887,759, to an expense of $943,727, from a tax recovery of $944,032 in the comparative period in 2020. The increase for the year ended December 31, 2021, is primarily due to the reversal of deferred tax asset which was recorded in comparative period 2020 for our US entities, partially offset by deferred tax recovery recorded for our Australia entities and book to file change in estimates for our US entities.

Net Loss and Earnings Per Share

Net loss for the year ended December 31, 2021, was $19,678,749 compared to net loss of $11,145,306, for the same period in 2020. On a per weighted average share basis, this translated into a net loss per share of $0.74 in the year ended December 31, 2021, compared to a net loss per weighted average share of $0.62 for the comparative period in 2020.

Comparison of the Years Ended December 31, 2020, and 2019

Revenue

Total revenue for the year ended December 31, 2020 was $31,749,693, an increase of $6,653,385, or 27%, from $25,096,308 recognized in the comparative period in 2019. Included in revenue of $7,775,674 is $2,081,598 related to acquisitions with the balance of $5,694,076 derived from the legacy business. As expected, we have seen our business impacted both positively and negatively by the COVID-19 pandemic. Our insurance, law enforcement and courts sectors were negatively impacted by COVID-19; however, some of this was offset by increased revenue from the conferencing and media as more of our customers migrated to online solutions. The primary reason for the negative organic growth for the year ended December 31, 2020 was the impact of COVID-19. In addition, travel restrictions have negatively impacted the ability to sell our technology services and software and many businesses have delayed buying decisions.

Cost of Sales

Cost of sales for the year ended December 31, 2020 increased by $1,323,116, or 9%, to $15,599,437, from $14,276,321, for the comparative period in 2019. Cost of sales for the year ended December 31, 2020 includes an increase of $3,797,881 from acquisitions made in Q1 2020, which is partially offset by COVID19 subsidies of $2,830,986.

Gross Profit

Gross profit for the year ended December 31, 2020 increased by $5,330,269, or 49%, to $16,150,256, from $10,819,987, for the comparative period in 2019. Increase in gross profit for the year ended December 31, 2020 was primarily due to revenue growth through acquisitions along with wage subsidies.

Selling and Administrative Expenses

Selling and administrative expenses for the year ended December 31, 2020 increased by $2,080,390, or 23%, to $11,034,902, from $8,954,512, for the comparative period in 2019. The Company has taken appropriate measures to manage selling and administrative expenses in conjunction with the negative organic growth resulting from COVID-19. Increase in selling and administrative expenses for the year ended December 31, 2020 was primarily due to the growth in the number of employees compared to the same periods in 2019 primarily due to acquisitions along with professional service fees. Selling and administrative expenses for the year ended December 31, 2020 included $1,203,327 in COVID subsidies vs. $0 recognized in the prior year.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 increased by $79,538, or 8%, to $1,074,178, from $994,640, for the comparative period in 2019. The increase in research and development expenses is due to the increased spend related to the Company’s AI project.

Gain on Contingent Consideration

For the year ended December 31, 2020, (gain) loss on contingent consideration increased by $946,503, to a gain of $946,503, from $0 recognized in the comparative period in 2019. This increase is mainly due to the contingent consideration gain amount recorded for the year ended December 31, 2020 and relates to a decrease in anticipated acquisition earnout payment accruals primarily as a result of decreases to revenue forecasts for WordZ acquisition due to the COVID-19 pandemic. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the year ended December 31, 2020, stock based compensation increased by $530,203, to $725,316, from $195,113, recognized in the same period of 2019. The increase in stock based compensation for the year ended December 31, 2020 is due to more stock options being granted compared to the same period in 2019.

Depreciation

For the year ended December 31, 2020, depreciation decreased by $82,489, to $445,995, from $528,484 recognized in the comparative period in 2019. Decrease in depreciation expense for the year ended December 31, 2020 is due primarily to the declining balance method of depreciation used by the Company in that as the net book value decreases, in the absence of any significant additions, the depreciation expense is expected to decrease over the life of the assets.

Amortization

For the year ended December 31, 2020, amortization increased by $1,839,303 or 62%, to $4,813,248, from $2,973,945 recognized in the comparative period in 2019. The increase in amortization expense for the year ended December 31, 2020 is primarily attributable to an increase in the carrying value of our intangible asset balance as a result of acquisitions completed during the year ended December 31, 2020.

Interest Expense

For the year ended December 31, 2020, interest increased by $3,384,613, to $4,934,517, from $1,549,904 recognized in the comparative period in 2019. Interest increased for the year ended December 31, 2020 primarily due to the conversion of the convertible debenture to equity of $3,503,797 with a slight decrease in interest on lease obligations of $32,921 for termination of operating lease.

Accretion and Other Financing Expense

For the year ended December 31, 2020, accretion and other financing expense decreased by $300,215, to $1,216,949, from $916,734 recognized in the comparative period in 2019. The decrease in accretion and other financing expense for the year ended December 31, 2020 is due to a significant portion of convertible debt was converted to equity in Q1 2020.

(Gain) Loss on Revaluation of Conversion Feature Liability

For the year ended December 31, 2020, (gain) loss on revaluation of conversion feature liability decreased by $3,639,404, to a loss of $1,308,440 from a gain of $2,330,964 recognized in the comparative period in 2019. The variance is primarily due to the fluctuation of foreign exchange rates and the changes in the stock price.

Loss on Repayment of Long-term Debt

For the year ended December 31, 2020, loss on repayment of long-term debt increased by $1,497,804, to $1,497,804, from $0 recognized in the comparative period in 2019. The loss on repayment of long-term debt amount recorded for the year ended December 31, 2020 is due to the re-pricing of the conversion price of the convertible debenture to CDN$2.18 per share resulting in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price.

Impairment of Goodwill and Intangibles

For the year ended December 31, 2020, impairment of goodwill and intangibles increased by $2,258,369, to $2,258,369, from $0 recognized in the comparative period in 2019. An impairment expense of $2,258,369 was recorded as at December 31, 2020 relating to one business that was acquired in 2020.The forecasted cash flows for this business have declined significantly from the forecasted cash flows at the time of acquisition primarily due to the near-term impact, as well as the yet uncertain but probable longer-term impact of the COVID19 pandemic. See “Risk Factors”. There was no similar expense recorded for the same period in 2019.

Other Expense (Income)

For the year ended December 31, 2020, other expense (income) decreased by $771,608, to an income of $10,373 from an expense of $761,235 recognized in the comparative period in 2019. The decrease in other expense (income) is primarily due to the loss on settlement of payables that occurred in Q4 2019, relating to the value of shares granted to settle payables was higher than anticipated in addition to the value of warrants granted. Included in other expense (income) for the year ended December 31, 2020 is a gain on disposal of $3,042 related to the termination of operating lease due to migration to remote workforce. Also, $5,454 related to an allowance for doubtful account that was written off and later collected, $1,068 of interest income, and $809 of miscellaneous income.

Business Acquisition Costs

For the year ended December 31, 2020, business acquisition financing costs decreased by $465,329, to $19,058, from $484,387 recognized in the comparative period in 2019. Business acquisition financing costs recognized in the comparative period relate to the acquisition of ASC and WordZ.

Foreign Exchange (Gain) Loss

For the year ended December 31, 2020, foreign exchange (gain) loss decreased by $349,346, to a gain of $132,306, from a loss of $217,040 recognized in the comparative period in 2019. Foreign exchange (gain) loss decreased for the year ended December 31, 2020 due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain non-US dollar denominated working capital balances to US dollars.

Income Tax (Expense) Recovery

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the year ended December 31, 2020, income taxes, net of deferred income tax recovery increased by $1,043,187, to a recovery of $944,032, from an expense of $99,155 in the comparative period in 2019. Also, deferred tax recovery recognized primarily related to intangible assets. The change for the year ended December 31, 2020 is due to deferred tax recovery recognized primarily related to intangible assets in the US.

Net Loss and Earnings Per Share

Net loss for the year ended December 31, 2020 was $11,145,306 compared to net loss of $4,524,198 for the same period in 2019. On a per weighted average share basis, this translated into a net loss per share of $0.62 in the year ended December 31, 2020 compared to a net loss per weighted average share of $0.46 for the same period in 2019.

B.Liquidity and Capital Resources

Liquidity

As of December 31, 2021, we held cash of $10,583,534 as compared to $16,835,671 as of December 31, 2020. We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year ended December 31,
	2021	2020	2019
Cash provided by (used in) operating activities	(8,238,407)	3,423,083	(557,401)
Cash used in investing activities	(14,440,714)	(6,639,191)	(1,782,206)
Cash provided by financing activities	16,521,996	18,162,619	2,060,690
Net increase (decrease) in cash for the year	(6,157,124)	14,946,511	(278,917)
Cash, beginning of Year	16,835,671	1,707,654	1,922,768
Effect of foreign exchange	(95,012)	181,506	63,803
Cash, end of year	10,583,534	16,835,671	1,707,654

Comparison of the Years Ended December 31, 2021 and 2020

Cash Provided by (used in) Operating Activities

We used cash of $8,238,407 in operating activities for the year ended December 31, 2021. This resulted from $19,678,749 in net loss plus $13,556,701 of non-cash adjustments and $2,002,506 attributable to movements in noncash working capital with changes primarily arising from a decrease in accounts receivable, inventories, prepaid expenses, accounts payable, and contract liabilities. Additionally, $113,853 was used for taxes.

Cash Provided by (used in) Investing Activities

For the year ended December 31, 2021, cash used in investing activities was $14,440,714 which consisted of purchase of property and equipment of $79,204, business acquisitions of $9,135,131, development costs related to internally generated intangible assets $2,364,733, earnout payout for ASC and WordZ $2,600,536, and change in restricted cash of $261,110.

Cash Provided by (used in) Financing Activities

Cash provided by financing activities for the year ended December 31, 2021 was $16,521,996, which consisted of proceeds from the exercise of stock options and warrants of $246,160 and $2,092,276 respectively, issuance of share capital from the RDO net of issuance costs of $16,715,000, issuance cost reimbursement of $1,673, offset by repayment of debt of $1,070,274, repayment of lease obligations of $150,924, repayment of interest on lease obligations of $34,712, and repayment of interest on debt of $1,277,203.

Comparison of the Years Ended December 31, 2020 and 2019

Cash provided by (used in) operating activities

We generated cash of $3,423,083 from operating activities for the year ended December 31, 2020. The $3,423,083 provided by operating activities resulted from $11,145,306 in net loss plus $15,341,676 of non-cash adjustments to net loss and $773,287 attributable to movements in non-cash working capital with changes primarily arising from an increase in accounts receivable and prepaid expenses, offset by an increase in accounts payable and accrued liabilities.

Cash provided by (used in) investing activities

For the year ended December 31, 2020, cash used in investing activities was $6,639,191, which consisted of purchase of property and equipment of $202,297, business acquisitions of $4,411,500, development costs related to internally generated intangible assets $1,642,783, earnout payout for ASC and WordZ $377,312 and change in restricted cash of $5,299.

Cash provided by (used in) financing activities

Cash provided by financing activities for the year ended December 31, 2020 was $18,162,619, which is mainly a result of proceeds from capital raise of $13,747,345 net of issuance costs, proceeds from debt of $4,827,175 to complete ASC and WordZ acquisitions, proceeds from the exercise of stock options and warrants of $10,568 and $1,859,963 respectively, offset by repayment of debt of $838,031, repayment of lease obligations of $338,276, repayment of interest on lease obligations of $53,549, and repayment of interest on debt of $1,052,576.

Use of Proceeds

See “Item 14, Material Modifications to the Rights of Security Holders and Use of Proceeds – E. Use of Proceeds” of this Annual Report for more information.

Indebtedness

In accordance with our debt agreement dated November 28, 2018 by and among the Company, our subsidiaries and Crown Capital Partner Funding, LP, or Crown Capital (as amended, the “Crown Capital Agreement”), the Company is required to maintain quarterly (1) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid and capital expenditures divided by debt service for such period and (2) Net Debt to EBITDA Ratio less than 3. The Company received a waiver in March 2021 to remove the FCCR covenant for all four quarters of 2021. The Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio covenant for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the FCCR covenant for the first three quarters of 2022. The Company was in compliance of other covenants as at December 31, 2021.

On March 30, 2022, the Company entered into a fourth amendment to the Crown Capital Agreement to, among other things, waive the application of certain covenants contained in the Crown Capital Agreement with respect to the maintenance of certain financial ratios. In consideration, the Company paid $4,000,000 of the principal balance on March 30, 2022 and a fee of approximately $235,000. Following the fourth amendment, the Crown Capital Agreement waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the Crown Capital Agreement, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

Other Indebtedness

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2021, this unsecured promissory note has been paid in full.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes was determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

On November 28, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10% per annum for gross proceeds of $3,717,934 maturing in five years after issuance.

On December 20, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of10% per annum for gross proceeds of $1,150,000 maturing in five years after issuance.

On May 7, 2019, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10%per annum for gross proceeds of $1,925,000 maturing in five years after issuance.

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into shares. The modification of the convertible notes resulted in in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price. This charge was recorded as a loss on repayment of long-term debt in the consolidated statements of loss and comprehensive loss. Concurrent with their entry into the Amending Agreements, Noteholders holding all of the outstanding Notes exercised the Conversion Option during the year ended December 31, 2020. As a result of the exercise of the Conversion Option, the Company recognized $3,503,797 in interest expense reflecting interest charges from the date of the conversion through the maturity date. For the year ended December 31, 2020, the Company recognized a loss of $1,308,440 on the revaluation of the conversion feature liability.

The Company issued 6,785,651 common shares to settle its outstanding Notes having an aggregate principal amount of $6,871,003, total interest payable of $4,296,999, and a loss on revaluation of conversion feature liability to the date of exercise of $1,260,360 for a total amount of $12,428,362 credited to share capital of the Company. The amount is nil for convertible notes at December 31, 2021 and December 31, 2020.

Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2021, including commitments relating to leasing contracts:

	2022	2023	2024	2025	Total
Trade and other payables	5,380,701	—	—	—	5,380,701
Lease obligations	446,571	477,290	337,842	247,211	1,508,914
Crown Capital debt	308,892	12,165,330	—	—	12,474,222
Contingent Consideration - WZ	77,249	352,626	282,537	—	712,412
Contingent Consideration - Auscript	150,000	—	—	—	150,000
WordZ SBA Loan	114,507	—	—	—	114,507
WordZ promissory note	357,323	212,901	—	—	570,224
HomeTech VTB loan	240,000	240,000	20,000	—	500,000
Total	7,075,243	13,448,146	640,379	247,211	21,410,979

The following table summarizes our contractual obligations as at December 31, 2020, including commitments relating to leasing contracts:

	2021	2022	2023	2024	2025	Total
Trade and other payables	5,305,600	—	$—	—	$—	5,305,600
Share appreciation rights	126,503	—	—	—	—	126,503
Lease obligations	124,223	114,962	98,698	73,075	62,711	473,669
Crown Capital debt	304,747	—	12,123,615	—	—	12,428,362
Contingent Consideration - ASC	1,443,811	1,505,080	531,051	—	—	3,479,942
Contingent Consideration - WZ	314,845	305,758	251,939	—	—	872,543
WordZ SBA Loan	214,307	45,923	—	—	—	260,230
WordZ promissory note	400,000	400,000	400,000	—	—	1,200,000
Transcription Express VTB loan	280,531	—	—	—	—	280,531
HomeTech VTB loan	240,000	240,000	240,000	20,000	—	740,000
Total	8,754,566	2,611,723	13,645,303	93,075	62,711	25,167,379

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing transactions.

Transactions Between Related Parties

See “Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

See “Item 15, Disclosure Controls & Procedures.”

Share Information

VIQ’s common shares trade on the TSX and the Nasdaq under the symbol “VQS.” The Company is authorized to issue an unlimited number of common shares. As at March 31, 2022 there were (i) 29,881,717 common shares issued and outstanding, (ii) 881,267 stock options outstanding each entitling the holder to acquire one share, expiring between 2022 and 2025 under the Company’s legacy stock option plan (iii) 1,115,086 stock options outstanding each entitling the holder to acquire one share, expiring 2031 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding each entitling the holder to receive one share, with no expiry date (v) 196,017 restricted share units outstanding expiring 2031 under the Omnibus Equity Incentive Plan and (vi) 2,117,647 warrants expiring 2026.

Additional Information

Additional information regarding the Company including in its annual information form for its fiscal year ended December 31, 2021, is available on SEDAR at www.sedar.com. Information regarding the Company is also available through the EDGAR system of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

 C.Research and Development

	Year Ended December 31,
	2021	2020	2019
Cash flows used in research and development	2,364,733	1,642,783	1,689,771
Cash flows used in devlopment costs related to internally generated intangible assets	$2,364,733	$1,642,783	$1,689,771
Research and develpoment expenses	$1,092,108	$1,074,178	$994,640
Total	$3,456,841	$2,716,961	$2,684,411

The Company incurs research and development programs to enhance existing product offerings as well as develop new ones to maintain our competitive advantage.

Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria in accordance with IAS 38, Intangible Assets.

JOBS Act

As a company with less than US$1.07 billion in revenue during the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will remain an emerging growth company until the earliest of:

•the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;

•the last day of our fiscal year following the fifth anniversary of the completion of an initial public offering;

•the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•the date on which we are deemed to be a ☐large accelerated filer☐ under the U.S. Exchange Act, which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

As a result of our status as an emerging growth company, the information that we provide shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

D.Trend Information

Proforma Annual Recurring Revenue (“ARR”) for the year ended December 31, 2021, increased by 63% to $48.6M USD from $29.7M for the comparative period in 2020. ARR is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions and 3- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts, assuming minor cancellations.

We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

See “Item 5.A, Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results.”

E.Critical Accounting Estimates

Our audited consolidated financial statements have been prepared in accordance with IFRS. The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.

The following are the key judgments and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our audited consolidated financial statements. See Note 3 to the December 31, 2021 consolidated financial statements for a detailed description of our accounting policies.

Intangible assets

Intangible assets with infinite lives that are acquired separately are measured at fair value. Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use.

Our acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. We use the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flow for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings of (“MEEM”) method to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

●	Acquired Technology: 5 years
●	Customer Relationships: 4.8 - 13 years
●	Brand: 3 - 5 years
●	Non-Compete agreements: Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to an impairment test as described below. Our internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed. These assets are subject to an impairment test as described below.

Business combinations

IFRS 3, Business Combinations (“IFRS 3”), requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each cash generating unit (“CGU”)or a group of CGUs that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

Impairment of financial assets

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated balance sheet as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Impairment of property and equipment, definite life intangibles, indefinite life intangibles and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has ten CGUs, which consist of VIQ Solutions PTY Ltd, Dataworxs, Net Transcripts, Transcription Express, HomeTech, wordZXpressed, VIQ Media Transcription, VIQ Solutions Inc., The Transcription Agency and Auscript and the CGUs with goodwill or indefinite lived intangibles are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount rates have been determined for each of the CGUs and reflect their respective risk profile as assessed by management. Impairment losses for the CGUs reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Property and equipment and definite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are its CGUs. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

Revenue recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue mainly under seven revenue categories being, Technology services, Software license, Support and maintenance, SaaS, Professional services, and Hardware and other.

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers often include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Company has select customers where a flat rate is charged and revenue is recognized on a monthly basis.

Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third - party license software. The Company sells on- premises software licenses on a perpetual basis. On-premises software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated SSP. Revenue from the license of distinct software is recognized at the time that both the right- to-use software has commenced and the software has been made available to the customer.

Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery. Certain of the Company’s contracts with customers contain provisions that require the customer to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post- delivery.

Revenue from software-as-a-service (SaaS) arrangements, which allows customers to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Hardware revenue includes the resale of third-party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped.

Item 6.Directors, Senior Management and Employees

A.Directors and senior management.

The following table sets forth information regarding members of our executive officers and our directors, including their ages as of the date hereof.

Name	Age	Position(s)
Executive Officers:
Sebastien Paré	51	Chief Executive Officer and Director
Alexie Edwards	54	Chief Financial Officer
Susan Sumner	58	Chief Operating Officer, President and Director
Vahram Sukyas	41	Chief Technology Officer
Non-Executive Directors:
Christine Fellowes	59	Director
Harvey Gordon	73	Director
Shing Pan	55	Director
Joseph Quarin	56	Director
Larry Taylor	65	Director
Bradley Wells	56	Director

Executive Officers

Sebastien Paré – Chief Executive Officer and Director

Mr. Paré has been the Chief Executive Officer of the Company since January 2015, a director since February 2015 and served as the President of the Company from August 2014 until February 2021. Prior thereto, Mr. Paré served as President of CSDC Systems Inc. since May of 2004.  Mr. Paré is a leading digital transformation expert driving VIQ to deliver intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content in highly secured and regulated agencies is captured, secured, and repurposed into actionable information. He has worked in North America, the Middle East, and West Africa. Prior to his position at the Company, he was President and Chief Operating Officer of an enterprise technology platform company dedicated to public sector digital services. Mr. Paré received a Bachelor of Science from the University of Quebec at Montreal and a Master of Science from the University of British Columbia.

Alexie Edwards – Chief Financial Officer

Mr. Edwards has been Chief Financial Officer of VIQ since May 1, 2019. Mr. Edwards has 20+ years’ experience in finance and accounting spanning various industries, namely Real Estate and Software. Mr. Edwards is a proven finance leader who has built and shaped first-class finance teams, led the integration of numerous acquisitions in various jurisdictions, and overseen implementation of incredibly challenging accounting changes. Mr. Edwards previously served as Vice President of Finance for Jonas Software (Subsidiary of Constellation Software), an international provider of market-leading software. Mr. Edwards holds a Post Graduate Diploma from the University of Manchester and is a Chartered Professional Accountant and Chartered Accountant.

Susan Sumner – Chief Operating Officer, President and Director

Ms. Sumner has been Chief Operating Officer since July 2018, Chief Financial Officer since February 2021and director since April 2022. Ms. Sumner has held executive leadership, consulting and operations management roles in Fortune 500 companies for the past 30 years. Ms. Sumner has deep insight and experience in building world-class operational infrastructure for IT companies. Ms. Sumner has successfully combined several middle-market operating companies in the medical transcription space generating a successful exit for capital providers. Ms. Sumner oversaw the acquisition and integration of multiple transcription and IT businesses at Nuance Corporation.

Vahram Sukyas – Chief Technology Officer

Mr. Sukyas has been Chief Technology Officer since November 2, 2021.   Mr. Sukyas is a 20+ year veteran of the technology industry with a diverse background in engineering and scaling B2B/B2C/B2E digital products and platforms, cloud technologies and cloud native architectures, cybersecurity, infrastructure, and technology operations.  Prior to joining VIQ, Mr. Sukyas was the SVP of Application & Network Technologies at Warner Bros., where he had responsibility for a portfolio of B2C/B2B applications, global network and infrastructure, cloud engineering and architecture, and employee productivity tools.  Prior to that, Mr. Sukyas was a technology executive at Technicolor’s M-GO division, where he played an instrumental role in launching and scaling the M-GO platform to millions of devices across multiple platforms

Non-Executive Directors

Christine Fellowes – Director

Ms. Fellowes is a seasoned business leader and experienced board member with more than 30 years of experience leading growth businesses across strategy, marketing, brand development, and operations roles through major transformations for prominent US multinationals in media, entertainment and technology companies in Asia.

Ms. Fellowes currently serves as a Director on NBCUniversal Global Networks Executive Boards and Bravo TV New Zealand, a JV of NBCUniversal and Discovery/Mediaworks. She is also the founder and Co-Chairman at NINEby9, a not-for-profit multi-year research initiative driving gender equality in Asia. Ms. Fellows holds Board Certification from Harvard Business School.

Harvey Gordon – Director

Mr. Gordon has served as a director since June 2014. Mr. Gordon is the Managing Director of Channel Solutions Inc., where he provides CEO mentoring and strategic development guidance to growth-oriented technology companies. Mr. Gordon has extensive software, professional services and technology leadership experience as the CEO of international, US and Canadian companies, both public and private. He has held key senior executive positions during high growth phases of industry leading software and service firms, including Algorithmics Inc., Changepoint Corporation, Infonet Services Corporation and Magic Lantern Group. Mr. Gordon holds a Master of Science degree in Computer Science from the University of Toronto and a Bachelor of Applied Science in Engineering Science.

Shing Pan – Director

Ms. Pan has served as a director since April 2022. Ms. Pan is an industry-recognized business leader with more than 25 years of experience in technology innovation, speech technology, and AI. She has extensive industry and domain knowledge, and a deep understanding of competitive landscapes helping companies strategically position for growth. Ms. Pan currently serves as an M&A advisor and investment banker at Woodside Capital Partners, a global, independent investment bank in Silicon Valley, California. Ms. Pan has served as Co-founder, Managing Director, Chief Marketing Officer, Head of Product Marketing, and Vice President of Business and Corporate Development for many companies, from cutting-edge high-tech startups to large corporations, and led strategic growth and innovation initiatives, business and corporate development, venture financing, and marketing. Ms. Pan has an MBA from Cornell University, an MS in Engineering from Northern Illinois University, and received her Board Certification from Harvard Business School.

Joseph Quarin – Director

Mr. Quarin has served as director since November 2016. Mr. Quarin is an experienced corporate executive and director. He played an integral role in Progressive Waste Solutions’ growth to US$2 billion, and was Chief Executive Officer and a Director from January 2012 until the reverse-merger with Waste Connections in 2016. He is currently the President and Chief Executive Officer of Q5 Capital Inc., a private investment company and strategic management advisor. He currently serves as a Board member of Spark Power Group Inc. (TSX:SPG), Edo Revenue Royalty GP and EJ Trademark GP, Eagle River Capital, LLC, GRT Holdings Ltd, and The Fertility Partners. He is also a Director of the Humber River Hospital Board. Mr. Quarin holds a Master of Business Administration (with Distinction) from the Ivey Business School at Western University, a Bachelor of Commerce (Honours) from the Smith School of Business at Queen’s University, and is a CPA, CA. Mr. Quarin was named one of Canada’s Top 40 Under 40TM in 2004.

Larry Taylor – Director

Mr. Taylor has been CEO Group Leader of CEO Global Network since 2011 and President of Taylor Made Solutions since 2009 Mr. Taylor is Board Chair for the Green Energy Cooperative of Ontario and Board Chair for Spark Power Group Inc. (TSX: SPG). Mr. Taylor is a Chartered Professional Accountant and a Certified Management Consultant. Mr. Taylor has previously held key senior executive positions with several companies including National Money Mart, Travelex Americas and Cap Gemini Ernst & Young Canada Inc. Mr. Taylor has experience working with private equity firms to identify, acquire and combine companies to create shareholder value.

Bradley Wells – Director

Mr. Wells has served as a director since November 2019. Mr. Wells has been President and CEO of Momentum Group Ltd. since he founded it in 2004. He served as CEO of Sym-Tech Dealer Services for the past 25 years until the company was successfully sold in 2019. Mr. Wells currently runs operating companies in Canada, the United States and Central America.

Family Relationships

There are no family relationships among any of our executive officers or directors.

B.Compensation

During the last completed fiscal year of the Company, the Company had four named executive officers, namely, its Chief Executive Officer, Sebastien Paré, its Chief Financial Officer, Alexie Edwards,  Chief Operating Officer Susan Sumner and President, and Chief Technology Officer, Vahram Sukyas.

Compensation of Executive Officers

						Non-equity
						incentive
			Share-based	Option-based		plan	Pension	All other	Total
Name and		Salary	awards	awards	Bonus	compensation	value	compensation	compensation
principal position	Year	($)	($)	($)(1)	($)	($)	($)	($)(2)	($)
Sebastien Paré, Chief Executive Officer (3)	2021	330,069	240,607	887,749	76,603	Nil	Nil	14,173	1,549,201
Alexie Edwards, Chief Financial Officer	2021	247,393	120,303	396,077	31,332	Nil	Nil	Nil	795,105
Susan Sumner, President and Chief Operating Officer	2021	303,946	5,711,329	83,780	38,750	Nil	Nil	16,858	6,154,663
Vahram Sukyas, Chief Technology Officer (4)	2021	96,923	Nil	1,931	16,406	Nil	Nil	Nil	115,255
(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 11 “Capital Stock” in our 2021 audited consolidated financial statements.

(2)	The dollar amounts set forth under this column are related to contributions to the senior management’s respective amounts provided for health care benefits and car allowance by the Company.
(3)	None of the compensation paid to Mr. Paré related to his role as a director of the Company.
(4)	Vahram Sukyas was hired November 2, 2021 and salary represents amounts paid in 2021.

Executive Officer Employment Agreements

Sebastien Paré

On June 7, 2021, the Company entered into an amended and restated employment agreement with Sebastien Paré, the current Chief Executive Officer of the Company. The agreement is for an indefinite term unless otherwise terminated pursuant to the terms of such agreement. Pursuant to the agreement, Mr. Paré is entitled to a base salary of USD$375,000. Mr. Paré is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. The agreement provides for payments of varying amounts not exceeding 24 months’ salary and bonus in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, the executive officer will be entitled to receive a cash amount of up to 24 months’ salary and bonus. Pursuant to the terms of his employment agreement, Mr. Paré has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason.

Susan Sumner

On June 7, 2021, the Company entered into an amended and restated employment agreement with Susan Sumner, the current President and Chief Operating Officer of the Company. The agreement is for a three year-period unless otherwise terminated pursuant to the terms of such agreement. At the end of the initial three year period, the agreement shall automatically renew for additional three year periods, unless Ms. Sumner or the Company provides written notice to the other party no later than ninety days prior to the end of the applicable period, of its intent not to renew the agreement Pursuant to the agreement, Mrs. Sumner is entitled to a base salary of USD$320,000. Ms. Sumner is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. If Ms. Sumner is terminated without cause from her position at any time during the term of the agreement, she will be entitled to (i) continued payment on normal payroll dates of base salary for 12 months, (ii) payment of continuation of health insurance premiums, (iii) any bonus to the extent earned but not yet paid for the prior fiscal year and (iv) a pro rata payment of the bonus for the portion of the fiscal year completed through the date of termination. Pursuant to the terms of her employment agreement, Ms. Sumner has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason. Ms. Sumner is compensated in US dollars.

Alexie Edwards

On June 7, 2021, the Company entered into an amended and restated employment agreement with Alexie Edwards, the current Chief Financial Officer of the Company. The agreement is for an indefinite term unless otherwise terminated pursuant to the terms of such agreement. Pursuant to the agreement, Mr. Edwards is entitled to a base salary of USD$275,000. Mr. Edwards is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. If Mr. Edwards is terminated without cause from his position at any time during the term of the agreement, in lieu of notice the Company shall pay Mr. Edwards an amount equal to: (i) his annal base salary up to the termination date, (ii) accrued and outstanding vacation, (iii) and reimbursement for business expenses properly incurred up to the termination date. Additionally, the Company shall pay Mr. Edwards any bonus awarded in respect of the year preceding the year of termination but not yet paid, his annual performance bonus for the year in which his employment terminates, pro-rated, and all premiums to provide all benefits. The Company shall provide a lump sum payment in an amount equivalent to the greater of: (i) Mr. Edwards’ base salary or the minimum wages in lieu of notice and severance pay. Pursuant to the terms of his employment agreement, Mr. Edwards has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason.

Vahram Sukyas

On July 7, 2021, the Company executed an offer letter with Vahram Sukyas, the current Chief Technology Officer of the Company. Pursuant to the offer letter, Mr. Sukyas shall be employed as a full-time employee and is entitled to an annual base salary of $210,000. Mr. Sukyas is also entitled to (i) an annual performance bonus of 20% of his base salary, subject to the Company’s goals and objectives in accordance with Company policy, (iii) upon board approval, 35,000 restricted stock units, and (iii) certain other benefits.

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Sebastien Paré and Susan Sumner who are paid as officer and not as a director:

				Non-equity
				incentive
	Fees	Share-based	Option-based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)
Christine Fellowes	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Harvey Gordon	32,269	21,368	52,397	Nil	Nil	Nil	106,134
Shing Pan	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Joseph Quarin	40,012	21,368	52,397	Nil	Nil	Nil	113,777
Larry Taylor	53,272	24,929	61,130	Nil	Nil	Nil	139,331
Bradley Wells	28,514	21,368	52,397	Nil	Nil	Nil	102,279
Michael Kessel(5)	28,514	21,368	52,397	Nil	Nil	Nil	102,279
(1)	These amounts represent the “grant date fair value” of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part on the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.
(2)	The Company does not have a non-equity incentive plan.
(3)	The Company does not have any pension plans.
(4)	The Company does not have any other benefit plans for its directors.
(5)	Effective April 5, 2022, Michael Kessel resigned from the Board.

Outstanding Equity Awards, Grants and Option Exercises (amounts in CDN$)

Option-based Awards					Share-based Awards
						Market or	Market or
					Number of	payout value	payout value
					shares or	of share-	of vested
	Number of			Value of	units of	based	share-based
	securities	Option		unexercised	shares	awards	awards not
	underlying	exercise	Option	in-the-money	that have	that have	paid out or
	unexercised	price	expiration	options	not vested	not vested	distributed
Name	options (#)	(CDN$)	Date	($)	(#)	($)	(CDN$)
Sebastien Paré, Chief Executive Officer	37,500	$4.40	Mar 22/22	nil	n/a	n/a	n/a
	25,000	$2.84	Dec 31/23	nil	n/a	n/a	n/a
	50,000	$2.20	Sep 11/24	nil	n/a	n/a	n/a
	90,000	$3.13	Apr 24/25	nil	n/a	n/a	n/a
	450,000	$8.84	Jun 11/31	nil	n/a	n/a	n/a
	50,000	$2.99	Dec 14/31	nil	n/a	n/a	n/a
	n/a	n/a	n/a	nil	100,000	$167,000	nil
Alexie Edwards, Chief Financial Officer	27,500	$2.20	Jun 11/24	nil	n/a	n/a	n/a
	17,500	$2.20	Sep 11/24	nil	n/a	n/a	n/a
	60,000	$3.13	Apr 24/25	nil	n/a	n/a	n/a
	200,000	$8.84	Jun 11/31	nil	n/a	n/a	n/a
	50,000	$2.99	Dec 14/31	nil	n/a	n/a	n/a
	nil	nil	nil	nil	50,000	$83,500	nil
Susan Sumner, President and Chief Operating Officer	37,500	$2.90	Sep 04/23	nil	n/a	n/a	n/a
	60,000	$3.13	Apr 24/25	nil	n/a	n/a	n/a
	27,586	$8.93	Jun 11/31	nil	n/a	n/a	n/a
	n/a	n/a	n/a	n/a	5,517	$9,213	nil
Vahram Sukyas, Chief Technology Officer	35,000	$2.80	Dec 14/31	nil	n/a	n/a	n/a
Larry Taylor, Director	25,000	$4.40	Mar 22, 2022	nil	n/a	n/a	n/a
	6,250	$6.00	Feb 14, 2023	nil	n/a	n/a	n/a
	25,000	$2.84	Dec 31, 2023	nil	n/a	n/a	n/a
	10,500	$8.84	Jun 11, 2031	nil	n/a	n/a	n/a
Harvey Gordon, Director	6,250	$6.00	Feb 14, 2023	nil	n/a	n/a	n/a
	5,000	$2.84	Dec 31, 2023	nil	n/a	n/a	n/a
	9,000	$8.84	Jun 11, 2031	nil	n/a	n/a	n/a
Mike Kessel(1), Director	25,000	$6.40	Oct 3, 2022	nil	n/a	n/a	n/a
	5,000	$2.84	Dec 31, 2023	nil	n/a	n/a	n/a
	9,000	$8.84	Jun 11, 2031	nil	n/a	n/a	n/a
Joseph Quarin, Director	6,250	$6.00	Feb 14, 2023	nil	n/a	n/a	n/a
	25,000	$2.84	Dec 31, 2023	nil	n/a	n/a	n/a
	9,000	$8.84	Jun 11, 2031	nil	n/a	n/a	n/a
Bradley Wells, Director	9,000	$8.84	Jun 11, 2031	nil	n/a	n/a	n/a
Christine Fellowes, Director	Nil	Nil	Nil	nil	n/a	n/a	n/a
Shing Pan, Director	Nil	Nil	Nil	nil	n/a	n/a	n/a

(1) Mike Kessel resigned as a director of the Company effective April 5, 2022.

Equity Incentive Plans

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect.

Insider Participation Limit

The 2021 Equity Incentive Plan provides that the aggregate number of Common Shares: (a) issuable to insiders at any time cannot exceed 10% of the Company’s issued and outstanding Common Shares; and (b) issued to insiders within any one year period cannot exceed 10% of the Company’s issued and outstanding Common Shares (across all of the Company’s security based compensation arrangements).

Any Common Shares issued by the Company through the assumption or substitution of outstanding stock options or other equity-based awards from an acquired company shall not reduce the number of Common Shares available for issuance pursuant to the exercise of awards granted under the 2021 Equity Incentive Plan.

Administration of the 2021 Equity Incentive Plan

The Plan Administrator (as defined in the 2021 Equity Incentive Plan) is determined by the Board and is initially the Compensation, Nominating and Governance Committee. The Plan Administrator determines which directors, officers, consultants and employees are eligible to receive awards under the 2021 Equity Incentive Plan, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to the Company, the number of Common Shares to be covered by any award, the exercise price of any award, whether restrictions or limitations are to be imposed on the Common Shares issuable pursuant to grants of any award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Plan Administrator may determine.

In addition, the Plan Administrator interprets the 2021 Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the 2021 Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2021 Equity Incentive Plan.

Eligibility

All directors, employees and consultants are eligible to participate in the 2021 Equity Incentive Plan. The extent to which any such individual is entitled to receive a grant of an award pursuant to the 2021 Equity Incentive Plan will be determined in the sole and absolute discretion of the Plan Administrator.

Types of Awards

Awards of stock options (“Stock Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) may be made under the 2021 Equity Incentive Plan. All of the awards described below are subject to the conditions, limitations, restrictions, exercise price, vesting, settlement and forfeiture provisions determined by the Plan Administrator, in its sole discretion, subject to such limitations provided in the 2021 Equity Incentive Plan, and will generally be evidenced by an award agreement. In addition, subject to the limitations provided in the 2021 Equity Incentive Plan and in accordance with applicable law, the Plan Administrator may accelerate or defer the vesting or payment of awards, cancel or modify outstanding awards, and waive any condition imposed with respect to awards or Common Shares issued pursuant to awards.

Stock Options

A Stock Option entitles a holder thereof to purchase a prescribed number of Common Shares at an exercise price set at the time of the grant. Such grant may be settled in Common Shares, cash or combination thereof in the discretion of the Plan Administrator. If settled in cash, such payment will be equal to the “in the money” amount, being an amount equal to the Market Price (as defined below) of the Common Shares issuable on the exercise of such Stock Option as of the date such Stock Option is exercised, less the aggregate exercise price of the Stock Option. The Plan Administrator will establish the exercise price at the time each Stock Option is granted, which exercise price must in all cases be not less than the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant (the “Market Price”) on the date of grant. Subject to any accelerated termination as set forth in the 2021 Equity Incentive Plan, each Stock Option expires on its respective expiry date. The Plan Administrator will have the authority to determine the vesting terms applicable to grants of Stock Options. Once a Stock Option vests, it shall remain vested and shall be exercisable until expiration or termination of the Stock Option, unless otherwise specified by the Plan Administrator, or as otherwise set forth in any written employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and the participant. The Plan Administrator has the right to accelerate the date upon which any Stock Option becomes exercisable. The Plan Administrator may provide at the time of granting a Stock Option that the exercise of that Stock Option is subject to restrictions, in addition to those specified in the 2021 Equity Incentive Plan, such as vesting conditions relating to the attainment of specified performance goals.

Unless otherwise specified by the Plan Administrator at the time of granting a Stock Option and set forth in the particular award agreement, an exercise notice must be accompanied by payment of the exercise price. At the election of the participant but subject to the approval of the Plan Administrator, a participant may, in lieu of exercising a Stock Option pursuant to an exercise notice, elect to surrender such Stock Option to the Company (a “Cashless Exercise”) in consideration for an amount from the Company equal to: (a) the Market Price of the Common Shares issuable on the exercise of such Stock Option (or portion thereof) as of the date such Stock Option (or portion thereof) is exercised, less (b) the aggregate exercise price of the Stock Option (or portion thereof) surrendered relating to such Common Shares (the “In-the-Money Amount”) by written notice to the Company indicating the number of Stock Options such participant wishes to exercise using the Cashless Exercise, and such other information that the Company may require. Subject to the provisions of the 2021 Equity Incentive Plan and the policies of the TSX, the Company will satisfy payment of the In-the-Money Amount by delivering to the participant: (a) such number of Common Shares having a fair market value equal to the In-the-Money Amount; (b) a cash payment equal to the In-the-Money Amount; or (c) a combination of Common Shares and cash having an aggregate value equal to the In-the-Money Amount.

A RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company that entitles the holder to receive one Common Share, cash payment or a combination thereof for each RSU after a specified vesting period. The Plan Administrator may, from time to time, subject to the provisions of the 2021 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant RSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “RSU Service Year”).

Upon settlement of a RSU, holders will redeem each vested RSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) a Common Share in respect of each vested RSU; (b) a cash payment; or (c) a combination of Common Shares and cash. Any such cash payments made by the Company shall be calculated by multiplying the number of RSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the 2021 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any RSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any RSU any later than the final business day of the third calendar year following the applicable RSU Service Year.

Performance Share Units

A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company that entitles the holder to receive one Common Share, cash payment or a combination thereof for each PSU after specific performance-based vesting criteria determined by the Plan Administrator, in its sole discretion, have been satisfied. The performance goals to be achieved during any performance period, the length of any performance period, the amount of any PSUs granted, the effect of termination of a participant’s service and the amount of any payment or transfer to be made pursuant to any PSU will be determined by the Plan Administrator and by the other terms and conditions of any PSU, all as set forth in the applicable award agreement. The Plan Administrator may, from time to time, subject to the provisions of the 2021 Equity Incentive Plan and such other terms and conditions as the Plan Administrator may prescribe, grant PSUs to any participant in respect of a bonus or similar payment in respect of services rendered by the applicable participant in a taxation year (the “PSU Service Year”).

The Plan Administrator shall have the authority to determine any vesting terms applicable to the grant of PSUs. Upon settlement, holders will redeem each vested PSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) a Common Share in respect of each vested PSU; (b) a cash payment; or (c) a combination of Common Shares and cash. Any such cash payments made by the Company to a participant shall be calculated by multiplying the number of PSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date. Subject to the provisions of the 2021 Equity Incentive Plan and except as otherwise provided in an award agreement, no settlement date for any PSU shall occur, and no Common Share shall be issued or cash payment shall be made in respect of any PSU any later than the final business day of the third calendar year following the applicable PSU Service Year.

Deferred Share Units

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry in the books of the Company that entitles the holder to receive one Common Share, cash payment or a combination thereof for each DSU on a future date. The Board may fix from time to time a portion of the total compensation (including annual retainer, board meeting committee meeting, and any Chair fees, if any) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) that are to be payable in the form of DSUs. In addition, each director is given, subject to the provisions of the 2021 Equity Incentive Plan, the right to elect to receive a portion of the cash Director Fees owing to them in the form of DSUs.

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, DSUs shall vest immediately upon grant. Upon settlement, holders will redeem each vested DSU for the following at the election of such holder but subject to the approval of the Plan Administrator: (a) a Common Share in respect of each vested DSU; or (b) a cash payment; or (c) a combination of Common Shares and cash Any cash payments made under the 2021 Equity Incentive Plan by the Company to a participant in respect of DSUs to be redeemed for cash shall be calculated by multiplying the number of DSUs to be redeemed for cash by the Market Price per Common Share as at the settlement date.

U.S. Taxpayers

The 2021 Equity Incentive Plan provides that Stock Options issued to U.S. Taxpayers (as defined in the 2021 Equity Incentive Plan) may be non-qualified stock options or incentive stock options (each an “ISO”) qualifying under Section 422 of the United States Internal Revenue Code of 1986 (as amended) (the “Code”). Subject to the aggregate limits imposed in the 2021 Equity Incentive Plan, the aggregate number of Common Shares reserved for issuance in respect of granted ISOs shall not exceed 10,000,000 Common Shares.

If an ISO is granted to a person who owns shares representing more than 10% of the voting power of all classes of shares of the Company or of a “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code, on the date of grant, the term of the ISO shall not exceed five years from the time of grant of such ISO and the exercise price shall be at least 110% of the Market Price of the Common Shares subject to the ISO.

To the extent the aggregate Market Price as at the date of grant of the Common Shares for which ISOs are exercisable for the first time by any person during any calendar year (under all plans of the Company and any “parent corporation” or “subsidiary corporation”, as such terms are defined in Sections 424(e) and (f) of the Code) exceeds US$100,000, such excess ISOs shall be treated as non-qualified stock options.

Dividend Equivalents

Except as otherwise determined by the Plan Administrator or as set forth in the particular award agreement, RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable, as of each dividend payment date in respect of which normal cash dividends are paid on Common Shares. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the record date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Black-out Periods

In the event an award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of the Company exists, the expiry of such award will be the date that is 10 business days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Expiry Date of Awards

While the 2021 Equity Incentive Plan does not stipulate a specific term for awards granted thereunder, as discussed below, the expiry date of a Stock Option may not be more than 10 years from its date of grant, except where shareholder approval is received or where an expiry date would have fallen within a blackout period of the Company. All awards must vest and settle in accordance with the provisions of the 2021 Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.

Termination of Employment or Services

Certain events, including termination for cause, resignation, termination without cause, disability, death or retirement, subject, in each case, to the terms of a participant’s applicable employment agreement, award agreement or other written agreement will impact such participant as further described in the 2021 Equity Incentive Plan.

Change in Control

Under the 2021 Equity Incentive Plan, except as may be set forth in an employment agreement, award agreement or other written agreement between the Company or a subsidiary of the Company and a participant if within 12 months following the completion of a transaction resulting in a Change in Control (as defined below), a participant’s employment, consultancy or directorship is terminated by the Company or a subsidiary of the Company without Cause (as defined in the 2021 Equity Incentive Plan), without any action by the Plan Administrator:

(a)	any unvested awards held by the participant at Termination Date may vest in the sole discretion of the Plan Administrator; and
(b)	any vested awards may be exercised, surrendered to the Company, or settled by the participant at any time during the period that terminates on the earlier of: (A) the expiry date of such award; and (B) the date that is 90 days after the Termination Date. Any award that has not been exercised, surrendered or settled at the end of such period being immediately forfeited and cancelled.

Subject to certain exceptions, a “Change in Control” includes (a) any transaction pursuant to which a person or group acquires the right to exercise control or director over more than 50% of the outstanding Common Shares; (b) the sale of all or substantially all of the Company’s assets (c) the dissolution or liquidation of the Company; (d) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired via consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise; (e) individuals who comprise the Board at the last annual meeting of Shareholders (the “Incumbent Board”) cease to constitute at least a majority of the Board, unless the election, or nomination for election by the Shareholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, in which case such new director shall be considered as a member of the Incumbent Board; or (f) any other event which the Board determines to constitute a change in control of the Company.

Non-Transferability of Awards

Except as permitted by the Plan Administrator and to the extent that certain rights may pass to a beneficiary or legal representative upon death of a participant, by will or as required by law, no assignment or transfer of awards, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such awards whatsoever in any assignee or transferee and immediately upon any assignment or transfer, or any attempt to make the same, such awards will terminate and be of no further force or effect. To the extent that certain rights to exercise any portion of an outstanding award pass to a beneficiary or legal representative upon the death of a participant, the period in which such award can be exercised by such beneficiary or legal representative shall not exceed one year from the participant’s death.

Amendments to the 2021 Equity Incentive Plan

Subject to certain exceptions, the Plan Administrator may also from time to time, without notice and without approval of the holders of Common Shares, amend, modify, change, suspend or terminate the 2021 Equity Incentive Plan or any awards granted pursuant thereto as it, in its discretion, determines appropriate. Notwithstanding the above, and subject to the rules of the TSX, the approval of Shareholders is required to effect certain amendments to the 2021 Equity Incentive Plan, as further described in the 2021 Equity Incentive Plan.

C.Board Practices

Each of the directors of the Company is elected to hold office until the end of the next annual meeting of Shareholders. Nominees will be nominated by the Nominating and Governance Committee, in each case for election by our shareholders as directors in accordance with the provisions of our constating documents and applicable corporate and securities laws. All nominees who are nominated by the Nominating and Governance Committee will be included in the proxy-related materials to be sent to shareholders prior to each annual meeting of our shareholders.

Audit Committee

Audit Committee Mandate and Terms of Reference

The Audit Committee is a committee established for the purpose of overseeing the accounting and financial reporting process of the Company and annual external audits of the consolidated financial statements.

Composition of the Audit Committee

●	The members of the Audit Committee, being Messrs. Quarin (Chair) and Gordon and Ms. Pan, are independent under Nasdaq listing rules, and “audit committee financial experts” in accordance with United States Securities and Exchange Commission rules. In addition, the members of the Audit Committee have education and experience relevant to the performance of their responsibilities as Audit Committee members, as described in their biographies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

Nominating and Governance Committee

Our Nominating and Governance Committee (our “NGC”) is currently comprised of:

●	Larry Taylor, Harvey Gordan and Christine Fellows

The board has adopted a written charter for the NGC that sets forth the purpose, composition, authority and responsibility of the NGC. A copy of the written charter of the NGC has been posted on our website at https://viqsolutions.com/investors/governance-documents. The primary function of the NGC is to assist the board o in fulfilling its responsibilities by:

●	identifying individuals qualified to become members of the board of directors and recommending to nominees for election as directors at the next annual meeting of shareholders,
●	establishing and reviewing corporate governance policies,
●	adopting a corporate code of business conduct and ethics applicable to all directors, officers and employees and
●	monitoring compliance with and periodically reviewing the code of ethics.

Compensation Committee

Our Compensation Committee is currently comprised of:

●	Larry Taylor, Harvey Gordan and Bradley Wells

The board has adopted a written charter for the Compensation Committee that sets forth the purpose, composition, authority and responsibility of the Compensation Committee. A copy of the written charter of the Compensation Committee has been posted on our website at https://viqsolutions.com/investors/governance-documents. The primary function of the Compensation Committee is to assist the board o in fulfilling its responsibilities by:

●	discharging the board’s responsibilities relating to the compensation of VIQ’s executive officers;
●	the administration of any equity, incentive or related compensation plans as may be approved by the board and shareholders from time to time; and
●	assisting the board with respect to management succession and development.

Business Code of Conduct

We have adopted a written Business code of conduct (the “Code”) that applies to all of our directors, officers and employees. The objective of the Code is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with our Shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code, any person subject to the Code is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code and it monitors compliance through the Nominating and Governance Committee. Directors, officers and employees are required to annually certify that they have not violated the Code.

The Code was amended and restated on July 9, 2021. During the year ended December 31, 2021, no waivers or requests for exemptions from the Code were either requested or granted. The Code, as amended and restated, may be viewed on our website at www.viqsolotuions.com/investors/governance-documents.

Disclosure Policy

The Board has adopted a Disclosure Policy to deal with the timely dissemination of all material information (the “Disclosure Policy”). The Disclosure Policy, which will be reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The board, directly and through its committees, reviews and approves the contents of major disclosure documents, including annual and interim consolidated financial statements, prospectuses, the annual information form, management’s discussion and analysis and the management information circular. We seek to communicate to our shareholders through these documents as well as by means of news releases, our website and investor relations calls and meetings.

Disclosure Committee

A Disclosure Committee comprised of senior management of the Company (the “Disclosure Committee”) oversees the Company’s disclosure process as outlined in the Disclosure Policy. The Disclosure Committee’s mandate includes ensuring that effective controls and procedures are in place to allow the Company to satisfy all of its continuous disclosure obligations, including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Disclosure Policy are in compliance with regulatory requirements. Our Audit Committee is responsible for reviewing our disclosure relating to our financial reporting.

D.Employees

As of December 31, 2021, VIQ had approximately 539 employees.

At
December 31,
2021
Function:
Client Experience	13
General & Administration	49
Human Resources	3
Information Technology	25
Marketing	3
Product & Strategy	4
Production	425
Professional Services	4
Research & Development	3
Sales	10
Total	539
Geography:
USA	91
Australia	421
EMEA	27
Total	539

E.Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our common shares as of March 31, 2022 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares and non-voting ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 31, 2022. Percentage ownership calculations are based on 29,881,717 common shares outstanding as of March 31, 2022.

Except as otherwise indicated, all of the shares reflected in the table are common shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated, the addresses of the persons listed in the table is c/o VIQ Solutions Inc., 5915 Airport Road, Suite 700, Mississauga, Ontario, Canada.

		Percent of
	Number of	Common
	Common Shares	Shares
	Beneficially	Beneficially
Name of Beneficial Owner	Owned (#)	Owned (%)
5% or Greater Shareholders:
Adirondack Retirement Specialist	1,730,000	5.6%
AWM Investment Company Inc.(1)	1,559,259	5.1%
Executive Officers and Directors:
Sebastien Paré(2)	658,837	2.1%
Susan Sumner(3)	759,095	2.5%
Alexie Edwards(4)	102,323	*
Vahram Sukyas(5)	1,405	*
Shing Pang	nil	*
Christine Fellowes	nil	*
Larry Taylor(6)	950,479	3.1%
Harvey Gordon(7)	172,370	*
Joe Quarin(8)	556,729	1.8%
Bradley Wells(9)	3,847,458	12.5%
All current directors and executive officers as a group (10 persons)	7,048,696	22.90%

*Represents beneficial ownership of less than one percent.

(1)	According to a Schedule 13G filed with the SEC on February 11, 2022, as of February 11, 2022, AWM Investment Company, Inc. (“AWM”) beneficially owned 1,559,259 common shares, consisting of 851,355 common shares held by Special Situations Fund III (“SSFQP”), 274,430 Shares held by Special Situations Cayman Fund, L.P. (“Cayman”), 64,241 Shares held by Special Situations Technology Fund, L.P. (“Tech”) and 369,233 Shares held by Special Situations Technology Fund II, L.P. (“Tech II”, and together with SSFQP, Cayman, and Tech, the “Funds”). AWM is the investment advisor to the Funds. Austin W. Marxe, David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, the general partner of SSFQP and SST Advisers, L.L.C., the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc. is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(2)	Represents 486,837 shares held directly by Mr. Paré, 172,500 vested options or options that vest within 60 days of March 31, 2022 and does not include 530,000 unvested options.
(3)	Represents 719,095 shares held directly by Ms. Sumner, 40,000 vested options or options that vest within 60 days of March 31, 2022 and does not include 47,586 unvested options.
(4)	Represents 17,323 shares held directly by Mr. Edwards, 85,000 vested options or options that vest within 60 days of March 31, 2022 and does not include 250,000 unvested options.
(5)	Represents 1,405 shares held directly by Mr. Sukyas and does not include 35,000 unvested options..
(6)	Represents 889,979 shares held directly by Mr. Taylor, 60,500 vested options or options that vest within 60 days of March 31, 2022 and there are no unvested options at March 31, 2022
(7)	Represents 158,370 shares held directly by Mr. Gordan, 14,000 vested options or options that vest within 60 days of March 31, 2022 and there are no unvested options at March 31, 2022.
(8)	Represents 516,479 shares held directly by Mr. Quarin, 40,250 vested options or options that vest within 60 days of March 31, 2022 and there are no unvested options at March 31, 2022.

(9)	Represents 3,838,458 shares held directly by Mr. Wells, 9,000 vested options or options that vest within 60 days of March 31, 2022 and there are no unvested options at March 31, 2022.

Changes in ownership by major shareholders

To the best of the Company’s knowledge, there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

The following table indicates, as of April 13, 2022, the total number of common shares issued and outstanding, the approximate total number of holders of record of common shares, the number of holders of record of common shares with U.S. addresses, the portion of the outstanding common shares held by U.S. holders of record, and the percentage of common shares held by U.S. holders of record. This table does not indicate beneficial ownership of common shares.

			Number of	Percentage of
	Total Number of		Common Shares	Common Shares
	Common Shares	Number of U.S.	Held by U.S.	Held by U.S.
Total Number of	Issued and	Holders of	Holders of	Holders of
Holders of Record	Outstanding	Record)	Record(1)	Record
4,664	29,881,717	1,633	7,769,242	26

B.Related Party Transactions

During the three months ended March 31, 2021, the Company granted the Executive Loan to Sebastien Paré, Chief Executive Officer to facilitate Mr. Pare’s exercise of certain vested outstanding stock options from legacy option plan. The loan was repaid shortly thereafter on May 28, 2021. As of December 31, 2021, there are no balances outstanding.

Policies and Procedures for Related Party Transactions

Our Audit Committee reviews and approves all related-party transactions; however, we have not established a formal related transaction policy.

Our Audit Committee also reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

C.Interests of Experts and Counsel

Not applicable

Item 8.Financial Information.

A.Consolidated Statements and Other Financial Information

Financial Statements

Our financial statements are appended at the end of this Annual Report, starting at page F-1.

Dividend Distribution Policy

While there are no restrictions in the Company’s articles or pursuant to any agreement or understanding that prevent the Company from paying dividends or distributions, VIQ has not declared or paid cash dividends on the Common Shares in any of the three most recently completed financial years. VIQ intends to retain future earnings to finance the operation, development and expansion of the business, and accordingly, VIQ does not anticipate paying cash dividends on common shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the Board and will depend on VIQ’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the board considers relevant.

Legal Proceedings and Regulatory Actions

Legal Proceedings

In the ordinary course of business, VIQ may be subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, social security, labor lawsuits and other matters. VIQ will accrue liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. The Company’s management is not aware of any current or contemplated legal proceedings material to the Company to which it is a party or of which any of its property is the subject matter.

Regulatory Actions

During the financial year ended December 31, 2021, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

B.Significant Changes

Except as otherwise disclosed herein, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the fiscal year ended December 31, 2021.

Item 9.The Offer and Listing.

A.Offer and Listing Details

Our common shares have been listed on the Nasdaq Capital Market since August 12, 2021 under the symbol “VQS” and on the TSX since January 21, 2021 under the symbol “VQS”. Prior to listing on the Nasdaq Capital Market, our common shares were listed on the OTCQX Best Market under the symbol “VIQLF.”

We are authorized to issue an unlimited number of common shares, without par value. Shareholders are entitled to receive notice of, attend, and vote at any meeting of the shareholders, and to cast one vote for each common share held on the applicable record date in respect of any matter put to vote at such a meeting. Shareholders are entitled to receive dividends if, as and when declared by the board. Shareholders are entitled to share equally in the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company.

B.Plan of Distribution

Not applicable.

C.Markets

See “Item 9.A, The Offering and Listing—Offer and Listing Details”.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information.

A.Share Capital

Not applicable.

B.Articles of Association

The Company was incorporated pursuant to the Business Corporations Act (Alberta), on November 10, 2004 under the name “VIQ Solutions Inc.”VIQ was continued under the Business Corporations Act (Ontario), on April 14, 2017.

The following is a summary of certain provisions of VIQ Solutions Inc.’s (the “Company”) articles of continuance dated August 14, 2017 and the articles of amendment dated November 27, 2019 (the “Articles”), and by-laws (“By-Laws”) as well as the material terms and provisions of the common shares (the “Common Shares”) and other outstanding securities issued by the Company.

Objects and Purposes of the Company

Under the Articles, the Company is not restricted from carrying on any business or businesses or from exercising any power or powers.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

A director of the Company (each a “Director” and together the “Directors”) who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Company must disclose in writing to the Company, or request to have entered in the minutes of the related board of directors of the Company (the “Board”) meeting, the nature and extent of his or her interest at the time and in the manner provided by the Business Corporations Act (Ontario) (the “Act”). Such a Director must not vote on any resolution to approve the same except as provided by the Act.

The Act provides that a material contract between the Company and one or more of the Directors, or between the Company and another person of which a Director is a director or officer or in which the Director has a material interest, is neither void nor voidable by reason only of that relationship or by reason only that the Director is present at or is counted to determine the presence of a quorum at the Board or committee meeting that authorized the contract, if the Director disclosed his or her interest, in accordance with the applicable provisions of the Act, and the contract or transaction was reasonable and fair to the Company at the time it was approved. In addition, notwithstanding the other conflict of interest provisions in the Act, where such Director is acting honestly and in good faith, such contract, if it was reasonable and fair to the Company at the time it was approved, is neither void nor voidable by reason only of the Director’s interest therein where the contract is confirmed or approved by special resolution at a meeting of shareholders and the nature and extent of the Director’s interest in the contract is disclosed in reasonable detail in the notice calling the meeting or the applicable information circular.

The Directors are paid such remuneration for their services as the Board may from time to time determine. The Directors are also entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. The By-Laws do not preclude any Director from serving the Company in any other capacity and receiving remuneration in connection therewith.

Borrowing Powers of Directors

The Board may, without authorization from the shareholders of the Company: (a) borrow money upon the credit of the Company; (b) issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations or guarantees of the Company, whether secured or unsecured; (c) give, directly or indirectly, financial assistance to any person by means of a loan or a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person, or otherwise; and (d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Company, including accounts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other debt obligations or guarantees or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

The Act provides that unless the articles of a corporation provide otherwise, a director of a corporation is not required to hold shares issued by the corporation. There is no provision in the Articles imposing a requirement that a Director hold any shares issued by the Company. Additionally, neither the Articles nor the By-Laws impose a requirement for retirement or non-retirement of Directors under an age limit requirement.

Authorized and Outstanding Share Capital

The Company’s authorized share capital consists of an unlimited number of the Common Shares, all without nominal or par value.

Common Shares

The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the Board, and the distribution of the residual assets of the Company in the event of a dissolution of the Company. Any dividend unclaimed after a period of six years from the date on which it has been declared to be payable will be forfeited and revert to the Company.

All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Company.

Procedures to Change the Rights of Shareholders

The rights, privileges, restrictions and conditions attaching to the Common Shares are contained in the Articles and such rights, privileges, restrictions and conditions may be changed by amending the Articles. In order to amend the Articles, the Act requires a resolution to be passed by a majority of not less than two-thirds of the votes cast by the shareholders entitled to vote thereon. Under the Act, if the Company resolves to make particular types of amendments to the Articles, a holder of Common Shares may dissent with regard to such resolution and, if such shareholder so elects, the Company must pay such shareholder the fair value of the Common Shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted. The types of amendments that would be subject to shareholder dissent rights include, without limitation: (i) to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the Company’s shares; and (ii) to add, remove or change any restriction upon the business that the Company may carry on or upon the powers that the Company may exercise.

Annual and Special Meetings

The annual meeting of shareholders of the Company is held at such time in each year and, at such place as the Board may from time to time determine, for the purpose of considering the minutes of an earlier meeting, considering the financial statements and reports required by the Act to be placed before the annual meeting, electing Directors, appointing or waiving the appointment of an auditor, fixing or authorizing the Directors to fix the remuneration payable to any such auditor and for the transaction of such other business as may properly be brought before the meeting. The Board has the power to call a special meeting of shareholders at any time.

A meeting of the shareholders of the Company may be held by telephonic or electronic means. A shareholder who, through these means, votes at the meeting or establishes a communications link to the meeting is deemed to be present at the meeting.

For every meeting of shareholders, the Company must prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for the meeting is fixed, the shareholders listed must be those registered at the close of business on that record date. If no record date is fixed, the shareholders listed must be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list is available for examination by any shareholder during usual business hours at the registered office of the Company or at the place where the central securities register is maintained and at the meeting for which the list is prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such a meeting will be deemed to be a list of shareholders. Every person named in the list is entitled to vote the shares shown on the list opposite his or her name at the meeting to which the list relates.

Notice of the time and place of each meeting of shareholders must be given not less than 21 days and, not more than 50 days before the date of the meeting to each Director, to any auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to receive notice of or vote at the meeting.

A quorum of shareholders is present at a meeting of shareholders of the Company irrespective of the number of persons actually present at the meeting, if two or more holders of shares carrying not less in aggregate than 5% of the votes entitled to be voted at the meeting are present in person or represented by proxy.

Limitations on Ownership of Securities

Neither the Articles nor the By-Laws contain any provision limiting the right to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law.

Change in Control

Neither the Articles nor the By-Laws contain any provision that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Ownership Threshold

The By-Laws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed. However, Canadian securities laws require that the Company disclose in the Company’s proxy information circular for the annual meeting and certain other disclosure documents, holders who beneficially own more than 10% of the issued and outstanding Common Shares. Under United States federal securities laws, the Company is required to disclose, in the annual reports on Form 20-F, holders who to the knowledge of the Company beneficially own 5% or more of the issued and outstanding Common Shares.

Change in Capital

Neither the Articles nor the By-Laws contain any provision governing changes in the capital of the Company, where such provision is more stringent than required under the Act.

C.Material Contracts

In addition to the contracts described elsewhere in this Annual Report, the following are summaries of each material contract to which we are a party for the two years preceding the date of this Annual Report.

Securities Purchase Agreement – September 13, 2021

On September 15, 2021, the Company closed a registered direct offering (the “September 2021 Offering”) and issued an aggregate of 4,235,294 units (each, a “Unit”) at a price of $4.25 per Unit, pursuant to a securities purchase agreement (the “Purchase Agreement”) entered into between the Company and the purchasers thereto, for gross proceeds of US$18,000,000. Each Unit consists of one common share and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$5.00 per common share. The Warrants are exercisable beginning on the date that is six months following the September 15, 2021 issuance date and will expire five years from the issuance date.

Placement Agency Agreement – September 13, 2021

In connection with the September 2021 Offering, the Company and A.G.P./Alliance Global Partners (“A.G.P”) entered into a placement agency agreement (the “Placement Agency Agreement”) dated September 13, 2021, pursuant to which A.G.P. agreed to serve as the placement agent to the Company in the September 2021 Offering. Pursuant to the terms of the Placement Agency Agreement, the Company paid A.G.P. a cash fee equal to 6.5% of the gross proceeds from the securities placed by A.G.P. in the September 2021 Offering. The Company also agreed to reimburse A.G.P for (i) reasonable accountable legal expenses incurred by the A.G.P. in connection with the September 2021 Offering up to the amount of US$100,000 and (ii) non-accountable expenses up to the amount of US$15,000 including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et. al, and any other expenses incurred by the A.G.P. in connection with the September 2021 Offering. The non-accountable expenses were paid to A.G.P. on September 15, 2021.

D.Exchange Controls

As of the date hereof, we are not aware of any governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to nonresident holders of our common shares.

We are not aware of any limitations under the laws of Canada or the Province of Ontario, or in the Articles of Incorporation or any other of our constituent documents on the right of nonresidents of Canada or persons who are not Canadian citizens to hold and/or vote common shares.

E.Taxation

The following summary describes the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) and the regulations thereunder (the “Tax Act”) generally applicable to the acquisition, holding and disposition of the common shares by a holder who acquires, as beneficial owner, the common shares pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the common shares as capital property, deals at arm’s length with the Company and each underwriter and is not affiliated with the Company or any underwriter (a “Holder”). Generally, the common shares will be considered to be capital property to a Holder provided the Holder does not acquire or hold the common shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary does not apply to a Holder (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii), an interest in which would be, or for whom a Common Share would be, a “tax shelter investment” as defined in the Tax Act; (iv) that has made a functional currency reporting election under the Tax Act to report in a currency other than the Canadian currency; (v) that has or will enter into a “derivative forward agreement”, a “synthetic disposition arrangement” or a “dividend rental arrangement”, each as defined under the Tax Act, with respect to the common shares. Such Holders should consult their own tax advisors with respect to an investment in the common shares or (vi) that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere. Such Holders should consult their own tax advisors with respect to an investment in the common shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and that is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the common shares, controlled by a non-resident person or group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors with respect to the possible application of these rules.

In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of the common shares.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law or the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial action or decision, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of common shares, including dividends, must be determined in Canadian dollars using the relevant exchange rate determined in accordance with the Tax Act.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of the common shares, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of the common shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring the common shares, having regard to their particular circumstances.

Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”).

Certain Resident Holders who might not otherwise be considered to hold their common shares as capital property may, in certain circumstances, be entitled to have the common shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders in the taxation year of the election and any subsequent taxation year, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders should consult their own tax advisors regarding the availability or advisability of this election.

Dividends on the Common Shares

Dividends received or deemed to be received on the common shares by a Resident Holder who is an individual (other than certain trusts) will generally be included in the individual’s income and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced dividend tax credit rules applicable to any dividends designated by the Company as “eligible dividends” in accordance with the Tax Act. There may be limitations on the ability of the Company to designate dividends as “eligible dividends.”

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally also be deductible in computing its taxable income for that taxation year. In certain circumstances, a dividend received or deemed to be received by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors having regard to their own particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act will generally be liable to pay a refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on the common shares to the extent such dividends are deductible in computing its taxable income for the taxation year. Such additional tax may be refundable in certain circumstances.

Dispositions of Common Shares

Upon a disposition (or a deemed disposition) of a common share, a Resident Holder generally will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition of such common share, net of any reasonable costs of disposition, are greater (or are less) than the adjusted cost base of such common share to the Resident Holder.

The adjusted cost base to a Resident Holder of common shares acquired hereunder will be determined by averaging the cost of such common shares to the Resident Holder with the adjusted cost base of all other common shares, if any, held by the Resident Holder as capital property immediately before the acquisition.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Aggregate Investment Income

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay a refundable tax on its “aggregate investment income”, which is defined in the Tax Act to include an amount in respect of taxable capital gains and dividends or deemed dividends that are not deductible in computing such corporation’s income.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention (i) is neither resident nor deemed to be resident in Canada, and (ii) does not, and is not deemed to, use or hold the common shares in a business carried on in Canada (a “Non-Resident Holder”). In addition, this portion of the summary does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such Non-Resident Holders should consult their own tax advisors.

Dividends on the Common Shares

Any dividends paid or credited, or deemed to be paid or credited, on the common shares, as the case may be, to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which that Non-Resident Holder may be entitled under an applicable income tax treaty or convention. For instance, where the Non-Resident Holder is a resident of the United States that is entitled to applicable benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. The rate of withholding tax is generally further reduced to 5% if the beneficial owner of such dividend is a company that owns, directly or indirectly, at least 10% of the voting stock of the Company. Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.

Disposition of the Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of a common share unless such share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Generally, the common shares will not constitute “taxable Canadian property” of a Non-Resident Holder at any particular time provided that the common shares are then listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the Nasdaq), unless at any time during the 60-month period immediately preceding such time: (i) at least 25% or more of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (x) the Non-Resident Holder, (y) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (z) partnerships in which the Non-Resident Holder or a person described in (y) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of such shares was derived directly or indirectly from one, or any combination of, real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act) or options in respect of, interests in or for civil law rights in, any such property (whether or not such property exists). Notwithstanding the foregoing, the common shares may also be deemed to be “taxable Canadian property” in certain circumstances.

In cases where a Non-Resident Holder disposes (or is deemed to have disposed) of a common share that is “taxable Canadian property” to that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences described above under the headings “Holders Resident in Canada — Dispositions of common shares” and “Taxation of Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders for whom a common share is, or may be, “taxable Canadian property” should consult their own tax advisors.

Certain Material U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain material U.S. federal income tax considerations with respect to the ownership and disposition of shares of our common shares. This summary is based on current U.S. federal income tax laws (including provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder and administrative rulings and court decisions, all in effect as of the date hereof), all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of one or more of our common shares that is for U.S. federal income tax purposes one of the following:

●	an individual citizen or resident of the United States, including individuals treated as residents of the United States solely for tax purposes;
●	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or;
●	a trust if (1) a court within the United States can exercise primary supervision over it, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This discussion applies only to a U.S. Holder that holds common shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the net investment income tax, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;
●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;
●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;
●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

●	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;
●	acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services;
●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);
●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;
●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;
●	are controlled foreign corporations;
●	are passive foreign investment companies;
●	hold the common shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or
●	are former U.S. citizens or former long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our securities, the tax treatment of a person treated as a partner for U.S. federal income tax purposes generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding shares of our securities should consult their tax advisors.

We have not sought, and do not expect to seek, a ruling from the United States Internal Revenue Service (the “IRS”), as to any United States federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

Except as otherwise noted, this summary assumes that the Company (nor any of its subsidiaries) is not a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. A non-U.S. entity’s possible status as a PFIC must be determined annually and therefore may be subject to change. If the Company (or any of its subsidiaries) were to be a PFIC in any year, materially adverse consequences could result for U.S. Holders.

All prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations of acquiring, holding and disposing of the common shares.

WE RECOMMEND THAT PROSPECTIVE HOLDERS OF OUR COMMON SHARES CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s common shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its common shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such common shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.

Dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With respect to individuals and other non-corporate U.S. Holders, dividends generally will be taxed at the lower applicable long-term capital gains rate (see ”— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below) applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our common shares on which the dividends are paid are readily tradable on an established securities market in the United States or the Company is eligible for the benefits of the U.S.-Canada income tax treaty (the “Treaty”), (2) we are not a PFIC (nor treated as such with respect to a U.S. Holder) at the time the dividend was paid or in the previous year, and (3) certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to our common shares.

For U.S. foreign tax credit purposes, dividends paid on our common shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Canadian income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s particular circumstances, Canadian income taxes withheld from dividends on the common shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. Holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including any Canadian income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, regardless of whether the Canadian dollars are converted into U.S. dollars. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. Holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollar will be treated as U.S. source ordinary income or loss.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our common shares. The amount of gain or loss recognized by a U.S. Holder on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its common shares so disposed of. A U.S. Holder’s adjusted tax basis in its common shares generally will equal the U.S. Holder’s acquisition cost reduced by any prior distributions treated as a return of capital.

Any capital gain or loss recognized generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such common shares exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder may be taxed at rates of taxation lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations.

Any gain or loss recognized by a U.S. Holder will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any non-U.S. tax imposed on the disposition of the common shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

Passive Foreign Investment Company (“PFIC”) Rules

A non-U.S. corporation will be classified as a PFIC for United States federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes, among other things, dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of assets giving rise to passive income.

Although our PFIC status is determined annually, an initial determination that our Company is a PFIC generally will apply for subsequent years to a U.S. Holder who held Company Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common shares and the U.S. Holder did not make either a timely mark-to-market election or a qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) common shares, as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its common shares (which may include gain realized by reason of transfers of common shares that would otherwise qualify as nonrecognition transactions for United States federal income tax purposes) and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the common shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the common shares). Under these special tax rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the common shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder without regard to the U.S. Holder’s other items of income and loss for such year; and
●	an additional amount equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may be able to avoid application of the PFIC tax consequences described above in respect to our common shares by making a timely and valid QEF election (if eligible to do so) to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge. There is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided. Accordingly, U.S. Holders should assume that they will not be able to make a QEF election with respect to the common shares.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) common shares in us and for which we are determined to be a PFIC, such U.S. Holder generally will not be subject to the PFIC rules described above in respect to its common shares. Instead, in general, the U.S. Holder will include as ordinary income in each taxable year the excess, if any, of the fair market value of common shares at the end of its taxable year over its adjusted basis in its common shares. These amounts of ordinary income would not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. The U.S. Holder also generally will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis in its common shares over the fair market value of its common shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its common shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its common shares will be treated as ordinary income.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless the common shares ceased to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consented to the revocation of the election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our common shares under their particular circumstances.

If we are or become a PFIC and, at any time, have a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. There can be no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may have to file an IRS Form 8621, or any successor form, (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS (potentially including with respect to items that do not relate to a U.S. Holder’s investment in common shares).

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our common shares should consult their own tax advisors concerning the application of the PFIC rules to our common shares under their particular circumstances.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. Holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. Holders may be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of property (including cash) to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement, and the period of limitations on assessment and collection of United States federal income taxes will be extended in the event of a failure to comply. Furthermore, certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. Specified foreign financial assets generally include any financial account maintained with a non-U.S. financial institution and should also include the common shares if they are not held in an account maintained with a U.S. financial institution. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties, and the period of limitations on assessment and collection of United States federal income taxes may be extended in the event of a failure to comply. Potential investors are urged to consult their tax advisors regarding the foreign financial asset and other reporting obligations and their application to an investment in our common shares.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder.” As used herein, the term “Non-U.S. Holder” means a beneficial owner of our common shares that is for United States federal income tax purposes that is not a U.S. Holder, as defined above.

Taxation of Distributions to Non-U.S. Holders

A Non-U.S. Holder of our common shares will generally not be subject to U.S. federal income or withholding tax on dividends received on our common shares, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the Non-U.S. Holder’s shares of our common shares and, to the extent it exceeds the adjusted basis in the Non-U.S. Holder’s shares of our common shares, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “— Gain on Sale or Other Disposition of our Common Shares to Non-U.S. Holders”.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to Non-U.S. Holders

A Non-U.S. Holder of our common shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our common shares of common shares, unless: such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Nevertheless, we will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with and opinion expressed by an independent registered public accounting firm.

We maintain a corporate website at www.viqsolutions.com. We intend to post our Annual Report on our website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, our website does not constitute a part of this Annual Report. We have included our website address in this Annual Report solely as an inactive textual reference.

The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.Description of Securities Other than Equity Securities.

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Not applicable.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds.

A - D.

Not applicable.

E.Use of Proceeds.

On June 2, 2021, the Company filed a shelf registration statement (the “Registration Statement”) with the Securities and Exchange Commission on Form F-10 (Registration No. 333-256717), which registration statement became effective on June 11, 2021. The Company registered under the Registration Statement such indeterminate number of common shares, preferred shares, senior or subordinated secured or unsecured debt securities, subscription receipts, warrants to purchase common shares and units comprised of one or more of the other securities described in the Registration Statement in any combination, or any combination thereof in one or more series or issuances, up to an aggregate total offering price of up to US$225,000,000.

On September 15, 2021, pursuant to a prospectus supplement to the short form base shelf prospectus that makes a part of the Registration Statement, the Company closed the September 2021 Offering and issued an aggregate of 4,235,294 Units at a price of $4.25 per Unit for gross proceeds of approximately US$18,000,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at an exercise price of US$5.00 per common share. The Warrants are exercisable beginning on the date that is six months following the September 15, 2021 issuance date and will expire five years from the issuance date. In connection with the September 2021 Offering, the Company entered into the Purchase Agreement and the Placement Agency Agreement. The Purchase Agreement was entered into between the Company and the purchasers of Units and the Placement Agency Agreement was entered into between the Company and A.G.P., pursuant to which A.G.P. agreed to use its best efforts to arrange for the sale of the Units under the September 2021 Offering.

Pursuant to the terms of the Placement Agency Agreement, the Company paid A.G.P. a cash fee equal to 6.5% of the gross proceeds from the securities placed by A.G.P. in the September 2021 Offering. The Company also agreed to reimburse A.G.P for (i) reasonable accountable legal expenses incurred by the A.G.P. in connection with the September 2021 Offering up to the amount of US$100,000 and (ii) non-accountable expenses up to the amount of US$15,000 including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et. al, and any other expenses incurred by the A.G.P. in connection with the September 2021 Offering. The non-accountable expenses were paid to A.G.P. on September 15, 2021.

The net proceeds to the Company were approximately US$16,715,000, after deducting expenses related to the offering. None of the net proceeds were direct or indirect payments to directors, officers, partners, 10% or more holders or affiliates of the Company.

The company used net proceeds of approximately of US $7,646,856 to acquire certain assets of Auscript Australisia Pty Ltd. And US$1,638,275 to acquire outstanding shares of the Transcription Agency. In addition, on March 30, 2022  the Company utilized approximately US$4,000,000 to repay principal and an amendment free of approximately US$235,000 relating to an amendment to the Company’s debt facility with Crown Capital.

The Registration Statement is still effective; however, it will no longer be effective upon the filing of this Annual Report.

Item 15.Disclosure Controls and Procedures.

A. Evaluation of Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2021 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to us by others, particularly during the period in which the annual filings are being prepared and of achieving their objectives, and the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2021, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

B. Management’s Annual Report on Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Except for the material weaknesses described below, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended December 31, 2021 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2021 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

●	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;
●	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and
●	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected, and also immaterial misstatements, some of which were corrected, prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021.

Remediation

We intend to implement a remediation plan that involves a third-party software solution to formalize the documentation and evidence of our review and approval of subjective and higher risk journal entries in our financial reporting system including implementing improved process over cut off of transactions. We will implement more formalized documentation and evidence of review over complex accounting transactions. The plan will include the involvement of management and sufficient training of all relevant personnel. We will take the measures necessary to address the material weaknesses, which may require significant management attention, and our efforts may not prove to be successful in remediating the material weaknesses and do not guarantee that we will not suffer additional material weaknesses and/or significant deficiencies in the future. The CEO and CFO do not expect that internal controls over financial reporting will prevent all misstatements. The design of a system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that the design will succeed in achieving the stated goals under all potential future conditions.

C. Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021, has not been audited by our independent registered public accounting firm due to an exemption for emerging growth companies established by the JOBS Act.

D. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved].

Item 16A.Audit Committee Financial Expert.

Our Board has determined that Messrs. Quarin and Gordon and Ms. Pan are each an “audit committee financial expert” as defined by SEC rules and each has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Messrs. Quarin and Gordon and Ms. Pan are each independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B.Code of Business Conduct and Ethics.

We have adopted a written Business code of conduct (the “Code”) that applies to all of our directors, officers and employees. The objective of the Code is to provide guidelines for maintaining our and our subsidiaries’ integrity, reputation, honesty, objectivity and impartiality. The Code addresses conflicts of interest, protection of our assets, confidentiality, fair dealing with our Shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behavior. As part of the Code, any person subject to the Code is required to avoid or fully disclose interests or relationships that are harmful or detrimental to our best interests or that may give rise to real, potential or the appearance of conflicts of interest. Our Board has ultimate responsibility for the stewardship of the Code and it monitors compliance through the Nominating and Governance Committee.  Directors, officers and employees are required to annually certify that they have not violated the Code.

The Code was amended and restated on July 9, 2021. During the year ended December 31, 2021, no waivers or requests for exemptions from the Code were either requested or granted. The Code, as amended and restated, may be viewed on our website at www.viqsolotuions.com/investors/governance-documents.

Item 16C. Principal Accountant Fees and Services.

The following table summarizes fees paid to the Company’s independent auditors, KPMG LLP, for the years ended December 31, 2021 and December 31, 2020:

Type of Service Provided	2021	2020
Audit fees(1)	$981,857	$189,999
Audit-related fees(2)	$64,200	—
Tax fees(3)	$83,416	$17,273
Total	$1,129,473	$207,272

Notes:

(1)	“Audit fees” include the aggregate fees billed by the Company’s external auditor for professional services rendered by the external auditor for the audit of the Company’s financial statements, reviews of interim financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” include the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit of the Company’s financial statements and are not reported under “Audit Fees”.
(3)	“Tax fees” include the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning and include corporate tax returns

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

Item 16D.Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.Corporate Governance.

The Canadian securities regulatory authorities have issued corporate governance guidelines pursuant to National Policy 58-201 - Corporate Governance Guidelines (the “Corporate Governance Guidelines”), together with certain related disclosure requirements pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “NI 58-101”). The Corporate Governance Guidelines are recommended as “best practices” for issuers to follow. The Company recognizes that good corporate governance plays an important role in its overall success and in enhancing shareholder value and, accordingly, it has adopted certain corporate governance policies and practices which reflect its consideration of the recommended Corporate Governance Guidelines.

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on the Nasdaq Capital Market and the TSX. Rule 5615(a)(3) of Nasdaq Stock Market Rules permits foreign private issuers to follow home country practices in lieu of certain provisions of Nasdaq Stock Market Rules. A foreign private issuer that follows home country practices in lieu of certain provisions of Nasdaq Stock Market Rules must disclose ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to Nasdaq standards are as follows:

Majority Independent Directors: The Company does not follow Nasdaq Stock Market Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of “Independent Directors” as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(b)(1), the Company follows the rules of the TSX as set out in the TSX Company Manual (the "TSX Policy"). The TSX Policy requires that at least two (2) members of the board of directors be “Independent Directors” as defined in the TSX Policy. It is not a requirement that a majority of the directors be independent. In addition, the Company follows the Corporate Governance Guidelines, which require that a majority of the directors be independent.

Executive Sessions: The Company does not follow Nasdaq Stock Market Rule 5605(b)(2), which requires companies to have their Independent Directors regularly schedule meetings at which only Independent Directors are present (“executive meetings”). In lieu of following Nasdaq Stock Market Rule 5605(b)(2), the Company follows the Corporate Governance Guidelines, which require that independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Audit Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor's accountability to the audit committee; and the audit committee's responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Company follows the rules set out in National Instrument 52-110 - Audit Committees (“NI 52-110”), which states that the audit committee must have a written charter that sets out the audit committee’s mandate and responsibilities. A few of the audit committee’s responsibilities include the nomination and compensation of an external auditor and review the Company’s financial statements, among others.

Compensation Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Nasdaq Stock Market Rule 5605(d)(1), the Company follows the Corporate Governance Guidelines, which provide that a compensation committee should have a written charter that outlines the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members or subcommittees), and the manner of reporting to the board.

Composition of Compensation Committee: The Company does not follow Rule Nasdaq Stock Market 5605(d)(2), which requires companies to have a compensation committee comprised of at least two members, with each member being Independent Director as defined under Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(d)(2), the Company follows the rules of the Corporate Governance Guidelines which provide that the compensation committee should be composed entirely of independent directors.

Independent Director Oversight of Director Nominations: The Company does not follow Nasdaq Stock Market Rule 5605(e)(1), which requires Independent Director involvement in the selection of director nominees, by having a nominations committee comprised solely of Independent Directors. In lieu of following Rule Nasdaq Stock Market 5605(e)(1), the Company follows the Corporate Governance Guidelines which provide that an issuer should have a nominating committee composed entirely of independent directors.

Nominations Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(e)(2), which requires companies to adopt a formal written nominations committee charter or board resolution, as applicable, addressing the director nomination process and such related matters as may be required under the federal securities laws. In lieu of following Nasdaq Stock Market Rule 5605(e)(2), the Company follows the Corporate Governance Guidelines, which provide that the nominating committee should have a written charter that clearly establishes the committee’s purpose, responsibilities, member qualifications, member appointment and removal, structure and operations (including any authority to delegate to individual members and subcommittees), and manner of reporting to the board.

Shareholder Meeting Quorum Requirements: The Company does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Company follows Canadian corporate law. The Company's by-laws provide that two or more holders of shares carrying not less in aggregate than 5% of the votes entitled to be voted at the meeting present in person or represented by proxy shall be considered quorum. The quorum requirement in the by-laws is consistent with applicable Canadian laws and corporate practices.

Shareholder Approval Requirements: The Company does not follow Nasdaq Stock Market Rules 5635(a) and (b), which require shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company). Additionally, the Company does not follow Nasdaq Stock Market Rule 5635(c), which requires shareholder approval of most equity compensation or purchase plans or arrangements and material amendments thereto (with a few limited exceptions), and this applies whether the securities issuable pursuant to such plan or arrangement are newly issued or bought over the open market. In lieu of following Nasdaq Stock Market Rules 5635(a), (b) and (c), the Company follows the TSX Policy, which requires shareholder approval for any transaction that materially affects control of a company and most securities based compensation arrangements, among other things.

A description of how our corporate governance guidelines differ from those required by Nasdaq Stock Market Rules is also available on our website at https://viqsolutions.com/investors/governance-documents.

Item 16H.Mine Safety Disclosure.

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements.

See “Item 18, “Financial Statements”.

Item 18.Financial Statements.

Our audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 are included at the end of this Annual Report. The audit report of KPMG LLP for the years ended December 31, 2021 and 2020 and MNP LLP for the year ended December 31, 2019 are included herein immediately preceding the audited consolidated financial statements.

Item 19.Exhibits.

Exhibit	Description	Incorporation by Reference
		Schedule/ Form	File Number	Exhibit	File Date
1.1 *	Articles of Incorporation

1.2	Articles of Continuance of VIQ Solutions Inc.	S-8	333-257263	4.1	June 18, 2021

1.2	VIQ Solutions Inc. By-law 1.	S-8	333-257263	4.2	June 18, 2021

1.3	VIQ Solutions Inc. By-law 2.	S-8	333-257263	4.3	June 18, 2021

1.4	VIQ Solutions Inc. Stock Option Plan.	S-8	333-257263	4.4	June 18, 2021

1.5	VIQ Solutions Inc. Deferred Share Unit Plan.	S-8	333-257263	4.5	June 18, 2021

1.6	VIQ Solutions Inc. Omnibus Equity Incentive Plan.	S-8	333-257263	4.6	June 18, 2021

2.1*	Description of Securities

8.1*	Subsidiaries of the Registrant.

10.1	Form of Securities Purchase Agreement dated September 13, 2021.	6-K	001-40717	99.1	September 15, 2021

10.2	Placement Agency Agreement between the Registrant and A.G.P./Alliance Global Partners dated September 13, 2021.	6-K	001-40717	99.2	September 15, 2021

10.3	Form of Warrant dated September 15, 2021.	6-K	001-40717	99.4	September 15, 2021

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of KPMG LLP

23.2*	Consent of MNP LLP

99.1*	Audit Committee Charter

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

**Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIQ SOLUTIONS INC.

	By:	/s/ Sebastien Paré
Sebastien Paré
Chief Executive Officer (Principal Executive Officer)

Date: May 2, 2022

68

VIQ Solutions Inc.

Consolidated Financial Statements

And Report of Independent Registered Public Accounting Firm thereon

As of December 31, 2021, December 31, 2020 and December 31, 2019 and for the three years ended December 31, 2021

(Expressed in United States dollars)

KPMG LLP

Vaughan Metropolitan Centre 100 New Park Place

Suite 1400

Vaughan, ON Canada L4K 0J3 Telephone (905) 265-5900

Fax (905) 265-6390

www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VIQ Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VIQ Solutions Inc. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Vaughan, Canada

May 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of VIQ Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of VIQ Solutions Inc. (the Company) as of December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the year ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2016. In 2020, we became the predecessor auditor.

Toronto, Canada

May 2, 2022

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash	$10,583,534	$16,835,671
Trade and other receivables, net of allowance for doubtful accounts (notes 5, 6)	5,594,368	4,475,751
Inventories	49,557	49,381
Prepaid expenses and deposits	2,054,793	254,230
	18,282,252	21,615,033
Non-current assets
Restricted cash	303,945	42,835
Property and equipment (note 7)	460,974	215,835
Right of use assets (note 19)	1,134,493	309,566
Intangible assets (notes 4, 8)	14,762,140	12,118,352
Goodwill (notes 4, 8)	12,283,100	6,976,096
Deferred tax assets (note 21)	464,800	1,441,942
Total assets	$47,691,704	$42,719,659

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,380,701	$5,305,600
Income tax payable	97,784	201,592
Share appreciation rights plan obligations (note 11)	—	126,503
Share based payment liability (note 11)	551,201	—
Derivative warrant liability (note 10)	1,862,876	—
Current portion of long-term debt (note 9)	1,109,713	1,486,136
Current portion of lease obligations (note 20)	287,901	113,218
Current portion of contract liabilities	1,003,187	1,252,957
	10,293,363	8,486,006
Non-current liabilities
Deferred tax liability (note 21)	1,199,266	60,587
Long-term debt (note 9)	11,999,108	12,138,799
Long-term contingent consideration (note 4)	166,603	1,575,528
Long-term lease obligations (note 20)	900,868	240,981
Long-term contract liabilities	—	70,834
Other long-term liabilities	1,042,938	360,525
Total liabilities	25,602,146	22,933,260

Shareholders’ Equity
Capital stock (note 11)	72,191,764	50,234,551
Contributed surplus	4,842,208	4,970,945
Accumulated other comprehensive income (loss)	74,526	(78,906)
Deficit	(55,018,940)	(35,340,191)
Total shareholders’ equity	22,089,558	19,786,399
Total liabilities and shareholders’ equity	$47,691,704	$42,719,659

Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

	Year ended December 31,
	2021	2020	2019
Revenue (note 16)	$31,046,812	$31,749,693	$25,096,308
Cost of Sales	16,123,853	15,599,437	14,276,321
Gross Profit	14,922,959	16,150,256	10,819,987

Expenses (note 17)
Selling and administrative expenses	19,119,713	11,034,902	8,954,512
Research and development expenses	1,092,108	1,074,178	994,640
Stock based compensation (note 11)	8,495,189	725,316	195,113
Gain on revaluation of options (note 11)	(1,028,055)	—	—
Gain on revaluation of RSUs (note 11)	(242,595)	—	—
Foreign exchange loss (gain) (note 22)	22,130	(132,306)	217,040
Depreciation (notes 7 and 19)	257,099	445,995	528,484
Amortization (note 8)	4,384,502	4,813,248	2,973,945
	32,100,091	17,961,333	13,863,734
Loss before undernoted items	(17,177,132)	(1,811,077)	(3,043,747)

Interest expense	(1,331,100)	(4,934,517)	(1,549,904)
Accretion and other financing costs (note 9)	(967,106)	(1,216,949)	(916,734)
Gain (Loss) on revaluation of conversion feature liability (note 9)	—	(1,308,440)	2,330,964
Loss on repayment of long-term debt (note 9)	—	(1,497,804)	—
Gain on contingent consideration (note 4)	332,569	946,503	—
Gain on revaluation of the derivative warrant liability (note 10)	1,368,180	—	—
Impairment of goodwill and intangibles (note 7)	—	(2,258,369)	—
Restructuring costs	(432,702)	—	—
Business acquisition costs	(539,734)	(19,058)	(484,387)
Other income (note 24)	12,003	10,373	(761,235)
	(18,735,022)	(12,089,338)	(4,425,043)

Current income tax recovery (expense) (note 21)	875	(106,986)	(93,580)
Deferred income tax recovery (expense) (note 21)	(944,602)	1,051,018	(5,575)
Income tax recovery (expense)	(943,727)	944,032	(99,155)
Net loss for the year	$(19,678,749)	$(11,145,306)	$(4,524,198)
Exchange gain on translating foreign operations	153,432	56,152	(262,811)
Comprehensive loss for the year	$(19,525,317)	$(11,089,154)	$(4,787,009)
Net loss per share (note 13)
Basic	(0.74)	(0.62)	(0.46)
Diluted	(0.74)	(0.62)	(0.46)
Weighted average number of common shares outstanding – basic (note 13)	26,448,594	18,080,533	9,752,131
Weighted average number of common shares outstanding – diluted (note 13)	26,448,594	18,080,533	9,752,131

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars)

					Accumulated other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2018	8,729,318	$18,662,252	$3,595,587	$(19,670,687)	$127,753	$2,714,905
Comprehensive loss for the year	—	—	—	(4,524,198)	(262,811)	(4,787,009)
Shares issued due to exercise of stock options (note 10)	67,860	85,979	(26,348)	—	—	59,631
Shares issued due to exercise of warrants (note 10)	1,362,506	2,196,277	—	—	—	2,196,277
Shares issued upon settlement of payables (note 23)	659,600	1,003,652	762,575	—	—	1,766,227
Shares issued – DSU (note 10)	33,333	39,777	(39,221)	—	—	556
Options forfeited	—	—	(39,652)	—	—	(39,652)
Stock-based compensation (note 11)	—	—	299,587	—	—	299,587
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522

					Accumulated other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive loss for the year	—	—	—	(11,145,306)	56,152	(11,089,154)
Issuance of common shares in private placement, net of issuance costs (note 10,11)	4,705,900	13,747,345	—	—	—	13,747,345
Shares issued due to exercise of stock options (note 11)	92,500	129,982	(46,416)	—	—	83,566
Shares issued due to exercise of warrants and warrant repricing (note 10, 11)	1,154,759	1,940,925	3,324	—	—	1,944,249
Shares issued due to convertible note (note 9)	6,785,651	12,428,362	—	—	—	12,428,362
Stock-based compensation (note 12)	—	—	461,509	—	—	461,509
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399

					Accumulated
					other
	Capital Stock		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive loss for the year	—	—	—	(19,678,749)	153,432	(19,525,317)
Issuance of common shares in private placement, net of issuance costs (note 10,11)	4,235,294	13,485,003	—	—	—	13,485,003
Shares issued due to exercise of stock options (note 11)	203,333	393,313	(147,153)	—	—	246,160
Shares issued due to exercise of warrants and warrant repricing (note 10,11)	1,123,878	2,746,706	(654,430)	—	—	2,092,276
Shares issued due to exercise of restricted shares units (note 11)	727,785	5,332,191	(6,006,736)	—	—	(674,545)
Stock-based compensation (note 12)	—	—	6,679,582	—	—	6,679,582
Balance at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558

VIQ Solutions Inc.

Consolidated Statements of Cash Flows

(Expressed in United States dollars)

	Year Ended December 31,
	2021	2020	2019
Cash provided by (used in)
Operating activities
Net loss for the year	$(19,678,749)	$(11,145,306)	$(4,524,198)
Items not affecting cash:		—	—
Depreciation	257,099	445,995	528,484
Amortization	4,384,502	4,813,249	2,973,945
Stock-based compensation (note 12)	8,495,189	725,316	195,113
Loss on revaluation of conversion feature liability (note 9)	—	1,308,440	(2,330,964)
Loss on repayment of long-term debt (note 9)	—	1,497,804	—
Accretion and other financing expense (note 9)	967,106	1,216,949	916,734
Interest expense (note 9)	1,331,100	4,934,517	1,549,904
Income tax expense (recovery) (note 21)	943,727	(944,032)	99,155
Gain on contingent consideration (note 4)	(332,569)	(946,503)	—
Impairment of goodwill and intangibles (note 4)	—	2,258,369	—
Gain on revaluation of options, RSUs, and derivative warrant liability (note 10, 11)	(2,638,830)	—	—
Payment of taxes (note 21)	(113,853)	—	—
Other income	(12,003)	(10,373)	761,235
Foreign exchange gain (note 22)	22,130	(132,306)	217,040
Unrealized foreign exchange loss (gain)	139,250	174,251	(108,018)
Changes in non-cash operating working capital (note 14)	(2,002,506)	(773,287)	(835,831)

Cash provided by (used in) operating activities	(8,238,407)	3,423,083	(557,401)
Investing activities
Purchase of property and equipment (note 7)	(79,204)	(202,297)	(92,671)
Business acquisitions (note 4)	(9,135,131)	(4,411,500)	—
Earn out payment (note 4)	(2,600,536)	(377,312)	—
Development costs related to internally generated intangible assets (note 8)	(2,364,733)	(1,642,783)	(1,689,711)
Change in restricted cash	(261,110)	(5,299)	176
Cash used in investing activities	(14,440,714)	(6,639,191)	(1,782,206)

Financing activities
Issuance of share capital, net of issuance costs (note 10, 11)	16,715,000	13,747,345	—
Issuance cost reimbursement	1,673	—	—
Proceeds from debt, net of issuance costs (note 9)	—	4,827,175	1,925,000
Proceeds from exercise of stock options (note 11)	246,160	10,568	59,631
Proceeds from exercise of warrants (note 11)	2,092,276	1,859,963	2,196,277
Repayment of debt (note 9)	(1,070,275)	(838,031)	(983,479)
Repayment of lease obligations (note 20)	(150,924)	(338,276)	(392,969)
Payment of interest on debt (note 9)	(1,277,202)	(1,052,576)	(657,300)
Payment of interest on lease obligations (note 20)	(34,712)	(53,549)	(86,470)
Cash provided by financing activities	16,521,996	18,162,619	2,060,690

Net increase (decrease) in cash for the year	(6,157,125)	14,946,511	(278,917)
Cash, beginning of year	16,835,671	1,707,654	1,922,768
Effect of exchange rate changes on cash	(95,012)	181,506	63,803
Cash, end of year	$10,583,534	$16,835,671	$1,707,654

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

1.Nature of operations

VIQ Solutions Inc. (“VIQ” or the “Company”) is a technology and service platform provider for digital evidence capture, retrieval, and content management. VIQ’s modular software allows customers to easily integrate the platform at any stage of their organization’s digitization, from the capture of digital content from video and audio devices through to online collaboration, mobility, data analytics, and integration with sensors, facial recognition, speech recognition, and case management or patient record systems. VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers.

The Company also provides recording and transcription services directly to a variety of clients including medical, courtrooms, legislative assemblies, hearing rooms, inquiries and quasi-judicial clients in numerous countries including Canada, the United Kingdom, the United States and Australia.

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company’s common shares began trading on the TSX and Nasdaq under, trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

In December 2019, the Company completed a 1:20 reverse stock split. The exercise price, conversion price, and the number of common shares issuable under any stock-based option or convertible securities of the Company were proportionately adjusted upon completion of the reverse stock split. References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion prices have been adjusted to reflect the 1:20 reverse stock split.

On January 31, 2020, the Company, through its US subsidiary VIQ Media Transcription Inc., acquired the assets of ASC Services LLC (“ASC”). On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired the shares of WordZXpressed Inc. (“WordZ”).  On October 1, 2021, the Company acquired the shares of Transcription Agency (“TTA”). On December 13, 2021, the Company acquired the assets of Auscript Australasia Pty Ltd (“Auscript”).  Refer to note 4 for details on the acquisition.

2.Basis of preparation

(a)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by the International Accounting Standards Board (“IASB”). The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

The accounting policies applied in these consolidated financial statements are based on IFRS issued as at May 2, 2022, the date the Board of Directors approved the consolidated financial statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below. Presentation of the statements of financial position differentiates between current and non-current assets and liabilities. The statements of loss and comprehensive loss are presented using the function classification of expenses.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(c)	Functional currency, presentation currency and foreign currency translation

The functional currency of VIQ Solutions Inc. is the Canadian dollar (“CAD”). The functional currency of the Company’s subsidiaries are as follows; Dataworxs Systems Limited – CAD, VIQ Solutions, Inc. – United States dollar (“USD”), VIQ Australia Pty. Ltd – Australian dollar (“AUD”), Dataworxs Systems Australia Pty. Ltd – AUD, VIQ Solutions PTY Ltd – AUD,  VIQ PTY Ltd – AUD, VIQ Solutions Australia Pty Ltd. – AUD, VIQ Australia Services Pty Ltd. – AUD, VIQ Services Inc. – USD, Net Transcripts – USD, Transcription Express – USD, HomeTech – USD, VIQ Media Transcriptions – USD, WordZXpressed – Inc. – USD, VIQ Solutions (UK) Limited – British pounds (“GBP”), VIQ Services (UK) Limited – GBP, and The Transcription Agency LLP (“TTA”) – GBP.

The exchange rates used were as follows:

USD / CAD exchange rate	December 31, 2021	December 31, 2020	December 31, 2019
Closing at the reporting date	0.7874	0.7847	0.7682
Average rate for the period	0.7976	0.7480	0.7537

USD / AUD exchange rate	December 31, 2021	December 31, 2020	December 31, 2019
Closing at the reporting date	0.7261	0.7708	0.7013
Average rate for the period	0.7525	0.6901	0.6954

USD / GBP exchange rate	December 31, 2021	December 31, 2020	December 31, 2019
Closing at the reporting date	1.3510	1.3648	N/A
Average rate for the period	1.3762	1.2831	N/A

All financial information is presented in USD unless otherwise stated.

The financial results of each subsidiary consolidated in the Company’s consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the consolidated statements of loss and comprehensive loss.

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the balance sheet, and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as translation adjustments.

The Company has monetary items that are receivable from foreign operations. A monetary item for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the parent company’s net investment in that foreign operation. Such exchange differences are recognized initially in other comprehensive income and reclassified from equity to net loss on disposal of the net investment in foreign operations.

(d)	Use of estimates and judgements

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events, or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain and actual results may differ from those estimates.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2019, 2020 and 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

The areas with significant judgements and estimates are as follows:

●	Stock-based compensation – Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected option life, and forfeiture rates for equity issued under the Company’s stock option plan and restricted share unit plan. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in the consolidated statements of loss and comprehensive loss.
●	Warrants – Similar to other stock-based compensation, management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected life. Changes in these assumptions will impact the calculation of fair value and the value attributed to the warrants.
●	Internally generated development costs – Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria in accordance with IAS 38, Intangible Assets.
●	Functional currency – The functional currency of the Company and its subsidiaries requires management judgment, and it has been assessed by management based on consideration of the currency and economic factors that mainly influence revenues, operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the future determination of the Company’s and its subsidiaries’ functional currency.
●	Income taxes – At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits. The Company’s effective income tax rate can significantly vary quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.
●	Allocation of the transaction price to multiple performance obligations in contracts with customers - Contracts with customers sometimes include promises to deliver multiple products and services. Determining whether such bundled products and services are considered i) distinct performance obligations that should be separately recognized, or ii) non-distinct and therefore should be combined with another good or service and recognized as a combined unit of accounting may require judgment. The determination of the standalone selling price (“SSP”) is based on the selling prices charged by the Company when it sells each of the products and services separately. The total transaction price is allocated to each of the distinct performance obligations using the relative SSP of the various products and services. In general, SSP for support and maintenance is established as a percentage of the software license fee as supported by internal analysis of similar vendor contracts. SSP for licenses as well as for professional services is established based on observable prices for the same or similar services when sold separately. Management exercises judgment in determining whether a contract’s outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amounts recoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

●	Allowance for doubtful accounts - The Company performs impairment testing annually for accounts receivable in accordance with IFRS 9. The expected credit loss (“ECL”) model requires judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results were used to calculate the run rates of default which were then applied over the expected life of the trade receivables, adjusted for forward looking estimates.
●	Goodwill impairment testing and recoverability of assets – Goodwill and indefinite-life intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value of the asset, or the cash-generating unit (“CGU”) reflecting the lowest level at which assets generate independence cash flows, to the asset or CGU’s recoverable amount. Management uses judgment in assessing the CGUs and estimates the recoverable values of the Company’s CGUs by using internally developed valuation models that consider various factors and assumptions including forecasted cash flows, revenue growth rates, earnings margins, and discount rates. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and indefinite-life intangibles. The recoverable amount of the CGUs are estimated based on the assessment of the higher of their value in use using a discounted cash flow approach and fair value less cost to sell.
●	Purchase price allocation – In a business combination, all identifiable assets acquired, and liabilities and contingent liabilities assumed are recorded at their fair values. For any intangible asset acquired, management, or where the complexity of the estimate requires, an independent valuation expert at the direction of management, develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the revenue attributable to the acquired business, annual customer attrition rates and royalty rates, earnings before interest, taxes, depreciation and amortization and discount rates. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last no greater than one year from the acquisition date.
●	Contingent consideration - The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and management’s assessment of the likelihood of each outcome.
●	Incremental borrowing rate used to discount leases – The Company’s incremental borrowing rate is used to estimate the initial value of the lease liability and associated right of use asset. The Company’s incremental borrowing rate is determined with reference to the Company’s long-term debt which represents the amount that the Company could borrow at within a similar time frame.

3.Significant accounting policies

i)	Significant accounting policies

Basis of consolidation

The consolidated financial statements of the Company include the accounts of VIQ and the consolidated accounts of all of its wholly-owned subsidiaries including (i) the operations of VIQ Solutions, Inc. (formerly VIQ Solutions (U.S.) Inc.); (ii) the operations of Dataworxs Systems Limited and its wholly-owned subsidiary Dataworxs Australia Pty Ltd. (collectively, “Dataworxs”); (iii) the operations of VIQ Australia Pty. Limited and its wholly-owned subsidiaries VIQ Solutions Pty. Ltd., VIQ Solutions Australia PTY Ltd, VIQ Pty Ltd and VIQ Australia Services Pty Ltd. (collectively, “VIQ Australia Pty Limited”),  (iv) the operations of VIQ Services Inc. and its wholly owned subsidiaries, Net Transcripts, Inc., Transcription Express, Inc., HomeTech, Inc., VIQ Media Transcription Inc., and wordZXpressed, Inc., and (v) the operations of VIQ Solutions (UK) Limited and its wholly owned subsidiary VIQ Services (UK) Limited and The Transcription Agency LLP (“TTA”).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income, and expenses have been eliminated on consolidation.

Inventories

Inventories of finished goods and raw materials and supplies are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less any applicable selling expenses. Cost is determined on a weighted average basis. Reversals of previous write-downs to net realizable value are recognized when there is a subsequent increase in the value of inventories.

Restricted cash

Restricted cash is recorded at fair value. Changes to fair value are recorded in the consolidated statements of loss and comprehensive loss in the period incurred. Restricted cash is required to satisfy operating lease requirements.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Rates and basis of depreciation applied to write off the cost of property and equipment to their residual values over their estimated useful lives are as follows:

Furniture and fixtures	10-13 years
Computer and transcription equipment	3-4 years
Leasehold improvements	Over the term of the lease

An asset’s residual value, useful life and depreciation method are reviewed, and adjusted prospectively if appropriate, on an annual basis. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period which they are incurred. Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of selling and administrative expenses in the consolidated statements of loss and comprehensive loss.

Intangible assets

Intangible assets with infinite lives that are acquired separately are measured at fair value. Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use.

Our acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. We use the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flow for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings of (“MEEM”) method to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

Acquired Technology	5 years
Customer Relationships	4.8 – 13 years
Brands	3 – 5 years
Non-Compete agreements	Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to an impairment test as described below.

Our internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed. These assets are subject to an impairment test as described below.

Business combinations

IFRS 3, Business Combinations (“IFRS 3”), requires business combinations to be accounted using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment losses, if any. For the purposes of impairment testing, goodwill is allocated to each CGU or a group of CGUs that is expected to benefit from the synergies of the combination.

A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in the consolidated statements of loss and comprehensive loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the cash-generating unit and a suitable discount rate in order to calculate present value.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the issuance of units (shares and warrants) are bifurcated between capital stock and warrants, with the value of the warrants determined using the Black-Scholes option pricing model.

Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statements of loss and comprehensive loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statements of loss and comprehensive loss. Financial assets measured at amortized cost are comprised of trade receivables.

●	Fair value through other comprehensive income (FVOCI) - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statements of loss and comprehensive loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to net loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.
●	Mandatorily at fair value through profit or loss (FVTPL) - Assets that do not meet the criteria to be measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at fair value through profit or loss are comprised of cash and cash equivalents.
●	Designated at FVTPL – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statements of loss and comprehensive loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

The Company measures all equity investments at fair value. Changes in fair value are recorded in the consolidated statements of loss and comprehensive loss. The entity does not hold any equity investments.

Impairment of financial assets

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated balance sheet as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in the consolidated statements of loss and comprehensive loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

The standard contains three classifications categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification for each class of the Company’s financial assets and financial liabilities is as follows:

Financial assets and liabilities	IFRS 9 Classification
Cash and restricted cash	FVTPL
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Long-term debt	Amortized cost
Convertible note	Amortized cost
Share appreciation rights plan obligations	FVTPL
Share based payment liability	FVTPL
Derivative warrant liability	FVTPL
Conversion feature derivative liability	FVTPL

Compound financial instruments

Convertible notes issued with warrants are evaluated whether any embedded derivatives need to be separated from the host instrument. In accordance with IAS 32.31 for compound financial instruments, because equity instruments are defined as contracts evidencing a residual interest in the assets of an entity after deducting all of its liabilities, the warrants are assigned the residual amount of the consideration after deducting the fair value of the liability components and are subsequently carried at historical cost. The liability components represent the host debt and the embedded conversion feature.

The embedded derivative conversion option is separated from its host contract on the basis of its stated terms and initially measured at fair value using the Black-Scholes model, with the host debt contract being the residual amount after separation. Subsequently, the loan payable component is measured at amortized cost using the effective interest method over the term of the loan. The loan component is accreted to the face value by recording accretion expense. The values of the conversion feature are re-measured at each reporting date until settlement, with changes in the fair value recorded in the consolidated statements of loss and comprehensive loss.

Unit issuances comprising of one common share and one-half warrant share are segregated between the capital stock and warrant value components at the date of issue. The fair value of the capital stock component is calculated using the share price at the date of the issuance. The fair value of the warrants is calculated using the Black Scholes pricing model. Amounts allocated to each component are allocated using the relative fair value basis.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Leases

In accordance with IFRS 16, Leases (“IRS 16”), at inception of a contract, the Company assesses whether the contract is or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right- of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Impairment of property and equipment, definite life intangibles, indefinite life intangibles and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has ten CGUs, which consist of VIQ Solutions PTY Ltd, Dataworxs, Net Transcripts, Transcription Express, HomeTech, wordZXpressed, VIQ Media Transcription, VIQ Solutions Inc., The Transcription Agency and Auscript and the CGUs with goodwill or indefinite lived intangibles are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount rates have been determined for each of the CGUs and reflect their respective risk profile as assessed by management. Impairment losses for the CGUs reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Property and equipment and definite life intangibles are tested for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. For the purpose of measuring recoverable values, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are its CGUs. The recoverable value is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. An impairment loss is recognized for the value by which the asset’s carrying value exceeds its recoverable value.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Revenue recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue mainly under seven revenue categories being, Technology services, Software license, Support and maintenance, SaaS, Professional services, and Hardware and other.

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers often include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Company has select customers where a flat rate is charged and revenue is recognized on a monthly basis.

Software license revenue is comprised of non-recurring license fees charged for the use of our software products generally licensed under perpetual arrangements and to a lesser extent sale of third - party license software. The Company sells on- premises software licenses on a perpetual basis. On-premises software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated SSP. Revenue from the license of distinct software is recognized at the time that both the right- to-use software has commenced and the software has been made available to the customer.

Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on our software products post-delivery. Certain of the Company’s contracts with customers contain provisions that require the customer to agree to first year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post- delivery.

Revenue from software-as-a-service (SaaS) arrangements, which allows customers to use hosted software over a term without taking possession of the software, are provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with our software products and technology services. Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed.

Hardware revenue includes the resale of third-party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped.

Cost of sales

Cost of sales for the computer products and services business segment includes the cost of finished goods inventory, costs related to shipping and handling and expenses relating to software support services. Cost of sales for the transcription business segments includes production wages and other associated costs.

Income taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

Net loss per common share

Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is calculated by dividing the applicable net loss by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The dilutive effect of outstanding stock options and warrants on earnings per share is calculated by determining the proceeds for the exercise of such securities which are then assumed to be used to purchase common shares of the Company.

Stock-based compensation

The Company has a stock option plan for directors, officers and employees, a deferred share unit (“DSU”) plan for directors and a share appreciation rights (“SAR”) plan for directors, officers, employees, and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Other than the DSU grants, the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus, and share appreciation rights plan obligations. Forfeitures are estimated at the grant date and are revised to reflect changes in actual forfeitures. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised the amount received is credited to capital stock and the fair value attributed to these options is transferred from contributed surplus to capital stock. As the SAR is a cash-settled plan, the fair value is recognized as a liability in the consolidated balance sheet and is re-measured each period using the Black- Scholes options pricing model and charged to the consolidated statements of loss and comprehensive loss at each reporting date until the award is settled.

The holder of the DSU will only be able to redeem the DSUs in shares upon cessation of their service with the Company, therefore, the Company records DSUs as equity. Grants of DSUs are recorded at fair value in selling and administration expense at the time of grant. The quoted market price of the underlying shares on the grant date is considered to be equivalent to fair value for the DSUs. The charge to equity for DSUs is not updated to fair value at each subsequent reporting period. Upon settlement, the amount recognized in contributed surplus for the award is reclassified to share capital, with any premium or discount applied to deficit.

Government assistance

The Company recognizes government grants when there is reasonable assurance that the grant will be received, and any conditions associated with the grant have been met. Grants that compensate the Company for expenses incurred are recognized in the consolidated statement of loss and comprehensive loss as a reduction of the related expenses in the period in which they are earned, provided the conditions for receiving the grant are met in that period.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Research and development credits

Investment tax credits are accrued when qualifying expenditures are incurred and there is reasonable assurance that the credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of loss and comprehensive loss as a reduction of expenses. Investment tax credits associated with capital expenditures are reflected as reductions in the carrying amounts of capital assets.

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity and includes foreign exchange gains and losses on the translation of the financial statements of the Company’s foreign operations into its presentation currency and is presented as accumulated other comprehensive income (loss) on the consolidated balance sheet. The Company’s net loss per share presented on the consolidated statements of loss and comprehensive loss is based upon its net loss and not its comprehensive loss.

(ii) Standards and interpretations issued but not yet effective

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences - e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after 1 January 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented.

The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment.

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments apply for annual reporting periods beginning on or after 1 January 2022 to contracts existing at the date when the amendments are first applied. At the date of initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. The Company is currently assessing the impact of this new amendment.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Other Standards

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

●	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).
●	Annual Improvements to IFRS Standards 2018–2020.
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).
●	Reference to Conceptual Framework (Amendments to IFRS 3).
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
●	IFRS 17 Insurance Contracts and amendments to IFRS 17 Insurance Contracts.

4.Acquisitions

2021 Acquisitions:

On October 1, 2021, the Company through its UK subsidiaries, VIQ Solutions (UK) Limited and VIQ Services (UK) Limited, acquired, 99% and 1% respectively of the assets of The Transcription Agency LLP (“TTA”).  TTA is a leading supplier of secure outsourced transcription services to clients in private and public sectors throughout the United Kingdom and complements the Company’s transcription services business.

On December 13, 2021, the Company through its Australia subsidiary VIQ Solutions Australia Pty Ltd. acquired certain assets of Auscript Austalasia Pty Ltd. (“Auscript”). Auscript is a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia and complements the Company’s transcription services business.  The acquisition was funded by utilizing cash on hand. As part of this transaction, an estimated $150,000 is to be paid as contingent consideration via a performance-based earn-out payable over 7 months. The maximum contingent consideration to be paid is $150,000.

At the date of acquisition, contingent consideration was measured on an undiscounted cash flow basis as amounts will be paid within 7 months. The acquisitions were funded by utilizing cash on hand and $9,135,131 was paid during 2021.

The acquisitions completed during the year ended December 31, 2021 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective October 1, 2021 for TTA and December 13, 2021 for Auscript.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The total consideration for the acquisitions and the purchase price allocation are as follows:

	Measurement
	TTA	Auscript
	(final)	(preliminary)	Total
Consideration
Cash	$1,638,275	$7,496,856	$9,135,131
Contingent consideration	—	150,000	150,000
Total Consideration	1,638,275	$7,646,856	9,285,131

Identifiable assets acquired and liabilities assumed
Trade and other receivables net of allowance for doubtful accounts	86,795	2,124,687	2,211,482
Prepaid expenses and deposits	—	168,009	168,009
Property and equipment	—	283,394	283,394
Right of use assets	—	912,910	912,910
Trade and other payable and accrued liabilities	(137,661)	(1,886,414)	(2,024,075)
Current portion of contract liabilities	(16,679)	(44,313)	(60,992)
Lease obligations	—	(911,101)	(911,101)
Deferred tax liability	(314,108)	(852,557)	(1,166,665)
Customer relationships (note 8)	1,080,800	2,552,075	3,632,875
Non-compete (note 8)	67,550	57,030	124,580
Brand (note 8)	107,981	734,256	842,237
Goodwill	$763,597	$4,508,880	$5,272,477

The valuations of the property and equipment and intangible assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis. The Company is still assessing the future attrition and growth rates as it relates to the Customer relationships acquired. Fair values assigned to these assets and liabilities may be subsequently adjusted with a corresponding adjustment to goodwill prior to one year after the date of acquisition, which is October 1, 2023 to TTA and December 13, 2023 for Auscript.

For the year ended December 31, 2021 consolidated revenues of $31,046,812 include revenue from acquisitions of $933,299 (TTA: $315,151; Auscript: $618.148). Net loss for the year ended December 31, 2021 of $19,353,339 includes loss from acquisitions of $367,045 (TTA: loss of $90,316; Auscript: loss of $276,729).

During the year ended December 31, 2021, the Company incurred $539,734 in business acquisition costs related to the acquisitions which have been expensed and recorded as business acquisitions costs in the consolidated statements of loss and comprehensive loss (December 31, 2020 - $19,058).

If the TTA and Auscript acquisitions would have occurred on January 1, 2021, management estimates that the pro forma consolidated revenue for the year ended December 31, 2021 would have been $53,196,189 and net loss for the year ended December 31, 2021 would have been $18,349,208 as compared to the amounts reported in the consolidated statements of loss and comprehensive loss for the year ended December 31, 2021. This unaudited pro forma financial information is for information purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the period presented or the results that may be realized in the future.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

2020 Acquisitions:

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complements the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk- adjusted discount rate of 20.6 percent.

On February 26, 2020, the Company through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZ. WordZ was a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1 percent.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ.

During the year ended December 31, 2021, the contingent consideration of WordZ and ASC was adjusted based on the revision of the estimated quarterly revenue target achievements, due to decline in operational performance. During the year ended December 31, 2021, the Company further revised the forecasted quarterly revenue target achievements and reported a gain on contingent consideration of $202,350, which is comprised of a loss on contingent consideration of  $32,621 for the additional earnout payable for Wordz and a gain on contingent consideration of $234,971 for the reduction in earnout payable for ASC (2020 - 946,503 was reported as a gain on contingent consideration of which $89,449 was recorded as additional earnout payable for ASC and $1,035,952 was recorded as a reduction in earnout payable for WordZ).  Additionally, accretion expense of $455,675 was recorded for ASC and WordZ during the year ended December 31, 2021 (2020 - $377,312 and 2019 - nil). Earnout payments totaling $1,434,766 (2020 - $377,312) was made to the previous owners of ASC and WordZ.

On December 23, 2021, the Company entered into a settlement agreement with the former owners of ASC to settle all earnout payment obligations in the amount of $1,165,770 and recorded a gain on settlement of $130,220.The long-term contingent consideration payable to ASC at December 31, 2021 was nil (2020 - $1,145,677).

As at December 31, 2021, total contingent consideration payable to WordZ sellers is $523,926 (2020 - $744,696 and 2019 - nil), of which $357,323 (2020 - $314,845 and 2019 - nil) is recorded as trade and other payables and accrued liabilities, and $166,603 has been recorded as long-term contingent consideration (2020 - $429,851).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The accounting for the ASC and WordZ acquisitions were complete as of December 31, 2020.

The total consideration for the acquisitions and the purchase price allocation is as follows:

	ASC	WordZ	Total
Consideration
Cash	$3,136,500	$1,275,000	$4,411,500
Promissory note	—	914,677	914,677
Contingent consideration	2,038,596	1,671,670	3,710,266
Total Consideration	$5,175,096	$3,861,347	$9,036,443
Identifiable assets acquired and liabilities assumed
Net tangible assets acquired (liabilities assumed)	(869,706)	(72,485)	(942,191)
Customer relationships (note 8)	2,880,000	2,220,000	5,100,000
Non-compete (note 8)	—	70,000	70,000
Brand (note 8)	550,000	190,000	740,000
Goodwill	$2,614,802	$1,453,832	$4,068,634

5.Trade and other receivables

	December 31, 2021	December 31, 2020
Trade accounts receivable	$4,423,315	$4,233,012
Other receivable (note 6)	1,487,255	366,077
Less: allowance for doubtful accounts (note 21)	(316,202)	(123,338)
	$5,594,368	$4,475,751

As at December 31, 2021, other receivable relates to unbilled revenue of $807,067 (2020 - $297,581) and government assistance receivable of $574,703 (2020 – $68,496)  (note 6) and sales tax receivable and other receivables of $105,485 (2020 - $6,761).

6.Government Assistance

Australian Business Wage Subsidies

The Australian government introduced programs to support Australian businesses whose revenues were impacted by the COVID-19 pandemic. The government is providing wage subsidies to qualifying companies of approximately AUD$750 per employee per week. For the year ended December 31, 2021, the Company determined that it qualified for the subsidies and submitted claims for $208,077 (2020 – $2,017,189 and 2019 - nil) for the Australian Business Wage Subsidies, which has been received and recognized as a reduction to the related payroll expenses in the consolidated statements of loss and comprehensive loss.

Canadian Emergency Wage Subsidy (“CEWS”) and Canadian Emergency Rent Subsidy (“CERS”)

The Canadian government introduced programs to support Canadian businesses whose revenues were impacted by the COVID- 19 pandemic. The government is providing wage and rent subsidies to eligible companies based on percentage decrease in revenue per eligible periods. For the year ended December 31, 2021, the Company determined it was not qualified for these subsidies and no claims were submitted for CEWS (2020 – $111,529 and 2019 - nil) and for CERS (2020 – $6,725 and 2019 - nil).

U.S. Employee Retention Credit Program

During the year ended December 31, 2021, the Company determined it was qualified for the U.S. Employee Retention Credit. This program provides the Company with a refundable tax credit against certain employment taxes equal to 50% of the qualified wages. The Company received $1,453,735 of which $917,759 was recognized as a reduction to operating expenses against related salary costs and $535,976 was a reduction to cost of sales in the consolidated statements of loss and comprehensive loss.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

U.S. Paycheck Protection Program Loan

During the year ended December 31, 2021, no loan was received relating to the U.S. Paycheck Protection Program Loan. On April 24, 2020, the Company received a loan for $2,159,000 under the U.S. Small Business Administration Paycheck Protection Program through BMO Harris Bank at an interest rate of 1% maturing in two years. Principal and interest are due beginning seven months from the date of the note. Generally, the loan will be forgiven if utilized for payment of qualifying expenses during the 24-week period that begins at the origination date of the loan. As at December 31, 2020, the balance of $260,230 was unutilized and reported as long-term debt of which $214,307 was recorded as current portion. Refer to note 10.

For the year ended December 31, 2020, the Company determined that it qualified for the subsidies and submitted claims for the three COVID-19 related government support programs described above for a total of subsidy of $4,034,313, which has been received. Of the subsidies amount received, $1,203,327 was recognized as a reduction to operating expenses against related salary costs and other expenses in the consolidated statement of loss and comprehensive loss during the year ended December 31, 2020, and $2,830,986 as a reduction to cost of sales during the year ended December 31, 2020.

As at December 31, 2021, the consolidated statement of financial position included assistance receivable of $574,703 (2020 - $68,496) in trade and other receivables. There was no government assistance recorded during year ended December 31, 2019.

7.Property and equipment

Details of the Company’s property and equipment as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance				Balance
	January 1,		Additions/	Foreign	December 31,
	2021	Acquisition	Disposals	exchange	2021
Cost
Furniture and fixtures	268,018	31,842	746	21,227	321,833
Computer and transcription equipment	1,499,729	218,696	78,458	15,888	1,812,771
Buildings – Leasehold Improvements	4,920	38,114	—	17	43,051
	1,772,667	288,652	79,204	37,132	2,177,655
Accumulated depreciation
Furniture and fixtures	219,306	—	13,844	7,461	240,611
Computer and transcription equipment	1,335,406	—	111,884	25,722	1,473,012
Buildings – Leasehold Improvements	2,120	—	938	—	3,058
	1,556,832	—	126,666	33,183	1,716,681
Net book value	$215,835				$460,974

	Balance			Balance
	January 1,	Additions/	Foreign	December 31,
	2020	(Disposals)	exchange	2020
Cost
Furniture and fixtures	253,977	13,971	70	268,018
Computer and transcription equipment	1,298,714	188,327	12,688	1,499,729
Building – Leasehold improvements	4,817	—	103	4,920
	$1,557,508	202,298	12,861	$1,772,667
Accumulated depreciation
Furniture and fixtures	204,713	14,543	50	219,306
Computer and transcription equipment	1,239,819	86,400	9,187	1,335,406
Building – Leasehold improvements	1,389	668	63	2,120
	1,445,921	101,611	9,300	1,556,832
Net book value	$111,587			$215,835

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8.Intangible assets and goodwill

Details of the Company’s intangible assets as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance	Acquisitions		Foreign	Balance
	December 31, 2020	(note 4)	Additions	exchange	December 31, 2021
Cost
Customer relationships	$11,775,697	3,632,875	—	50,586	$15,459,158
Technology	470,000	—	—	—	470,000
Non-compete	51,031	124,580	—	529	176,140
Brand	1,520,899	842,237	—	12,403	2,375,539
Patents	—		15,232	—	15,232
Internally generated intangible assets	7,015,035	—	2,349,501	7,415	9,371,951
	$20,832,662	4,599,692	2,364,733	70,933	$27,868,020
Accumulated amortization
Customer relationships	4,099,565	—	2,260,372	1,598	6,361,535
Technology	196,499	—	94,000	—	290,499
Non-compete	19,638	—	37,105	—	56,743
Brand	133,921	—	215,574	—	349,495
Patents	—	—	—	—	—
Internally generated intangible assets	4,264,687	—	1,777,451	5,470	6,047,608
	8,714,310	—	4,384,502	7,068	13,105,880
Net book value	$12,118,352				$14,762,140

	Balance					Balance
	December 31,	Acquisitions			Foreign	December 31,
	2019	(note 4)	Additions	Impairment	exchange	2020
Cost
Customer relationships	$7,393,708	5,100,000	—	(726,467)	8,456	$11,775,697
Technology	470,000	—	—	—	—	470,000
Non-compete	—	70,000	—	(18,969)	—	51,031
Brand	840,000	740,000	—	(59,101)	—	1,520,899
Internally generated intangible assets	5,259,287	—	1,642,783	—	112,965	7,015,035
	$13,962,995	5,910,000	1,642,783	(804,537)	121,421	$20,832,662
Accumulated depreciation
Customer relationships	$1,812,833	—	2,276,341	—	10,391	4,099,565
Technology	102,499	—	94,000	—	—	196,499
Non-compete	—	—	19,638	—	—	19,638
Brand	—	—	133,921	—	—	133,921
Internally generated intangible assets	1,831,202	—	2,289,348	—	144,137	4,264,687
	$3,746,534	—	4,813,248	—	154,528	$8,714,310
Net book value	$10,216,461					$12,118,352

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Details of the Company’s goodwill as of December 31, 2021 and December 31, 2020 are listed as follows:

	Balance	Acquisitions	Foreign	Balance
	January 1, 2021	(note 4)	exchange	December 31, 2021
VIQ Solutions PTY Ltd.	$650,001	—	(37,427)	$612,574
Dataworxs	141,018	—	486	141,504
Net Transcripts	1,575,511	—	—	1,575,511
Transcription Express	1,516,904	—	—	1,516,904
HomeTech	477,860	—	—	477,860
ASC (VIQ Media Transcription)	2,614,802	—	—	2,614,802
The Transcription Agency LLP	—	763,597	—	763,597
Auscript	—	4,508,880	71,468	4,580,348
	$6,976,096	$5,272,477	$34,527	$12,283,100

	Balance	Acquisitions		Foreign	Balance
	January 1, 2020	(note 4)	Adjustments	exchange	December 31, 2020
VIQ Solutions PTY Ltd.	587,187	—	—	62,814	650,001
Dataworxs	138,053	—	—	2,965	141,018
Net Transcripts	1,575,511	—	—	—	1,575,511
Transcription Express	1,516,904	—	—	—	1,516,904
HomeTech	477,860	—	—	—	477,860
ASC (VIQ Media Transcription)	—	2,614,802	—	—	2,614,802
WordZ	—	1,453,832	(1,453,832)	—	—
	$4,295,515	$4,068,634	$(1,453,832)	$65,779	$6,976,096

Impairment testing for cash-generating units containing goodwill

The annual impairment test of goodwill was performed as of December 31, 2021. The recoverable amount of the Company’s CGUs tested determined using the higher of value in use or fair value less cost to sell.

●	Value in use was estimated based on an assessment of their value in use using a discounted cash flow approach. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.The Company has made certain assumptions in determining the cash flow projections based over a five-year period from 2022 to 2025 on budgets approved by management and include management’s best estimate of expected market conditions. The cash flow projections include certain key assumptions regarding revenue growth rates, terminal revenue growth rates and current income tax rates. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss. The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGUs.
●	Fair value less costs to sell was estimated by using a discounted cash flow approach, similar to the approach under the value in use amounts; however, adjusted for market participant assumptions and estimates. The market participant assumptions and estimates include cost savings for outsourcing of cost of sales the assessment of multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Goodwill is allocated to CGUs, or groups of CGUs, based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs, or groups of CGUs, that are expected to benefit from the synergies and future growth of the business combination from which the goodwill arose. We make judgments in determining CGUs and the allocation of goodwill to CGUs or group of CGUs for the purpose of impairment testing.

With respect to the VIQ Solutions Inc CGU, there are no goodwill or indefinite life intangible assets associated with that CGU and no triggering events as at December 31, 2021. Consequently, no further impairment analysis was performed on that CGU.

For each of the following CGUs, or group of CGUs, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on value in use:

	VIQ	Dataworxs
Assumptions	Solutions	Australia
2021	PTY	Ltd.	VIQ US
Carrying value of goodwill	612,574	141,504	3,570,275
Revenue Growth Rate	3.0%	3.0%	3.0%
Terminal Growth Rate	2.0%	2.0%	2.0%
Pre-tax discount rate	16.3%	16.3%	16.3%

The following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s fair value less cost to sale:

			VIQ Media
Assumptions 2021	TTA	Auscript	Transcription
Carrying value of goodwill	763,597	4,580,348	2,614,802
Revenue Growth Rate	0.4%	3%	3%
Terminal
revenue	1%	3%	2%
growth rate
Pre-tax discount rate	28.5%	33.4%	18.3%

We did not recognize an impairment charge related to our goodwill or intangible assets in 2021 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

In 2020, in determining the recoverable amount, management estimated the expected future cash flows from the WordZ CGU and applied a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The analysis revealed that recoverable amount of $1,328,778 of the CGU is less than the carrying amount of $3,587,147 and as such, an impairment loss was allocated to reduce the carrying amount of the goodwill, customer relationships, brand, and non-compete intangible assets. The Company recorded an impairment charge of $2,258,369 in the consolidated statements of loss and comprehensive loss in 2020 for the WordZ CGU reducing the carrying value of goodwill and acquired intangible assets. The WordZ CGU provides technology services to the insurance, law enforcement, and legal industry.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

9.Long term debt

		Word Z		Transcription	HomeTech
	Crown	Promissory	WordZ SBA	Express VTB	VTB Loan
	Capital (a)	note (b)	Loan (b)	Loan (b)	(b)	Total
Balance as at January 1, 2021	$11,093,400	$617,751	$45,923	$—	$381,725	$12,138,799
Add: current portion	304,746	446,552	214,307	280,531	240,000	1,486,136
	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Interest expense	1,232,349	49,890	—	5,892	—	1,288,131
Accretion expense	347,372	102,462	—	—	61,597	511,431
Interest payment	(1,231,369)	(39,109)	(832)	(5,892)	—	(1,277,202)
Debt repayment	—	(407,443)	(145,129)	(280,531)	(240,000)	(1,073,103)
Foreign exchange translation	34,629	—	—	—	—	34,629
Balance as at December 31, 2021	$11,781,127	$770,103	$114,269	$—	$443,322	$13,108,821
Less: Current portion	(308,892)	(446,552)	(114,269)	—	(240,000)	(1,109,713)
	$11,472,235	$323,551	$—	$—	$203,322	$11,999,108

		Word Z		Transcription
	Crown Capital	Promissory	WordZ SBA	Express VTB	HomeTech
	(a)	note (b)	Loan	Loan (b)	VTB Loan (b)	Total
Balance as at January 1, 2020	$5,964,602	$—	$—	$—	$541,035	$6,505,637
Add: current portion	—	—	—	863,438	240,000	1,103,438
	$5,964,602	$—	$—	$863,438	$781,035	$7,609,075
Debt advancement	4,482,659	915,105	260,230	—	—	5,657,994
Interest expense	1,409,961	50,865	—	84,731	—	1,545,557
Accretion expense	313,112	98,333	—	—	80,690	492,135
Interest payment	(982,969)	—	—	(69,607)	—	(1,052,576)
Debt repayment	—	—	—	(598,031)	(240,000)	(838,031)
Foreign exchange translation	210,781	—	—	—	—	210,781
Balance as at December 31, 2020	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Less: Current portion	(304,746)	(446,552)	(214,307)	(280,531)	(240,000)	(1,486,136)
	$11,093,400	$617,751	$45,923	$—	$381,725	$12,138,799

a.Crown Capital Funding Partner LP

The Company entered a secured debt facility with Crown Capital Funding Partner LP (“Crown”) with maximum available funds of $11,811,000 (CAD$15,000,000) bearing an interest rate of 10 percent payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. On initiation of the debt facility on November 28, 2018, 450,000 common share purchase warrants were issued to Crown. A value of $623,152 (CAD$828,917) was attributed to the 450,000 warrants and was recorded in contributed surplus.

Each warrant is convertible into one common share in the capital of the Company at a price per share equal to CAD$2.06 until November 28, 2023. In addition, in lieu of payment of the debt facility origination fee, the Company issued 106,383 common shares to Crown at a deemed price of CAD$2.80 which was equal to the 20-day volume weighted trading price on the trading day immediately preceding November 28, 2018. A value of $225,530 (CAD$300,000) was attributed to the 106,383 common shares and has been included in capital stock. During 2018, the Company had drawn $6,548,461(CAD$8,935,000) of the available facility.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

In March 2020, in connection with the acquisition of ASC and WordZ (note 4), the Company borrowed the remaining $4,566,945 (CAD$6,065,000) of the available facility. The fair value of this drawdown was $4,482,659 at March 2020. As part of this transaction, the Company and Crown entered into an amendment to the Debt Facility, pursuant to which 450,000 new common share purchase warrants were issued to Crown and previously issued 450,000 common share purchase warrants were concurrently cancelled. The new warrants reflect a price per Share equal to CAD$2.06 until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable. Additionally, the Company incurred fees of $354,330 (CAD$450,000) associated with establishing the amended debt facility which are recorded as a reduction in the carrying value of the note payable. These fees were added to the long-term payable of the Company’s outstanding principal. These fees accrue interest at 10 percent and repayment is due on November 28, 2023, together with the balance outstanding on the debt facility. During the year ended December 31, 2021, the Company recorded interest expense of $1,232,349 (2020 - $1,409,961).

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the year ended December 31, 2021, there was $347,372 recorded as accretion and other financing expense related to the note payable in the consolidated statements of loss and comprehensive loss (December 30, 2020 – $313,112 and 2019 - $201,052).

The Company received a waiver from Crown in March 2021 to remove the Fixed Charge Coverage Ratio covenant for all four quarters of 2021. In addition, the Company received a second waiver from Crown to remove the Fixed Charge Coverage Ratio covenant for the first three quarters of 2022. The Company received a third waiver in August 2021, to remove the Net Debt to EBITDA Ratio for the remainder of fiscal 2021. As a result, there are no covenants applicable to the Crown debt facility as of December 31, 2021.  Subsequent to year end, the Company obtained a further amendment and waiver to the debt facility (note 25).

b.Unsecured Promissory Notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2021, this unsecured promissory note has been paid in full.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes

An additional note was issued to the former owners of WordZ with a face value of $1,200,000 bearing interest at 5% to be paid quarterly for 36 months beginning January 5, 2021 to the period ending October 5, 2023. The fair value of the unsecured promissory notes were determined on a market annual interest rate of 12%. The difference between the face value and the ascribed value of the notes is being accreted over life of the notes.

c.Convertible Notes

On November 28, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10% per annum for gross proceeds of $3,717,934 (CAD $4,954,988) maturing in five years after issuance. The principal amount of the convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD $2.82 per share.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

On December 20, 2018, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10% per annum for gross proceeds of $1,150,000 (CAD $1,551,925) maturing in five years after issuance. The principal amount of the convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD $2.72 per share. On May 7, 2019, the Company issued unsecured convertible notes with a face value of $1,000 bearing interest at a rate of 10%per annum for gross proceeds of $1,925,000 (CAD $2,594,016) maturing in five years after issuance.  The principal amount of the convertible debt is convertible, at the option of the holder, into common shares at a conversion price of CAD  $2.70 per share.

During the year ended December 31, 2020, the Company entered into agreements (the “Amending Agreements”) with the holders of unsecured convertible notes (each, a “Note”) in the aggregate principal amount of approximately $6,792,934, granting the holders of such Notes (each a “Noteholder”) the option to convert the principal and the aggregate interest payable on their Notes from the date of issuance to the maturity date (the “Total Interest Payable”) into shares at a conversion price of CAD$2.18 per Share (the “Conversion Option”). The modification of the convertible notes resulted in in a charge of $1,497,804 reflecting the incremental fair value of the reduced exercise price. This charge was recorded as a loss on repayment of long-term debt in the consolidated statements of loss and comprehensive loss.

Concurrent with their entry into the Amending Agreements, Noteholders holding all of the outstanding Notes exercised the Conversion Option during the year ended December 31, 2020. As a result of the exercise of the Conversion Option, the Company recognized $3,503,797 in interest expense reflecting interest charges from the date of the conversion through the maturity date. For the year ended December 31, 2020, the Company recognized a loss of $1,308,440 on the revaluation of the conversion feature liability.

The Corporation issued 6,785,651 common shares to settle its outstanding Notes having an aggregate principal amount of $6,871,003, total interest payable of $4,296,999, and a loss on revaluation of conversion feature liability to the date of exercise of $1,260,360 for a total amount of $12,428,362 credited to share capital of the Company. The amount is nil for convertible notes at December 31, 2021, December 31, 2020 and December 31, 2019.

The minimum remaining principal repayments of debt under all agreements are as follows:

	Crown	wordZ promissory		HomeTech
	Capital	note	wordZ SBA Loan	VTB loan	Total
2022	$—	$400,000	$114,269	$240,000	$754,269
2023	12,165,330	400,000	—	240,000	12,805,330
2024	—	—	—	20,000	20,000
	$12,165,330	$800,000	$114,269	$500,000	$13,579,599

10.Derivative warrant liability

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses.

Each Unit consists of one common share of the Company (a “Common Share”) and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitle shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants will be exercisable beginning on the date that is six months following the September 15, 2021 issuance date and will expire five years from the issuance date.

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria i.e. issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity.  The exercise price the Warrants issued pursuant to the Offering is denominated in USD currency, which differs from the CAD functional currency of the issuing entity.  As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and is deemed to be variable.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss at each period-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date.

The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on the contractual term. The following are assumptions used by the Company to fair value at initial recognition and:

	Year ended December 31, 2021
	Derivative warrant liabilities
	December 31, 2021	September 15, 2021
	Period-End	Initial Recognition
Fair value (CAD)	$1.12	$1.93
Share price (CAD)	$3.11	$4.43
Exercise price (CAD)	$6.35	$6.33
Expected volatility	64.72%	62.06%
Option life (years)	4.71	5.0
Expected dividends	0%	0%

As of December 31, 2021, there were 2,117,647 warrants outstanding and nil exercised (2020 – nil and nil, respectively).

The derivative warrant liabilities were recorded at inception on September 15, 2021 was $3,220,039 and as at December 31, 2021 was $2,452,332.

11.Capital Stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

Under the Omnibus Equity Incentive Plan, the Company is able to grant equity-based incentive awards in the form of Stock Options, Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”). All future grants of equity-based awards will be made pursuant to the Omnibus Equity Incentive Plan, and no further equity-based awards will be made pursuant to the Company’s Stock Option Plan, DSU plan, and Stock Appreciation Rights Plan (collectively, the “Legacy Plans”). The Legacy Plans will continue to be authorized for the sole purposes of facilitating the vesting and exercise of existing awards previously granted under the Legacy Plans. Once the existing awards granted under the Legacy Plans are exercised or terminated, the Legacy Plans will terminate and be of no further force or effect. No equity incentive securities have been granted under the Legacy Plans for the year ended December 31, 2021 (2020 – 396,000 stock options granted and 2019 - 257,850).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Common Shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at December 31, 2021, common shares of the Company were reserved as follows:

	Exercise Price
	(CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$4.40 – $6.40	January 2022 – December 2022	97,000
	$2.84 - $6.00	January 2023 – December 2023	141,250
	$2.10 - $3.10	January 2024 – December 2024	247,017
	$3.13	January 2025 – December 2025	396,000
Options – Omnibus Equity Incentive Plan	$8.84	January 2031 – June 2031	721,500
	$8.93	January 2031 – June 2031	68,586
	$2.80	January 2031 – December 2031	150,000
	$2.99	January 2031 – December 2031	175,000
Deferred share units – Legacy Plan	$1.20	N/A	66,667
Restricted share units – Omnibus Equity Incentive plan	N/A	January 2024 – June 2024	25,000
	N/A	January 2031 – June 2031	171,017

On November 6, 2020, the Company announced a bought deal financing and issued 4,705,900 common shares at a price per share of CAD $4.25 per common share for aggregate gross proceeds of CAD $20,000,075 (US$15,378,058) and proceeds net of issuance costs of $13,747,345. The sale of shares and receipt of proceeds were completed on November 26, 2020 (Note 10).

Warrants

During the year ended December 31, 2021, there were 1,123,878 of warrants exercised (2020 – 1,154,759 and 2019 - 1,362,499) for proceeds of  $2,092,276 (2020 – $1,859,963 and $2,196,277).  During the year ended December 31, 2021, there were no warrants issued under the Legacy plans (2020 and 2019 – nil) other than those classified as derivative warrant liabilities (Note 10).

As at December 31, 2021, there were no warrants outstanding other than those classified as derivative warrant liabilities (2020 – 1,123,878).

Stock Option Plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company’s stock option plan allows for the granting of options (and Deferred Share Units as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

●	1/3 at time of issue
●	1/3 after one year
●	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

●	1/3 after one year
●	1/3 after two years
●	1/3 after three years

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

During the year ended December 31, 2021, certain stock option granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

●	acquire common shares of the Company on a 1:1 basis to vested Options
●	receive cash payment, net of withholding taxes, equal to vested Options multiplied by the market price of common shares of the Company
●	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company has recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability which is remeasured at each reporting period. The Company on June 11, 2021 initially recorded a share-based payment liability of $141,186 related to the 155,517 options that are deemed to be cash-settled share-based payments.

As at December 31, 2021, 749,267 options were vested related to the legacy plan (2020 – 770,283 and 2019 - 613,283) with a weighted average exercise price of CAD $3.16 per share (2020 – CAD$2.84 and 2019 CAD $2.62). As at December 31, 2021, 46,500 options were vested related to the Omnibus Equity Incentive plan (2020 – nil) with a weighted average exercise price of CAD $8.84 per share (2020 –$nil).

During the year ended December 31, 2021, there were 1,115,086 stock options granted to directors, officers, employees, and contractors (2020 – 396,000 and 2019 - 257,850). The Company utilized the Black-Scholes option pricing model to initially fair value the stock options granted and included the following assumptions as of grant date:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.30 - $7.29	$1.85
Share price (CAD)	$2.80 - $8.93	$3.20
Exercise price (CAD)	$8.84 - $8.93	$3.20
Expected volatility	81.60% - 82.72%	73.41%
Option life (years)	10.0	5.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	1.38% - 1.43%	0.42%

As a result of measuring the Options classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain on revaluation of options of $1,028,055 for the year ended December 31, 2021 (2020 and 2019 - $nil). The amount recorded at the grant date were recorded in stock-based compensation. The significant inputs used in the Black-Scholes option pricing model were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.13	N/A
Share price (CAD)	$3.11	N/A
Exercise price (CAD)	$8.84 - $8.93	N/A
Expected volatility	82.07%	N/A
Option life (years)	9.45	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.42%	N/A

During the year ended December 31, 2021, 203,333 options were exercised (2020 – 92,500 and 2019 – 67,860) for proceeds of USD$246,160 (2020 – $83,566 and 2019 $59,631). There were no stock options forfeited during the year ended December 31, 2021 (2020 – nil).  There were 33,333 stock options that were expired during the year ended December 31, 2021 (2020 – 53,667 and 2019 – 250).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding and exercisable per the legacy plan as at December 31, 2021, along with their respective exercise prices and related weighted average remaining contractual life:

		Weighted average
Range of exercise		remaining	Weighted average		Weighted average
prices	Options	contractual	exercise price	Options	exercise price
(CAD)	outstanding	life	(CAD)	exercisable	(CAD)
$4.40 – $6.40	97,000	0.4 years	$4.92	97,000	$4.92
$2.84 - $6.00	141,250	1.8 years	$3.28	141,250	$3.28
$2.20 - $3.10	247,017	2.5 years	$2.44	247,017	$2.44
$3.13	396,000	3.3 years	$3.13	264,000	$3.13
	881,267	2.5 years	$3.16	749,267	$3.16

The following information applies to stock options outstanding and exercisable per the Omnibus Equity Incentive plan as at December 31, 2021, along with their respective exercise prices and related weighted average remaining contractual life:

		Weighted	Weighted		Weighted
Range of exercise		average	average exercise		average exercise
prices	Options	remaining	price	Options	price
(CAD)	outstanding	contractual life	(CAD)	exercisable	(CAD)
$2.80 - $2.99	325,000	10.0 years	$2.90	—	—
$8.84 – $8.93	790,086	9.4 years	$8.85	46,500	$8.84

	1,115,086		$7.11	46,500	$8.84

Deferred Share Units Plan

In 2015, the Company established a Deferred Share Units (“DSUs”) Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the Stock Option and DSU plans in aggregate as at December 31, 2021 were 2,988,172 (2020 – 2,359,143 and 2019 - 1,085,261) of which 1,996,353 were outstanding stock options, 66,667 were outstanding DSUs, and 196,017 were outstanding RSUs for a total of 2,259,036 (2020 – 1,184,600 and 2019 - 934,767).

The Company did not grant any DSU’s to Directors of the Company during the year ended December 31, 2021 (2020 – $nil and 2019 - $nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a Restricted Share Units Plan.  RSUs have a term not exceeding ten years when granted, can be fully vested or vest as follows:

●	1/3 after one year
●	1/3 after two years
●	1/3 after three years

During the year ended December 31, 2021, certain RSU granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

●	acquire common shares of the Company on a 1:1 basis to vested RSUs

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

●	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
●	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Since the election and choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash-settled share based-payment and recorded a share-based payment liability.  During the year ended December 31, 2021, 1,023,378 RSUs were granted, 842,861 RSUs were vested and 827,361 RSUs were exercised (2020 – nil and 2019 – nil)). As at June 11, 2021, the Company initially recorded a share-based payment liability of $36,219 related to the RSUs that are deemed to be cash-settled share-based payments.

The Company utilized the Black-Scholes option pricing model to initially fair value the RSUs granted and included the following assumptions:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$2.75 - 8.93	N/A
Share price (CAD)	$2.75 - 8.93	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	68.93% - 81.58%	N/A
Option life (years)	3.0 to 10.0	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.02% - 1.38%	N/A

As a result of measuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $242,595 for the year ended December 31, 2021 (2020 – $nil). The significant inputs used in the Black-Scholes option pricing model were as follows:

	Year ended December 31, 2021	Year ended December 31, 2020
	Omnibus Equity Incentive Plan	Legacy Plans
Fair value (CAD)	$3.11	N/A
Share price (CAD)	$3.11	N/A
Exercise price (CAD)	N/A	N/A
Expected volatility	83.07%	N/A
Option life (years)	9.5	N/A
Expected dividends	0%	N/A
Risk-free interest rate (based on government bonds)	1.42%	N/A

Share Appreciation Rights Plan

In 2015, the Company established a Share Appreciation Rights (“SAR”) plan for its Service Providers (as defined in VIQ’s SAR plan). The Company’s SAR plan provides incentive compensation, based on the appreciation in the value of the Company’s shares, to the service providers, thereby providing additional incentive for their efforts in promoting the continued growth and success of the business of the Company. During the year ended December 31, 2018, the Company amended the outstanding SARs to extend the expiry of the SARs from December 31, 2018 to July 15, 2020, the date the SARs plan will expire. The aggregate number of units in respect of which SARs have been granted and not yet exercised, shall not at any time exceed 10% of the aggregate number of shares that are then issued and outstanding. The SAR units, which have a term not exceeding five years when granted, generally vest as follows:

●	1/3 at time of issue
●	1/3 after one year
●	1/3 after two years

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

At any time on or after the date when the trading price of one share is equal to or exceeds four times the fair value of one SAR unit at the grant date, the Company shall be entitled to require the disposition of the vested SAR units by the grantee to the Company, by the Company paying the bonus in cash to the grantee.

The value of each SAR unit when issued is based on the market price of the Company’s stock on the date of grant. At the end of December 31, 2017, the Company amended the SARs plan by placing a limit on the appreciated value of the Company’s shares within the SARs plan to limit the overall liability. As at December 31, 2021, there were nil SARs outstanding(2020 – 188,990 and 2019 – nil) and a remaining share appreciation rights plan obligation balance of $nil (2020 - $126,503 and 2019 – nil).

12.Stock-based compensation

The total compensation expense relating to the value assigned to the stock options and RSUs granted to directors, officers, employees and contractors for the year ended December 31, 2021 was $8,495,189 (2020 - $725,316 and 2019 - $299,587) which was included in the stock-based compensation expense with a corresponding charge for the year ended December 31, 2021 to contributed surplus of $6,679,582 (2020 – $461,509 and 2019 - $299,587) and share based payment liability of $1,815,607(2020 - $nil). The share-based payment liability was offset by the gain recorded of $1,270,650 (2020 and 2019 - nil) for year ended December 31, 2021 (see Note 10).

During the year ended December 31, 2020, $263,807 (2019 - gain $104,474) was included in stock base compensation expense with a corresponding entry to share appreciation rights plan obligation relating the value assigned to the SARS granted to directors, officers, and employees.

13.Net loss per share

	Year ended December 31,
	2021	2020	2019
Numerator for basic and diluted net loss per share:
Net loss for the year	$(19,678,749)	$(11,145,306)	$(4,524,198)
Denominator for basic net loss per share:
Weighted average number of common shares outstanding	26,448,594	18,080,533	9,752,131
Effect of potential dilutive securities	—	—	—
Adjusted denominator for diluted net loss per share	26,448,594	18,080,533	9,752,131
Basic net loss per share	$(0.74)	$(0.62)	$(0.46)
Diluted net loss per share	$(0.74)	$(0.62)	$(0.46)

For the year ended December 31, 2021, 4,376,683 of potentially dilutive common shares (2020 – 2,308,478 and 2019 - 7,017,894) issuable upon the exercise of the conversion option related to convertible debt, warrants, deferred share units, and options were not included in the computation of loss per share because their effect was anti-dilutive.

14.Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Year ended December 31,
	2021	2020	2019
Trade and other receivables	$1,180,068	$(316,778)	$(234,649)
Inventories	(176)	18,473	(5,932)
Prepaid expenses	(1,630,088)	(53,416)	(38,505)
Trade and other payables	(1,170,715)	(40,937)	(644,442)
Contract liabilities and taxes	(381,596)	(380,629)	87,697
Total	$(2,002,506)	$(773,287)	$(835,831)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Other supplemental cash flow information as follows:

	Year ended December 31,
	2021	2020	2019
Cash received for interest	$22,725	$1,068	$1,340
Cash paid for interest	1,311,915	1,105,298	780,892

15.Segmented financial information

The Company has determined it has two reportable business segments namely technology and related revenue and technology services. The technology segment, develops, distributes and licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the full line of software solutions currently offered by the Company.

The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly reviews our operations and performance by segment. They review segment gain (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Financial information by reportable business segment is as follows:

	Year ended December 31, 2021
	Technology
	and related	Technology
	revenue	services	Corporate	Total
Consolidated income (loss)
Revenue	$4,370,074	$26,676,738	$—	$31,046,812
Gross profit	3,249,849	11,673,110	—	14,922,959
Selling and administrative expenses	7,467,520	6,799,249	4,852,944	19,119,713
Stock-based compensation	1,195,762	7,299,427	—	8,495,189
Research and development expenses	1,092,108	—	—	1,092,108
Depreciation and amortization	1,902,822	2,738,779	—	4,641,601
Foreign exchange loss (gain)	110,098	(87,968)	—	22,130
Interest, accretion and other financing expense	24,543	10,169	2,263,494	2,298,206
Gain on contingent consideration	—	(332,569)	—	(332,569)
Gain on revaluation of options	(144,707)	(883,348)	—	(1,028,055)
Gain on revaluation of RSUs	(34,147)	(208,448)	—	(242,595)
Gain on revaluation of the derivative warrant liability	(192,582)	(1,175,598)	—	(1,368,180)
Restructuring costs	312,794	119,908	—	432,702
Business acquisition costs	—	—	539,734	539,734
Other income	(21,372)	9,369	—	(12,003)
Current income tax recovery	—	(875)	—	(875)
Deferred income tax expense	—	944,602	—	944,602
Segment loss	(8,462,990)	(3,559,587)	(7,656,172)	(19,678,749)
Consolidated balance sheet
Total segment assets	$17,445,526	$30,246,178	$—	$47,691,704
Total segment current liabilities	1,560,567	8,732,796	—	10,293,363
Total segment non-current liabilities	—	3,527,656	11,781,127	15,308,783

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Year ended December 31, 2020
	Technology
	and related	Technology
	revenue	services	Corporate	Total
Consolidated income (loss)
Revenue	$3,201,837	$28,547,856	$—	$31,749,693
Gross profit	2,169,414	13,980,842	—	16,150,256
Selling and administrative expenses	6,012,270	4,606,557	416,075	11,034,902
Stock-based compensation	—	—	725,316	725,316
Research and development expenses	1,074,178	—	—	1,074,178
Depreciation and amortization	2,429,329	2,829,914	—	5,259,243
Foreign exchange gain	(65,303)	(67,003)		(132,306)
Interest, accretion and other financing expense	26,746	—	6,124,720	6,151,466
Other income	(25)	(10,348)	—	(10,373)
Loss on revaluation of conversion feature liability	—	—	1,308,440	1,308,440
Gain on contingent consideration	—	(946,503)	—	(946,503)
Impairment of intangibles	—	2,258,369	—	2,258,369
Loss on repayment of long-term debt	—	—	1,497,804	1,497,804
Business acquisition costs	—	—	19,058	19,058
Current income tax expense	—	106,986	—	106,986
Deferred income tax expense (recovery)	61,879	(1,112,897)	—	(1,051,018)
Segment income (loss)	(7,369,660)	6,315,767	(10,091,413)	(11,145,306)

Consolidated balance sheet
Total segment assets	$18,908,266	$23,811,393	—	$42,719,659
Total segment current liabilities	2,411,430	5,948,073	126,503	8,486,006
Total segment non-current liabilities	—	2,993,328	11,093,401	14,086,729

	Year ended December 31, 2019
	Technology
	and related	Technology
	revenue	services	Corporate	Total
Consolidated income (loss)
Revenue	$3,461,060	$21,635,248	$—	$25,096,308
Gross profit	1,799,404	9,020,583	—	10,819,987
Selling and administrative expenses	1,397,310	4,576,823	2,980,379	8,954,512
Stock-based compensation	—	—	195,113	195,113
Research and development expenses	994,640	—	—	994,640
Depreciation and amortization	1,555,543	1,946,886	—	3,502,429
Foreign exchange (gain) loss	660,482	(443,442)	—	217,040
Interest, accretion and other financing expense	29,918	2,436,720	—	2,466,638
Gain on revaluation of conversion feature liability	—	—	(2,330,964)	(2,330,964)
Other (income) expense	—	(1,340)	762,575	761,235
Business acquisitions costs	—	—	484,387	484,387
Tax expense (recovery)	(18,978)	118,133	—	99,155
Segment income (loss)	(2,819,511)	386,803	(2,091,490)	(4,524,198)

Consolidated balance sheet
Total segment assets	$6,051,627	$14,717,172	$—	$20,768,799
Total segment current liabilities	2,360,626	3,114,908	2,485,882	7,961,416
Total segment non-current liabilities	—	6,995,679	3,601,182	10,596,861

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Property and equipment are located in the following countries:

	December 31, 2021	December 31, 2020
Australia	$325,228	$95,324
Canada	113,242	120,511
United Kingdom	14,084	—
United States	8,420	—
	$460,974	$215,835

16.Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 14).

	Year ended December 31,
Primary geographical markets	2021	2020	2019
United States	$18,980,591	$22,180,946	$14,484,717
Australia	9,523,257	8,531,854	9,042,475
United Kingdom	1,948,321	611,666	1,240,068
Canada	160,372	305,166	275,066
Other	434,271	120,061	53,982
Total	$31,046,812	$31,749,693	$25,096,308

	Year ended December 31,
Major products / service lines	2021	2020	2019
Technology services	$26,676,738	$28,190,993	$21,013,483
Software licenses	1,365,882	1,013,854	272,513
Support and maintenance	1,772,203	1,519,424	2,263,952
SaaS	65,187	42,662	103,739
Subscription	189,359	—	—
Professional services	451,695	288,597	390,021
Hardware	442,077	657,711	715,027
Other	83,671	36,452	337,573
Total	$31,046,812	$31,749,693	$25,096,308

The Company had one customer who contributed greater than 10 percent of consolidated total revenues during the year ended December 31, 2021 (2020 – one customer and 2019 - two customers). During the year, this customer comprised 11.7 percent of consolidated revenue (2020 – 11.3 percent and 2019 - 26 percent).

Technology services, software licenses, professional services, hardware, and other revenue are recognized point in time and support and maintenance and SAAS revenue is satisfied over time

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

17.Expenses by nature

Expenses incurred by nature are as follows:

	Year ended December 31
	2021	2020	2019
Employee and contractor expenses (note 18)	$33,603,690	$22,682,199	$19,509,742
Inventory, materials and other cost of sales	1,719,616	1,043,844	940,685
Depreciation and amortization	4,641,601	5,259,243	3,502,429
Facilities	470,773	279,028	301,859
Professional and consulting fees	4,099,129	1,566,224	1,031,364
Investor relations and other shareholder expenses	792,457	288,778	305,527
Bad debt	283,964	18,116	114,237
Marketing and advertising/promotion expenses	177,894	226,104	162,848
Software license and IT expenses	1,620,816	1,318,239	278,966
Telephone and internet	283,207	260,634	514,006
Travel	202,703	78,467	376,477
Insurance	630,066	103,702	126,709
Office, administrative, and other operating expenses	946,548	568,498	758,166
Foreign exchange loss (gain)	22,130	(132,306)	217,040
Total	$49,494,594	$33,560,770	$28,140,055

18.Employee and contractor expenses

Expenditures for employee and contractor salaries and benefits are as follows:

	Year ended December 31,
	2021	2020	2019
Salaries and wages and employee benefits	$14,575,551	$11,060,315	$10,985,999
Contract labour	9,550,731	9,818,222	7,760,273
Stock-based compensation	8,495,189	725,316	195,113
Other staff expense	982,219	1,078,346	568,357
Total	$33,603,690	$22,682,199	$19,509,742

19.Right of use assets

Details of the Company’s right of use assets are the following:

	Balance				Balance
	January 1,			Foreign	December 31,
	2021	Acquisitions	Additions	exchange	2021
Cost
Buildings	1,105,554	915,203	—	21,369	2,042,126
Equipment	36,268	38,901	—	—	75,169
	$1,141,822	954,104	—	21,369	$2,117,295
Accumulated depreciation
Buildings	810,295	—	122,600	20,006	952,901
Equipment	21,961	—	7,833	107	29,901
	832,256	—	130,433	20,113	982,802
Net Book Value	$309,566				$1,134,493

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

	Balance				Balance
	January 1,			Foreign	December 31,
	2020	Additions	Disposals	exchange	2020
Cost
Buildings	1,048,596	56,925	(44,725)	44,758	1,105,554
Equipment	36,268	—	—	—	36,268
	$1,084,864	56,925	(44,725)	44,758	$1,141,822
Accumulated depreciation
Buildings	426,516	333,725	(22,363)	72,417	810,295
Equipment	11,302	10,659	—	—	21,961
	437,818	344,384	(22,363)	72,417	832,256
Net book value	$647,046				$309,566

	Balance			Balance
	January 1,		Foreign	December 31,
	2019	Additions	exchange	2019
Cost
Buildings	$—	$1,036,158	$12,438	$1,048,596
Equipment	—	36,268	—	36,268
	$—	$1,072,426	$12,438	$1,084,864
Accumulated depreciation
Buildings	$—	$424,090	$2,426	$426,516
Equipment	—	11,302	—	11,302
	$—	$435,392	$2,426	$437,818
Net book value	$—			$647,046

20.Lease obligations

Below is a summary of the activity related to our lease liabilities for the year ended December 31, 2021,2020 and 2019:

	Year ended December 31
	2021	2020	2019
Lease obligations, January 1	$354,199	$689,644	$1,072,426
Additions	953,868	12,199	—
Disposals	—	(67,787)	—
Interest on lease liabilities	34,712	53,549	86,470
Interest payments on lease liabilities	(34,712)	(53,549)	(86,470)
Principal payments of lease liabilities	(150,924)	(338,276)	(392,969)
Adjustments	—	33,869	(3,328)
Foreign exchange difference	31,626	24,550	13,515
Lease obligations, December 31	$1,188,769	$354,199	$689,644

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and does not include variable costs. The minimum payments under all agreements are as follows:

2022	$446,571
2023	477,290
2024	337,842
2025	247,211
$1,508,914

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

21.Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2020 - 26.5%) to the effective tax rate is as follows:

	2021	2020	2019
Net loss before income taxes	$(18,735,022)	$(12,089,338)	$(4,425,043)
Expected income tax recovery	(4,964,781)	(3,203,675)	(1,172,636)
Difference in foreign tax rates	163,190	202,331	—
Share based compensation and non-deductible expenses	(3,470)	(114,257)	(202,553)
Prior year true-ups	(48,507)	75,227	119,972
Tax rate changes and other adjustments	9,619	2,210	(15,933)
Recognition of previously unrecognized deferred tax assets	—	(317,387)	—
Foreign exchange translation adjustment	—	—	(172,081)
Change in tax benefits not recognized	5,787,676	2,411,519	1,542,386
Income tax expense (recovery)	$943,727	$(944,032)	$99,155

The Company’s income tax expense (recovery) is allocated as follows:

	2021	2020	2019
Current income tax expense (recovery)	$(875)	$106,986	$93,580
Deferred income tax expense (recovery)	944,602	(1,051,018)	5,575
Income tax expense (recovery)	943,727	(944,032)	99,155

During 2021, the Company derecognized deferred tax asset relating to our US operations and $1,202,574 was recorded as a deferred income tax expense.

The significant components of deferred tax assets are as follows:

	2021	2020
Non-capital losses carried forward	$288,654	$154,406
Intangible assets	—	59,668
Reserves	176,146	1,227,868
Deferred tax assets	$464,800	$1,441,942
Intangible assets	(1,192,153)	(43,564)
Other	(7,113)	(17,023)
Deferred tax liabilities	(1,199,266)	(60,587)
Net deferred tax assets	$(734,466)	$1,381,355

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following tables present tax effects of temporary differences and carry-forwards, as well as movements in the deferred tax balances:

	Balance at	Recognized		Balance at
	December 31,	in profit	Other	December 31,
	2020	and loss	(Opening PPA)	2021
Deferred tax assets (liabilities):
Non-capital losses carried forward	154,406	134,249		288,655
Intangible assets	16,104	27,655	(1,166,665)	(1,122,906)
Reserves	1,227,868	(1,051,723)		176,145
Other	(17,023)	(54,783)	(4,554)	(76,360)
	$1,381,355	$(944,602)	$(1,171,219)	$(734,466)

	Balance at	Recognized		Balance at
	December 31,	in profit	Other (Opening	December 31,
	2019	and loss	PPA)	2020
Deferred tax assets (liabilities):
Non-capital losses carried forward	183,530	(29,124)	—	154,406
Intangible assets	(37,150)	53,254	—	16,104
Right of use assets	3,030	(3,030)	—	—
Reserves	180,927	1,046,941	—	1,227,868
Other	—	(17,023)	—	(17,023)
	$330,337	$1,051,018	$—	$1,381,355

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2021	2020
Property and equipment	317,392	633,070
Intangible assets	10,691,053	3,762,917
Share issuance costs – 20(1)(e)	474,873	318,920
Non-capital losses carried forward – Canada	21,725,215	16,387,380
Non-capital losses carried forward – US	10,537,511	344,750
Non-capital losses carried forward – Australia	195,574	—
Capital losses carried forward – Canada	346,457	345,288
Capital losses carried forward – Australia	537,322	570,372
Investment tax credits	597,175	595,160
SR&ED pool	1,868,445	1,862,140
Share appreciation rights plan obligation	—	153,638
Ontario SR&ED credit	92,507	92,195
Contract liabilities	270,320	412,831
Lease obligations	(58,111)	19,888
Accrued vacation	38,584	—
Accrued liabilities	12,409	—
Accrued interest	1,257,173	—
Difference between cash and accrual basis	(676,122)	—
AFDA Reserve	117,163	—
Contingent Consideration Liabilities	445,972	—
Stock-based Compensation	149,343	—
Business acquisition expenses	314,633	—
Unrealized foreign exchange	—	674,146
	49,254,888	26,172,695

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company has available Canadian non-capital losses of approximately $21,725,215 and capital losses of approximately $346,457. The net capital loss carry-forward may be carried forward indefinitely but can only be used to reduce capital gains. The Company’s Canadian non-capital income tax losses expire between the years 2026 to 2041.

During the year ended December 31, 2021, the Company utilized Canadian loss carry-forwards of approximately $nil (2020 - nil and 2019 - nil) to reduce taxable income in the current year.

The Company also has investment tax credits available to reduce future federal taxes payable of approximately $597,175 if not utilized will expire between the years 2025 to 2034.

The effective and statutory tax rate in the Company’s Australian subsidiaries is 26.0% (2020, 2019– 27.5%). These subsidiaries have capital losses of approximately $537,322 (2020 – $570,372 and 2019 - $245,455) available to offset future taxable capital gains. These losses do not expire.

The Company’s US subsidiaries have non-capital losses of approximately $10,537,511 (2020 - $344,750) available to reduce future taxable income. These losses do not expire.

The Company’s UK subsidiary have non-capital losses of approximately $26,614 available to reduce future taxable income.

Unrecognized deferred tax liabilities

The aggregate amount of temporary differences associated with investments in subsidiaries for which the Company have not recognized deferred tax liabilities is approximately $250,000 as the Company ultimately controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

22.Risk management for financial instruments

Fair values

The estimated fair values of cash, trade and other receivables, restricted cash, trade, accrued liabilities and other payables, and share appreciation rights plan obligations approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market rates.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
●	Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
●	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated balance sheets consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share appreciation rights, share based payment liability, contingent considerations and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at December 31, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2022 and has the ability to fund any operating losses that may occur in the upcoming periods.

The table below summarizes the Company’s contractual obligations into relevant maturity groups at the balance sheet date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows for operations:

	2022	2023	2024	2025	Total
Trade and other payables	5,380,701	—	—	—	5,380,701
Lease obligations	446,571	477,290	337,842	247,211	1,508,914
Crown Capital debt	308,892	12,165,330	—	—	12,474,222
Contingent Consideration - Wordz	77,249	352,626	282,537	—	712,412
Contingent Consideration - Auscript	150,000	—	—	—	150,000
WordZ SBA Loan	114,507	—	—	—	114,507
WordZ promissory note	357,323	212,901	—	—	570,224
HomeTech VTB loan	240,000	240,000	20,000	—	500,000
Total	$7,075,243	$13,448,146	$640,379	$247,211	$21,410,979

Credit risk

Credit risk arises from the potential that a customer or counterparty will fail to perform its obligations. The Company is exposed to credit risk from its customers; however, the Company has a significant number of customers, minimizing the concentration of credit risk. Further, a large majority of the Company’s customers are economically stable organizations such as government agencies or departments with whom the Company transacts with on a regular basis, further reducing the overall credit risk.

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
United States	48%	65%	54%
Australia	31%	17%	33%
United Kingdom	14%	16%	11%
Rest of world	7%	2%	2%
	100%	100%	100%

The Company is subject to risk of non-payment of accounts receivable. The Company mitigates credit risk by assessing the credit worthiness of customers prior to extending credit and monitoring the aging and size of credit extended to customers. All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following is a breakdown of trade receivables aging, net of allowance of doubtful accounts:

	December 31, 2021	December 31, 2020	December 31, 2019
0 to 30 days	$2,490,940	$2,902,154	$2,286,445
31 to 60 days	973,641	661,408	636,975
61 to 90 days	623,990	487,560	51,222
91 days and older	1,505,797	424,629	194,903
	$5,594,368	$4,475,751	$3,169,545

At December 31, 2021, the for allowance for doubtful accounts recorded against trade receivables is $316,202 (2020 - $123,338 and 2019 - $902,215). The activity of the allowance for doubtful accounts provision is as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
Beginning of year	$123,338	$902,215	$769,930
Add: provision for allowance for doubtful accounts	283,964	18,116	114,237
Less: write-offs	(112,116)	(815,817)	—
Foreign exchange adjustments	21,016	18,824	18,048
Expected credit loss – end of year	$316,202	$123,338	$902,215

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated balance sheet. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Canadian, U.S. and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of December 31, 2021, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $23,000 (2020 – $58,000 and 2019 - $1,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $22,000 as at December 31, 2021 (2020 – $78,000 and 2019 - $33,000).

The Company’s computer products and services operations are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $30,000 as December 31, 2021 (2020 – $23,000 and 2019 - nil).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange loss from operations of $22,130 for the year ended December 31, 2021 (2020 – foreign exchange gain of $132,306 and 2019 - foreign exchange loss of $217,040).

Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

23.Related party transactions

Key management personnel are comprised of the Company’s directors and executive officers. In addition to their salaries, key management personnel also participate in the Company’s share option program (note 11), DSU plan, SAR plan (note 11). Key management personnel compensation for the year ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Salaries and short-term employee benefits	$1,821,211	$1,141,349	$1,018,166
Stock-based compensation	7,600,415	169,969	106,959
	$9,421,626	$1,311,318	$1,125,125
(i)	Short-term employee benefits include bonuses and car allowances

24.Other income (expense)

During the year ended December 31, 2020, there was a gain on disposal of $3,042 related to the termination of operating lease due to migration to remote workforce. Other income of $5,454 of was recorded related to an allowance for doubtful account that was written off and later collected, $1,068 of interest income, and $809 of miscellaneous income resulting in an aggregate total of $10,373 was recorded in the statements of loss and other comprehensive loss during the year ended December 31, 2020.

On January 31, 2019, the Company entered into an agreement to settle certain outstanding fees owed to an arm’s length service provider. Pursuant to such agreement, the Company issued 659,600 units (each a “Unit”) in satisfaction of $1,000,000 (CAD$1,319,200) based on the Bank of Canada Exchange Rate on January 30, 2019 of fees owed to such service provider. Each Unit is comprised of one common share and one common share purchase warrant. The common share purchase warrants are exercisable for a period of two years from the date of issuance at an exercise price of CAD $2.60 per share. The Company calculated the fair value of the units to be $1,766,227 and the difference of $762,575 is recorded in other expense on the statements of loss and other comprehensive loss for 2019. Offsetting the amount, there was interest income of $1,340 for the year ended December 31, 2019.

25.Subsequent events

On March 30, 2022, the Company signed an amendment related to the Crown debt facility that required the Company to pay $4,000,000 (CAD $5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $235,000 (CAD $300,000). The amended secured debt facility waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

On April 28, 2022, the Company signed an amendment to the Crown debt facility related to the additional financial covenants that were added on March 30, 2022. The amendment increased the restriction amounts of selling, administrative and research and development costs that the Company can spend in each of Q2 2022, Q3 2022 and Q4 2022.