Form 20-F
period 2022-12-31
VIQ Solutions Inc.
filed 2023-04-03
CIK 1777765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 34,649,697

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our fiscal year is the 12-month period ending December 31. Amounts stated herein are in United States dollars, unless otherwise indicated. All references to “CDN$” are to Canadian dollars, all references to “AUD” are to Australian dollars and all references to “GBP” are to Great British Pounds . Certain totals, subtotals and percentages throughout this report may not reconcile due to rounding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include, but are not limited to, statements about:

●	our transition to a SaaS revenue model;
●	our ability to grow revenue;
●	the COVID-19 pandemic and its impacts on our business and operations;
●	our ability to identify and acquire suitable acquisition targets;
●	our ability to successfully integrate acquired businesses;
●	our ability to integrate our products into clients’ workspaces;
●	effective operation of our products in changing mobile operating system environments;
●	the success of our products;
●	our ability to protect against and respond to any cybersecurity incidents;
●	the development and improvement of our products;
●	our ability to anticipate industry changes;
●	our ability to compete;
●	international operations;
●	intellectual property rights and protection of such rights;
●	products liability and insurance coverage;
●	successful management of growth;
●	conflicts of interest;
●	need for additional financing;
●	accuracy of accounting estimates;
●	sufficiency of available cash resources to fund operations;
●	expected levels of expenses and revenues;
●	the effects of a delisting from the Nasdaq;
●	taxation and foreign currency; and
●	internal controls.

PART I

Item 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

Item 2.Offer Statistics and Expected Timetable.

Not applicable.

Item 3.Key Information.

A.[Reserved]

Not applicable.

B.Capitalization and indebtedness.

Not applicable.

C.Reasons for the offer and use of proceeds.

Not applicable.

D.Risk factors.

Due to the nature of VIQ’s business, the legal and economic climate in which it operates and its present stage of development, VIQ is subject to significant risks. The risks presented below should not be considered to be exhaustive and may not be all of the risks that VIQ may face. Additional risks and uncertainties not presently known to VIQ or that VIQ currently considers immaterial may also impair its business and operations. If any of the following or other risks occur, the Company’s business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of the Company’s common shares, no par value (the “Common Shares”), could decline and investors could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. Readers should carefully consider all such risks and other information elsewhere in this Annual Report before making an investment in VIQ and should not rely upon forward-looking statements as a prediction of future results. Risk factors relating to VIQ include, but are not limited to, the factors set out below.

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

The continuing uncertainty around the outbreak of COVID-19 pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the year ended December 31, 2022. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

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

The covenants in our credit agreement with Beedie Investments Ltd. (“Beedie”)  impose restrictions that may limit our operating and financial flexibility.

On January 13, 2023, the Company entered into a senior debt facility (the “Loan”) with Beedie, with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches. The credit agreement contains financial covenants, including but not limited to, covenants related to a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total secured debt leverage ratio, and limitations on liens, indebtedness, guarantees and contingent liabilities, loans and investments, distributions, leases, asset sales, share repurchases and mergers and acquisitions. These covenants and limitations may limit our ability to, among other things:

●	create, incur or assume liens;
●	make investments and loans;

●	create, incur, assume or guarantee additional indebtedness;
●	engage in mergers, acquisitions, consolidations, sale-leasebacks and other similar transactions;
●	pay dividends, or redeem or repurchase our capital stock;
●	alter the business that we conduct;
●	engage in certain transactions with officers, directors and affiliates;
●	prepay, redeem or purchase other indebtedness;
●	enter into certain agreements; and
●	make material changes to accounting and reporting practices.

Operating results below current levels or other adverse factors, including increases in interest rates, could result in us being unable to comply with certain covenants contained in the credit agreement with Beedie. If we violate these covenants and are unable to obtain waivers, our debt under the credit agreement with Beedie would be in default, could be accelerated and could permit our lenders to foreclose on our assets securing the debt thereunder. If the indebtedness is accelerated, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms that are acceptable to us. If our debt is in default for any reason, our cash flows, operating results, or financial condition could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

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

Our failure to meet the continuing listing requirements of Nasdaq could result in a delisting of our securities.

On September 27, 2022, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) because the closing bid price per share for the Company’s common shares had closed below $1.00 for the previous 30 consecutive business days (the “Bid Price Rule”). The Company was given until March 27, 2023, to regain compliance with the Bid Price Rule. On March 28, 2023, the Company was granted an additional 180-day grace period, or until September 25, 2023, to regain compliance with the Bid Price Rule following the Company’s notification to Nasdaq that it would seek to implement a reverse stock split, if necessary, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule and qualify for continued listing on the Nasdaq Capital Market, the minimum bid price per share of the Company’s Common Shares must be at least $1.00 for at least 10 consecutive business days on or prior to September 25, 2023. If the Company fails to regain compliance during the additional compliance period, then Nasdaq will notify the Company of its determination to delist the Company’s Common Shares, at which point the Company would have an opportunity to appeal the delisting determination to a Nasdaq Listing Qualifications Panel (the “Panel”), but there can be no assurance that the Panel would grant the Company’s request for continued listing.

If we fail to satisfy the continuing listing requirements of Nasdaq, such as minimum closing bid price requirements, as discussed above, the corporate governance, or stockholders’ equity or minimum closing bid price requirements, Nasdaq may take steps to delist our Common Shares. Such a delisting would likely have a negative effect on the price of our Common Shares and would impair our stockholders’ ability to sell or purchase our Common Shares. In the event of a delisting, we would likely take actions to restore our compliance with Nasdaq’s listing requirements, but we can provide no assurance that any such action taken by us would allow our Common Shares to become listed again, stabilize the market price or improve the liquidity of our securities, prevent our Common Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

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

Since January 1, 2021, the following important events in the development of the Company’s business have occurred:

●	On January 21, 2021, the Company’s Common Shares began trading on the Toronto Stock Exchange (the “TSX”) under the symbol “VQS.” The Common Shares had previously traded in Canada on the TSX Venture Exchange, a capital marketplace for early-stage companies.
●	On August 12, 2021, the Company’s Common Shares began trading on the Nasdaq Capital Market under the symbol “VQS”. The Common Shares had previously traded in the United States since December 5, 2019 under the symbol “VIQLF” on the OTCQX Best Market, a marketplace for the over-the-counter trading of stocks.
●	On October 1, 2021, the Company acquired 100% of the issued and outstanding shares of The Transcription Agency (“TTA”), a leading supplier of secured outsourced transcription services to clients in private and public sectors throughout the United Kingdom. The purchase price paid for the TTA acquisition was approximately $1.7 million, with approximately $0.85 million paid in cash on closing and approximately $0.85 million to be paid through a deferred payment structure over the six months following closing.
●	On December 13, 2021, the Company announced the closing of the asset acquisition of Auscript Australasia Pty Ltd. (“Auscript”), the leading supplier of secure recording and transcription services for courts and law firms throughout Australia. The Company acquired Auscript for a total purchase price of approximately $7.65 million.
●	On February 8, 2022, the Company announced that the United States Patent and Trademark Office granted a patent for its Parallel Processing Framework for Voice to Text Digital Media. This patent recognizes methods for extracting critical information from multi-speaker, multi-channel business interactions recorded on digital media. The patent protects ten unique aspects of VIQ’s innovative aiAssist processing designs and the proprietary Parallel Processing Framework for Voice to Text Digital Media
●	On July 18, 2022, the Company entered into a securities purchase agreement (the “July Purchase Agreement”) with two U.S. institutional investors, for the purchase of an aggregate of 3,551,852 Common Shares and warrants to purchase up to 3,551,852 Common Shares, at a combined purchase price of US$1.35 (the “July Private Placement”), resulting in total gross proceeds of approximately US$4.8 million before deducting placement agent commissions and other offering expenses.The warrants have an exercise price of US$1.39, are exercisable any time after January 21, 2023 and will expire on July 21, 2027. The Company closed on the July Private Placement on July 21, 2022. A.G.P./Alliance Global Partners (“A.G.P”) acted as the sole placement agent for the July Private Placement. On August 15, 2022, The Company filed a registration statement on Form F-3 (File No. 333-266874) to register the Common Shares and the Common Shares underyling the warrants sold in the July Private Placement.The registration statement on Form F-3 was declared effective on August 29, 2022.
●	On October 26, 2022, the Company announced a strategic partnership with ORdigiNAL, a specialized value-added distributor of document creation solutions, ranging from speech recognition, dictations solutions, document capture and communication solutions. ORdigiNAL, one of the largest distributors of Nuance technologies across the globe, leverages an immense, well-positioned dealer network who the Company believes will drive the expansion of VIQ’s technology in Europe and Asia Pacific.

As part of the distribution agreement, ORdigiNAL will offer VIQ’s NetScribe and FirstDraft, powered by aiAssist, to its dealer network operating in judicial, law enforcement and legal markets throughout Europe and Asia Pacific.

●	On August 2, 2022, the Company announced the launch of AccessPoint, which provides court personnel and legal professionals around the world with instant access to court recordings through a secure, cloud-based portal.

AccessPoint delivers self-guided search, request and export features to quickly access audio recordings captured during court proceedings. Advanced security settings provide granular control of authorized users and auto-logging of access and events to simplify the chain of custody tracking. AccessPoint is an integral part of VIQ’s end-to-end solution suite for Courts designed to deliver secure, real-time access to high-quality recordings.

●	On January 13, 2023, the Company entered a entered into the Loan with Beedie, with maximum available funds of $15 million. $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches.
●	On February 22, 2023, the Company announced the integration of VIQ Carbon media platform and Sony Ci Media Cloud to streamline the media production process simplifying content creation. VIQ Carbon, a cloud-based media content and text workflow platform, was developed to address broadcast production needs, including administrative controls for organizations with complex workflows and a need for a high level of security. The integration of Sony Ci will remove redundant steps and the need to transfer files across system platforms, while allowing the users to remain within the secure infrastructure of Sony Ci.

Capital Expenditures

We incur capital expenditures mainly in relation to leases of our head office in Toronto, Ontario, Canada, our office spaces in Melbourne, Brisbane and Perth Australia and recording equipment used by our Australian operations. See “Item 5.B, Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows.” We do not own or lease any other office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

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

VIQ offers its clients a technology services platform comprised of six core software solutions: MobileMic Pro, CapturePro™, NetScribe, First Draft, Editing Services and aiAssist that are integrated to create a seamless, end to end digital platform, as outlined further below.

Through this established commercial platform, VIQ ingests multi-speaker content across its markets and delivers immediate value to customers in the form of high-quality evidentiary documentation.  The effective aggregation of customer information in the platform, which may appear as a by-product, is in fact a valuable asset that is driving accuracy and usability of the Company products and services. The Company’s AI aims at improving the efficiency of the verbatim transcription process by delivering a progressively better first draft. In turn, this capability enabled the delivery of First Draft, a service where a machine-generated version of a multi speakers recording is presented to the user, all the while, feeding back into the system the quality-controlled version of the documents we delivered, refining our linguistic and industry specific corpus models, and progressively enhancing the outcome of our services, in a virtuous circle.

VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Company’s revenue is strategically segmented both by geography and industry markets: Approximately 38% of its recent revenue has been from located in the United States, 57% from Australia and a growing 5% from Canada, Europe and Africa.

VIQ’s solutions serve a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:

●	12% of revenue in Criminal Justice;
●	61% in Legal Courts;
●	12% in Insurance; and

●	15% in Media, Corporate Finance, Government

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

VIQ is transitioning its technology services offerings towards a SaaS revenue model, in which clients are charged recurring monthly and/or quarterly fees based on a number of variables. Given the size, nature, and visibility of its sales pipeline, VIQ anticipates this SaaS option will continue to gain traction in the markets in which VIQ’s software is offered.

Sales Cycles and Seasonality

VIQ’s sales cycles are largely dependent on the size and complexity of individual customers. Based on VIQ’s history and information available to date, the Company has identified that fourth and first quarter’s revenues are generally lower than revenues generated during other interim periods, specifically due to decreased historic revenues in the months of December and January related to annual holidays and seasonality in the Courts segment.

Sales and Marketing

Target Sectors and Verticals

The vertical markets for the Company technology solutions and services include legal (courts), criminal justice, insurance, media, corporate finance and government organizations. These markets were selected based on core competencies, cost considerations, and the desire to make a meaningful difference with the technology that drives positive client experience and gross margin improvement.

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

VIQ Australia Properties; Perth and Brisbane City, Australia: On December 13, 2021, we entered into two leases relating to our VIQ Australia business, located at 233 Adelaide Terrace, Perth, Australia (the “Perth Lease”) and 102 Adelaide St, Brisbane City QLD Australia (the “Brisbane Lease,” and together with the Perth Lease, the “VIQ Australia Leases”), for 4,036 and 7,911 square foot facilities, respectively.  The Perth Lease expires November 1, 2023, and the Brisbane Lease expires August 1, 2025. We have an option to extend the Perth Lease for an additional 2 year-term, and an option to extend the Brisbane Lease for an additional 3-year term.  The current basic rent for the Perth Lease is $95,430 annually, and $245,354 annually for the Brisbane Lease.

VIQ Australia Property: Melbourne: On November 1, 2022, we entered into a lease relating to our VIQ Australia business, located at 355 Spencer Street,West, Melbourne (“Melbourne Lease”), VIC Australia for 4,445 square foot facility. The Melbourne lease expires October 30, 2024 and we have option to extend the Melbourne Lease for an additional one year term. The current basic rent for the Melbourne Lease is $173,800 annually.

VIQ UK Property: Hythe: On October 1, 2022, we entered into a lease relating to our VIQ UK business, located at 28 High Street, Hythe,,United Kingdom, (“Hythe Lease”), for 302 square foot facility. The Hythe lease expires September 30, 2024.  The current basic rent for the Hythe Lease is $30,424 annually.

Item 4A.Unresolved Staff Comments.

Not Applicable.

Item 5.Operating and Financial Review and Prospects.

A.Operating Results

The following Management’s Discussion and Analysis (“MD&A”) comments on the financial condition and results of operations of VIQ Solutions Inc. for the years ended December 31, 2022, 2021 and 2020. This MD&A should also be read in conjunction with our audited financial statements for the years ended December 31, 2022, 2021 and 2020, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

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

We use the following non-IFRS financial performance measures in our MD&A:

●	Adjusted EBITDA
●	EBITDA
●	Annual Recurring Revenue (“ARR”)
●	Bookings
●	Average Technology Services Revenue per Day
●	Technology Services Cost of Sales without COVID-19 Subsidies per Minute of Audio
●	Gross Margin for Technology Services without COVID-19 Subsidies
●	Gross Margin for Technology and related revenue

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

We define such non-IFRS measures and industry metrics as follows:

“Adjusted EBITDA,” as defined by management, refers to net income (loss) before stock-based compensation, depreciation, amortization, interest expense, accretion and other financing costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, gain on revaluation of options, gain on revaluation of restricted share units (“RSUs”), gain on revaluation of derivative warrant liability, restructuring costs, impairment of PPE, impairment of goodwill and intangibles, business acquisition costs, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense (recovery). We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company. “EBITDA” is a non-IFRS financial measure and is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Company and accordingly might not be comparable to similar financial measures disclosed by other issuers. We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, restructuring costs, acquisition, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

“ARR,” as defined by management, is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions 3 – SaaS and 4- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases. We use ARR as a measure of our revenue trend and an indicator of our future revenue opportunity from existing recurring client contracts. We believe that this measure provides a fair real-time measure of performance in a volume and subscription-based environment. ARR provides us with the visibility for consistent and predictable growth to our cash flows. Our total revenue growth coupled with increasing ARR indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

“EBITDA,” as defined by management, refers to earnings before depreciation, amortization, interest expense, current and deferred income tax expense (recovery).

“Bookings” as defined by management, is the calculated  “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

While we continue to acquire new clients, we also aim to deepen relationships with these clients through high-margin technology services and software bookings. In addition, we are investing in initiatives to drive sales productivity improvements.

“Average Technology Services Revenue per Day”, as defined by management, is calculated by region based on the total technology services revenue divided by the total billing days during the period. This number is highly impacted by seasonality and should be looked at for monthly trends. As an example, average revenue per day will likely drop in November and December in the US and December and January in Australia and the UK.

“Technology Services Cost of Sales per Minute of Audio without COVID-19 Subsidies”, as defined by management, the direct labor cost of edited content divided by the volume of audio content delivered.

“Gross Margin for Technology Services without COVID-19 Subsidies”, as defined by management, is as reported on the Company’s MD&A less COVID-19 related subsidies received related to technology services employees.

“Gross Margin for Technology and Related revenue”, as defined by management, is as reported on the Company’s MD&A.

Overview

VIQ Solutions is a leading provider of capture software and cloud-based transcription workflow automation solutions to assist government agencies and commercial enterprises securely digitize information-intensive voice and video content.

Our technology, which delivers a seamless, proprietary workflow and documentation platform securely captures, transforms, distributes, and manages complex digital voice and video content for over 4,293 active clients in the criminal justice, legal, insurance, media, government, and financial services verticals. We have operations in the U.S., Canada, Australia, and Europe.

Our scalable technology utilizes artificial intelligence (AI) designed to ingest significant amounts of evidentiary content to produce accurate, verbatim, diarized transcripts for mission critical events that have lasting financial and social impacts. In 2022, our platform processed over 17.4  million minutes of recorded, multi-speaker, multi-channel audio and video and created 9.4  million pages of secure, industry specific evidence documentation creating actionable information for use by our clients.

Our technology solutions are proven to deliver productivity enhancements, which drive down our overall production costs and speed of delivery, leading to meaningful gross margin improvements. Our automated workflow has enabled profitable growth while improving the overall service levels, strengthening our AI learning, and bolstering our competitive advantage.

Key Operating Highlights

●	Total revenue for the year ended December 31, 2022, was $45,843,929, an increase of $14,797,117 or 48% from $31,046,812 recognized in the comparative period in 2021.
●	Gross margin for the year ended December 31, 2022, was $21,925,703 representing 47.8% of revenue versus 48.1% of revenue in the comparative period in 2021. Excluding COVID-19 wage subsidies, Gross Margin for the year ended December 31, 2022, would be 47.5% vs. 45.9% in the comparative period in 2021.
●	Net loss for the year ended December 31, 2022, was $8,706,015, a decrease of $10,972,734 or 56% from a net loss of $19,678,749 recognized in the comparative period in 2021.
●	Adjusted EBITDA, for the year ended December 31, 2022, was a deficit of $3,414,786, a decrease of $1,541,507, from an Adjusted EBITDA deficit of $4,956,293 recognized in the comparative period in 2021. The improvement in Adjusted EBITDA for the year ended December 31, 2022, was primarily due to increased gross profit resulting from increased revenue versus comparative period 2021. Also, comparative period 2021 includes approximately $3.0M in one-time professional services fees related to Nasdaq listing and D&O insurance, SEC registration, and M&A activity. The decrease in Adjusted EBITDA deficit was partially offset by higher selling and administrative expenses related to Q4 2021 acquisitions and incremental increase in cloud services expenses related to supporting the expansion of our infrastructure. In addition, the year ended December 31, 2022, included $224,812 reduction in expenses related to COVID-19 wage subsidies versus $1,661,812 recorded in the comparative period in 2021.

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

The following table sets forth a summary of our results of operations for the year ended December 31, 2022, 2021 and 2020:

	Year ended			Period over Period		Period over Period
	December 31			Change 2022 vs 2021		Change 2021 vs 2020
	2022	2021	2020	$	%	$	%
Revenue	45,843,929	31,046,812	31,749,693	14,797,117	48	(702,881)	(2)
Cost of sales	23,918,226	16,123,853	15,599,437	7,794,373	48	524,416	3
Gross profit	21,925,703	14,922,959	16,150,256	7,002,744	47	(1,227,297)	(8)
Expenses
Selling and administrative expenses	24,526,303	19,119,713	11,034,902	5,406,590	28	8,084,811	73
Research and development expenses	734,115	1,092,108	1,074,178	(357,993)	(33)	17,930	2
Loss (Gain) on contingent consideration	80,071	(332,569)	(946,503)	412,640	(124)	613,934	(65)
Stock-based compensation	2,779,312	8,495,189	725,316	(5,715,877)	(67)	7,769,873	1,071
Depreciation	579,249	257,099	445,995	322,150	125	(188,896)	(42)
Amortization	5,508,954	4,384,502	4,813,248	1,124,452	26	(428,746)	(9)
Interest expense	1,052,618	1,331,100	4,934,517	(278,482)	(21)	(3,603,417)	(73)
Accretion and other financing costs	1,231,194	967,106	1,216,949	264,088	27	(249,843)	(21)
Loss on revaluation of conversion feature liability	—	—	1,308,440	—	—	(1,308,440)	(100)
Loss on repayment of long-term debt	747,865	—	1,497,804	747,865	100	(1,497,804)	(100)
Gain on revaluation of options	(1,511,399)	(1,028,055)	—	(483,344)	47	(1,028,055)	(100)
Gain on revaluation of RSUs	(550,260)	(242,595)	—	(307,665)	127	(242,595)	(100)
Gain on revaluation of the derivative warrant liability	(4,255,017)	(1,368,180)	—	(2,886,837)	211	(1,368,180)	(100)
Restructuring Costs	323,075	432,702	—	(109,627)	(25)	432,702	(100)
Impairment of goodwill and intangibles	—	—	2,258,369	—	—	(2,258,369)	(100)
Impairment of PPE	15,246	—	—	15,246	100	—	—
Business acquisition costs	433,372	539,734	19,058	(106,362)	(20)	520,676	2,732
Other expense (income)	(1,291)	(12,003)	(10,373)	10,712	(89)	(1,630)	16
Foreign exchange (gain) loss	(452,068)	22,130	(132,306)	(474,198)	2,143	154,436	(117)
Loss before income taxes	(9,315,636)	(18,735,022)	(12,089,338)	9,419,386	50	(6,645,684)	(55)
Current income tax recovery (expense)	105,256	875	(106,986)	104,381	11,929	107,861	(101)
Deferred income tax recovery (expense)	504,365	(944,602)	1,051,018	1,448,967	(153)	(1,995,620)	(190)
Income tax recovery (expense)	609,621	(943,727)	944,032	1,553,348	165	(1,887,759)	200
Net Loss	(8,706,015)	(19,678,749)	(11,145,306)	10,972,734	56	(8,533,443)	(77)

Adjusted EBITDA (1)	(3,414,786)	(4,956,293)	4,987,679	1,541,507	31	(9,943,972)	(199)

Weighted average number of common shares outstanding
Basic	31,648,001	26,448,594	18,080,533
Diluted	31,648,001	26,448,594	18,080,533
Net income (loss) per share
Basic	(0.28)	(0.74)	(0.62)
Diluted	(0.28)	(0.74)	(0.62)

The following table sets forth a reconciliation of technology services, support and maintenance, SaaS and Subscription revenues to non-IFRS measure ARR, as described above:

	2022	2021
Technology Services	41,812,479	26,676,738
Support & Maintenance	1,872,620	1,772,203
SaaS	89,692	65,187
Subscription	493,845	189,359
Add: The Transcription Agency Revenue Jan 1 - Oct 1, 2021	—	1,083,415
Add: Auscript Revenue Jan 1 - Dec 13, 2021	—	10,163,719
Add: Client Adjustments	(1,532,468)	8,684,589
Total Annual Recurring Revenue	$42,736,168	$48,635,210

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the year ended December 31, 2022, 2021 and 2020:

	Year ended December 31
	2022	2021	2020
Net Loss	(8,706,015)	(19,678,749)	(11,145,306)
Add:
Depreciation	579,249	257,099	445,995
Amortization	5,508,954	4,384,502	4,813,248
Interest expense	1,052,618	1,331,100	4,934,517
Current income tax recovery (expense)	(105,256)	(875)	106,986
Deferred income tax recovery	(504,365)	944,602	(1,051,018)
EBITDA	(2,174,815)	(12,762,321)	(1,895,578)
Accretion and other financing costs	1,231,194	967,106	1,216,949
Loss (gain) on revaluation of conversion feature liability	—	—	1,308,440
Loss on repayment of long-term debt	747,865	—	1,497,804
Gain on revaluation of options	(1,511,399)	(1,028,055)	—
Gain on revaluation of RSUs	(550,260)	(242,595)	—
Gain on revaluation of the derivative warrant liability	(4,255,017)	(1,368,180)	—
Impairment of goodwill an intangibles	—	—	2,258,369
Impairment of PPE	15,246	—	—
Restructuring Costs	323,075	432,702	—
Business acquisition financing costs	433,372	539,734	19,058
Other expense (income)	(1,291)	(12,003)	(10,373)
Stock-based compensation	2,779,312	8,495,189	725,316
Foreign exchange (gain) loss	(452,068)	22,130	(132,306)

Adjusted EBITDA	(3,414,786)	(4,956,293)	4,987,679

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

Results of Operations

Comparison of the Years Ended December 31, 2022, and 2021

Revenue

Total revenue for the year ended December 31, 2022, was $45,843,929 an increase of $14,797,117, or 48%, from $31,046,812 recognized in the comparative period in 2021. The increase in revenue for the year ended December 31, 2022, was primarily due to revenue generated from Q4 2021 acquisitions which were partially offset by lower organic technology service revenue generated from Insurance, Criminal Justice, and lower technology sales versus the comparative period 2021. The foreign exchange impact for the year ended December 31, 2022 resulted in a reduction in revenue of $0.9M.

Cost of Sales

Cost of Sales for the year ended December 31, 2022, increased by $7,794,373, or 48%, to $23,918,226 from $16,123,853 for the comparative period in 2021.

The increase in Cost of Sales for the year ended December 31, 2022, is primarily due to Cost of Sales related to Q421 acquisitions which were partially offset by productivity gains achieved through NetScribe, powered by aiAssist, and our global workforce. Our Cost of Sales for the year ended December 31, 2022 was impacted positively by approximately $0.6M respectively due to weakening Australia and UK currencies in comparison to the USD.

We continued to utilize our global labor force which provides scale and real-time capacity, lower costs and 24-hour production. This stimulated gross margin improvements that began in Q4 2021.

During the year ended December 31, 2022, the Company received and recorded in cost of sales $129,247 of COVID-19 wage subsidies vs. $673,281 in the comparative period in 2021.

Gross Profit

Gross Profit for the year ended December 31, 2022, increased by $7,002,744, or 47%, to $21,925,703, from $14,922,959, for the comparative period in 2021. The increase in Gross Profit for the year ended December 31, 2022, is primarily due to Q4 2021 acquisitions and productivity gains, partially offset by lower technology revenue vs. the comparative period in 2021. In addition, the comparative period in 2021 includes $673,281 in COVID-19 wage subsidies vs. $129,247 in the year ended December 31, 2022. Excluding COVID-19 wage subsidies, Gross Profit Margin for the year ended December 31, 2022, would be 47.5% vs. 45.9% in the comparative period in 2021 which has increased due to productivity gains achieved through NetScribe, powered by aiAssist, and lower labour costs due to continued expanded use of our global workforce. Our Gross Profit for the year ended December 31, 2022 was impacted negatively by approximately $0.3M due to the weakening Australia and UK currencies in comparison to the USD.

Selling and Administrative Expenses

Selling and Administrative Expenses for the year ended December 31, 2022, increased by $5,406,590, or 28%, to $24,526,303, from $19,119,713, for the comparative period in 2021. The increase for the year ended December 31, 2022, includes Selling and Administrative Expenses related to Q4 2021 acquisitions, and incremental costs associated with cloud services of approximately $800,000 to support expansion of our infrastructure. The increase in selling and administrative expenses was partially offset by approximately $3,000,000 in one-time professional service fees reported in comparative period 2021 relating to capital raise, Nasdaq listing fees and M&A activity. In addition, the year ended December 31, 2022, included $95,565 recorded in selling and administrative expenses for COVID-19 wage subsidies versus $988,531 in the comparative period in 2021.

Research and Development Expenses

Research and Development Expenses for the year ended December 31, 2022, decreased by $357,993, or 33%, to $734,115, from $1,092,108, for the comparative period in 2021. The decrease in Research and Development Expenses for the year ended December 31, 2022, is primarily due to lower project costs than the comparative period in 2021.

Loss (Gain) on Contingent Consideration

For the year ended December 31, 2022, Contingent Consideration changed by $412,640, from a gain of $332,569, recognized in the comparative period in 2021 to a loss of $80,071. The change for the year ended December 31, 2022, is mainly due to changes in anticipated acquisition earnout payments primarily as a result of revised forecasted revenue for the wordZXpressed, Inc. (“WordZ”) acquisition. In addition, the prior year gain on contingent consideration related to the earnout of the ASC acquisition which was settled in Q4 2021. Revenue forecasts are updated on a quarterly basis and the related anticipated acquisition earnout payment accruals are updated accordingly.

Stock-Based Compensation

For the year ended December 31, 2022, Stock Based Compensation decreased by $5,715,877 to $2,779,312 from $8,495,189, recognized in the same period of 2021. The decrease in Stock Based Compensation is due to the impact of 805,947 options, 803,463 RSUs and 195,000 PSUs granted during the year ended December 31, 2022 compared to 1,115,086 stock options and 1,023,378 RSUs granted for the year ended December 31, 2021. In addition, the 2022 RSUs, PSUs and stock options were recorded at lower fair value due to lower share price.

Depreciation

For the year ended December 31, 2022, depreciation increased by $322,150, to $579,249, from $257,099 recognized in the comparative period in 2021. The increase in depreciation for the three months and year ended December 31, 2022, is due primarily to the addition of right of use assets acquired with Q4 2021 acquisitions and capital assets purchased during the period.

Amortization

For the year ended December 31, 2022, Amortization increased by $1,124,452, to $5,508,954, from $4,384,502 recognized in the comparative period in 2021. The increase in amortization for year ended December 31, 2022, is mainly attributable to the amortization of intangible assets related to Q4 2021 acquisitions and accelerated amortization recorded on VIQ legacy brands. The increase in amortization is partially offset by the reduction in amortization of capitalized internally generated intangible assets due to the timing of projects partially offset by amortization of intangible assets related to Q4 2021 acquisitions.

Interest Expense

For the year ended December 31, 2022, Interest Expense decreased by $278,482, to $1,052,618, from $1,331,100 recognized in the comparative period in 2021. The decrease in Interest Expense for the three months and year ended December 31, 2022, is primarily due to $4,005,768 principal repayment on long term debt, which occurred in Q1 2022.

Accretion and Other Financing Costs

For the year ended December 31, 2022, Accretion and Other Financing Costs increased by $264,088 to $1,231,194 from $967,106 recognized in the comparative period in 2021. The increase in Accretion and Other Financing Costs for the year ended December 31, 2022 is primarily due to incremental amendment fees incurred on debt financing partially offset by extinguishment of debt.

Loss on Extinguishment of Debt

On July 14, 2022, the Company amended the terms of the debt agreement with Crown Capital Partner Funding, LP (the “Crown Debt Facility”). The amendment resulted in the terms of the Crown Debt Facility being substantially modified, as such the transaction is accounted for as an extinguishment of the old debt. The Company recognized a loss on extinguishment of debt of $747,865 for the year ended December 31,2022 and the new debt was recognized at a fair value of $7,706,896.

Gain on Revaluation of Options

For the year ended December 31, 2022, Gain on Revaluation of Options increased by $483,344, to $1,511,399, from $1,028,055 recognized in the comparative period in 2021. This increase is due to the revaluation of cash-settled options recorded under share-based payment liability, due to the decrease in stock price from the date of initial measurement compared to the re-measurement and the forfeiture of these options.

Gain on Revaluation of RSUs

For the year ended December 31, 2022, Gain on Revaluation of RSUs increased by $307,665, to $550,260, from $242,595 recognized in the comparative period in 2021. This decrease is due to the revaluation of RSUs recorded under share-based payment liability and due to the larger decrease in share price compared to the comparative year.

Gain on Revaluation of Derivative Warrant Liability

For the year ended December 31, 2022, Gain on Revaluation of Derivative Warrant Liability increased by $2,886,837, to $4,255,017, from $1,368,180 recognized in the comparative period in 2021. The Gain on Revaluation of Derivative Warrant Liability for the year ended December 31, 2022 is due to a decrease in share price on an increased number of warrants which results in a gain recognized.

Restructuring Costs

For the year ended December 31, 2022, Restructuring Costs decreased by $109,627, to $323,075, from $432,702 recognized in the comparative period in 2021. The decrease in Restructuring Costs for year ended December 31, 2022 is due to lower organizational restructuring costs.

Impairment of PPE

For the year ended December 31, 2022, impairment of PPE increased by $15,246, recognized due to write-off of capitalized software that is no longer in use.

Business Acquisition Costs

For the year ended December 31, 2022, Business Acquisition costs decreased by $106,362, to $433,372, from $539,734 recognized in the comparative period in 2021. The decrease in Business Acquisition Costs for the year ended December 31, 2022, is primarily due lower business acquisition costs incurred than comparative period 2021.

Other Income

For the year ended December 31, 2022, Other Income decreased by $10,712, to $1,291, from $12,003 recognized in the comparative period in 2021. The decrease in Other Income for the year ended December 31, 2022 is due to lower interest earned on term deposits.

Foreign Exchange (Gain) Loss

For the year ended December 31, 2022, Foreign Exchange Gain increased by $474,198, from a loss of $22,130 recognized in the comparative period in 2021 to a gain of $452,068. The gain/loss on foreign exchange is due to fluctuations in the foreign exchange rates. Our businesses are organized geographically so many of our expenses are incurred in the same currency as our revenues, which mitigates some of our exposure to currency fluctuations. Foreign exchange gain and losses are primarily related to the unrealized foreign translation gains and losses of certain USD, AUD and GBP denominated working capital balances to CAD and USD denominated working capital balances to AUD.

Income Tax Recovery (Expense)

We operate globally and we calculate our tax provision in each of the jurisdictions in which we conduct business. Our effective tax rate on a consolidated basis is, therefore, affected by the realization and anticipated relative profitability of our operations in those various jurisdictions, as well as different tax rates that apply and our ability to utilize tax losses and other credits. For the year ended December 31, 2022, Income tax recovery increased by $1,553,348 to a tax recovery of $609,621, from a tax expense of $943,727 in the comparative period in 2021. The increase for the year ended December 31, 2022, is primarily due to the recording of a valuation allowance on deferred tax asset recorded for our U.S. entities in 2021 based on forecasted profitability and taxable profit recognized for our Australian subsidiaries.

Net Loss and Earnings Per Share

Net loss for the year ended December 31, 2022, was $8,706,015 compared to a net loss of $19,678,749, for the same period in 2021. On a per weighted average share basis, this translated into a net loss per share of $0.28 in the year ended December 31, 2022, compared to a net loss per weighted average share of $0.74 for the comparative period in 2021.

Comparison of the Years Ended December 31, 2021, and 2020

Revenue

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

Selling and Administrative Expenses

Selling and administrative expenses for the year ended December 31, 2021, increased by $8,084,811, or 73%, to $19,119,713, from $11,034,902, for the comparative period in 2020. The increase for the year ended December 31, 2021, includes selling and administrative expenses related to Q421 acquisitions of approximately $900,000, professional service fees related to listing fees for the TSX and Nasdaq of approximately $585,000 and the remainder of increase is due to higher professional services fees and increase in headcount. Selling and administrative expenses for the year ended December 31, 2021, were reduced by $988,531 for COVID-19 wage subsidies vs. $1,203,326 in the comparative period in 2020.

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

Loss (Gain) on Contingent Consideration

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

Accretion and Other Financing Costs

For the year ended December 31, 2021, accretion and other financing costs decreased by $249,843, to $967,106, from $1,216,949 recognized in the comparative period in 2020. The decrease in accretion and other financing costs for the year ended December 31, 2021, is primarily due to conversion of the convertible notes that occurred in 2020.

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

B.Liquidity and Capital Resources

Liquidity

As of December 31, 2022, we held cash of $1,657,571 as compared to $10,583,534 as of December 31, 2021.

On January 13, 2023, the Company entered into the Loan with Beedie, with maximum available funds of $15 million.  $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches.

We believe that ongoing operations, working capital and associated cash flows in addition to our cash resources provide sufficient liquidity to support our ongoing business operations and satisfy our obligations as they become due. If we continue to acquire accretive businesses, we may need additional external funding depending upon the size and timing of the potential acquisitions.

Cash Flows

The following table summarizes the primary sources and uses of cash for each period presented:

	Year ended December 31,
	2022	2021	2020
Cash provided by (used in) operating activities	(2,335,876)	(8,238,407)	3,423,083
Cash used in investing activities	(4,104,065)	(14,440,714)	(6,639,191)
Cash provided by financing activities	(2,373,816)	16,521,996	18,162,619
Net increase (decrease) in cash for the year	(8,813,757)	(6,157,125)	14,946,511
Cash, beginning of Year	10,583,534	16,835,671	1,707,654
Effect of foreign exchange	(112,206)	(95,012)	181,506
Cash, end of year	1,657,571	10,583,534	16,835,671

Comparison of the Years Ended December 31, 2022 and 2021

Cash Provided by (used in) Operating Activities

The Company utilized cash of $2,335,876 in operating activities for the year ended December 31, 2022. This resulted from $8,706,015 in net loss plus $4,975,042 of non-cash adjustments and $1,395,097 attributable to movements in working capital with changes primarily arising from an increase in accounts receivable, accounts payable, contract liabilities which was offset with a decrease in inventories and prepaid expenses.

Cash Provided by (used in) Investing Activities

For the year ended December 31, 2022, cash used in investing activities was $4,104,065 which consisted of purchase of property and equipment of $1,202,489 development costs related to internally generated intangible assets of $1,828,983, business acquisition cost of $298,927 related to the Auscript acquisition and settlement of final working capital, a deferred consideration and earnout payout for WordZ and Auscript of $539,380, and change in restricted cash of $234,286.

Cash Provided by (used in) Financing Activities

Cash used by Financing Activities for the year ended December 31, 2022, was $2,373,816, which consisted of $4,053,476 of cash provided by issuance of share capital net of issuance costs, cash used in repayment of debt of $4,761,890 payment of amendment fees on debt of $239,880, repayment of lease obligations of $270,795, payment of interest on lease obligations of $114,131, and payment of interest on debt of $1,040,596.

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

Indebtedness

In accordance with our debt agreement dated November 28, 2018 by and among the Company, our subsidiaries and Crown Capital Partner Funding, LP, or Crown Capital (as amended, the “Crown Capital Agreement”), the Company is required to maintain quarterly (1) a Fixed Charge Coverage Ratio (“FCCR”) of greater than 1.25 calculated based on EBITDA for such period less liabilities paid in cash in connection with the Company’s share appreciation rights plan, cash dividends paid and capital expenditures divided by debt service for such period and (2) Net Debt to EBITDA Ratio less than 3. The Company received a waiver in March 2021 to remove the FCCR covenant for all four quarters of 2021. The Company received a waiver in August 2021, to remove the Net Debt to EBITDA Ratio covenant for the remainder of fiscal 2021. In addition, the Company received a waiver to remove the FCCR covenant for the first three quarters of 2022. The Company was in compliance of other covenants as at December 31, 2022.

On March 30, 2022, the Company entered into a fourth amendment to the Crown Capital Agreement to, among other things, waive the application of certain covenants contained in the Crown Capital Agreement with respect to the maintenance of certain financial ratios. In consideration, the Company paid $4,005,768 of the principal balance on March 30, 2022 and a fee of approximately $235,000. Following the fourth amendment, the Crown Capital Agreement waives the Fixed Charge Coverage Ratio for Q4, 2022 and the Net Debt to EBITDA ratio for Q1 and Q2 2022. Additional financial covenants were added to the Crown Capital Agreement, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of Q2 2022, Q3 2022 and Q4 2022.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ending December 31, 2022 were unchanged. In addition, the Company has agreed to make certain payments to the lender in the event that there is a balance outstanding under the debt facility as at certain periods in time. Such fees, if applicable, are payable in cash or Common Shares, in the Company’s sole discretion. During Q4 2022, the Company issued 1,078,901 Common Shares to Crown Capital Funding, LP in connection with these payments. The 1,078,901 Common Shares issued are subject to a statutory hold period of four months plus a day.

On January 13, 2023, the Company entered the Loan with Beedie, with maximum available funds of $15 million.  $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches (“Standby Facility”). The amount outstanding under the Loan will bear interest at 12.5% per annum, comprised of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest will be charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee will be charged monthly at a rate of 1.5% per annum on the undrawn amount of the Standby Facility. The Company paid a commitment fee of 1.5% of the Loan. The lender has also been granted a board observer right.   The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on January 13, 2027.

On initiation of the Beedie Loan on January 13, 2023, 7,968,750 common share purchase warrants were issued to Beedie.  Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030.  In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of Warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Common Shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable subsequent advance. The subsequent warrants will expire seven years from the date of issuance.

Under the Loan, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total secured debt leverage ratio.

On January 13, 2023, the Company utilized the proceeds of the initial advance to fully repay the loan with Crown Capital Funding Partner in the amount of $7,805,497.

Other Indebtedness

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2022, this unsecured promissory note has been paid in full.

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

The Company issued 6,785,651 Common Shares to settle its outstanding Notes having an aggregate principal amount of $6,871,003, total interest payable of $4,296,999, and a loss on revaluation of conversion feature liability to the date of exercise of $1,260,360 for a total amount of $12,428,362 credited to share capital of the Company. The amount is nil for convertible notes at December 31, 2022 and December 31, 2021.

Contractual Obligations

The following table summarizes our contractual obligations as at December 31, 2022, including commitments relating to leasing contracts:

	2023	2024	2025	Total
Trade and other payables	5,937,880			5,937,880
Lease obligations	679,718	496,123	232,461	1,408,302
Crown Capital debt	7,701,650			7,701,650
Contingent Consideration - WordZ	236,808			236,808
WordZ promissory note	432,939			432,939
HomeTech VTB loan	260,000	20,000		280,000
Total	15,248,995	516,123	232,461	15,997,579

The following table summarizes our contractual obligations as at December 31, 2021, including commitments relating to leasing contracts:

	2022	2023	2024	2025	Total
Trade and other payables	5,380,701	—	—	—	5,380,701
Lease obligations	446,571	477,290	337,842	247,211	1,508,914
Crown Capital debt	308,892	12,165,330	—	—	12,474,222
Contingent Consideration - WordZ	77,249	352,626	282,537	—	712,412
Contingent Consideration - Auscript	150,000	—	—	—	150,000
WordZ SBA Loan	114,507	—	—	—	114,507
WordZ promissory note	357,323	212,901	—	—	570,224
HomeTech VTB loan	240,000	240,000	20,000	—	500,000
Total	7,075,243	13,448,146	640,379	247,211	21,410,979

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet financing transactions.

Transactions Between Related Parties

See “Item 7.B, “Major Shareholders and Related Party Transactions—Related Party Transactions.”

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

See “Item 15, Disclosure Controls & Procedures.”

Share Information

The Common Share trade on the Toronto Stock Exchange and the Nasdaq Capital Market under the symbol “VQS.” The Company is authorized to issue an unlimited number of Common Shares. As at March 20, 2023 there were (i) 34,649,697 Common Shares issued and outstanding, (ii) 97,850 stock options outstanding with a weighted average exercise price per Common Share of $2.91 CAD expiring between 2023 and 2025 under the Company’s legacy stock option plan (iii) 865,947 stock options outstanding with a weighted average exercise price per Common Share of $1.08 CAD expiring 2031 and 2032 under the Omnibus Equity Incentive Plan, (iv) 66,667 deferred share units outstanding with an average exercise price per Common Share of $1.29 CAD with no expiry date (v) 821,219 RSUs outstanding expiring 2024 and 2031 and selective units with no expiry dates under the Omnibus Equity Incentive Plan (vi) 165,000 PSUs with no expiry dates (vii) warrants to purchase 2,117,647 Common Shares at an exercise price of $5.00 USD expiring 2026(viii) warrants to purchase 3,551,852 Common Shares at an exercise price of $1.39 USD expiring July 21, 2027 and (ix) 7,968,750 warrants to purchase Common Shares at an exercise price of $0.26 USD expiring January 16, 2030.

Additional Information

Additional information regarding the Company including in its annual information form for its fiscal year ended December 31, 2022, is available on SEDAR at www.sedar.com. Information regarding the Company is also available through the EDGAR system of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

 C.Research and Development

	Year Ended December 31,
	2022	2021	2020
Cash flows used in devlopment costs related to internally generated intangible assets	$1,828,983	$2,364,733	$1,642,783
Research and develpoment expenses	$734,115	$1,092,108	$1,074,178
Total	$2,563,098	$3,456,841	$2,716,961

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

JOBS Act

As a company with less than US$1.235 billion in revenue during the last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We will remain an emerging growth company until the earliest of:

•the last day of our fiscal year during which we have total annual gross revenues of at least $1.235 billion;

•the last day of our fiscal year following the fifth anniversary of the completion of an initial public offering;

•the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

•the date on which we are deemed to be a large accelerated filer under the Securities Exchange Act of 1934, as amended (the “Exhange Act”), which would occur if the market value of our Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

As a result of our status as an emerging growth company, the information that we provide shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

D.Trend Information

Annual Recurring Revenue (“ARR”) for the year ended December 31, 2022, decreased by 12% to $42.7M USD from $48.6M for the comparative period in 2021.  The decrease in ARR is primarily due to anticipated changes in volume to Criminal Justice and due to the shift of the Queensland contract, which was fully migrated to the new contract as of Oct 10, 2022. In addtion, ARR was impacted by capacity constraints in quality assurance as we expand our global capacity and retrain, reduction in insurance and criminal justice demand and the weakening Australian dollar.

ARR is the annualized equivalent value of the 1- Software Support Maintenance (SSM), 2- Software Subscriptions 3 – SaaS and 4- Technology Services revenue of all existing contracts as of the date being measured. This excludes non-recurring revenue from implementation, support, and maintenance fees. The majority of our Editing Services contracts are volumes based. Accordingly, our calculation of ARR assumes that the clients will renew the contractual commitments on a periodic basis as those commitments come up for renewal. A portion of the contract renewals are through a competitive tender process. Contracts agreements may be subject to contract value increases upon renewal reflecting both inflationary increases and the additional value and added products and services provided by our solutions. ARR is not adjusted for the impact of any known or projected future client cancellations, loss of renewals, service upgrades or downgrades or price increases or decreases.

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

The following are the key judgments and sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in our audited consolidated financial statements. See Note 3 to the December 31, 2022 consolidated financial statements for a detailed description of our accounting policies.

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

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

●	Acquired Technology: 5 years
●	Customer Relationships: 4.8 - 13 years
●	Brand: 1-2 years
●	Non-Compete agreements: Term of agreement

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

Impairment of property and equipment, definite life intangibles, indefinite life intangibles and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has six CGUs, which consist of VIQ Australia, VIQ US, VIQ Media, VIQ UK, Dataworx and VIQ Solutions Inc. and the CGUs with goodwill or indefinite lived intangibles are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

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

Item 6.Directors, Senior Management and Employees

A.Directors and senior management.

The following table sets forth information regarding members of our executive officers and our directors, including their ages as of the date hereof.

Name	Age	Position(s)
Executive Officers:
Sebastien Paré	52	Chief Executive Officer and Director
Larry Taylor	66	Executive Chair
Alexie Edwards	55	Chief Financial Officer
Susan Sumner	59	Chief Operating Officer, President and Director
Vahram Sukyas	42	Chief Technology Officer
Non-Executive Directors:
Christine Fellowes	60	Director
Harvey Gordon	74	Director
Shing Pan	56	Director
Joseph Quarin	57	Director
Larry Taylor	66	Director
Bradley Wells	57	Director

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

Larry Taylor – Executive Chair and Director

Mr. Taylor has been Executive Chair since November 15, 2022.  Mr. Taylor has been CEO Group Leader of CEO Global Network since 2011 and President of Taylor Made Solutions since 2009. He currently sits as a board member for Dillion Consulting Inc.  Mr. Taylor is Board Chair VIQ Solutions Inc (TSX and Nasdaq: VQS). Mr. Taylor is a Chartered Professional Accountant and a Certified Management Consultant. Mr. Taylor has previously held key senior executive positions with several companies including Travelex Americas and Cap Gemini Ernst & Young Canada Inc. Mr. Taylor has experience working with private equity firms to identify, acquire and combine companies to create shareholder value.

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

Susan Sumner – Chief Operating Officer, President and Director

Ms. Sumner has been Chief Operating Officer since July 2018, President since February 2021 and director since April 2022. Ms. Sumner has held executive leadership, consulting and operations management roles in Fortune 500 companies for the past 30 years. Ms. Sumner has deep insight and experience in building world-class operational infrastructure for IT companies. Ms. Sumner has successfully combined several middle-market operating companies in the medical transcription space generating a successful exit for capital providers. Ms. Sumner oversaw the acquisition and integration of multiple transcription and IT businesses at Nuance Corporation.

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

B.Compensation

During the last completed fiscal year of the Company, the Company had four named executive officers, namely, its Chief Executive Officer, Sebastien Paré, its Chief Financial Officer, Alexie Edwards, Larry Taylor Executive Chair,  its President and Chief Operating Officer Susan Sumner and President, and Chief Technology Officer, Vahram Sukyas.

Compensation of Executive Officers

						Non-equity
						incentive
			Share-based	Option-based		plan	Pension	All other	Total
Name and		Salary	awards	awards	Bonus	compensation	value	compensation	compensation
principal position	Year	($)	($)	($)(1)(5)	($)	($)	($)	($)(2)	($)
Sebastien Pare Chief Executive Officer(3)	2022	375,000	448,836	(147,410)	Nil	Nil	Nil	13,832	690,258
Alexie Edwards, Chief Financial Officer	2022	275,000	214,156	(27,050)	Nil	Nil	Nil	Nil	462,106
Susan Sumner President and Chief Operating Officer(3)	2022	320,000	41,894	57,433	Nil	Nil	Nil	16,858	436,185
Vahram Sukyas, Chief Technology Officer	2022	221,019	18,979	39,702	20,207	Nil	Nil	Nil	299,907
Larry Taylor, Executive Chair(4)	2022	45,000	3,922	1,623	Nil	Nil	Nil	Nil	50,545
(1)	The value of share and option based awards are based on the grant date assumptions as disclosed in note 11 “Capital Stock” in our 2022 audited consolidated financial statements. 2022 included reversal of stock-based compensation expense for forfeitures of options for cash settled options.
(2)	The dollar amounts set forth under this column are related to contributions to the senior management’s respective amounts provided for health care benefits and car allowance by the Company.
(3)	None of the compensation paid to Mr. Pare and Ms. Sumner relate to their role as a directors of the Company.
(4)	Larry Taylor was appointed November 2022 and salary represents amounts paid in 2022.
(5)	Negative amounts relate to reversal of stock-based compensation expense for forfeiture of option-based award

Executive Officer Employment Agreements

Larry Taylor

On November 15, 2022, the Company entered into an employment agreement with Larry Taylor, the current Board Chairman of the Company to the position of Executive Chair. The agreement is for an initial fixed term of one year commencing on November 15, 2022 unless otherwise terminated pursuant to the terms of such agreement.  At the end of the initial one year period, the agreement may be extended if both the Company and Mr. Taylor provide written agreement.   Pursuant to the agreement, Mr. Taylor is entitled to a base salary of $180,000 and was granted 125,000 restricted share units that vest in twelve equal tranches on a monthly basis starting November 1, 2022 and 250,000 stock option that vest in tweleve equal tranches monthly starting December 15, 2022.  Mr. Taylor is also entitled to certain other benefits. The agreement provides for payments of varying amounts not exceeding 12 months’ salary lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, the executive officer will be entitled to receive all of the restricted share units and stock options.

Sebastien Paré

On June 7, 2021, the Company entered into an amended and restated employment agreement with Sebastien Paré, the current Chief Executive Officer of the Company. The agreement is for an indefinite term unless otherwise terminated pursuant to the terms of such agreement. Pursuant to the agreement, Mr. Paré is entitled to a base salary of $375,000. Mr. Paré is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. The agreement provides for payments of varying amounts not exceeding 24 months’ salary and bonus in lieu of notice if the executive officer is terminated without cause from his position at any time during the term of the agreement. Upon termination resulting from a change of control of the Company, the executive officer will be entitled to receive a cash amount of up to 24 months’ salary and bonus. Pursuant to the terms of his employment agreement, Mr. Paré has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason.

Susan Sumner

On June 7, 2021, the Company entered into an amended and restated employment agreement with Susan Sumner, the current President and Chief Operating Officer of the Company. The agreement is for a three year-period unless otherwise terminated pursuant to the terms of such agreement. At the end of the initial three year period, the agreement shall automatically renew for additional three year periods, unless Ms. Sumner or the Company provides written notice to the other party no later than ninety days prior to the end of the applicable period, of its intent not to renew the agreement Pursuant to the agreement, Mrs. Sumner is entitled to a base salary of $320,000. Ms. Sumner is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. If Ms. Sumner is terminated without cause from her position at any time during the term of the agreement, she will be entitled to (i) continued payment on normal payroll dates of base salary for 12 months, (ii) payment of continuation of health insurance premiums, (iii) any bonus to the extent earned but not yet paid for the prior fiscal year and (iv) a pro rata payment of the bonus for the portion of the fiscal year completed through the date of termination. Pursuant to the terms of her employment agreement, Ms. Sumner has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason.

Alexie Edwards

On June 7, 2021, the Company entered into an amended and restated employment agreement with Alexie Edwards, the current Chief Financial Officer of the Company. The agreement is for an indefinite term unless otherwise terminated pursuant to the terms of such agreement. Pursuant to the agreement, Mr. Edwards is entitled to a base salary of $275,000. Mr. Edwards is also entitled to (i) participate in the Company’s long-term incentive program, (ii) an annual performance bonus, and (iii) certain other benefits. If Mr. Edwards is terminated without cause from his position at any time during the term of the agreement, in lieu of notice the Company shall pay Mr. Edwards an amount equal to: (i) his annual base salary up to the termination date, (ii) accrued and outstanding vacation, (iii) and reimbursement for business expenses properly incurred up to the termination date. Additionally, the Company shall pay Mr. Edwards any bonus awarded in respect of the year preceding the year of termination but not yet paid, his annual performance bonus for the year in which his employment terminates, pro-rated, and all premiums to provide all benefits. The Company shall provide a lump sum payment in an amount equivalent to the greater of: (i) Mr. Edwards’ base salary or the minimum wages in lieu of notice and severance pay. Pursuant to the terms of his employment agreement, Mr. Edwards has agreed to refrain from competing with and interfering in the business of the Company for a period of one year subsequent to his termination for any reason.

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

Director Compensation

The following table sets forth the value of all compensation paid to the directors, excluding Sebastien Paré and Susan Sumner who are paid as officer and not as a director:

				Non-equity
				incentive
	Fees	Share-based	Option-based	plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	($)	($)	($)(1)	($)(2)	($)(3)	($)(4)	($)
Christine Fellowes	22,500	13,800	24,232	Nil	Nil	Nil	60,532
Harvey Gordon	35,000	13,800	24,232	Nil	Nil	Nil	73,032
Shing Pan	22,500	13,800	24,232	Nil	Nil	Nil	60,532
Joseph Quarin	40,000	20,553	24,232	Nil	Nil	Nil	84,785
Larry Taylor	55,000	41,470	28,271	Nil	Nil	Nil	124,741
Bradley Wells	30,000	13,800	24,232	Nil	Nil	Nil	68,033
Michael Kessel(5)	7,500	Nil	Nil	Nil	Nil	Nil	7,500
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
(2)	The Company does not have a non-equity incentive plan.
(3)	The Company does not have any pension plans.
(4)	The Company does not have any other benefit plans for its directors.
(5)	Effective April 5, 2022, Michael Kessel resigned from the Board.

Outstanding Equity Awards, Grants and Option Exercises (amounts in CDN$)

Option-based Awards					Share-based Awards
						Market or	Market or
					Number of	payout value	payout value
					shares or	of share-	of vested
	Number of			Value of	units of	based	share-based
	securities	Option		unexercised	shares	awards	awards not
	underlying	exercise	Option	in-the-money	that have	that have	paid out or
	unexercised	price	expiration	options	not vested	not vested	distributed
Name	options (#)	(CDN$)	Date	($)	(#)	(CDN$)	(CDN$)
Sebastien Pare Chief Executive Officer	56,250	$1.35	May 15/32	nil	n/a	n/a	n/a
	n/a	n/a	n/a	nil	66,667	$24,140	$79,964
Alexie Edwards, Chief Financial Officer	56,250	$1.35	May 15/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	33,333	$12,070	30,175
Susan Sumner President and Chief Operating Officer	56,250	$1.35	May 15/32	nil	n/a	n/a	n/a
	n/a	n/a	n/a	n/a	3,618	$1,332	3,995
Vahram Sukyas, Chief Technology Officer	35,000	$2.80	Dec 14/31	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	$ n/a	10,683
Larry Taylor Director	10,938	$1.35	May 15/32	nil	n/a	n/a	n/a
	50,964	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	250,000	$0.45	Nov 17/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	104,167	$37,719	28,866
Harvey Gordon Director	9,375	$1.35	May 15/32	nil	n/a	n/a	n/a
	43,684	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	n/a	7,490
Joseph Quarin Director	9,375	$1.35	May 15/32	nil	n/a	n/a	n/a
	43,684	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	n/a	10,840
Bradley Wells Director	9,375	$1.35	May 15/32	nil	n/a	n/a	n/a
	43,684	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	n/a	7,490
Christine Fellowes Director	9,375	$1.35	May 15/32	nil	n/a	n/a	n/a
	43,684	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	n/a	7,490
Shing Pan Director	9,375	$1.35	May 15/32	nil	n/a	n/a	n/a
	43,684	$0.98	Sep 13/32	nil	n/a	n/a	n/a
	nil	nil	nil	nil	n/a	n/a	$7,490

(1) Mike Kessel resigned as a director of the Company effective April 5, 2022.

Equity Incentive Plans

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan” or the “2021 Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan which, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards which have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

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

Pre-Approval Policies and Procedures

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

Nominating and Governance Committee

Our Nominating and Governance Committee (our “NGC”) is currently comprised of:

●	Christine Fellowes (Chair), Harvey Gordon and Bradley Wells

The board has adopted a written charter for the NGC that sets forth the purpose, composition, authority and responsibility of the NGC. A copy of the written charter of the NGC has been posted on our website at https://viqsolutions.com/investors/governance-documents. The primary function of the NGC is to assist the board o in fulfilling its responsibilities by:

●	identifying individuals qualified to become members of the board of directors and recommending to nominees for election as directors at the next annual meeting of shareholders,
●	establishing and reviewing corporate governance policies,
●	adopting a corporate code of business conduct and ethics applicable to all directors, officers and employees and
●	monitoring compliance with and periodically reviewing the code of ethics.

Compensation Committee

Our Compensation Committee is currently comprised of:

●	Harvey Gordon (Chair), Christine Fellowes and Bradley Wells

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

The Code was amended and restated on July 9, 2021. During the year ended December 31, 2022, no waivers or requests for exemptions from the Code were either requested or granted. The Code, as amended and restated, may be viewed on our website at www.viqsolotuions.com/investors/governance-documents.

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

D.Employees

As of December 31, 2022, VIQ had approximately 483 employees.

At
December 31,
2022
Function:
Client Experience	13
General & Administration	28
Human Resources	3
Information Technology	27
Marketing	4
Product & Strategy	2
Production	390
Professional Services	8
Research & Development	1
Sales	7
Total	483
Geography:
USA	60
Australia	402
EMEA	21
Total	483

E.Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B, Compensation” and “Item 7.A, Major Shareholders.”

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our Common Shares as of March 20, 2023 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares and non-voting ordinary shares;
●	each of our directors and executive officers; and
●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of March 20, 2023. Percentage ownership calculations are based on 34,649,697 Common Shares outstanding as of March 20, 2023.

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

		Percent of
	Number of	Common
	Common Shares	Shares
	Beneficially	Beneficially
Name of Beneficial Owner	Owned (#)	Owned (%)
5% or Greater Shareholders:
AWM Investment Company Inc.(1)	1,784,067	3.6%
Beedie Investment Ltd. (2)	7,968,750	16.0%
Executive Officers and Directors:
Sebastien Pare(3)	921,740	1.9%
Susan Sumner(4)	788,879	1.6%
Alexie Edwards(5)	148,783	0.3%
Vahram Sukyas(6)	56,725	0.1%
Shing Pang (7)	71,745	0.1%
Christine Fellowes (8)	72,745	0.1%
Larry Taylor(9)	1,228,362	2.5%
Harvey Gordon(10)	236,077	0.5%
Joe Quarin(11)	599,474	1.2%
Bradley Wells(12)	4,187,203	8.4%
All current directors and executive officers as a group (10 persons)	8,311,733	16.7%
(1)	According to a Schedule 13G/A filed with the SEC on February 14, 2023, AWM Investment Company, Inc. (“AWM”) beneficially owned 1,784,067 Common Shares, consisting of 986,947 Common Shares and 941,023 Common Shares issuable upon exercise of warrants held by Special Situations Fund III (“SSFQP”), 294,387 Common Shares and 279,601 Common Shares issuable upon exercise of warrants held by Special Situations Cayman Fund, L.P. (“Cayman”), 78,973 Common Shares and 75,511 Common Shares issuable upon exercise of warrants held by Special Situations Technology Fund, L.P. (“Tech”), and 423,760 Common Shares and 403,865 Common Shares issuable upon exercise of warrants held by Special Situations Technology Fund II, L.P. (“Tech II”, and together with SSFQP, Cayman, and Tech, the “Funds”). AWM is the investment advisor to the Funds. David M. Greenhouse and Adam C. Stettner are members of SSCayman, L.L.C., the general partner of Cayman. David M. Greenhouse and Adam C. Stettner are members of MGP Advisers Limited Partnership, the general partner of SSFQP and SST Advisers, L.L.C., the general partner of TECH and TECH II. David M. Greenhouse and Adam C. Stettner are also controlling principals of AWM. The business address AWM Investment Company, Inc. is c/o Special Situations Funds, 527 Madison Avenue, Suite 2600, New York, NY 10022.
(2)	According to a Schedule 13G filed with the SEC on January 25, 2023, as of January 16, 2023, Beedie beneficially owned 7,968,750 common shares, consisting of 7,968,750 common shares issuable upon the exercise of warrants issued to Beedie in connection with the Loan. Each of (i) Beedie Holdings Limited, a British Columbia corporation (“BHL”), which 100% owns and controls Beedie; (ii) Beedie (2020) Family Trust (the “Trust”), a Canadian Resident Trust, which 100% owns and controls BHL; (iii) 4358 Investments Limited, a British Columbia corporation (“4358”), which is the trustee and has sole control of the Trust; and (iv) Ryan Beedie, an individual Canadian citizen, who 100% owns and controls 4358, may be deemed to beneficially own the 7,968,750 Common Shares issuable upon the exercise of the warrants held directly by Beedie.
(3)	Represents 682,157 shares held directly by Mr. Pare, 172,500 vested options or options that vest within 60 days of March 20, 2023 and does not include 18,750 unvested options. 220,833 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and does not include 66,667 of restricted share units not yet vested.
(4)	Represents 759,095 shares held directly by Ms. Sumner, 18,750 vested options or options that vest within 60 days of March 20, 2023 and does not include 37,500 unvested options. 11,034 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and does not include 3,678 of restricted share units not yet vested.
(5)	Represents 17,323 shares held directly by Mr. Edwards, 18,750 vested options or options that vest within 60 days of March 20, 2023 and does not include 37,500 unvested options. 83,334 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and does not include 33,333 of restricted share units not yet vested.

(6)	Represents 15,058 shares held directly by Mr. Sukyas, 11,667 vested options or options that vest within 60 days of March 20, 2023 and does not include 23,333 unvested options, 30,000 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and no unvested portion.
(7)	Represents 2,000 shares held directly by Ms. Pang, 53,059 vested options or options that vest within 60 days of March 20, 2023 and there are no unvested options, 17,686 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and no unvested portion at March 20, 2023.
(8)	Represents 1,000 shares held directly by Ms. Fellowes, 53,059 vested options or options that vest within 60 days of March 20, 2023 and there are no unvested options, 17,686 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and no unvested portion at March 20, 2023.
(9)	Represents 888,826 shares held directly by Mr. Taylor, 207,735 vested options or options that vest within 60 days of March 20, 2023 and does not include 104,167 unvested options, 131,801 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and 52,083 restricted share units not yet vested.
(10)	Represents 162,332 shares held directly by Mr. Gordon, 53,059 vested options or options that vest within 60 days of March 20, 2023 and there are no unvested options, 20,686 vested restricted share units or restricted share units that vest within 60 days of March 2-, 2023 and no unvested portion at March 20, 2023
(11)	Represents 516,479 shares held directly by Mr. Quarin, 53,059 vested options or options that vest within 60 days of March 20, 2023 and there are no unvested options, 29,936 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and no unvested portion at March 20, 2023.
(12)	Represents 4,113,458 shares held directly by Mr. Wells, 53,059 vested options or options that vest within 60 days of March 20, 2023 and there are no unvested options, 20,686 vested restricted share units or restricted share units that vest within 60 days of March 20, 2023 and no unvested portion at March 20, 2023.

Changes in ownership by major shareholders

To the best of the Company’s knowledge, there have been no changes in the ownership of the Company’s shares by its significant shareholders other than as disclosed herein.

Voting Rights

The Company’s major shareholders do not have different voting rights.

Shares Held in the United States

The following table indicates, as of March 20, 2023, the total number of Common Shares issued and outstanding, the approximate total number of holders of record of Common Shares, the number of holders of record of Common Shares with U.S. addresses, the portion of the outstanding Common Shares held by U.S. holders of record, and the percentage of Common Shares held by U.S. holders of record. This table does not indicate beneficial ownership of Common Shares.

			Number of	Percentage of
	Total Number of		Common Shares	Common Shares
	Common Shares	Number of U.S.	Held by U.S.	Held by U.S.
Total Number of	Issued and	Holders of	Holders of	Holders of
Holders of Record	Outstanding	Record)	Record(1)	Record
4,019	34,649,697	705	6,052,568	17.4%

B.Related Party Transactions

Not applicable

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

Regulatory Actions

During the financial year ended December 31, 2022, there were no: (a) penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority; (b) other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision; and (c) settlement agreements the Company entered into before a court relating to securities legislation or with a securities regulatory authority.

B.Significant Changes

Except as otherwise disclosed herein, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the fiscal year ended December 31, 2022.

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

On September 27, 2022, the Company received a letter from Nasdaq indicating that the Company was not in compliance with Bid Price Rule because the closing bid price per share for the Company’s common shares had closed below $1.00 for the previous 30 consecutive business days. The Company was given until March 27, 2023, to regain compliance with the Bid Price Rule. On March 28, 2023, the Company was granted an additional 180-day grace period, or until September 25, 2023, to regain compliance with the Bid Price Rule following the Company’s notification to Nasdaq that it would seek to implement a reverse stock split, if necessary, to regain compliance with the Bid Price Rule. To regain compliance with the Bid Price Rule and qualify for continued listing on the Nasdaq Capital Market, the minimum bid price per share of the Company’s Common Shares must be at least $1.00 for at least 10 consecutive business days on or prior to September 25, 2023. If the Company fails to regain compliance during the additional compliance period, then Nasdaq will notify the Company of its determination to delist the Company’s Common Shares, at which point the Company would have an opportunity to appeal the delisting determination to a Panel, but there can be no assurance that the Panel would grant the Company’s request for continued listing.

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

The following is a summary of certain provisions of the Company’s articles of continuance dated August 14, 2017 and the articles of amendment dated November 27, 2019 (the “Articles”), and by-laws (“By-Laws”) as well as the material terms and provisions of the Common Shares and other outstanding securities issued by the Company.

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

Placement Agency Agreement – September 13, 2021

In connection with the September 2021 Offering, the Company and A.G.P. entered into a placement agency agreement (the “September Placement Agency Agreement”) dated September 13, 2021, pursuant to which A.G.P. agreed to serve as the placement agent to the Company in the September 2021 Offering. Pursuant to the terms of the September Placement Agency Agreement, the Company paid A.G.P. a cash fee equal to 6.5% of the gross proceeds from the securities placed by A.G.P. in the September 2021 Offering. The Company also agreed to reimburse A.G.P. for (i) reasonable accountable legal expenses incurred by the A.G.P. in connection with the September 2021 Offering up to the amount of US$100,000 and (ii) non-accountable expenses up to the amount of US$15,000 including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et. al, and any other expenses incurred by the A.G.P. in connection with the September 2021 Offering. The non-accountable expenses were paid to A.G.P. on September 15, 2021.

Securities Purchase Agreement – July 18, 2022

On July 18, 2022, the Company entered into the July Purchase Agreement with two U.S. institutional investors, for the purchase of an aggregate of 3,551,852 Common Shares and warrants to purchase up to 3,551,852 Common Shares, at a combined purchase price of US$1.35, resulting in total gross proceeds of approximately US$4.8 million before deducting placement agent commissions and other offering expenses. The warrants have an exercise price of US$1.39, are exercisable any time after January 21, 2023 and will expire on

July 21, 2027. The Company closed on the July Private Placement on July 21, 2022. On August 15, 2022, The Company filed a registration statement on Form F-3 (File No. 333-266874) to register the Common Shares and the Common Shares underyling the warrants sold in the July Private Placement. The registration statement on Form F-3 was declared effective on August 29, 2022.

Placement Agency Agreement – July 18, 2022

In connection with the July Private Placement, the Company and A.G.P entered into a placement agency agreement (the “July Placement Agency Agreement”) dated June 18, 2022, pursuant to which A.G.P. agreed to serve as the placement agent to the Company in the July Private Placement. Pursuant to the terms of the July Placement Agency Agreement, the Company paid A.G.P. a cash fee equal to 6.5% of the gross proceeds from the securities placed by A.G.P. in the July Private Placement. The Company also agreed to reimburse A.G.P for (i) reasonable accountable legal expenses incurred by the A.G.P. in connection with the July Private Placement up to the amount of US$50,000 and (ii) non-accountable expenses up to the amount of US$15,000 including, but not limited to, IPREO software related expenses, background check(s), tombstones, marketing related expenses; i.e. roadshow, et. al, and any other expenses incurred by the A.G.P. in connection with the July Private Placement. The non-accountable expenses were paid to A.G.P. on July 21, 2022.

Credit Agreement – January 13, 2023

On January 13, 2023, the Company entered the Loan with Beedie with maximum available funds of $15 million.  $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of US$1 million tranches. The amount outstanding under the Loan will bear interest at 12.5% per annum, comprised of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest will be charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee will be charged monthly at a rate of 1.5% per annum on the undrawn amount of the Standby Facility. The Company paid a commitment fee of 1.5% of the Loan. The lender has also been granted a board observer right. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on January 13, 2027.

On initiation of the debt facility on January 13, 2023, 7,968,750 common share purchase warrants were issued to Beedie.  Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030.  In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such aubsequent advance divided by the exercise price of such subsequent warrants.

Under the Credit Facility, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total secured debt leverage ratio.

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

U.S. Holders

Taxation of Distributions to U.S. Holders

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution of cash or other property (other than certain distributions of the Company’s shares or rights to acquire the Company’s shares) paid on the Company’s Common Shares to the extent the distribution is paid out of the Company’s current or accumulated earnings and profits (as determined under United States federal income tax principles). Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Common Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares (the treatment of which is described under “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to U.S. Holders” below). [Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions, if issued, will generally be reported to U.S. Holders as dividends.]

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

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Common Shares to Non-U.S. Holders

A Non-U.S. Holder of our Common Shares will not be subject to U.S. federal income or withholding tax on gain realized on the sale or other taxable disposition of our Common Shares, unless: such gain is effectively connected with the conduct by the holder of a U.S. trade or business; or in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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

Not applicable.

Item 15.Disclosure Controls and Procedures.

Evaluation of Disclosure Controls & Procedures

Management is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure, including to ensure that information required to be disclosed by the Company in reports that the Company files or submits under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management, under the oversight of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the CEO and the CFO concluded that, as of December 31, 2022 the Company’s disclosure controls and procedures (as defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) were ineffective as a result of material weaknesses identified in the Company’s internal control over financial reporting, which is further described below.

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

Notwithstanding the material weaknesses, management has concluded that the Company’s audited consolidated financial statements as at and for the year ended December 31, 2022, present fairly, in all material respects, the Company’s financial position, statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows in accordance with IFRS.

Management’s Annual Report on Internal Controls over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with IFRS. There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time. Except for the material weaknesses described below, there were no changes in the Company’s Internal Control over Financial Reporting that occurred during the period ended December 31, 2022 that has materially affected or reasonably likely to materially affect the Company’s Internal Control over Financial Reporting.

An evaluation of the design and effectiveness of the Company’s internal controls over financial reporting was carried out by management, under the supervision of the CEO and CFO. In making this evaluation, the CEO and CFO used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013). Based on this evaluation, the CEO and CFO have concluded that the Company’s internal control over financial reporting was ineffective as of December 31, 2022 due to the material weaknesses described below. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that our management identified related to the following:

●	Company did not have sufficient resources, including contractors, in place throughout the reporting period with the appropriate training and knowledge of internal controls to monitor the design, implementation and operating effectiveness of internal control over financial reporting
●	the Company’s review controls in various financial reporting processes did not operate with sufficient precision, particularly with respect to the determination of the appropriate period in which to recognize revenue and expenses;
●	the Company did not maintain adequate review controls to ensure that complex accounting areas such as business combinations, impairment of non-financial assets, financial instruments, revenue recognition and accounting for income tax provisions were appropriately recorded in accordance with IFRS; and
●	the Company did not effectively design and maintain appropriate segregation of duties and controls over the effective preparation, review and approval, and associated documentation of journal entries.

These material weaknesses resulted in material misstatements, which were corrected, prior to the release of the consolidated financial statements as of and for the year ended December 31, 2022.

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

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022, has not been audited by our independent registered public accounting firm due to an exemption for emerging growth companies established by the JOBS Act.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.[Reserved]

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

The Code was amended and restated on July 9, 2021. During the year ended December 31, 2022, no waivers or requests for exemptions from the Code were either requested or granted. The Code, as amended and restated, may be viewed on our website at www.viqsolotuions.com/investors/governance-documents.

Item 16C. Principal Accountant Fees and Services.

We have appointed Ernst & Young LLP as our independent registered public accounting firm. The following table sets forth information regarding the amount billed and accrued to us by Ernst & Young LLP for the fiscal year ended December 31, 2022 and 2021:

Type of Service Provided	2022		2021
Audit fees(1)		$497,000	NIL
Audit-related fees(2)		NIL	NIL
Tax fees(3)	$	NIL	NIL
Total		$497,000	NIL

Notes:

(1)	“Audit fees” include the aggregate fees billed by the Company’s external auditor for professional services rendered by the external auditor for the audit of the Company’s financial statements, reviews of interim financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements.
(2)	“Audit-related fees” include the aggregate fees billed for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit of the Company’s financial statements and are not reported under “Audit Fees”.
(3)	“Tax fees” include the aggregate fees billed for professional services rendered by the Company’s external auditor for tax compliance, tax advice, and tax planning and include corporate tax returns

KPMG LLP acted as our independent registered public accounting firm until September 29, 2022. The following table sets forth information regarding the amount billed and accrued to us by KPMG for the fiscal year ended December 31, 2021 and the first two quarter of 2022:

Type of Service Provided	2022	2021
Audit fees(1)	$277,000	$981,857
Audit-related fees(2)	NIL	$64,200
Tax fees(3)	NIL	$83,416
Total	$277,000	$1,129,473

The Audit Committee reviews and pre-approves all non-audit services to be provided to the Company by its external auditors.

Item 16D.Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.Change in Registrant’s Certifying Accountant.

On September 29, 2022, our independent registered public accounting firm, KPMG LLP resigned at the Company’s request. The reports of KPMG LLP on our financial statements for the fiscal years ended December 31, 2021 and 2020 and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for the fiscal years ended December 31, 2021 and 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change the independent registered public accounting firm was recommended and approved by our Board.

During our fiscal years ended December 31, 2021 and 2020 and through September 29, 2022, the date of resignation, (a) there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG LLP, would have caused it to make reference thereto in its reports on the financial statements for such years and (b) there were no “reportable events” that would be required to be described under Item 16F(a)(1)(v) of Form 20-F in connection with our Annual Report, except that, in connection with the preparation of our financial statements as of December 31, 2021 management identified material weaknesses in our internal controls as described in Item 15(b) of the Company’s annual report on Form 20-F for the year ended December 31, 2021. These material weaknesses have not been remediated as of December 31, 2022.

On September 29, 2022, our Board approved the the resignation of KPMG LLP and appointment of Ernst & Young LLP as our new independent registered public accounting firm to audit our financial statements. During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim periods through the date hereof prior to the engagement of Ernst & Young LLP, neither we, nor someone on our behalf, has consulted Ernst & Young LLP regarding:

(i)	either: the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and either a written report was provided to us or oral advice was provided that the new independent registered public accounting firm concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or
(ii)	any matter that was either the subject of a disagreement as defined in paragraph 304(a)(1)(iv) of Regulation S-K or a reportable event as described in paragraph 304(a)(1)(v) of Regulation S-K.

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

Majority Independent Directors: The Company does not follow Nasdaq Stock Market Rule 5605(b)(1), which requires companies to have a majority of the board of directors comprised of “Independent Directors” as defined in Nasdaq Stock Market Rule 5605(a)(2). In lieu of following Nasdaq Stock Market Rule 5605(b)(1), the Company follows the rules of the TSX as set out in the TSX Company Manual (the “TSX Policy”). The TSX Policy requires that at least two (2) members of the board of directors be “Independent Directors” as defined in the TSX Policy. It is not a requirement that a majority of the directors be independent. In addition, the Company follows the Corporate Governance Guidelines, which require that a majority of the directors be independent.

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

Audit Committee Charter: The Company does not follow Nasdaq Stock Market Rule 5605(c)(1), which requires companies to adopt a formal written audit committee charter that specifies the scope of its responsibilities and the means by which it carries out those responsibilities; the outside auditor’s accountability to the audit committee; and the audit committee’s responsibility to ensure the independence of the outside auditor. In lieu of following Nasdaq Stock Market Rule 5605(c)(1), the Company follows the rules set out in National Instrument 52-110 - Audit Committees (“NI 52-110”), which states that the audit committee must have a written charter that sets out the audit committee’s mandate and responsibilities. A few of the audit committee’s responsibilities include the nomination and compensation of an external auditor and review the Company’s financial statements, among others.

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

Shareholder Meeting Quorum Requirements: The Company does not follow Nasdaq Stock Market Rule 5620(c) which requires that the minimum quorum requirement for a meeting of shareholders be 33 1/3 % of the outstanding common shares. In addition, Nasdaq Stock Market Rule 5620(c) requires that an issuer listed on Nasdaq state its quorum requirement in its by-laws.  In lieu of following Nasdaq Stock Market Rule 5620(c), the Company follows Canadian corporate law. The Company’s by-laws provide that two or more holders of shares carrying not less in aggregate than 5% of the votes entitled to be voted at the meeting present in person or represented by proxy shall be considered quorum. The quorum requirement in the by-laws is consistent with applicable Canadian laws and corporate practices.

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

Board Diversity Matrix (as March 30, 2023)

Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8

				Non-
	Female	Male		Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	5		—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			1
LGBTQ+			—
Did Not Disclose Demographic Background			—

Item 16H.Mine Safety Disclosure.

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17.Financial Statements.

See “Item 18, “Financial Statements”.

Item 18.Financial Statements.

Our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are included at the end of this Annual Report. The auditors’ report of Ernst & Young LLP for the year ended December 31, 2022 and KPMG LLP for the year ended December 31, 2021 and 2020 are included herein immediately preceding the audited consolidated financial statements.

Item 19.Exhibits.

Exhibit	Description	Incorporation by Reference
		Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation.	20-F	001-40717	1.1	May 2, 2022

1.2	Articles of Continuance of VIQ Solutions Inc.	S-8	333-257263	4.1	June 18, 2021

1.2	VIQ Solutions Inc. By-law 1.	S-8	333-257263	4.2	June 18, 2021

1.3	VIQ Solutions Inc. By-law 2.	S-8	333-257263	4.3	June 18, 2021

1.4	VIQ Solutions Inc. Stock Option Plan.	S-8	333-257263	4.4	June 18, 2021

1.5	VIQ Solutions Inc. Deferred Share Unit Plan.	S-8	333-257263	4.5	June 18, 2021

1.6	VIQ Solutions Inc. Omnibus Equity Incentive Plan.	S-8	333-257263	4.6	June 18, 2021

2.1*	Description of Securities.

6.1	Form of Securities Purchase Agreement dated July 18, 2022.	6-K	001-40717	99.1	July 21, 2022

6.2	Placement Agent Agreement between the Registrant and A.G.P./Alliance Global Partners dated July 18, 2022.	6-K	001-40717	99.2	July 21, 2022

6.3	Form of Warrant dated July 21, 2022.	6-K	001-40717	99.4	July 21, 2022

6.4	Form of Registration Rights Agreement dated July 21, 2022.	6-K	001-40717	99.5	July 21, 2022

6.5†	Credit Agreement dated as of January 13, 2023, by and between the Company and Beedie Investments Ltd.	6-K	001-40717	99.1	January 25, 2023

8.1*	Subsidiaries of the Registrant.

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

19.1*	Corporate Disclosure Policy

23.1*	Consent of EY LLP

23.2*	Consent of KPMG LLP

99.1*	Audit Committee Charter

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

**Furnished herewith.

†Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

#Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

VIQ SOLUTIONS INC.

	By:	/s/ Sebastien Paré

Chief Executive Officer (Principal Executive Officer)

Date: March 31, 2023

68

VIQ Solutions Inc.

Consolidated Financial Statements

and Report of Independent Registered Public Accounting Firm thereon

As of December 31, 2022 and December 31, 2021 and for the three years ended December 31, 2022

(Expressed in United States dollars)

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of VIQ Solutions Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of VIQ Solutions Inc. (the “Company”) as of December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flow for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and its financial performance and its cash flows for the year then ended in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

We also audited the adjustments described in Note 4 that were applied to restate the 2021 consolidated financial statements for measurement period adjustments in accordance with IFRS 3 Business Combinations. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2021 and 2020 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 and 2020 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2022.

Toronto Canada

March 30, 2023

KPMG LLP

Vaughan Metropolitan Centre

100 New Park Place
Suite 1400

Vaughan, ON Canada L4K 0J3

Telephone (905) 265-5900

Fax (905) 265-6390
www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of VIQ Solutions Inc.:

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments made to retrospectively adjust the purchase price allocation relating to measurement period adjustments for the business combination as described in Note 4, the consolidated statement of financial position of VIQ Solutions Inc. (the Company) as of December 31, 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). The 2021 consolidated financial statements before the effects of the adjustments described in Note 4 are not presented herein. In our opinion, the consolidated financial statements, before the effects of the adjustments made to retrospectively adjust the purchase price allocation relating to measurement period adjustments for the business combination as described in Note 4, present fairly, in all material respects the financial position of the Company as of December 31, 2021 and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We were not engaged to audit, review, or apply any procedures to the adjustments related to the retrospective change described in Note 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

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

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
We served as the Company’s auditor from 2020 to 2022.

Vaughan, Canada
May 2, 2022

VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars)

	December 31, 2022	December 31, 2021
		Restated (note 4)
Assets
Current assets
Cash	$1,657,571	$10,583,534
Trade and other receivables, net of allowance for doubtful accounts (notes 5, 6)	5,305,728	5,594,368
Income tax recoverable (note 21)	104,670	—
Inventories	37,807	49,557
Prepaid expenses and deposits	2,050,661	2,054,793
Non-current assets	9,156,437	18,282,252

Restricted cash	463,743	303,945
Property and equipment (note 7)	1,432,133	460,974
Right-of-use assets,net (note 19)	1,058,600	1,134,493
Intangible assets, net (notes 4, 8)	10,731,917	14,928,984
Goodwill (notes 4, 8)	12,047,048	12,440,557
Deferred tax assets (note 21)	655,004	464,800
Total assets	$35,544,882	$48,016,005

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$5,937,880	$5,679,628
Income tax payable (note 21)	45,212	97,784
Share-based payment liability (note 11)	31,487	551,201
Derivative warrant liability (note 10)	290,712	1,862,876
Current portion of long-term debt (note 9)	8,634,258	1,109,713
Current portion of lease obligations (note 20)	487,673	287,901
Contract liabilities	1,745,415	1,003,187
Non-current liabilities	17,172,637	10,592,290

Deferred tax liability (note 21)	868,643	1,224,640
Long-term debt (note 9)	19,812	11,999,108
Long-term contingent consideration (note 4)	—	166,603
Long-term lease obligations (note 20)	718,575	900,868
Other long-term liabilities	1,121,805	1,042,938
Total liabilities	19,901,472	25,926,447

Shareholders’ Equity
Capital stock (note 11)	74,690,527	72,191,764
Contributed surplus	5,892,192	4,842,208
Accumulated other comprehensive income (loss)	(1,214,354)	74,526
Deficit	(63,724,955)	(55,018,940)
Total shareholders’ equity	15,643,410	22,089,558
Total liabilities and shareholders’ equity	$35,544,882	$48,016,005

Subsequent events (note 24)

See accompanying notes to consolidated financial statements.

Approved by the Board	Signed “Larry Taylor”	Signed “Sebastien Paré”
	Larry Taylor, Director	Sebastien Paré, CEO and Director

VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars)

	Year ended December 31
	2022	2021	2020
Revenue (note 16)	$45,843,929	$31,046,812	$31,749,693
Cost of sales	23,918,226	16,123,853	15,599,437
Gross profit	21,925,703	14,922,959	16,150,256

Expenses (note 17)
Selling and administrative expenses	24,526,303	19,119,713	11,034,902
Research and development expenses	734,115	1,092,108	1,074,178
Stock-based compensation (note 12)	2,779,312	8,495,189	725,316
Gain on revaluation of options (note 11)	(1,511,399)	(1,028,055)	—
Gain on revaluation of RSUs (note 11)	(550,260)	(242,595)	—
Gain on revaluation of the derivative warrant liability (note 10)	(4,255,017)	(1,368,180)	—
Foreign exchange loss (gain) (note 22)	(452,068)	22,130	(132,306)
Depreciation (notes 7, 19)	579,249	257,099	445,995
Amortization (note 8)	5,508,954	4,384,502	4,813,248
Interest expense (note 9)	1,052,618	1,331,100	4,934,517
Accretion and other financing costs (note 9)	1,231,194	967,106	1,216,949
Loss (gain) on contingent consideration (note 4)	80,071	(332,569)	(946,503)
Loss on revaluation of conversion feature liability (note 9)	—	—	1,308,440
Loss on repayment of long-term debt (note 9)	—	—	1,497,804
Loss on extinguishment of debt (note 9)	747,865	—	—
Impairment of goodwill and intangible assets	—	—	2,258,369
Impairment of property and equipment (note 7)	15,246	—	—
Restructuring costs	323,075	432,702	—
Business acquisition costs	433,372	539,734	19,058
Other income	(1,291)	(12,003)	(10,373)
Total expenses	31,241,339	33,657,981	28,239,594

Current income tax (recovery) expense (note 21)	(105,256)	(875)	106,986
Deferred income tax (recovery) expense (note 21)	(504,365)	944,602	(1,051,018)
Income tax (recovery) expense (note 21)	(609,621)	943,727	(944,032)
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Exchange gain (loss) on translating foreign operations	(1,288,880)	153,432	56,152
Comprehensive loss for the year	$(9,994,895)	$(19,525,317)	$(11,089,154)
Net loss per share (note 13)
Basic	(0.28)	(0.74)	(0.62)
Diluted	(0.28)	(0.74)	(0.62)
Weighted average number of common shares outstanding – basic (note 13)	31,648,001	26,448,594	18,080,533
Weighted average number of common shares outstanding – diluted (note 13)	31,648,001	26,448,594	18,080,533

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in United States dollars)

					Accumulated other	Total
	Capital stock		Contributed		comprehensive	Shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance as at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558
Comprehensive loss for the year	—	—	—	(8,706,015)	(1,288,880)	(9,994,895)
Shares issued due to Private Placement (note 10)	3,551,852	1,898,271	—	—	—	1,898,271
Shares issued due to Crown Capital debt amendment (note 9)	1,078,901	442,626	—	—	—	442,626
Shares issued due to exercise of restricted share units (note 11)	137,227	157,866	(214,539)	—	—	(56,673)
Stock-based compensation (note 12)	—	—	1,264,523	—	—	1,264,523
Balance as at December 31, 2022	34,649,697	$74,690,527	$5,892,192	$(63,724,955)	$(1,214,354)	$15,643,410

					Accumulated other	Total
	Capital stock		Contributed		comprehensive	Shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399
Comprehensive income (loss) from continuing operations for the period	—	—	—	(19,678,749)	153,432	(19,525,317)
Shares issued due to Private Placement (note 10)	4,235,294	13,485,003	—	—	—	13,485,003
Shares issued due to exercise of stock options (note 11)	203,333	393,313	(147,153)	—	—	246,160
Shares issued due to exercise of warrants (note 11)	1,123,878	2,746,706	(654,430)	—	—	2,092,276
Shares issued due to exercise of restricted share units (note 11)	727,785	5,332,191	(6,006,736)	—	—	(674,545)
Stock-based compensation (note 12)	—	—	6,679,582	—	—	6,679,582
Balance at December 31, 2021	29,881,717	$72,191,764	$4,842,208	$(55,018,940)	$74,526	$22,089,558

					Accumulated
					other	Total
	Capital stock		Contributed		comprehensive	Shareholders’
	Number	Amount	surplus	Deficit	loss	equity
Balance as at December 31, 2019	10,852,617	$21,987,937	$4,552,528	$(24,194,885)	$(135,058)	$2,210,522
Comprehensive income (loss) for the year	—	—	—	(11,145,306)	56,152	(11,089,154)
Issuance of common shares in private placement, net of issuance costs (notes 10,11)	4,705,900	13,747,345	—	—	—	13,747,345
Shares issued due to exercise of stock options (note 11)	92,500	129,982	(46,416)	—	—	83,566
Shares issued due to exercise of warrants and warrant repricing (notes 10, 11)	1,154,759	1,940,925	3,324	—	—	1,944,249
Shares issued due to convertible note (note 9)	6,785,651	12,428,362	—	—	—	12,428,362
Stock-based compensation (note 12)	—	—	461,509	—	—	461,509
Balance as at December 31, 2020	23,591,427	$50,234,551	$4,970,945	$(35,340,191)	$(78,906)	$19,786,399

See accompanying notes to consolidated financial statements.

VIQ Solutions Inc.

Consolidated Statements of Cashflow

(Expressed in United States dollars)

	Year ended December 31
	2022	2021	2020
Cash provided by (used in)
Operating activities
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Items not affecting cash:
Depreciation (notes 7, 19)	579,249	257,099	445,995
Amortization (note 8)	5,508,954	4,384,502	4,813,249
Stock-based compensation (notes 11, 12)	2,779,312	8,495,189	725,316
Loss on revaluation of conversion feature liability (note 9)	—	—	1,308,440
Loss on repayment of long-term debt (note 9)	—	—	1,497,804
Accretion and other financing costs (note 9)	1,231,194	967,106	1,216,949
Interest expense (note 9)	1,052,617	1,331,100	4,934,517
Income tax (recovery) expense (note 21)	(609,621)	943,727	(944,032)
(Loss) gain on contingent consideration (note 4)	80,071	(332,569)	(946,503)
Gain on revaluation of options, RSUs, and derivative warrant liability (notes 10,11)	(6,316,676)	(2,638,830)	—
Impairment of goodwill and intangibles (note 4)	—	—	2,258,369
Impairment of property and equipment (note 7)	15,246	—	—
Payment of taxes (note 21)	—	(113,853)	—
Loss on extinguishment of debt (note 9)	747,865	—	—
Other income	(1,291)	(12,003)	(10,373)
Foreign exchange (gain) loss (note 22)	(452,068)	22,130	(132,306)
Unrealized foreign exchange (gain) loss	360,190	139,250	174,251
Changes in non-cash operating working capital (note 14)	1,395,097	(2,002,506)	(773,287)
Cash provided by (used in) operating activities	(2,335,876)	(8,238,407)	3,423,083
Investing activities
Purchase of property and equipment (note 7)	(1,202,489)	(79,204)	(202,297)
Business acquisitions (note 4)	(298,927)	(9,135,131)	(4,411,500)
Earn out payment (note 4)	(539,380)	(2,600,536)	(377,312)
Development costs related to internally generated intangible assets (note 8)	(1,828,983)	(2,364,733)	(1,642,783)
Change in restricted cash	(234,286)	(261,110)	(5,299)
Cash used in investing activities	(4,104,065)	(14,440,714)	(6,639,191)

Financing activities
Issuance of share capital, net of issuance costs (notes 10, 11)	4,053,476	16,715,000	13,747,345
Issuance cost reimbursement	—	1,673	—
Proceeds from debt, net of issuance costs (note 9)	—	—	4,827,175
Proceeds from exercise of stock options (note 11)	—	246,160	10,568
Proceeds from exercise of warrants (note 11)	—	2,092,276	1,859,963
Payment of amendment fees on debt (note 9)	(239,880)	—	—
Repayment of debt (note 9)	(4,761,890)	(1,070,275)	(838,031)
Repayment of lease obligations (note 20)	(270,795)	(150,924)	(338,276)
Payment of interest on debt (note 9)	(1,040,596)	(1,277,202)	(1,052,576)
Payment of interest on lease obligations (note 20)	(114,131)	(34,712)	(53,549)
Cash provided by (used in) financing activities	(2,873,816)	16,521,996	18,162,619

Net increase (decrease) in cash for the year	(8,813,757)	(6,157,125)	14,946,511
Cash, beginning of year	10,583,534	16,835,671	1,707,654
Effect of exchange rate changes on cash	(112,206)	(95,012)	181,506
Cash, end of year	$1,657,571	$10,583,534	$16,835,671

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

VIQ was incorporated by articles of incorporation in the province of Alberta in November 2004. On June 21, 2017, the Company continued under articles of continuance in the province of Ontario. The Company’s head offices are located at 700 – 5915 Airport Road, Mississauga, Ontario, L4V 1H1. VIQ is a public company and the Company graduated from the Toronto Venture Exchange to the Toronto Stock Exchange in 2021. The Company’s common shares began trading on the TSX and Nasdaq, under trading symbol VQS, at the market open on January 21, 2021, and August 12, 2021, respectively.

On December 13, 2021, the Company acquired the assets of Auscript Australasia Pty Ltd. (“Auscript”).  Refer to note 4 for details on the acquisition.

2.Basis of preparation

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements have been prepared using the accounting policies in note 3.  The preparation of consolidated financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 2d and 3.

These consolidated financial statements have been authorized for issue in accordance with a resolution from the Board of Directors on March 30, 2023.

(b)	Basis of measurement

The consolidated financial statements have been prepared under the historical cost convention, except for the revaluation of certain financial assets and financial liabilities to fair value as noted below. Presentation of the consolidated statements of financial position differentiates between current and non-current assets and liabilities. The consolidated statements of loss and comprehensive loss are presented using the function classification of expenses.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(c)	Functional currency, presentation currency and foreign currency translation

The financial results of each subsidiary consolidated in the Company’s consolidated financial statements are measured using the subsidiary’s functional currency, which is the currency of the primary economic environment in which the entity operates for each of the Company’s wholly owned subsidiaries. The following are the functional currencies of each of the subsidiaries:

Company/Subsidiary	Functional currency
VIQ Solutions Inc.	CAD
Dataworxs Systems Limited	CAD
VIQ Solutions, Inc.	USD
VIQ Australia PTY Ltd.	AUD
Dataworxs Systems Australia Ltd.	AUD
VIQ Solutions PTY Ltd.	AUD
VIQ Solutions Australia PTY Ltd.	AUD
VIQ PTY Ltd.	AUD
VIQ Australia Services PTY Ltd.	AUD
VIQ Services Inc.	USD
Net Transcripts, Inc.	USD
Hometech, Inc.	USD
Transcription Express, Inc.	USD
VIQ Media Transcription Inc.	USD
wordZexpressed, Inc.	USD
VIQ Solutions (UK) Limited	GBP
VIQ Services (UK) Limited	GBP
The Transcription Agency LLP	GBP

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

USD / CAD exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	0.7370	0.7874	0.7847
Average rate for the year	0.7685	0.7976	0.7480

USD / AUD exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	0.6805	0.7261	0.7708
Average rate for the year	0.6940	0.7525	0.6901

USD / GBP exchange rate	December 31, 2022	December 31, 2021	December 31, 2020
Closing at the reporting date	1.2103	1.3510	1.3648
Average rate for the year	1.2368	1.3762	1.2831

The financial statements of entities that have a functional currency different from the presentation currency of USD are translated into USD as follows: assets and liabilities at the closing rate at the date of the consolidated statement of financial position and income and expenses at the average rate of the period as this is considered a reasonable approximation to actual rates. All resulting changes are recognized in other comprehensive income (loss) as Exchange gain (loss) on translating foreign operations.

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

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

(d)	Use of estimates and judgements

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of the Company’s accounting policies and the amounts reported in the consolidated financial statements and the related notes. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. These estimates have been applied in a manner consistent with that in prior periods and there are no known trends, commitments, events or uncertainties that the Company believes will materially affect the assumptions utilized in these consolidated financial statements. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions to estimates are recognized prospectively. The estimates are impacted by many factors, some of which are highly uncertain, and actual results may differ from those estimates

The continuing uncertainty around the outbreak of the novel coronavirus (“COVID-19”) pandemic required the use of judgments and estimates in the preparation of the consolidated financial statements for the years ended December 31, 2022 and 2021. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant impact to the reported amounts of assets, liabilities, revenue and expenses in these and any future consolidated financial statements. Examples of accounting estimates and judgments that may be impacted by the pandemic include, but are not limited to, impairment of goodwill and intangible assets and allowance for doubtful accounts.

The areas with significant judgements and estimates are as follows:

●	Stock-based compensation – Management uses judgment to determine the inputs to the Black-Scholes option pricing model including the expected option life volatility and forfeiture rates for equity issued under the Company’s stock option plan. Changes in these assumptions will impact the calculation of fair value and the amount of compensation expense recognized in the consolidated statements of loss and comprehensive loss.
●	Warrants – Similar to other stock-based compensation, management uses judgment to determine the inputs to the Black-Scholes option pricing model including the volatility and expected life. Changes in these assumptions will impact the calculation of fair value and the value attributed to the warrants.
●	Internally generated development costs – Management monitors the progress of internal research and development projects and uses judgment to distinguish research from the development phase. Expenditures during the research phase are expensed as incurred. Development costs are recognized as an intangible asset when the Company can demonstrate certain criteria in accordance with IAS 38, Intangible Assets.
●	Functional currency – The functional currency of the Company and its subsidiaries requires management judgment and it has been assessed by management based on consideration of the currency and economic factors that mainly influence revenues, operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the future determination of the Company’s and its subsidiaries’ functional currency.
●	Income taxes – At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits. The Company’s effective income tax rate can significantly vary quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

●	Allocation of the transaction price to multiple performance obligations in contracts with customers - Contracts with customers sometimes include promises to deliver multiple products and services. Determining whether such bundled products and services are considered i) distinct performance obligations that should be separately recognized, or ii) non-distinct and therefore should be combined with another good or service and recognized as a combined unit of accounting may require judgment. The determination of the standalone selling price (“SSP”) is based on the selling prices charged by the Company when it sells each of the products and services separately. The total transaction price is allocated to each of the distinct performance obligations using the relative SSP of the various products and services. In general, SSP for support and maintenance is established as a percentage of the software license fee as supported by internal analysis of similar vendor contracts. SSP for licenses as well as for professional services is established based on observable prices for the same or similar services when sold separately. Management exercises judgment in determining whether a contract’s outcome can be estimated reliably. Management also applies estimates in the calculation of future contract costs and related profitability as it relates to labour hours and other considerations, which are used in determining the value of amounts recoverable on contracts and timing of revenue recognition. Estimates are continually and routinely revised based on changes in the facts relating to each contract.
●	Allowance for doubtful accounts - The Company performs impairment testing annually for accounts receivable in accordance with IFRS 9, Financial Instruments (“IFRS 9”). The expected credit loss (“ECL”) model requires judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results were used to calculate the run rates of default, which were then applied over the expected life of the trade receivables, adjusted for forward-looking estimates.
●	Goodwill impairment testing and recoverability of assets – Goodwill and indefinite-life intangible assets are reviewed annually for impairment, or more frequently when there are indicators that impairment may have occurred, by comparing the carrying value of the asset, or the cash-generating unit (“CGU”) reflecting the lowest level at which assets generate independent cash flows, to the asset or CGU’s recoverable amount. Management uses judgment in assessing the CGUs and estimates the recoverable values of the Company’s CGUs by using internally developed valuation models that consider various factors and assumptions including earnings margins, revenue growth rates, discount rates and terminal growth rates.. The use of different assumptions and estimates could influence the determination of the existence of impairment and the valuation of goodwill and indefinite-life intangible assets. The recoverable amounts of the CGUs are estimated based on the assessment of the higher of their value in use using a discounted cash flow approach and fair value less cost to sell.
●	Purchase price allocation – In a business combination, all identifiable assets acquired, and liabilities and contingent liabilities assumed are recorded at their fair values. For any intangible asset acquired, management or where the complexity of the estimate requires, an independent valuation expert at the direction of management, develops the fair value using appropriate valuation techniques, which are generally based on a forecast of the revenue attributable to the acquired business, annual customer attrition rates and royalty rates, earnings before interest, taxes, depreciation and amortization and discount rates. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. All acquisitions have been accounted for using the acquisition method. Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last no greater than one year from the acquisition date.
●	Contingent consideration - The Company measures the contingent consideration payable in a business combination at the estimated fair value at each reporting date. The fair value is estimated based on the range of possible outcomes and management’s assessment of the likelihood of each outcome.
●	Incremental borrowing rate used to discount leases – The Company’s incremental borrowing rate is used to estimate the initial value of the lease liability and associated right-of-use asset. The Company’s incremental borrowing rate is determined with reference to the Company’s long-term debt, which represents the amount that the Company could borrow at within a similar time frame.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

●	Property and equipment and definite life Intangible assets - the recoverability of plant and equipment and definite life intangible assets are amortized over their useful economic lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates.

3.Significant accounting policies

i)	Significant accounting policies

Basis of consolidation

The consolidated financial statements of the Company include the accounts of VIQ and the consolidated accounts of all of its wholly owned subsidiaries including (i) the operations of VIQ Solutions, Inc.; (ii) the operations of Dataworxs Systems Limited and its wholly owned subsidiary Dataworxs Australia Pty Ltd. (collectively, “Dataworxs”); (iii) the operations of VIQ Australia Pty. Limited and its wholly-owned subsidiaries VIQ Solutions Pty. Ltd. , VIQ Solutions Australia PTY Ltd, VIQ Pty Ltd and VIQ Australia Services Pty Ltd. (collectively, “VIQ Australia Pty Limited”), (iv) the operations of VIQ Services Inc. and its wholly owned subsidiaries, Net Transcripts, Inc., Transcription Express, Inc., HomeTech, Inc., VIQ Media Transcription Inc. (“VIQ Media”), and wordZXpressed, Inc., and (v) the operations of VIQ Solutions (UK) Limited, and its wholly owned subsidiary VIQ Services (UK) Limited and The Transcription Agency LLP (“TTA”).

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

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

Restricted cash

Restricted cash is recorded at fair value. Changes to fair value are recorded in the consolidated statements of loss and comprehensive loss in the period incurred. Restricted cash is required to satisfy operating lease and customer contractual requirements.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. Rates and basis of depreciation applied to write off the cost of property and equipment to their residual values over their estimated useful lives are as follows:

Furniture and fixtures	10-13 years
Computer , software and transcription in equipment	3-4 years
Leasehold improvements	Over the term of the lease

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

Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at fair value, which comprises the purchase price plus any directly attributable costs of preparing the asset for its intended use.

The Company’s acquired intangible assets consist of customer relationships, acquired technology, non-compete agreements and brands acquired in business combinations. These intangible assets are recorded at their fair value at the respective acquisition date. The Company uses the income approach as a valuation technique that calculates the fair value of an intangible asset based on the present value of future cash flows that the asset can be expected to generate over its remaining useful life. The discounted cash flow (“DCF”) is the methodology used, which is a form of the income approach that begins with a forecast of the annual cash flows a market participant would expect the subject intangible asset to generate over a discrete projection period. The future cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the intangible assets’ projected cash flows, again, from a market participant perspective. The Company relies on the relief-from-royalty method to value the acquired technology and brand and the Multi-Period Excess Earnings Method (“MEEM”) to value customer relationship assets. After initial recognition, intangible assets are measured at cost less accumulated amortization and impairment losses.

The estimated useful lives at acquisition date for the Company’s classes of intangible assets are as follows:

Acquired technology	5 years
Customer relationships	4.8 – 13 years
Brands	1 – 2 years
Non-compete agreements	Term of agreement

The estimated useful life and amortization methods are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to an impairment test as described below. The Company’s internally generated intangible assets consist of developed technologies. The Company incurs costs associated with the design and development of new products. Expenditures during the research phase are expensed as incurred. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Internally generated software development costs recognized as intangible assets are carried at cost less any accumulated amortization on a straight- line basis over 3 years after they are completed.  These assets are subject to an impairment test as described below.

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

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date. Business acquisition costs incurred are expensed and included in transaction costs. Measurement period adjustments are adjustments that arise from additional information obtained during the “measurement period” (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill.

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

On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. Determining whether goodwill is impaired requires an estimation of the higher of fair value less costs of disposal and value in use of the CGUs to which goodwill has been allocated. The value in use calculation requires management to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value.

Capital stock

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. The proceeds from the issuance of units (shares and warrants) are bifurcated between capital stock and warrants, with the value of the warrants determined using the Black-Scholes option pricing model.

Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statements of loss and comprehensive loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or FVTPL. The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in the consolidated statements of loss and comprehensive loss. Financial assets measured at amortized cost are comprised of trade receivables.
●	FVOCI – Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at FVOCI. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in the consolidated statements of loss and comprehensive loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to net loss. The Company does not hold any financial assets measured at FVOCI.
●	Mandatorily FVTPL– Assets that do not meet the criteria to be measured at amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets mandatorily measured at FVTPL are comprised of cash and cash equivalents.
●	Designated at FVTPL – On initial recognition, the Company may irrevocably designate a financial asset to be measured at FVTPL in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in the consolidated statements of loss and comprehensive loss. The Company does not hold any financial assets designated to be measured at FVTPL.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation that best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, “principal” is defined as the fair value of the financial asset on initial recognition. “Interest” is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money. The Company measures all equity investments at fair value. Changes in fair value are recorded in the consolidated statements of loss and comprehensive loss. The Company does not hold any equity investments.

Impairment of financial assets

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at FVTPL. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions.

The Company applies the simplified approach for trade receivables. Using the simplified approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses. For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position sheet as a deduction from the gross carrying amount of the financial asset. Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at FVTPL for which transaction costs are immediately recorded in the consolidated statements of loss and comprehensive loss.

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

IFRS 9 contains three classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The classification for each class of the Company’s financial assets and financial liabilities is as follows:

Financial assets and liabilities	IFRS 9 Classification
Cash and restricted cash	Amortized cost
Trade and other receivables	Amortized cost
Trade and other payables	Amortized cost
Long-term debt	Amortized cost
Share-based payment liability	FVTPL
Derivative warrant liability	FVTPL

Compound financial instruments

Convertible notes issued with warrants are evaluated as to whether any embedded derivatives need to be separated from the host instrument. In accordance with IAS 32.31 for compound financial instruments, because equity instruments are defined as contracts evidencing a residual interest in the assets of an entity after deducting all of its liabilities, the warrants are assigned the residual amount of the consideration after deducting the fair value of the liability components and are subsequently carried at historical cost. The liability components represent the host debt and the embedded conversion feature.

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

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unit issuances comprising one common share and one-half or one warrant share are segregated between the capital stock and warrant value components at the date of issue. The fair value of the capital stock component is calculated using the share price at the date of the issuance. The fair value of the warrants is calculated using the Black-Scholes pricing model. Amounts allocated to each component are allocated using the relative fair value basis.

Leases

In accordance with IFRS 16, Leases (“IFRS 16”), at inception of a contract, the Company assesses whether the contract is or contains a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. In addition, the right-of-use asset is periodically adjusted for certain remeasurements of the lease liability.

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

Impairment of property and equipment, definite-life intangible assets and goodwill

For purposes of assessing impairment under IFRS, assets are grouped in CGUs, the lowest levels for which the group of assets can generate largely independent cash inflows. The Company has six CGUs, which consist of VIQ Australia, VIQ US, VIQ Media, VIQ UK, Dataworx and VIQ Solutions Inc., and the CGUs with goodwill or indefinite-lived intangible assets are tested for impairment at least annually. All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value in use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures is directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount rates have been determined for each of the CGUs and reflect their respective risk profile as assessed by management. Impairment losses for the CGUs reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the asset’s recoverable amount exceeds its carrying amount only to the extent that the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

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

Revenue recognition

Revenue represents the amount of consideration the Company expects to receive for the delivery of products and services in its contracts with customers, net of discounts and sales taxes. The Company reports revenue mainly under eight revenue categories, being, Technology services, Software license, Support and maintenance, Software as a service (“SaaS”), Subscription, Professional services, and Hardware and other.

Revenue is recognized upon transfer of control of products or services to customers at an amount that reflects the transaction price the Company expects to receive in exchange for the products or services. The Company’s contracts with customers may include the delivery of multiple products and services, which are generally capable of being distinct and accounted for as separate performance obligations. The accounting for a contract or contracts with a customer that contain multiple performance obligations requires the Company to allocate the contract or contracts’ transaction price to the identified distinct performance obligations.

Technology services revenue consists of fees charged for recurring services provided to our customers. Technology service revenue is recognized when the service is delivered to the customer. The Company has select customers where a flat rate is charged and revenue is recognized over time.

Software license revenue is composed of non-recurring license fees charged for the use of the Company’s software products generally licensed under perpetual arrangements and to a lesser extent sale of third-party license software. The Company sells on- premises software licenses on a perpetual basis. On-premises software licenses are bundled with software maintenance and support services for a term. The license component and maintenance and support components are each allocated revenue using their relative estimated SSP. Revenue from the license of distinct software is recognized at the time that both the right to use the software has commenced and the software has been made available to the customer.

Support and maintenance and other recurring revenue primarily consist of fees charged for customer support on the Company’s software products post-delivery. Certain of the Company’s contracts with customers contain provisions that require the customer to agree to first-year support and maintenance in order to maintain the active right to use a perpetual license. Support and maintenance and other recurring revenue primarily consists of fees charged for customer support on software products post- delivery.

Revenue from SaaS arrangements, which allows customers to use hosted software over a term without taking possession of the software, is provided on a subscription basis. Revenue from the SaaS arrangement, which includes the hosted software and maintenance and digital transcription services, is recognized ratably over the term of the subscription.

Professional service revenue consists of fees charged for customization, implementation, integration, training and ongoing services associated with the Company’s software products and technology services. Professional services are typically billed on a time and material basis and revenue is recognized over time as the services are performed. For professional services contracts billed on a fixed price basis, revenue is recognized over time based on the proportion of services performed. Hardware revenue includes the resale of third-party hardware that forms part of the overall customer solutions. Hardware revenue is recognized when the goods are shipped.

Cost of sales

Cost of sales for the technology segment includes the cost of finished goods inventory, costs related to shipping and handling and expenses relating to software support services. Cost of sales for the technology services segment includes production wages and other associated costs.

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

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination that do not affect either accounting or taxable income or loss.

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

Stock-based compensation

The Company has a stock option plan, a Deferred Share Units (“DSU”) plan, a Performance Share Units (“PSU”) plan and a Restricted Share Units (“RSU”) plan, with units under such plans awarded to certain employees and directors.

The fair value of the stock options granted that represent equity awards are measured using the Black-Scholes option pricing model. For stock options, the model considers each tranche with graded vesting features as a separate share option grant. Forfeitures for the stock options are estimated on the grant date and revised if the actual forfeitures differ from previous estimates. This fair value is recognized as share-based compensation expense over the vesting periods, with a related credit to contributed surplus. The contributed surplus balance is reduced as options are exercised through a credit to share capital. The consideration paid by option holders is credited to share capital when the options are exercised.

The fair value of PSUs and RSUs granted that represent equity awards are measured at the value of the common shares.   This fair value is recognized as share-based compensation expense over the vesting periods, with a related credit to contributed surplus. The contributed surplus balance is reduced as PSUs and RSUs are exercised through a credit to share capital.

Eligible executives and directors may elect to receive RSUs equivalent in value of common shares of the Company in lieu of certain cash payments. Share-based compensation expense is recorded in the year of receipt of the RSUs and changes in the fair value of outstanding RSUs, including deemed dividend equivalents, are recorded as an expense in the period that they occur with a corresponding increase to the liability.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Eligible directors and officers may be granted awards of DSUs, PSUs and RSUs equivalent in value of the Shares of the Company.   DSUs, PSUs and RSUs vest after three to five years and are settled in equity or cash at the end of the restriction period or in the case of DSUs when the executive is no longer employed with the Company.

The holders of the DSUs will only be able to redeem the DSUs in shares upon cessation of their service with the Company; therefore, the Company records DSUs as equity. Grants of DSUs are recorded at fair value in selling and administrative expense at the time of grant. The quoted market price of the underlying shares on the grant date is considered to be equivalent to fair value for the DSUs. The charge to equity for DSUs is not updated to fair value at each subsequent reporting period. Upon settlement, the amount recognized in contributed surplus for the award is reclassified to share capital, with any premium or discount applied to deficit.

Government assistance

The Company recognizes government grants when there is reasonable assurance that the grant will be received, and any conditions associated with the grant have been met. Grants that compensate the Company for expenses incurred are recognized in the consolidated statements of loss and comprehensive loss as a reduction of the related expenses in the period in which they are earned, provided the conditions for receiving the grant are met in that period.

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

Comprehensive loss

Comprehensive loss consists of net loss and other comprehensive income (loss). Other comprehensive income (loss) represents changes in shareholders’ equity and includes foreign exchange gains and losses on the translation of the financial statements of the Company’s foreign operations into its presentation currency and is presented as accumulated other comprehensive income (loss) on the consolidated statements of financial position. The Company’s net loss per share presented on the consolidated statements of loss and comprehensive loss is based upon its net loss and not its comprehensive loss.

(ii) Standards and interpretations issued and effective

IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”)

Amendments to IAS 37 were issued in May 2020, and are effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendments address identifying onerous contracts and specify the cost of fulfilling a contract, which includes all costs directly related to the contract. These include incremental direct costs and allocations of other costs that relate directly to fulfilling the contract. The Company has concluded that there is no impact of adopting these amendments on its consolidated financial statements.

IFRS 3, Business Combinations (“IFRS 3”)

Amendments to IFRS 3 were issued in May 2020, and are effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendments update references within IFRS 3 to the 2018 Conceptual Framework and require that the principles in IAS 37 be used to identify liabilities and contingent assets arising from business combination. The Company has concluded there is no impact of adopting these amendments on its consolidated financial statements.

The following new and amended standards did not have a significant impact on the Company’s consolidated financial statements.

●	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

●	Annual Improvements to IFRS Standards 2018–2020.
●	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16).

(iii) Standards and interpretations issued but not yet effective

Deferred Tax related assets and liabilities arising from a Single Transaction (Amendments to IAS 12)

The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences – e.g. leases and decommissioning liabilities. The amendments apply for annual reporting periods beginning on or after January 1, 2023. For leases and decommissioning liabilities, the associated deferred tax asset and liabilities will need to be recognized from the beginning of the earliest comparative period presented, with any cumulative effect recognized as an adjustment to retained earnings or other components of equity at that date. For all other transactions, the amendments apply to transactions that occur after the beginning of the earliest period presented. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier adoption is permitted. The Company is currently assessing the impact of this new amendment.

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously “significant”) accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently assessing the impact of these amendments.

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

Other standards

The following new and amended standards are not expected to have a significant impact on the Company’s consolidated financial statements.

●	Reference to Conceptual Framework (Amendments to IFRS 3).
●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).
●	IFRS 17, Insurance Contracts and amendments to IFRS 17, Insurance Contracts.

4. 2021 Acquisition

On December 13, 2021, the Company, through its Australia subsidiary VIQ Solutions Australia Pty Ltd., acquired certain assets of Auscript Australasia Pty Ltd. (“Auscript”). Auscript is a leading supplier of secure court recording and transcription services for courts and law firms throughout Australia and complements the Company’s transcription services business.  As part of this transaction, $150,000 was paid as contingent consideration via a performance-based earn-out paid in August 2022. The acquisition was funded by utilizing cash on hand; $7,496,856 was paid during 2021 and an additional $298,927 was paid for the final working capital adjustment contemplated in the purchase agreement and based on final negotiations between the Company and the Seller on August 5, 2022.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The acquisition completed during the year ended December 31, 2021 was determined to be a business combination and was accounted for using the acquisition method in accordance with IFRS 3, with the results of operations consolidated with those of the Company effective December 13, 2021 for Auscript.

The Company has retrospectively adjusted the purchase price allocation and restated the previously reported consideration and goodwill, intangible customer relationship, intangible brands and deferred tax liabilities in accordance with the requirements of IFRS 3 in regards to measurement period adjustments.  The measurement period adjustment of $298,927 relates to additional consideration paid upon the finalization and settlement of the working capital adjustment with the seller.  The total consideration for the Auscript acquisition and the purchase price allocation (“PPA”) is as follows:

	Previously
	Reported at		Restated at
	December 31,		December 31,
	2021	Adjustment	2021
Consideration
Cash (i)	$7,496,856	$298,927	$7,795,783
Contingent consideration	150,000	—	150,000
Total consideration	$7,646,856	$298,927	$7,945,783

Identifiable assets acquired and liabilities assumed
Trade and other receivables, net of allowance for doubtful accounts	2,124,687	—	2,124,687
Prepaid expenses and deposits	168,009	—	168,009
Property and equipment	283,394	—	283,394
Right-of-use assets	912,910	—	912,910
Trade and other payable and accrued liabilities	(1,886,414)	—	(1,886,414)
Current portion of contract liabilities	(44,313)	—	(44,313)
Lease obligations	(911,101)	—	(911,101)
Deferred tax liability	(852,557)	(25,374)	(877,931)
Customer relationships	2,552,075	152,940	2,705,015
Non-compete	57,030	—	57,030
Brand	734,256	13,904	748,160
Goodwill	$4,508,880	$157,457	$4,666,337

(i)	Cash consideration was recorded in Trade and other payables and accrued liabilities as at December 31, 2021 and was paid on August 5, 2022.

2020 acquisition:

On January 31, 2020, the Company through its US subsidiary, VIQ Media Transcription Inc., acquired 100% of the assets of ASC. ASC was a provider of transcription services focused on the multi-speaker transcription market, serving both government and public ‘content creation space’ and complementing the Company’s transcription services business. As part of this transaction, an estimated $2,038,596 was to be paid as contingent consideration via a performance-based earn-out payable quarterly over 30 months. With respect to the contingent consideration, the Company had agreed to make quarterly payments to the sellers between July 15, 2020 and April 15, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,948,083 which is the expected payout based on forecast revenues at that date, discounted using a risk-adjusted discount rate of 20.6 percent.

On December 23, 2021, the Company entered into a settlement agreement with the former owners of ASC to settle all earnout payment obligations in the amount of $1,165,770 and recorded a gain on settlement of $130,220. The total contingent consideration payable to ASC at December 31, 2022 was $nil (2021 - $nil and 2020 - $1,145,677).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

On February 26, 2020, the Company, through its US subsidiary VIQ Services Inc., acquired 100% of the shares of WordZXpressed Inc. WordZ is a provider of English transcription services to medical service providers and to insurance companies in the USA and complements the Company’s transcription services business. As part of this, an estimated $1,671,670 was to be paid as contingent consideration via a performance-based earnout payable quarterly over 36 months. The Company had agreed to make quarterly payments to the sellers between October 1, 2020 and July 1, 2023 based on the achievement of quarterly revenue targets as defined in the purchase agreement. At the date of acquisition, contingent consideration was measured on a discounted cash flow basis, reflecting the present value of undiscounted expected future payments of $2,175,231, which is the expected payout based on forecast revenues, discounted using a risk-adjusted discount rate of 16.1%.

The acquisitions completed during the year ended December 31, 2020 were each determined to be a business combination and were accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective January 31, 2020 for ASC and February 26, 2020 for WordZ During the year ended December 31, 2022, the Company further revised the forecasted quarterly revenue target achievements and reported a loss on contingent consideration of $80,071 for Wordz (2021 - $202,350, which is comprised of a loss on contingent consideration of $32,621 for the additional earnout payable for WordZ and a gain on contingent consideration of $234,971 for the reduction in earnout payable for ASC and 2020 - $946,503 was reported as a gain on contingent consideration of which $89,449 was recorded as additional earnout payable for ASC and $1,035,952 was recorded as a reduction in earnout payable for WordZ). Additionally, accretion expense of $29,669 was recorded during the year ended December 31, 2022 for WordZ (2021 - $455,675 and 2020 - $377,312 was recorded for ASC and WordZ). Earnout payments totaling $389,380 (2021 - $1,434,766 and 2020 - $377,312 were made to previous owners of ASC and WordZ) were made to the previous owners of WordZ.

As at December 31, 2022, total contingent consideration payable to WordZ sellers is $258,003 (December 31, 2021 - $523,926 and 2020 - $744,696), of which $258,003 (December 31, 2021 - $357,323 and 2020 - $314,845) is recorded as trade and other payables and accrued liabilities, and $nil has been recorded as long-term contingent consideration (December 31, 2021 - $166,603 and 2020 - $429,851).

5.Trade and other receivables

	December 31, 2022	December 31, 2021
Trade accounts receivable	$4,956,613	$4,423,315
Other receivable (note 6)	748,585	1,487,255
Less: allowance for doubtful accounts	(399,470)	(316,202)
	$5,305,728	$5,594,368

As at December 31, 2022, other receivable relates to unbilled revenue of $634,226 (December 31, 2021 - $807,067), government assistance receivable of $nil (December 31, 2021 – $574,703) and sales tax receivable and other receivables of$114,359 (December 31, 2021- $105,485).

6.Government assistance

Australian Business Wage Subsidies

During 2021, the Australian government introduced programs to support Australian businesses whose revenues were impacted by the COVID-19 pandemic. During the year ended December 31, 2022, there were no government wage subsidies (2021 – $208,077 and 2020 - $2,017,189) recognized as a reduction to the related payroll expenses in the consolidated statements of loss and comprehensive loss.

U.S. Employee Retention Credit Program

During 2021, the Company determined it was qualified for the U.S. Employee Retention Credit. The Company received $224,812 as at December 31, 2022 (2021 - $1,453,735 and 2020 - $nil).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

As at December 31, 2022, there is no outstanding balance reported on the consolidated statements of financial position for assistance receivable (2021 - $574,703) in trade and other receivables. The $574,703 receivable at December 31, 2021 was collected during the year ended December 31, 2022.

7.Property and equipment

Details of the Company’s property and equipment as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance				Balance
	December 31,			Foreign	December 31,
	2021	Additions	Impairment	exchange	2022
Cost
Furniture and fixtures	$321,833	12,086	—	(15,040)	$318,879
Computer, software, and transcription equipment	1,812,771	1,180,809	(15,246)	(93,264)	2,885,070
Buildings – leasehold improvements	43,051	9,594	—	(2,090)	50,555
	2,177,655	1,202,489	(15,246)	(110,394)	3,254,504
Accumulated depreciation
Furniture and fixtures	240,611	12,022	—	(15,362)	237,271
Computer, software, and transcription equipment	1,473,012	152,157	—	(90,711)	1,534,458
Buildings – leasehold improvements	3,058	48,284	—	(700)	50,642
	1,716,681	212,463	—	(106,773)	1,822,371
Net book value	$460,974				$1,432,133

	Balance				Balance
	December 31,	Acquisitions	Additions/	Foreign	December 31,
	2020	(Note 4)	Disposals	exchange	2021
Cost
Furniture and fixtures	$268,018	31,842	746	21,227	$321,833
Computer, software, and transcription equipment	1,499,729	218,696	78,458	15,888	1,812,771
Buildings – leasehold improvements	4,920	38,114	—	17	43,051
	1,772,667	288,652	79,204	37,132	2,177,655
Accumulated depreciation
Furniture and fixtures	219,306	—	13,844	7,461	240,611
Computer, software, and transcription equipment	1,335,406	—	111,884	25,722	1,473,012
Buildings – leasehold improvements	2,120	—	938	—	3,058
	1,556,832	—	126,666	33,183	1,716,681
Net book value	$215,835				$460,974

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

8.Intangible assets and goodwill

Details of the Company’s intangible assets as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance
	December 31, 2021		Foreign	Balance
	(Restated)	Additions	exchange	December 31, 2022
Cost
Customer relationships	$15,612,098	—	(308,448)	$15,303,650
Technology	470,000	—	—	470,000
Non-compete	176,140	—	(57,195)	118,945
Brand	2,389,443	—	(10,154)	2,379,289
Patents	15,232	—	—	15,232
Internally generated intangible assets	9,371,951	1,828,983	(613,556)	10,587,378
	$28,034,864	1,828,983	(989,352)	$28,874,495
Accumulated amortization
Customer relationships	6,361,535	2,722,780	(25,830)	9,058,485
Technology	290,499	179,501	—	470,000
Non-compete	56,744	69,687	—	126,431
Brand	349,495	1,601,285	(5,619)	1,945,161
Patents	—	—	—	—
Internally generated intangible assets	6,047,607	935,701	(440,807)	6,542,501
	13,105,880	5,508,954	(472,256)	18,142,578
Net book value	$14,928,984			$10,731,917

					Balance
	Balance				December 31,
	December 31,	Acquisitions		Foreign	2021
	2020	(note 4)	Additions	exchange	(Restated)
Cost
Customer relationships	$11,775,697	3,785,815	—	50,586	$15,612,098
Technology	470,000	—	—	—	470,000
Non-compete	51,031	124,580	—	529	176,140
Brand	1,520,899	856,141	—	12,403	2,389,443
Patents	—	—	15,232	—	15,232
Internally generated intangible assets	7,015,035	—	2,349,501	7,415	9,371,951
	$20,832,662	4,766,536	2,364,733	70,933	$28,034,864
Accumulated amortization
Customer relationships	4,099,565	—	2,260,372	1,598	6,361,535
Technology	196,499	—	94,000	—	290,499
Non-compete	19,638	—	37,105	—	56,743
Brand	133,921	—	215,574	—	349,495
Patents	—	—	—	—	—
Internally generated intangible assets	4,264,687	—	1,777,451	5,470	6,047,608
	8,714,310	—	4,384,502	7,068	13,105,880
Net book value	$12,118,352				$14,928,984

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Details of the Company’s goodwill as of December 31, 2022 and December 31, 2021 are listed as follows:

	Balance
	December 31, 2021	Foreign	Balance
	(Restated)	exchange	December 31, 2022
VIQ Australia	$5,350,379	$(313,564)	$5,036,815
Dataworxs	141,504	(9,058)	132,446
VIQ US	3,570,275	—	3,570,275
VIQ Media	2,614,802	—	2,614,802
VIQ UK	763,597	(70,887)	692,710
	$12,440,557	$(393,509)	$12,047,048

				Balance
	Balance	Acquisitions	Foreign	December 31, 2021
	December 31, 2020	(note 4)	exchange	(Restated)
VIQ Australia	$650,001	$4,666,337	$34,041	$5,350,379
Dataworxs	141,018	—	486	141,504
VIQ US	3,570,275	—	—	3,570,275
VIQ Media	2,614,802	—	—	2,614,802
VIQ UK	—	763,597	—	763,597
	$6,976,096	$5,429,934	$34,527	$12,440,557

Impairment testing for cash-generating units containing goodwill

The annual impairment test of goodwill was performed as of December 31, 2022. The recoverable amount of the Company’s CGUs were assessed using the higher of value in use or fair value less cost to sell.

●	Value in use was estimated using a discounted cash flow approach over a discrete period. Cash flows for the terminal years are estimated using terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events. The Company has made certain assumptions in determining the cash flow projections based over a five-year period from 2023 to 2027 and include management’s best estimate of expected market conditions. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses. The Company determined the forecasted cash flows based on earnings margins, revenue growth rate and the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGUs.
●	Fair value less cost to sell was estimated by using a discounted cash flow approach, similar to the approach under the value in use amounts, but adjusted for market participant assumptions and estimates. The market participant assumptions and estimates include cost savings for outsourcing of cost of sales and the assessment of multiples of operating performance of comparable entities and precedent transactions.

The Company made certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to the earnings margins, revenue growth rates, discount rates and terminal growth rates.

Goodwill is allocated to groups of CGUs, based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to groups of CGUs that are expected to benefit from the synergies and future growth of the business combination from which the goodwill arose. The Company makes judgments in determining CGUs and the allocation of goodwill to groups of CGUs for the purpose of impairment testing. During 2022, we have grouped the VIQ Solutions PTY Ltd. and Auscript CGUs into the VIQ Australia CGU on the basis that the VIQ Australia CGU is the level in which management monitors goodwill.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

With respect to the VIQ Solutions Inc. CGU, there are no goodwill or indefinite-life intangible assets associated with that CGU and no triggering events as at December 31, 2022. Consequently, no further impairment analysis was performed on that CGU.

For each of the following CGUs, or group of CGUs, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on value in use:

		Revenue	Terminal
	Carrying value of	growth	growth
	goodwill	rate	rate	Pre-tax discount
VIQ Australia	$5,036,815	3%	2%	12.9%
Dataworxs	132,446	3%	2%	12.9%
VIQ US	3,570,275	3%	2%	12.9%
VIQ Media	2,614,802	3%	2%	12.9%
VIQ UK	692,710	3%	2%	12.9%
	$12,047,048

The Company did not recognize an impairment charge related to its goodwill in 2022 because the recoverable amounts of the CGUs, or groups of CGUs, exceeded their carrying values.

9.Long-term debt

		Word Z		HomeTech
	Crown	Promissory	WordZ SBA	VTB Loan
	Capital (a)	note (b)	Loan	(b)	Total
Balance as at December 31, 2021	$11,472,235	$323,551	$—	$203,322	$11,999,108
Add: current portion	308,892	446,552	114,269	240,000	1,109,713
	$11,781,127	$770,103	$114,269	$443,322	$13,108,821
Interest expense	900,202	29,667	238	—	930,107
Accretion expense	244,611	64,521	—	40,217	349,349
Interest payment	(1,005,758)	(34,600)	(238)	—	(1,040,596)
Debt repayment	(4,015,669)	(411,952)	(114,269)	(220,000)	(4,761,890)
Amendment fee	(239,880)	—	—	—	(239,880)
Loss on extinguishment of debt	747,865	—	—	—	747,865
Foreign exchange translation	(439,707)	—	—	—	(439,707)
Balance as at December 31, 2022	$7,972,791	$417,739	$—	$263,540	$8,654,070
Less: Current portion	(7,972,791)	(417,739)	—	(243,728)	(8,634,258)
	$—	$—	$—	$19,812	$19,812

		Word Z		Transcription
	Crown Capital	Promissory	WordZ SBA	Express VTB	HomeTech
	(a)	note (b)	Loan	Loan (b)	VTB Loan (b)	Total
Balance as at December 31, 2020	$11,093,400	$617,751	$45,923	$—	$381,725	$12,138,799
Add: current portion	304,746	446,552	214,307	280,531	240,000	1,486,136
	$11,398,146	$1,064,303	$260,230	$280,531	$621,725	$13,624,935
Interest expense	1,232,349	49,890	—	5,892	—	1,288,131
Accretion expense	347,372	102,462	—	—	61,597	511,431
Interest payment	(1,231,369)	(39,109)	(832)	(5,892)	—	(1,277,202)
Debt repayment	—	(407,443)	(145,129)	(280,531)	(240,000)	(1,073,103)
Foreign exchange translation	34,629	—	—	—	—	34,629
Balance as at December 31, 2021	$11,781,127	$770,103	$114,269	$—	$443,322	$13,108,821
Less: Current portion	(308,892)	(446,552)	(114,269)	—	(240,000)	(1,109,713)
	$11,472,235	$323,551	$—	$—	$203,322	$11,999,108

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

a.Crown Capital Funding Partner LP note payable

During the year ended December 31, 2018, the Company entered into a secured debt facility with Crown Capital Funding Partner LP (“Crown”) of $11,055,000 (CAD$15,000,000) bearing an interest rate of 10% payable quarterly. The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on November 28, 2023. Additionally, during the period ended September 30, 2020, the Company cancelled 450,000 previously issued common share purchase warrants and reissued new warrants to reflect a price per share equal to CAD$2.06 (the “Exercise Price”) until expiry on November 28, 2023. As a result of this modification, the Company recorded $84,287 (CAD$111,387) reflecting the incremental fair value of the warrant associated with the amendment as a reduction in the carrying value of the note payable as at September 30, 2020. The Company incurred fees of $353,115 (CAD$450,000) associated with establishing the amended debt facility, which was recorded as a reduction in the carrying value of the note payable. These fees remain unpaid and is added to the Company’s outstanding principal. These fees accrue interest at 10% and repayment is due on November 28, 2023. During the year ended December 31, 2022, the Company recorded interest expense of $900,202 (2021 - $1,232,349 and 2020 - $1,409,961).

The difference between the face value and ascribed value of the Crown Capital note payable is being accreted over the remaining life of the debt facility. Corresponding transaction costs were netted against the face value of the debt facility and are recognized as accretion and other financing expense over the term of the loan. During the year ended December 31, 2022, there was $244,611 recorded (2021 - $347,372 and 2020 - $313,112) as accretion and other financing expense related to the note payable in the consolidated statements of loss and comprehensive loss.

The Company signed an amendment related to the Crown debt facility that required the Company to pay $4,005,768 (CAD$5,000,000) of the principal balance on March 30, 2022 and pay an amendment fee of approximately $239,880 (CAD $300,000). The interest on the Crown Debt facility remained at 10% annual interest and future interest payments were reduced to the reduced principal amount. The amendment did not result in the terms of the original agreement being substantially modified; as such the transaction is accounted for as a modification of the old debt. The amended secured debt facility waived the Fixed Charge Coverage Ratio for the quarter ended December 31, 2022 and the Net Debt to EBITDA ratio for quarters ended March 31, 2022 and June 30, 2022. Additional financial covenants were added to the amended Crown debt facility, which include restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure (including internally generated intangible assets and capitalized assets) in each of the respective quarters ended June 30, 2022, September 30, 2022 and December 31, 2022. As at December 31, 2022, the Company was in compliance with the additional financial covenants.

On July 14, 2022, the Company signed an amendment to the Crown debt facility which removed entirely the Fixed Charge Coverage Ratio and Net Debt to EBITDA covenants for the term of the facility. The covenants relating to the restrictions on the amount of selling, administrative and research and development costs and restrictions on capital expenditure for the quarter ended September 30, 2022 and December 31, 2022 were unchanged.

The July 14, 2022 amendment resulted in the terms of the agreement being substantially modified; as such the transaction is accounted for as an extinguishment of the old debt. The Company recognized a loss on extinguishment of debt of $747,865 and the new debt was recognized at fair value of $7,701,650.

In addition, the Company has agreed to make certain payments to the lender in the event that there is a balance outstanding under the debt facility as at certain periods in time. Such fees, if applicable, are payable in cash or common shares, at the Company’s sole discretion. As at December 31, 2022, the Company issued 1,078,901 common shares to Crown Capital Funding, LP in connection with these payments.  Total payments were valued at $442,626.

See Note 24 for subsequent events for repayment of Crown debt facility on January 13, 2023.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

b.Unsecured promissory notes

Unsecured promissory notes have been issued to the former owners of acquired companies. As part of the acquisition of Transcription Express, the Company issued an unsecured promissory note to the former owners of Transcription Express with a face value of $1,666,227, bearing interest at 10% per annum. During the year ended December 31, 2019, the terms of the Transcription Express unsecured promissory note were amended, with the principal and accrued interest to be paid monthly beginning on July 31, 2019 to the period ended April 30, 2021. As at December 31, 2021, this unsecured promissory note has been paid in full.

As part of the acquisition of HomeTech, the Company issued an unsecured interest-free promissory note to the former owners of HomeTech with a face value of $1,200,000, to be paid monthly for 60 months in equal installments of $20,000 beginning February 25, 2019 to the period ending January 25, 2024. The Company recorded the unsecured promissory note by discounting the principal amounts due using a market annual interest rate of 12%. The difference between the present value and the face value is being accreted over the term of the unsecured promissory notes.

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

d.U.S. Paycheck Protection Program Loan

During the year ended December 30, 2022, the Company repaid $114,269 of the loan balance (2021 - $145,129).

The minimum remaining principal repayments of debt under all agreements are as follows:

	Crown	wordZ promissory	HomeTech
	Capital	note	VTB loan	Total
2023	$7,701,650	$432,939	$260,000	$8,394,589
2024	—	—	20,000	20,000
	$7,701,650	$432,939	$280,000	$8,414,589

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

10.Derivative warrant liability

On July 21, 2022, the Company completed a private placement offering to institutional investors (“PIPE”). Under the PIPE, the Company sold 3,551,852 units (the “Units”) at a price of $1.35 per Unit for gross proceeds to the Company of approximately $4,800,000 before the deduction of any fees and other PIPE expenses. Each Unit consists of one common share of the Company (a “Common Share”) and one Common Share purchase warrant (“Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share at an exercise price of $1.39. The Warrants will be exercisable beginning on January 21, 2023 and will expire on July 21, 2027. Issuance costs of $741,000 were incurred with $344,000 being recorded as a reduction of common shares and $397,000 recorded in accretion and other financing costs.

On September 15, 2021, the Company closed its direct offering with institutional investors (the “Offering”). Under the Offering, the Company sold 4,235,294 units (the “Units”) at a price of $4.25 per Unit for gross proceeds to the Company of approximately $18,000,000 before the deduction of any fees and other estimated Offering expenses. Each Unit consists of one and one-half of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”). A total of 2,117,647 Warrants were issued. Each Warrant entitles shareholder thereof to purchase one Common Share (a “Warrant Share”) at an exercise price of $5.00. The Warrants is exercisable as at March 15, 2022 and will expire five years from the issuance date on September 14, 2026.

In accordance with IFRS, a contract for the issuance of equity instruments that fails to meet the fixed for fixed criteria, i.e., issue a fixed number of shares for a fixed amount of cash or another financial asset, fails to meet the definition of equity. The exercise price for the Warrants issued under the PIPE and Offering are denominated in USD currency, which differs from the CAD functional currency of the issuing entity. As a result, the warrants are recorded as a derivative warrant liability since the Company will be receiving cash in a currency other than the issuing entity’s functional currency and therefore is deemed to be variable.

The derivative warrant liabilities are measured at fair value with changes in fair value recognized in the consolidated statements of loss and comprehensive loss at each year-end. The derivative warrant liabilities will ultimately be converted into the Company’s equity (common shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

The Company uses the Black-Scholes pricing model to estimate fair value at initial recognition and at each reporting date. The Company considers expected volatility of its common shares in estimating its future stock price volatility. The risk-free interest rate for the life of the Warrants was based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of issue and at the time of revaluation. The life of warrant is based on an estimated exercise term. The following are assumptions used by the Company to fair value at initial recognition and the year ended December 31, 2022:

PIPE July 21, 2022

	December 31, 2022	July 21, 2022 initial
	year end	recognition
Fair value (CAD)	$0.10	$0.93
Share price (CAD)	$0.36	$1.41
Exercise price (CAD)	$1.89	$1.79
Expected volatility	77.1%	69.9%
Risk free rate	3.50%	3.06%
Expected life (years)	4.55	5.0
Expected dividends	0%	0%

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Offering September 15, 2021

	December 31, 2022	December 31, 2021	September 15, 2021
	Year end	Year End	initial recognition
Fair value (CAD)	$0.02	$1.12	$1.93
Share price (CAD)	$0.36	$3.11	$4.43
Exercise price (CAD)	$6.78	$6.35	$6.33
Expected volatility	75%	64.7%	62%
Risk free rate	3.67%	1.22%	0.83%
Expected life (years)	3.71	4.71	5.0
Expected dividends	0%	0%	0%

For the year ended December 31, 2022, a gain on revaluation of derivative warrant liabilities was recorded in the amount of $4,255,017 (2021 - $1,368,180).

As at December 31, 2022, there were 5,669,499 warrants outstanding and nil exercised (2021 – 2,117,647 and nil exercised).

11.Capital stock

Omnibus Equity Incentive Plan

On April 29, 2021, the Company adopted a new omnibus equity incentive plan (the “Omnibus Equity Incentive Plan”) by way of a Shareholder Resolution. The Omnibus Equity Incentive Plan is a “rolling” plan that, subject to certain adjustment provisions, provides that the aggregate maximum number of Common Shares that may be issued upon the exercise or settlement of awards granted under the Omnibus Equity Incentive Plan shall not exceed 10% of the Company’s issued and outstanding Common Shares from time to time. The Omnibus Equity Incentive Plan is considered an “evergreen” plan, since the Common Shares covered by awards that have been exercised, settled or terminated shall be available for subsequent grants under the Omnibus Equity Incentive Plan, and the number of awards available to grant increases as the number of issued and outstanding Common Shares increases. As such, the Omnibus Equity Incentive Plan must be approved by the majority of the Company’s Board and its Shareholders every three years following its adoption pursuant to the requirements of the TSX.

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

No equity incentive securities have been granted under the Legacy Plans for the year ended December 31, 2022 (2021 – nil and 2020 – 396,000).

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Common shares

The Company’s authorized capital consists of an unlimited number of common shares with no par value. As at December 31, 2022, common shares of the Company were reserved as follows:

	Exercise price
	(CAD)	Expiry dates	Number outstanding
Options – Legacy Plan	$2.84 - $6.00	January 2023 – December 2023	123,750
	$2.20 - $3.10	January 2024 – December 2024	220,350
	$3.13	January 2025 – December 2025	376,000
Options – Omnibus Equity Incentive Plan	$2.80 - 8.84	January 2031 – June 2031	318,000
	$0.45 - 1.35	January 2032 – December 2032	805,947
Deferred share units – Legacy Plan	$1.20 - $2.10	N/A	66,667
Restricted share units – Omnibus Equity Incentive Plan	N/A	January 2024 – December 2024	16,667
	N/A	January 2031 – June 2031	168,017
	N/A	N/A	636,535
Performance share units – Omnibus Equity Incentive Plan	N/A	N/A	165,000

Warrants

During the year ended December 31, 2022, there were no warrants exercised (2021 - 1,123,878 and 2020 – 1,154,759) for $nil proceeds (2021 - $2,092,276 and 2020 - $1,859,963). During the year ended December 31, 2022, there were no warrants issued under the Legacy Plans (2021 and 2020 – nil).

As at December 31, 2022, there were no warrants outstanding other than those classified as derivative warrant liabilities in Note 10 (2021 – nil).

Stock option plan

The Company has an incentive stock option plan for its directors, officers, employees, and contractors. The Company’s legacy stock option plan allows for the granting of options (and DSUs as described below) up to an aggregate amount equal to 10% of the aggregate number of common shares of the Company outstanding. The options, which have a term not exceeding five years when issued, generally vest as follows:

●	1/3 at time of issue
●	1/3 after one year
●	1/3 after two years

Under the Omnibus Equity Incentive Plan, the stock options that are granted have a term not exceeding ten years when granted, and can be fully vested on date of grant or vest as follows:

●	1/3 after one year
●	1/3 after two years
●	1/3 after three years

During the year ended December 31, 2021, certain stock options granted included cash settlement alternatives at the discretion of the stock option holder, subject to the approval of the Company’s Plan Administrator. The option holder could elect to perform the following on the settlement date:

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

Since the election and choice of settlement method lies with the stock option holder, which includes a cash settlement, the Company recorded the associated grants with this option as a cash-settled share-based payment and recorded a share-based payment liability, which is remeasured at each reporting period. On June 11, 2021, the Company initially recorded a share- based payment liability of $141,186 related to the 155,517 options that are deemed to be cash-settled share-based payments. As a result of additional vesting of the options as well as the result of remeasuring the options classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain on revaluation of options of $1,511,399 for the year ended December 31, 2022 (2021 - $1,028,055 and 2020 - $nil). As at December 31, 2022, the Company had no options outstanding that are to be cash-settled as these options were all forfeited.

As at December 31, 2022, 720,100 options were vested related to the Legacy Plan (2021 – 749,267 and 2020 – 770,283) with a weighted average exercise price of CAD $2.88 per share (2021 – CAD $3.16 and 200 - $2.62 ).

As at December 31, 2022, 486,864 options were vested related to the Omnibus Equity Incentive Plan (2021 – 46,500 and 2020 - nil) with a weighted average exercise price of CAD $1.67 per share (2021 – CAD $8.84 and 2020 - $nil).

During the year ended December 31, 2022, the Company granted 805,947 stock options respectively to directors, officers, employees, and contractors (2021 – 1,115,086 and 2020 – 396,000). The Company utilized the Black-Scholes option pricing model to fair value the stock options granted and included the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value at grant date (CAD)	$0.20 - $ 0.81	$2.30 - $7.29
Share price at grant date (CAD)	$0.34 - $1.32	$2.80 - $8.93
Exercise price (CAD)	$0.45 - $1.35	$8.84 - $8.93
Expected volatility	62.5% - 72.3%	81.60% - 82.7%
Expected option life	5.5 – 6.5	10.0
Expected dividends	0%	0%
Risk-free interest rate (based on government bonds)	2.90% - 3.16%	1.38% - 1.43%

During the year ended December 31, 2022, nil options were exercised (2021 – 203,333 and 2020 – 92,500), for $nil proceeds (2021 - CAD$312,833 and 2020 – CAD$113,500). There were 886,253 stock options forfeited during the year ended December 31, 2022 (2021 and 2020 – nil) and 72,000 stock options that expired during the year ended December 31, 2022 (2021 – 33,333 and 2020 – 53,667).

The following information applies to stock options outstanding per the Legacy Plan as at December 31, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

		Weighted average
Range of exercise		remaining	Weighted average		Weighted average
prices	Options	contractual	exercise price	Options	exercise price
(CAD)	outstanding	life	(CAD)	exercisable	(CAD)
$2.84 – $6.00	123,750	0.9 years	$3.01	123,750	$3.01
$2.20 - $3.10	220,350	1.5 years	$2.37	220,350	$2.37
$3.13	376,000	2.3 years	$3.13	376,000	$3.13
	720,100	1.8 years	$2.88	720,100	$2.88

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The following information applies to stock options outstanding per the Omnibus Equity Incentive Plan as at December 31, 2022, along with their respective exercise prices and related weighted average remaining contractual life:

		Weighted	Weighted		Weighted
Range of exercise		average	average exercise		average exercise
prices	Options	remaining	price	Options	price
(CAD)	outstanding	contractual life	(CAD)	exercisable	(CAD)
$2.80 - $8.84	318,000	8.9 years	$3.25	118,000	$3.82
$0.45 – $1.35	805,947	9.7 years	$0.92	368,864	$0.98
	1,123,947	9.5 years	$1.58	486,864	$1.67

Deferred Share Units Plan

The Company established a DSU Plan to provide non-employee directors to participate in the long-term success of the Company. DSUs are fully vested upon being granted.

The Board of Directors may grant DSUs (and the number of options to purchase shares described above) up to a maximum of 10% of common shares outstanding and up to a maximum of 100,000 units.

Maximum allowable grants under the option and DSU plans in aggregate as at December 31, 2022 were 3,464,970 (2021 – 2,988,172 and 2020 – 2,359,143) of which 1,844,047 were outstanding stock options, 66,667 were outstanding DSUs, 821,219 were outstanding RSUs, and 165,000 of outstanding PSUs for a total of 2,896,933 (2021 – 2,259,036 and 2020 – 1,184,600).

The Company did not grant any DSU’s to Directors of the Company during the year ended December 31, 2022 (2021 and 2020 – nil).

Restricted Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a RSU Plan. RSUs have a term not exceeding ten years to indefinite expiry when granted and can fully vest after one year, vest each month, or vest as follows:

●	1/3 after one year
●	1/3 after two years
●	1/3 after three years

During the year ended December 31, 2021, certain RSUs granted included cash settlement alternatives at the discretion of the RSU holder, subject to the approval of the Company’s Plan Administrator. The RSU holder could elect to perform the following on the settlement date:

●	acquire common shares of the Company on a 1:1 basis to vested RSUs
●	receive cash payment, net of withholding taxes, equal to vested RSUs multiplied by the market price of common shares of the Company
●	acquire and receive a combination of common shares and cash payment, respectively, as noted above

Certain RSUs issued by the Company included the choice of settlement method lies with the RSU holder, which includes a cash settlement, the Company has recorded the associated RSU grants as a cash settled share-based payments and recorded a share-based payment liability.  As at December 31, 2022, there are 155,517 RSUs outstanding that are classified as cash-settled share-based payments.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

As a result of remeasuring the RSUs classified as cash-settled share-based payments related to the Omnibus Equity Incentive Plan at fair value, the Company recorded a gain of $550,260 for the year ended December 31, 2022 (2021 – $242,595 and 2020 - $nil). The RSUs were valued at the following fair values:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$0.36	$3.11
Share price (CAD)	$0.36	$3.11

During the year ended December 31, 2022, 803,463 RSUs were granted to directors, officers, employees, and contractors (2021 – 1,023,378 and 2020 - nil) which are equity accounted for. 689,469 RSUs were vested and 175,261 RSUs were exercised for the year ended December 31, 2022 (2021 – 842,861 vested and 827,361 RSUs exercised and 2020 – nil). The Company recorded the RSUs granted which have a zero exercise price at the following fair values:

	Year ended December 31, 2022	Year ended December 31, 2021
	Omnibus Equity Incentive Plan	Omnibus Equity Incentive Plan
Fair value (CAD)	$0.35 - $1.32	$2.75 - $8.93
Share price (CAD)	$0.35 - $1.32	$2.75 - $8.93

Performance Share Units Plan

Under the Omnibus Equity Incentive Plan, the Company established a PSU Plan. The PSUs have an indefinite term when granted and vest 100% after one year if the performance vesting conditions are met. As at December 31, 2022, the Company has determined that it is probable that the performance vesting condition will be met by the respective employees.

On May 16, 2022, 195,000 PSUs were granted to employees, of which 30,000 shares were forfeited during the year ended December 31, 2022. The PSUs were recorded at the fair value on the day of the grant. The PSUs were valued at the following fair value:

Year ended December 31, 2022
Omnibus Equity
Incentive Plan
Fair value (CAD)	$1.32
Share price (CAD)	$1.32

12.Stock-based compensation

The total compensation expense relating to the value assigned to the stock options, RSUs, and PSUs granted to directors, officers, employees and contractors for the December 31, 2022 was $2,779,312 (2021 - $8,495,189 and 2020 - $725,316), which was included in the stock-based compensation expense with a corresponding charge to contributed surplus of $1,264,523 (2021 – $6,679,582 and 2020 - $461,509) and share-based payment liability of $1,514,789 (2021 - $1,815,607 and 2020 - $nil) which was subsequently reversed through gain on revaluation of options in 2022.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

13.Net loss per share

	Year ended December 31,
	2022	2021	2020
Numerator for basic and diluted net loss per share:
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Denominator for basic net loss per share:
Weighted average number of common shares outstanding	31,648,001	26,448,594	18,080,533
Effect of potential dilutive securities	—	—	—
Adjusted denominator for diluted net loss per share	31,648,001	26,448,594	18,080,533
Basic net loss per share	$(0.28)	$(0.74)	$(0.62)
Diluted net loss per share	$(0.28)	$(0.74)	$(0.62)

For the year ended December 31, 2022, 8,566,432 of potentially dilutive common shares (2021 – 4,376,683 and 2020 – 2,308,478) issuable upon the exercise of warrants, DSUs, RSUs, PSUs, and options were not included in the computation of loss per share because their effect was anti-dilutive.

14.Supplemental cash flow information

Components of the net change in non-cash working capital are as follows:

	Year ended December 31,
	2022	2021	2020
Trade and other receivables	$72,230	$1,180,069	$(316,778)
Inventories	11,750	(176)	18,473
Prepaid expenses and deposits	4,132	(1,630,088)	(53,416)
Trade and other payables and accrued liabilities	669,427	(1,170,715)	(40,937)
Taxes	(104,670)	—	—
Contract liabilities	742,228	(381,596)	(380,629)
Total	$1,395,097	$(2,002,506)	$(773,287)

Other supplemental cash flow information as follows:

	Year ended December 31,
	2022	2021	2020
Cash received for interest	$1,718	$22,725	$1,068
Cash paid for interest	1,154,727	1,311,915	1,105,298

15.Segmented financial information

The Company has determined it has two reportable business segments, namely technology and related revenue and technology services. The technology and related revenue segment develops, distributes licenses computer-based digital solutions based on the Company’s proprietary technology; and the technology service segment, provides recording and transcription services.

The Company’s reportable segments are strategic business segments that offer different products and/or services. These business segments work on different business models and operate autonomously. The Company does not segregate sales and associated costs by individual technology products. Accordingly, segmented information on revenue and associated costs is only provided for the transcription services and computer-based digital solutions currently offered by the Company.

The Chief Executive Officer, President and Chief Operating Officer, and Chief Financial Officer are the operating decision makers and regularly reviews our operations and performance by segment. They review segment income (loss) as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Financial information by reportable business segment is as follows:

	Year ended December 31, 2022
	Technology
	and related	Technology
	revenue	services	Corporate	Total
Consolidated income (loss)
Revenue	$4,031,450	$41,812,479	$—	$45,843,929
Gross profit	2,818,137	19,107,566	—	21,925,703
Selling and administrative expenses	2,156,808	19,796,235	2,573,260	24,526,303
Stock-based compensation	244,409	2,534,903	—	2,779,312
Research and development expenses	64,557	669,558	—	734,115
Depreciation and amortization	312,219	5,729,361	46,623	6,088,203
Foreign exchange gain	—	—	(452,068)	(452,068)
Interest, accretion and other financing costs	—	—	2,283,812	2,283,812
Loss on contingent consideration	—	80,071	—	80,071
Gain on revaluation of options	—	—	(1,511,399)	(1,511,399)
Gain on revaluation of RSUs	—	—	(550,260)	(550,260)
Gain on revaluation of the derivative warrant liability	—	—	(4,255,017)	(4,255,017)
Loss on extinguishment of debt	—	—	747,865	747,865
Restructuring costs	—	—	323,075	323,075
Business acquisition costs	—	—	433,372	433,372
Impairment of property and equipment	—	15,246	—	15,246
Other income	—	–	(1,291)	(1,291)
Current income tax recovery	—	(105,256)	—	(105,256)
Deferred income tax recovery	(33,063)	(471,302)	—	(504,365)
Segment income (loss)	73,207	(9,141,250)	362,028	(8,706,015)

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

The comparative figures income statement below gross profit have been adjusted for the year ended December 31, 2021 to reflect the current year’s presentation. The segment loss originally reported for the year ended December 31, 2021 for technology and related revenue was $8,462,990. For technology services, segment loss originally reported for the year ended December 31, 2021 was $3,559,587.

The adjustments were not considered material and did not affect the Company’s consolidated revenue or consolidated net loss.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Property and equipment are located in the following countries:

	Year ended December 31,
	2022	2021
Australia	$1,316,010	$325,228
United States	67,307	113,242
Canada	35,331	14,084
United Kingdom	13,485	8,420
	$1,432,133	$460,974

16.Revenue

The Company generates revenue primarily from the delivery of technology and transcription services to its customers. Revenue from contracts with customers is disaggregated by primary geographical market, major products and services and timing of revenue recognition. The table also includes a reconciliation of the disaggregated revenue with the Company’s reportable segments (note 15).

	Year ended December 31,
Primary geographic markets	2022	2021	2020
Australia	$26,332,938	$9,523,257	$8,531,854
United States	17,473,030	18,980,591	22,180,946
United Kingdom	1,718,537	1,948,321	611,666
Canada	205,656	160,372	305,166
Other	113,768	434,271	120,061
Total	$45,843,929	$31,046,812	$31,749,693

	Year ended December 31,
Major products/service lines	2022	2021	2020
Technology services	$41,812,479	$26,676,738	$28,190,993
Software licenses	352,473	1,365,882	1,013,854
Support and maintenance	1,872,620	1,772,203	1,519,424
SaaS	89,692	65,187	42,662
Subscription	493,845	189,359	—
Professional services	950,605	451,695	288,597
Hardware	272,215	442,077	657,711
Other	—	83,671	36,452
Total	$45,843,929	$31,046,812	$31,749,693

The Company had two customers who contributed greater than 10 % of consolidated total revenues during the year ended December 31, 2022 comprising of 18.7 % and 14.1 % respectively (2021 – one customer at 11.7 % and 2020 – one customer and 11.3%).

Technology services, software licenses, hardware and other revenue are recognized at a point in time, except for revenue for select customers over time. Professional services, support and maintenance, SaaS, and subscription revenue is recognized over time.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

17.Expenses by nature

Expenses incurred by nature are as follows:

	Year ended December 31,
	2022	2021	2020
Employee and contractor expenses (note 18)	$39,054,160	$33,603,690	$22,682,199
Third-party vendors and other cost of sales	3,577,368	1,719,616	1,043,844
Depreciation and amortization	6,088,203	4,641,601	5,259,243
Facilities	646,894	470,773	279,028
Professional and consulting fees	1,648,274	4,099,129	1,566,224
Investor relations and other shareholder expenses	371,389	792,457	288,778
Bad debt	100,163	283,964	18,116
Marketing and advertising/promotion expenses	294,997	177,894	226,104
Software license and IT expenses	3,999,468	1,620,816	1,318,239
Telephone and internet	568,813	283,207	260,634
Travel	264,238	202,703	78,467
Insurance	1,143,358	630,066	103,702
Office, administrative, and other operating expenses	288,834	946,548	568,498
Foreign exchange loss (gain)	(452,068)	22,130	(132,306)
Total	$57,594,091	$49,494,594	$33,560,770

18.Employee and contractor expenses

Expenditures for employee and contractor salaries and benefits are as follows:

	Year ended December 31,
	2022	2021	2020
Salaries and wages and employee benefits	$25,731,132	$14,575,551	$11,060,315
Contract labour	10,082,646	9,550,731	9,818,222
Stock-based compensation	2,779,312	8,495,189	725,316
Other staff expense	461,070	982,219	1,078,346
Total	$39,054,160	$33,603,690	$22,682,199

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

19.Right-of-use assets

Details of the Company’s right-of-use assets are the following:

	Balance				Balance
	December 31,			Foreign	December 31,
	2021	Additions	Adjustments	exchange	2022
Cost
Buildings	$2,042,126	365,303	—	(431,355)	$1,976,074
Equipment	75,169	—	(12,255)	1,472	64,386
	$2,117,295	365,303	(12,255)	(429,883)	$2,040,460
Accumulated depreciation
Buildings	952,901	351,702	—	(368,197)	$936,406
Equipment	29,901	15,084	—	469	45,454
	982,802	366,786	—	(367,728)	$981,860
Net book value	$1,134,493				$1,058,600

	Balance				Balance
	December 31,			Foreign	December 31,
	2020	Acquisitions	Additions	exchange	2021
Cost
Buildings	$1,105,554	915,203	—	21,369	$2,042,126
Equipment	36,268	38,901	—	—	75,169
	$1,141,822	954,104	—	21,369	$2,117,295
Accumulated depreciation
Buildings	810,295	—	122,600	20,006	952,901
Equipment	21,961	—	7,833	107	29,901
	832,256	—	130,433	20,113	982,802
Net book value	$309,566				$1,134,493

	Balance				Balance
	December 31,			Foreign	December 31,
	2019	Additions	Disposals	exchange	2020
Cost
Buildings	1,048,596	56,925	(44,725)	44,758	1,105,554
Equipment	36,268	—	—	—	36,268
	$1,084,864	56,925	(44,725)	44,758	$1,141,822
Accumulated depreciation
Buildings	426,516	333,725	(22,363)	72,417	810,295
Equipment	11,302	10,659	—	—	21,961
	437,818	344,384	(22,363)	72,417	832,256
Net book value	$647,046				$309,566

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

20.Lease obligations

Below is a summary of the activity related to the Company’s lease liabilities for the year ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Lease obligations, December 31, 2021	$1,188,769	$354,199	$689,644
Additions	386,090	953,868	12,199
Disposals	—	—	(67,787)
Interest on lease liabilities	114,131	34,712	53,549
Interest payments on lease liabilities	(114,131)	(34,712)	(53,549)
Principal payments of lease liabilities	(270,795)	(150,924)	(338,276)
Foreign exchange difference	(97,816)	31,626	58,419
Lease obligations, end of year	$1,206,248	$1,188,769	$354,199

The Company and its subsidiaries have entered into agreements to lease office premises until 2025. The annual rent expenses for premises consist of minimum rent and do not include variable costs. The minimum payments under all agreements are as follows:

2023	$679,718
2024	496,123
2025	232,461
$1,408,302

21.Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2021 and 2020 - 26.5%) to the effective tax rate is as follows:

	2022	2021	2020
Net loss before income taxes	$(9,315,636)	$(18,735,022)	$(12,089,338)
Expected income tax recovery	(2,468,644)	(4,964,781)	(3,203,675)
Difference in foreign tax rates	258,214	163,190	202,331
Share-based compensation and non-deductible expenses	(1,075,684)	(3,470)	(114,257)
Prior year true-ups	(205,361)	(48,507)	75,227
Tax rate changes and other adjustments	21,067	9,619	2,210
Recognition of previously unrecognized deferred tax assets	—	—	(317,387)
Change in tax benefits not recognized	2,860,787	5,787,676	2,411,519
Income tax expense (recovery)	$(609,621)	$943,727	$(944,032)

The Company’s income tax expense (recovery) is allocated as follows:

	2022	2021	2020
Current income tax expense (recovery)	$(105,256)	$(875)	$106,986
Deferred income tax expense (recovery)	(504,365)	944,602	(1,051,018)
Income tax expense (recovery)	$(609,621)	$943,727	$(944,032)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

The significant components of deferred tax assets and liabilities are as follows:

	2022	2021
		(restated - note 4)
Non-capital losses carried forward	$529,525	$288,655
Right-of-use assets	1,056	—
Reserves	124,423	176,145
Deferred tax assets	$655,004	$464,800
Non-capital losses carried forward	126,029	—
Intangible assets	(978,114)	(1,217,527)
Reserves	(16,558)	(7,113)
Deferred tax liabilities	(868,644)	(1,224,640)
Net deferred tax liabilities	$(213,639)	$(759,840)

The following tables present tax effects of temporary differences and carry forwards, as well as movements in the deferred tax balances:

	Balance at	Recognized		Balance at
	December 31,	in profit		December 31,
	2021	and loss	Adjustments	2022
Deferred tax assets (liabilities):
Non-capital losses carried forward	288,655	366,900	—	655,555
Intangible assets	(1,148,280)	170,166	—	(978,114)
Right-of-use assets	—	1,056	—	1,056
Reserves	176,145	(68,280)	—	107,864
Other	(76,360)	34,523	41,837	—
	$(759,840)	$504,365	$41,837	$(213,639)

	Balance at	Recognized		Balance at
	December 31,	in profit		December 31,
	2020	and loss	Adjustments	2021
				(restated) note 4
Deferred tax assets (liabilities):
Non-capital losses carried forward	154,406	134,249	—	288,655
Intangible assets	16,104	27,655	(1,192,039)	(1,148,280)
Reserves	1,227,868	(1,051,723)	—	176,145
Other	(17,023)	(54,783)	(4,554)	(76,360)
	$1,381,355	$(944,602)	$(1,196,593)	$(759,840)

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

	2022	2021
Property and equipment	$168,259	$317,392
Right-of-use assets	(432,053)	—
Intangible assets	13,483,871	10,691,053
Share issuance costs – 20(1)(e)	149,410	474,873
Non-capital losses carried forward – Canada	22,769,811	21,725,215
Non-capital losses carried forward – US	14,371,217	10,537,511
Non-capital losses carried forward – Australia	684	195,574
Non-capital losses carried forward – UK	153,842	—
Capital losses carried forward – Canada	324,281	346,457
Capital losses carried forward – Australia	503,570	537,322
Investment tax credits	558,951	597,175
SR&ED pool	1,748,848	1,868,445
Ontario SR&ED credit	86,586	92,507
Contract liabilities	130,834	270,320
Lease obligations	332,306	(58,111)
Accrued vacation	1,004	38,584
Accrued liabilities	—	12,409
Accrued interest	1,786,594	1,257,173
Difference between cash and accrual basis	—	(676,122)
Financing cost - Crown Capital loan	(165,079)	—
AFDA reserve	262,849	117,163
Contingent consideration liabilities	136,663	445,972
Stock-based compensation	397,153	149,343
Business acquisition expenses	691,321	314,633
Charitable contributions	250	—
	$57,461,172	$49,254,888

The Company has available Canadian non-capital losses of approximately $22,769,811 and capital losses of approximately $324,281. The net capital loss carry forward may be carried forward indefinitely but can only be used to reduce capital gains. The Company’s Canadian non-capital income tax losses expire between the years 2026 to 2042.

During the year ended December 31, 2022, the Company utilized Canadian loss carryforwards of approximately $nil (2021 and 2020 - $nil) to reduce taxable income in the current year.

The Company also has investment tax credits available to reduce future federal taxes payable of approximately $558,951 which if not utilized will expire between the years 2025 to 2034.

The effective and statutory tax rate in the Company’s Australian subsidiaries is 30.0% (2021 – 26.0% and 2020 – 27.5%). These subsidiaries have non-capital losses of approximately $2,061,281 (2021 - $1,541,287 and 2020 - $nil) and capital losses of approximately $503,570 (2021 – $537,322 and 2020 - $570,372) available to offset future taxable capital gains. These losses do not expire.

The Company’s US subsidiaries have non-capital losses of approximately $14,371,217 available to reduce future taxable. These losses do not expire.

The Company’s UK subsidiaries have non-capital losses of approximately $316,120 available to reduce future taxable income. These losses do not expire.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Unrecognized deferred tax liabilities

The aggregate amount of temporary differences associated with investments in subsidiaries for which the Company has not recognized deferred tax liabilities is approximately $1,033,312 as the Company ultimately controls whether the liability will be incurred and is satisfied that it will not be incurred in the foreseeable future.

22.Risk management for financial instruments

The estimated fair values of cash, trade and other receivables, restricted cash, trade and other payables and accrued liabilities approximate their carrying values due to the relatively short-term nature of the instruments. The estimated fair values of current and long-term debt and obligations under finance lease also approximate carrying values due to the fact that effective interest rates are not significantly different from market.

Fair value measurements recognized in the consolidated statement of financial position must be categorized in accordance with the following levels:

a.	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
b.	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
c.	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments carried at fair value on the consolidated statements of financial position consist of cash and restricted cash. Cash and restricted cash are valued using quoted market prices (Level 1). Share-based payment liability, contingent consideration, and derivative warrant liability are categorized using observable market inputs (Level 2). The Company did not value any financial instruments using valuation techniques based on non-observable market inputs (Level 3) as at December 31, 2022.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s approach in managing liquidity is to ensure, to the extent possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, by continuously monitoring actual and budgeted cash flows.

The Company has sustained losses over the last number of periods and has financed these losses mainly through a combination of equity and debt offerings. Management believes that it has raised sufficient cash to meet all of its contractual debt that is coming due in 2023 and has the ability to fund any operating losses that may occur in the upcoming periods.

The table below summarizes the Company’s contractual obligations into relevant maturity groups at the consolidated statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows for operations:

	2023	2024	2025	Total
Trade and other payables	$5,937,880	$—	$—	$5,937,880
Lease obligations	679,718	496,123	232,461	1,408,302
Crown Capital debt	7,701,650	—	—	7,701,650
Contingent consideration - WordZ	236,808	—	—	236,808
WordZ promissory note	432,939	—	—	432,939
HomeTech VTB loan	260,000	20,000	—	280,000
Total	$15,248,995	$516,123	$232,461	$15,997,579

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

Historically, the Company has suffered losses under trade receivables. In order to minimize the risk of loss from trade receivables, the Company’s extension of credit to customers involves review and approval by senior management and conservative credit limits for new or higher-risk accounts.

The Company reviews its trade receivable accounts regularly and writes down these accounts to their expected realizable values, by making an allowance for expected credit losses based on aging and historic collection of receivables. The allowance is recorded as an expense in the consolidated statements of loss and comprehensive loss. Shortfalls in collections are applied against this provision. Estimates for allowance for expected credit losses are determined by a customer-by-customer evaluation of collectability at each consolidated statement of financial position reporting date, taking into account the amounts that are past due and any available relevant information on the customers’ liquidity and going concern issues. Normal credit terms for amounts due from customers call for payment within 30 to 60 days.

The Company’s exposure to credit risk for trade receivables by geographic area was as follows:

	December 31, 2022	December 31, 2021
United States	48%	48%
Australia	29%	31%
United Kingdom	16%	14%
Rest of world	7%	7%
	100%	100%

The Company is subject to risk of non-payment of accounts receivable. The Company mitigates credit risk by assessing the credit worthiness of customers prior to extending credit and monitoring the aging and size of credit extended to customers. All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered low. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade receivables.

The following is a breakdown of trade receivables aging, net of allowance of doubtful accounts:

	December 31, 2022	December 31, 2021
0 to 30 days	$2,723,119	$2,490,940
31 to 60 days	1,034,627	973,641
61 to 90 days	816,221	623,990
91 days and older	731,761	1,505,797
	$5,305,728	$5,594,368

At December 31, 2022, the allowance for doubtful accounts recorded against trade receivables is $399,470 (2021 - $316,202 and 2020 - $123,338). The activity of the allowance for doubtful accounts provision is as follows:

	December 31, 2022	December 31, 2021
Beginning of year	$316,202	$123,338
Add: provision for allowance for doubtful accounts	100,163	283,964
Less: write-offs	(6,635)	(112,116)
Foreign exchange adjustments	(10,260)	21,016
Expected credit loss – end of year	$399,470	$316,202

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s interest rate risk is primarily related to the Company’s interest-bearing debts on its consolidated statement of financial position. The Company does not have a material amount of long-term debt with variable interest rates, thereby minimizing the Company’s exposure to cash flow interest rate risk.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in foreign currencies, primarily the U.S. and Australian dollars and Great Britain pounds with a large portion of the Company’s sales and operating costs being realized in these foreign currencies. The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by transacting, to the greatest extent possible, with third parties in Great Britain pounds, Canadian, U.S., and Australian dollars.

The financial assets and liabilities that are denominated in foreign currencies will be affected by changes in the exchange rate between the United States dollar and these foreign currencies. This primarily includes cash, restricted cash, trade and other receivables, trade and other payables, provisions and obligations under finance lease which were denominated in foreign currencies.

The Company’s Australian subsidiaries have a majority of revenue and expenses being transacted in Australian dollars. As of December 31, 2022, fluctuations of the Australian dollar relative to the United States dollar of 5% would result in an exchange gain or loss on the net financial assets, impacting the Company’s comprehensive income by approximately $6,000 (2021 – $23,000 and 2020 - $58,000).

The Company’s Canadian operations are exposed to exchange rate changes in the U.S. dollar relative to the Canadian dollar since a substantial portion of this business unit’s sales are denominated in U.S. dollars with most of the related expenses in Canadian dollars. A 5% fluctuation of the U.S. dollar would result in an exchange gain or loss on the net financial assets of approximately $53,000 as at December 31, 2022 (2021 – $22,000 and 2020 - $78,000).

The Company’s UK subsidiaries are exposed to exchange rate changes in the Great Britain pound relative to the United States dollar since a portion of this business unit’s sales are denominated in Great Britain pounds with most of the related expenses in United States dollars. A fluctuation of the Great Britain pound of 5% would result in an exchange gain or loss on the net financial assets of approximately $3,000 as at December 31, 2022 (2021 – $30,000 and 2020 - $23,000).

The Company does not currently use foreign exchange contracts to hedge its exposure of its foreign currencies cash flows as management has determined that this risk is not significant at this point in time. The Company recognized a foreign exchange gain from operations of $452,068 for the year ended December 31, 2022 (2021 – foreign exchange loss from operations of $22,130 and 2020 – foreign exchange gain of $132,306).

Capital management

The Company considers its capital structure to consist of shareholders’ equity and long-term debt. The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy, fund research and development and undertake selective acquisitions, while at the same time taking a conservative approach toward financial leverage and management of financial risk.

VIQ Solutions Inc.

Notes to Consolidated Financial Statements

(Expressed in United States dollars)

23.Related party transactions

Key management personnel comprise the Company’s directors and executive officers. In addition to their salaries, key management personnel also participate in the Company’s Legacy Plan and Omnibus Equity Incentive Plan share option program and DSU Plan (note 11).  Key management personnel compensation for the year ended December 31, 2022, 2021 and 2020 as follows:

	2022	2021	2020
Salaries and short-term employee benefits (i)	$1,258,191	$1,821,211	$1,141,349
Stock-based compensation (ii)	663,145	7,600,415	169,969
	$1,928,836	$9,421,626	$1,311,318
(i)	Short-term employee benefits include bonuses and car allowances.
(ii)	2022 included reversal of stock-based compensation expense for forfeitures of options for cash-settled options.

24.Subsequent events

On January 13, 2023, the Company entered a entered into a senior debt facility (the “Loan”) with Beedie Investments Ltd. (“Beedie”), with maximum available funds of $15 million.  $12 million of the Loan has been advanced to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches (“Standby Facility”). The amount outstanding under the Loan will bear interest at 12.5% per annum, composed of cash interest of 9.5% per annum, calculated and paid monthly, and paid-in-kind interest charged at a rate of 3.0% per annum, compounded monthly and added to the outstanding principal amount of the Loan. A standby fee will be charged monthly at a rate of 1.5% per annum on the undrawn amount of the Standby Facility. The Company paid a commitment fee of 1.5% of the Loan. The Lender has also been granted a board observer right.   The loan is secured by a general security agreement covering all assets of the Company. The outstanding principal balance of the loan is repayable on January 13, 2027.

On initiation of the Beedie Loan on January 13, 2023, 7,968,750 common share purchase warrants were issued to Beedie.  Each warrant is convertible into one common share in the capital of the Company at a price per share equal to $0.256 until January 16, 2030.  In addition, the Company has agreed to issue additional common share purchase warrants in connection with the subsequent advances, with such number of warrants to be equal to 17% of the amount of such subsequent advance divided by the exercise price of such subsequent warrants. The subsequent warrants are to have an exercise price equal to the 5-day volume weighted average price of the Company’s common shares immediately prior to the earlier of: (i) the announcement of the applicable subsequent advance, and (ii) the funding of the applicable Subsequent Advance. The subsequent warrants will expire seven years from the date of issuance.

Under the Loan, the Company has undertaken to comply with financial covenants regarding a minimum balance of unrestricted cash and cash equivalents, minimum adjusted monthly EBITDA and maximum total secured debt leverage ratio.

On January 13, 2023, the Company utilized the proceeds of the initial advance to fully repay the loan with Crown Capital in the amount of $7,805,497 (note 9).