Form 20-F/A
period 2022-12-31
VIQ Solutions Inc.
filed 2023-04-13
CIK 1777765

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☒ Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

Explanatory Note

This Amendment No. 1 on Form 20-F/A to the Annual Report on Form 20-F of VIQ Solutions Inc. (the “Company”) for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 3, 2023 (the “Original Form 20-F”), is being filed to correct a typographical error, as shown in the Consolidated Statement of Cashflow on page F-8 of the Original Form 20-F. As a result of the typographical error, the subtotal “Cash provided by (used in) financing activities” for the year ended December 31, 2022 was incorrectly stated as $(2,873,816) in the Original Form 20-F. The correct number $(2,373,816) is included on page F-8 of this Amendment No. 1.

In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the complete text of Item 18, “Financial Statements”, as amended, is being filed herewith.

As required by Rule 12b-15 under the Exchange Act, new certificates of our principal executive officer and principal financial officer, and consents of our auditors are being filed as exhibits to this Amendment No. 1 on Form 20-F/A as Exhibits 12.1, 12.2, 13.1, 13.2, 23.1 and 23.2, respectively.

This Amendment No. 1 speaks as of April 3, 2023, which was the filing date of the Original Form 20-F. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in the Original Form 20-F as filed in the Original Form 20-F, or reflect any events that have occurred after the date of the Original Form 20-F.

Item 17.Financial Statements.

See “Item 18, “Financial Statements”.

Item 18.Financial Statements.

Our audited consolidated financial statements for the years ended December 31, 2022, 2021 and 2020 are included at the end of this Annual Report. The auditors’ report of Ernst & Young LLP for the year ended December 31, 2022 and KPMG LLP for the years ended December 31, 2021 and 2020 are included herein immediately preceding the audited consolidated financial statements.

1

Item 19.Exhibits.

Exhibit	Description	Incorporation by Reference
		Schedule/ Form	File Number	Exhibit	File Date
1.1	Articles of Incorporation.	20-F	001-40717	1.1	May 2, 2022

1.2	Articles of Continuance of VIQ Solutions Inc.	S-8	333-257263	4.1	June 18, 2021

1.2	VIQ Solutions Inc. By-law 1.	S-8	333-257263	4.2	June 18, 2021

1.3	VIQ Solutions Inc. By-law 2.	S-8	333-257263	4.3	June 18, 2021

1.4	VIQ Solutions Inc. Stock Option Plan.	S-8	333-257263	4.4	June 18, 2021

1.5	VIQ Solutions Inc. Deferred Share Unit Plan.	S-8	333-257263	4.5	June 18, 2021

1.6	VIQ Solutions Inc. Omnibus Equity Incentive Plan.	S-8	333-257263	4.6	June 18, 2021

2.1	Description of Securities.	20-F	001-40717	6.1	April 3, 2023

6.1	Form of Securities Purchase Agreement dated July 18, 2022.	6-K	001-40717	99.1	July 21, 2022

6.2	Placement Agent Agreement between the Registrant and A.G.P./Alliance Global Partners dated July 18, 2022.	6-K	001-40717	99.2	July 21, 2022

6.3	Form of Warrant dated July 21, 2022.	6-K	001-40717	99.4	July 21, 2022

6.4	Form of Registration Rights Agreement dated July 21, 2022.	6-K	001-40717	99.5	July 21, 2022

6.5†	Credit Agreement dated as of January 13, 2023, by and between the Company and Beedie Investments Ltd.	6-K	001-40717	99.1	January 25, 2023

8.1	Subsidiaries of the Registrant.	20-F	001-40717	8.1	April 3, 2023

12.1*	Certification by the Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

19.1	Corporate Disclosure Policy	20-F	001-40717	19.1	April 3, 2023

23.1*	Consent of EY LLP

23.2*	Consent of KPMG LLP

99.1	Audit Committee Charter	20-F	001-40717	99.1	April 3, 2023

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

**Furnished herewith.

†Certain portions of this exhibit (indicated by asterisks) have been redacted in accordance with Regulation S-K, Item 601(b)(10).

#Indicates a management contract or any compensatory plan, contract or arrangement.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

VIQ SOLUTIONS INC.

	By:	/s/ Sebastien Paré

Chief Executive Officer (Principal Executive Officer)

Date: April 13, 2023

3

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

VIQ Solutions Inc.

Consolidated Statements of Cashflow

(Expressed in United States dollars)

	Year ended December 31
	2022	2021	2020
Cash provided by (used in)
Operating activities
Net loss for the year	$(8,706,015)	$(19,678,749)	$(11,145,306)
Items not affecting cash:
Depreciation (notes 7, 19)	579,249	257,099	445,995
Amortization (note 8)	5,508,954	4,384,502	4,813,249
Stock-based compensation (notes 11, 12)	2,779,312	8,495,189	725,316
Loss on revaluation of conversion feature liability (note 9)	—	—	1,308,440
Loss on repayment of long-term debt (note 9)	—	—	1,497,804
Accretion and other financing costs (note 9)	1,231,194	967,106	1,216,949
Interest expense (note 9)	1,052,617	1,331,100	4,934,517
Income tax (recovery) expense (note 21)	(609,621)	943,727	(944,032)
(Loss) gain on contingent consideration (note 4)	80,071	(332,569)	(946,503)
Gain on revaluation of options, RSUs, and derivative warrant liability (notes 10,11)	(6,316,676)	(2,638,830)	—
Impairment of goodwill and intangibles (note 4)	—	—	2,258,369
Impairment of property and equipment (note 7)	15,246	—	—
Payment of taxes (note 21)	—	(113,853)	—
Loss on extinguishment of debt (note 9)	747,865	—	—
Other income	(1,291)	(12,003)	(10,373)
Foreign exchange (gain) loss (note 22)	(452,068)	22,130	(132,306)
Unrealized foreign exchange (gain) loss	360,190	139,250	174,251
Changes in non-cash operating working capital (note 14)	1,395,097	(2,002,506)	(773,287)
Cash provided by (used in) operating activities	(2,335,876)	(8,238,407)	3,423,083
Investing activities
Purchase of property and equipment (note 7)	(1,202,489)	(79,204)	(202,297)
Business acquisitions (note 4)	(298,927)	(9,135,131)	(4,411,500)
Earn out payment (note 4)	(539,380)	(2,600,536)	(377,312)
Development costs related to internally generated intangible assets (note 8)	(1,828,983)	(2,364,733)	(1,642,783)
Change in restricted cash	(234,286)	(261,110)	(5,299)
Cash used in investing activities	(4,104,065)	(14,440,714)	(6,639,191)

Financing activities
Issuance of share capital, net of issuance costs (notes 10, 11)	4,053,476	16,715,000	13,747,345
Issuance cost reimbursement	—	1,673	—
Proceeds from debt, net of issuance costs (note 9)	—	—	4,827,175
Proceeds from exercise of stock options (note 11)	—	246,160	10,568
Proceeds from exercise of warrants (note 11)	—	2,092,276	1,859,963
Payment of amendment fees on debt (note 9)	(239,880)	—	—
Repayment of debt (note 9)	(4,761,890)	(1,070,275)	(838,031)
Repayment of lease obligations (note 20)	(270,795)	(150,924)	(338,276)
Payment of interest on debt (note 9)	(1,040,596)	(1,277,202)	(1,052,576)
Payment of interest on lease obligations (note 20)	(114,131)	(34,712)	(53,549)
Cash provided by (used in) financing activities	(2,373,816)	16,521,996	18,162,619

Net increase (decrease) in cash for the year	(8,813,757)	(6,157,125)	14,946,511
Cash, beginning of year	10,583,534	16,835,671	1,707,654
Effect of exchange rate changes on cash	(112,206)	(95,012)	181,506
Cash, end of year	$1,657,571	$10,583,534	$16,835,671

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